Exhibit 99.1

Annual Report 2015

March 8, 2016

THOMSON REUTERS™

Information in this annual report is provided as of March 3, 2016, unless otherwise indicated.

Certain statements in this annual report are forward-looking. These forward-looking statements are based on certain assumptions and reflect our current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results to differ materially from current expectations are discussed in the “Risk Factors” section of this annual report as well as in materials that we from time to time file with, or furnish to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. There is no assurance that any forward-looking statements will materialize. You are cautioned not to place undue reliance on forward-looking statements, which reflect expectations only as of the date of this annual report. Except as may be required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements.

The following terms in this annual report have the following meanings, unless otherwise indicated:

•	“Thomson Reuters,” “we,” “us” and “our” each refers to Thomson Reuters Corporation and its consolidated subsidiaries, unless the context otherwise requires;
•	“Woodbridge” refers to The Woodbridge Company Limited and other companies affiliated with it; and
•	“$,” “US$” or “dollars” are to U.S. dollars.

When we refer to our performance before the impact of foreign currency (or at “constant currency”), we mean that we apply the same foreign currency exchange rates for the current and equivalent prior period. We believe this provides the best basis to measure the performance of our business as it removes distortion from the effects of foreign currency movements during the period.

Non-International Financial Reporting Standards (IFRS) financial measures are defined and reconciled to the most directly comparable IFRS measures in the “Management’s Discussion and Analysis” section of this annual report.

For information regarding our disclosure requirements under applicable Canadian and U.S. laws and regulations, please see the “Cross Reference Tables” section of this annual report.

Information contained on our website or any other websites identified in this annual report is not part of this annual report. All website addresses listed in this annual report are intended to be inactive, textual references only. The Thomson Reuters logo and our other trademarks, trade names and service names mentioned in this annual report are the property of Thomson Reuters.

Business

OVERVIEW

Thomson Reuters is the world’s leading source of news and information for professional markets. Our customers rely on us to deliver the intelligence, technology and expertise they need to find trusted answers. The business has operated in more than 100 countries for more than 100 years. We are a Canadian company with shares are listed on the Toronto Stock Exchange and New York Stock Exchange (symbol: TRI). Our website is www.thomsonreuters.com.

As of January 1, 2016, we are organized in three business units supported by a corporate center:

Financial & Risk

A leading provider of critical news, information and analytics, enabling transactions and connecting communities of trading, investment, financial and corporate professionals. Financial & Risk also provides leading regulatory and operational risk management solutions.

Legal A leading provider of critical online and print information, decision tools, software and services that support legal, investigation, business and government professionals around the world.

Tax & Accounting A leading provider of integrated tax compliance and accounting information, software and services for professionals in accounting firms, corporations, law firms and government.

We are pursuing the sale of our Intellectual Property & Science business, with a closing currently expected in the second half of the year. Intellectual Property & Science is a leading provider of comprehensive intellectual property and scientific information, decision support tools and services that enable the lifecycle of innovation for governments, academia, publishers, corporations and law firms to discover, protect and commercialize new ideas and brands.

We also operate Reuters, which is a leading provider of real-time, high-impact, multimedia news and information services to newspapers, television and cable networks, radio stations and websites around the globe.

Unless otherwise indicated, this section describes our businesses as organized as of January, 1, 2016. For more information on our divisional and segment financial results under our reporting structure as it existed through December 31, 2015, please see the Management’s Discussion and Analysis section of this annual report.

Business Model and Key Operating Characteristics

We derive the majority of our revenues from selling electronic content and services to professionals, primarily on a subscription basis. Our businesses provide solutions, software and workflow tools which integrate our core data and information. The table below describes some of our key operating characteristics.

Industry leader	•	#1 or #2 in most of the market segments that we serve
	•	Deep and broad industry knowledge
	•	Products and services tailored for professionals
Balanced and diversified	•	Four distinct core customer groups – our 2015 revenues were: 50% Financial & Risk; 28% Legal; 12% Tax & Accounting; 8% Intellectual Property & Science; and 2% Reuters News
	•	Geographical diversity – our 2015 revenues were 63% from the Americas, 27% from Europe, the Middle East and Africa (EMEA) and 10% from Asia Pacific
	•	No single customer accounted for more than 1.5% of our 2015 revenues
	•	Technology and operating platforms are built to address the global marketplace
Attractive business model	•	87% of our 2015 revenues were recurring
	•	93% of our 2015 revenues were from information delivered electronically, software and services
	•	Strong and consistent cash generation capabilities

Performance Highlights

2015 was a milestone year for our company. For the first time since 2011, the company as a whole returned to organic revenue growth. We delivered the highest level of adjusted earnings per share (EPS) in our history and free cash flow exceeded expectations. We achieved or exceeded our guidance for each performance metric in our 2015 outlook.

NON-IFRS FINANCIAL MEASURE	2015 OUTLOOK (PROVIDED IN FEBRUARY 2015)*	2015 PERFORMANCE*
Revenues from ongoing businesses	Growth from existing businesses (organic)	2% increase	✓
Adjusted EBITDA margin	Between 27.5% and 28.5%	27.8%	✓
Underlying operating profit margin	Between 18.5% and 19.5%	19.2%	✓
Free cash flow	Between $1.550 billion and $1.750 billion	$1.801 billion	✓

*	The 2015 Outlook and 2015 performance were measured at constant currency rates relative to 2014, except for free cash flow, which was reflected at actual currency rates. Foreign currency had no impact on adjusted EBITDA margin and a 40bp negative impact on underlying operating profit margin. Actual underlying operating profit margin was 18.8%.

In 2015, we continued our ongoing transformation from a portfolio of individual operating companies into an integrated enterprise. We also continued to simplify the organization with a business focused on growing organically rather than through acquisitions. After spending an average of approximately $950 million annually on acquisitions between 2009 and 2013, our acquisition spending in 2015 was just $37 million.

In 2015, we returned $2.4 billion to shareholders through dividends and share repurchases, bringing our return to shareholders over the last three years to $6 billion. As we target gradual improvements in revenue growth and free cash flow, we believe that we should be able to continue to provide attractive returns to our shareholders without compromising either our growth strategy or our target of maintaining a solid investment grade rating.

Below are non-IFRS financial highlights from our full year 2015 results. A detailed discussion of our 2015 financial results is provided in the Management’s Discussion and Analysis section of this annual report.

(millions of U.S. dollars, except per share amounts and margins)	2015	2014	Change	Change before currency
Revenues from ongoing businesses	$12,209	$12,605	-3%	2%
Adjusted EBITDA	$3,392	$3,313	2%	7%
Adjusted EBITDA margin	27.8%	26.3%	150bp	150bp
Underlying operating profit	$2,293	$2,138	7%	14%
Underlying operating profit margin	18.8%	17.0%	180bp	220bp
Adjusted earnings per share (EPS)	$2.13	$1.85	15%	26%
Free cash flow	$1,801	$1,445	25%

Strategic Growth Priorities

The three pillars of our growth strategy for Thomson Reuters are the following:

Strengthen and enable the core

We continue to transform our company from a portfolio of individual businesses into a more integrated enterprise through investments which drive scale, including further consolidation of platforms. We believe these efforts will grow revenues, expand margins and increase adjusted EPS. Recent organic investments have enhanced the functionality and performance of a number of our existing flagship products, such as Thomson Reuters Eikon, Thomson Reuters Elektron, Thomson Reuters Westlaw and ONESOURCE. We are seeking to drive growth by “living at the application layer,” which means that we will increasingly provide customers with analytics and workflow solutions that give them trusted answers and not just information.

Growth in today’s business environment has also required us to explore different business models than we have in the past. We have been increasing our focus on driving growth through more collaboration and stronger relationships with both established and emerging companies and incubators. Some of these initiatives combine another company’s technology, data or other capabilities with our products and services. We believe these initiatives will be attractive to our customers, allow us to innovate more quickly and build sales channels in segments that we could not have reached as quickly on our own.

Improve go-to-market capabilities

We have significant opportunities across our businesses to strengthen our go-to-market capabilities. In 2015, we established a new Chief Customer Office, which is driving a new “Thomson Reuters Way” of going to market. The Thomson Reuters Way involves a set of shared standards, processes, tools and technology that are utilized across the organization with a focus on increasing customer and revenue retention while driving new sales growth.

Accelerate in high-growth market segments

We are funding and accelerating more investments in high growth market segments, including Legal Software & Solutions, Global Trade Management, Global Tax and Risk Solutions. These four growth areas represented approximately 25% of our 2015 revenues and had double digit revenue growth in 2015.

Three-Year Overview

The table below provides a three-year overview of our business.

THREE-YEAR OVERVIEW*
2013	•	Financial & Risk continued its turnaround, with improvements in its execution capabilities.
	•	We launched a new transformation program designed to increase innovation, simplify our company and increase efficiencies.
	•	We refinanced debt, increased share repurchases and made special contributions to our key pension plans.
2014	•	We focused on operating more as an enterprise rather than a set of distinct portfolio businesses. 2014 marked the beginning of a far more collaborative approach across our enterprise.
	•	We began developing an integrated approach for some of our largest customers to expand our footprint and drive growth. We consolidated platforms and real estate to drive efficiency and effectiveness. We also increased our innovation initiatives with dedicated funding to invest behind ideas, many of which can be leveraged across the business. In 2014, we spent $167 million on acquisitions, a substantial decrease from prior years.
	•	Despite Financial & Risk’s revenue decline of 2% for the year, net sales were positive for the fourth quarter and for the full year.
	•	In Legal, performance also improved, with revenues up 2% with organic growth rate of 1%, tempered somewhat by a 7% decline in U.S. print. Excluding U.S. print, full-year revenues increased 3% with organic growth of 2%.
	•	Our Tax & Accounting business continues to execute well and had another very strong year, with revenues up 12%, of which 9% was organic, improving on last year’s organic growth rate of 5%. This business continues to benefit from increased market demand for its global tax solutions and from new product launches and strong execution.
	•	Intellectual Property & Science revenues grew 3%, with recurring revenues up 5% organically.
	•	Our Global Growth Organization businesses grew 9%, of which 5% was organic.
2015	•	We continued to transform from a product-centric business built on multiple platforms, to a customer-centric enterprise built on open platforms.
	•	As part of our simplification and transformation initiatives, we reduced staff, consolidated various technology platforms and content assets, standardized internal processes, outsourced various activities, and consolidated various offices/real estate around the world, including increasing our leadership presence at our new Enterprise Centre, which oversees our enterprise-wide content and technology resources.
	•	Financial & Risk achieved its EBITDA margin target of 30% (before currency) in the fourth quarter of 2015. Financial & Risk’s net sales were positive in each quarter of the year. However, its revenues were essentially unchanged.
	•	Legal’s revenues increased 2%, essentially all from existing businesses. Revenues from the Legal Solutions businesses grew 6% and revenues from the U.S. online legal information business grew 1%, representing its first year of positive revenue growth since 2009.
	•	Tax & Accounting’s revenues grew 8%, primarily from existing businesses, driven by growth in its Corporate and Professional businesses.
	•	In the second half of 2015, we announced that we were exploring strategic options for our Intellectual Property & Science business and we appointed a new president for that unit. We are now pursuing the sale of Intellectual Property & Science. Intellectual Property & Science revenues increased 1%, all from existing businesses.
	•	Our Global Growth Organization businesses grew 7%, 6% of which was organic.
	•	We increasingly focused on our organizational health and continued to pay close attention to metrics around employee engagement, customer satisfaction and customer retention. Our focus on health and wellness was also a key driver of improved employee engagement.
	•	We continued to approach our capital strategy and balance sheet strength in a consistent and disciplined manner. Our capital strategy is a critical part of our overall strategy and a key element in supporting and growing our business. As part of our capital strategy, we seek to balance investing in our business and returning capital to shareholders.

*Revenue	growth rates are before currency.

FINANCIAL & RISK

Financial & Risk provides critical news, information and analytics, enables transactions and connects communities of trading, investment, financial and corporate professionals. It also provides leading regulatory and operational risk management solutions.

Financial & Risk is pursuing an open platform strategy for customers to create and derive value from our insight, content and technology. We believe that Financial & Risk helps its customers discover insights and opportunities, access liquidity and transact, drive efficiencies in business and operations, and anticipate and manage risk and compliance.

Approximately 40% of Financial & Risk’s 2015 revenues were derived from desktop products and 36% of its 2015 revenues were from higher growth Feeds & Risk products. Financial & Risk’s business mix has been evolving as Feeds & Risk products have become a greater proportion of the segment’s revenue base. The following provides a summary of Financial & Risk’s 2015 revenues. For additional information, please see the Management’s Discussion and Analysis section of this annual report.

1	Results from ongoing businesses.
Growth	rates are in constant currency and are compared to 2014.

Financial

The Financial business provides a broad and robust range of offerings to financial markets professionals. It delivers global content sets, including fundamentals, estimates and primary and secondary research. Financial also provides customers with tools, platforms, venues and services to enable fast, intelligent decision-making. Financial’s flagship financial markets desktop platform is Thomson Reuters Eikon.

Major brands

The following table provides information about Financial’s major brands.

MAJOR BRANDS AND PRODUCT CATEGORIES	TYPE OF PRODUCT/SERVICE	TARGET CUSTOMERS
Thomson Reuters Eikon	Flagship desktop platform providing pre-trade decision-making tools, news, real-time pricing, charting, analytics, portfolio tools, trading connectivity and collaboration tools	Investment professionals, portfolio managers, wealth managers, research analysts, economists, strategists, investment bankers, professional services and private equity professionals, salespeople, traders, brokers, corporate treasurers, corporate strategy and research professionals and financial analysts
Thomson ONE	Integrated access to information, analytics and tools delivered within workspaces designed specifically for each target customer’s workflow	Wealth management firms, professional services and private equity professionals Corporate customers, including strategy and research professionals, treasurers and finance professionals
Thomson Reuters BETA	A complete suite of integrated, intelligent solutions to manage retail brokerage operations, including workflow and productivity tools, transaction processing, reporting and archiving, data delivery and more	Wealth management firms
Thomson Reuters Elektron	Flexible, high performance, cross asset data and trading infrastructure that includes low latency real-time data feeds, non real-time data, analytics and transactional connectivity. Services can be offered in a range of deployment models	Investment banks, asset managers, custodians, liquidity centers and depositories, hedge funds, prime brokers, proprietary traders, inter-dealer brokers, multilateral trading facilities (MTFs), central banks and fund administrators

MAJOR BRANDS AND PRODUCT CATEGORIES	TYPE OF PRODUCT/SERVICE	TARGET CUSTOMERS
Thomson Reuters Enterprise Platform	Scalable and robust technology platforms that enable financial institutions to control real-time information flows	Financial institutions
FX Trading Solutions	FX Trading is our next generation desktop platform that delivers our entire foreign exchange offering and provides a single point of access to liquidity in hundreds of currency pairs from the Thomson Reuters Matching, Dealing and FXall platforms	FX and money market traders, sales desks, hedge funds and alternative market makers, asset managers, banks, broker/dealers and prime brokers

Thomson Reuters Dealing is a legacy peer-to-peer conversational dealing product primarily related to FX and money markets. Thomson Reuters Matching is a legacy anonymous electronic FX trade matching system, providing trading in spot and forwards FX and prime brokerage capabilities

FXall is a global electronic platform for institutional FX trading with a broad suite of flexible execution tools, end-to-end workflow management and straight-through processing with liquidity from over 160 market makers
Tradeweb	Global electronic multi-dealer-to-customer marketplace for trading fixed income, derivatives and money market products which connects major investment banks with institutional customers	Institutional traders

2015 developments

During 2015, as part of its open platform strategy, Financial introduced App Studio, a development suite for Thomson Reuters Eikon that allows third parties to build their own applications (powered by our company and other data) which can be made available to our customers within the Eikon desktop. Financial also continued to invest in Thomson Reuters Eikon Messenger, our instant messaging tool available as part of a user’s Eikon package or free of charge as a standalone application across all major mobile devices. Financial also made a new set of open source Application Programming Interfaces (APIs) available for Thomson Reuters Elektron which allow customers to extend them to address the internal and third party content that their applications consume.

In 2015, our FX business reached a key milestone when it created the industry’s largest collective pool of independent liquidity by bringing all of its FX venues and post-trade services together onto one next generation platform, FX Trading.

In 2015, the Financial business continued to make significant investments in the solutions that it offers to buy-side and off-trading floor customers. These solutions enable effective decision-making, drive performance and operational effectiveness and help meet regulatory requirements for our customers in investment management and advisory, wealth management, hedge funds and corporate treasury. Some notable proprietary sources of content for these segments include I/B/E/S, Datastream, Lipper, StarMine, First Call, IFR and Reuters News.

In 2015, Financial also announced the availability of the Thomson Reuters Permanent Identifier (PermID), a machine-readable identifier developed to create a unique reference for any data item. Unlike stock tickers and other such symbols, the PermID never changes. Financial developed PermID to manage its own internal datasets and is now making it available more widely under an open license to help solve “big data” challenges faced in multiple industries.

Competition

Our Financial business competes with a wide range of large and specialist providers which primarily include Bloomberg, FactSet, S&P (including its Capital IQ business), FIS, Interactive Data, Telekurs, Dow Jones and large IT vendors, such as IBM. The FX business primarily competes with large inter-dealer brokers, such as ICAP’s EBS platform and other electronic communication networks (ECNs) such as Bloomberg. Tradeweb’s principal competitors include MarketAxess and Bloomberg. The Financial business also competes with single-dealer and multi-dealer portals.

Risk

Our Risk business provides a comprehensive suite of solutions designed to help our customers address third party risk (customer, supplier and partner), regulatory compliance, corporate governance, operational risk controls and pricing and valuation. Risk’s solutions combine powerful technology with trusted regulatory and risk intelligence to deliver integrated offerings to financial services and multinational institutions for global regulatory intelligence, financial crime prevention, anti-bribery, anti-money laundering and anti-corruption, know-your-customer (KYC) and other due diligence, compliance management, internal audit, e-learning and risk management services.

The following table provides information about Risk’s major product categories.

MAJOR BRANDS AND PRODUCT CATEGORIES	TYPE OF PRODUCT/SERVICE	TARGET CUSTOMERS
Third Party Risk	Information, software products and services which include Thomson Reuters Org ID (KYC compliance managed service) and World-Check data, screening software and due diligence reports. Org ID is an end-to-end client identity service that collects, verifies, screens and continuously helps determine ultimate beneficial owners and monitors a legal entity for change. It is also used to simplify client on-boarding processes and enhance and update existing client information	Corporate compliance, risk management professionals, money laundering reporting officers, business leaders and law firms
Regulatory Intelligence and Compliance Management	Information and software products which include global coverage of over 550 regulatory bodies and over 950 rulebooks with exclusive news and analysis from our global team of regulatory compliance experts and journalists	Corporate compliance, risk management professionals, corporate and company secretaries, general counsels, business leaders, boards of directors and law firms
eLearning	Training programs which assist in changing behavior and supporting a culture of integrity and compliance	Corporate compliance, risk management professionals, money laundering reporting officers, corporate and company secretaries, general counsels, human resources, business leaders, boards of directors and law firms
Internal Audit and Controls	Internal auditing and internal controls testing, including risk assessment, global issue tracking and administration	Audit management professionals, business leaders and boards of directors
Enterprise Risk Management	Risk management solution that helps identify, document and assess strategic and operational risks, including loss events, key risk indicators, assessment responses and scenario analysis data	Risk management professionals, business leaders, boards of directors and law firms
Thomson Reuters DataScope	Data delivery platform for non-streaming cross-asset class content globally; supports the management of financial risk, including such instruments as peer-to-peer or marketplace loans	Custodians, banks, insurance companies, fund administrators, pension firms, mutual funds, hedge funds, sovereign funds, underwriters, market makers, accounting firms and government institutions

Competition

Risk’s products and services compete with a wide variety of global, regional and niche competitors. Risk’s compliance, audit and risk products primarily compete with Wolters Kluwer Compliance Resource Network, CCH Team Mate, Protiviti, SWIFT, Depository Trust & Clearing Corporation (DTCC)/Clarient Entity Hub, Markit-Genpact, BWise and MetricStream. In the financial crime market segment, key competitors include Dow Jones, LexisNexis and Actimize. Risk’s pricing and reference services business primarily competes with Interactive Data/GlobalRisk, Bloomberg Markets, McGraw-Hill Financial and a number of smaller asset pricing and reference data providers.

LEGAL

Legal is a leading provider of critical online and print information, know-how, decision tools, software and services. The business serves customers in law firms, corporate legal departments and governments, including federal, provincial, state and local government lawyers and judges, as well as investigators.

In recent years, Legal has focused on pivoting from a content-focused business to a content-enabled software and services business.

The following provides a summary of Legal’s 2015 revenues. For additional information, please see the Management’s Discussion and Analysis section of this annual report.

1	Results from ongoing businesses
Growth	rates are in constant currency and are compared to 2014.

Major brands

The following table provides information about Legal’s major brands.

MAJOR BRANDS AND PRODUCT CATEGORIES	TYPE OF PRODUCT/SERVICE	TARGET CUSTOMERS
Thomson Reuters Westlaw (U.S.) Sweet & Maxwell (U.K.) Carswell (Canada) Aranzadi (Spain) La Ley (Argentina) Revista dos Tribunais (Brazil)

Legal, regulatory and compliance information-based products and services

Thomson Reuters Westlaw is Legal’s primary online legal research delivery platform in the United States. Westlaw offers authoritative content, powerful search functionality and research organization, team collaboration features, and navigation tools to find and share specific points of law and search for analytical commentary

Localized versions of online legal research services are provided in Argentina, Australia, Brazil, Canada, Chile, China, France, Hong Kong, India, Ireland, Japan, Malaysia, New Zealand, South Korea, Spain, the United Kingdom and other countries. Through Westlaw International, we offer our online products and services to customers in markets where we may not have yet developed a fully localized Westlaw service

Law firm and corporate professionals, law students, law librarians, legal professionals in government agencies and trademark professionals
Practical Law Practice Point	Legal know-how, current awareness and workflow tools with embedded guidance from expert practitioners. Practice notes, standard documents, checklists and What’s Market tools cover a wide variety of practice areas such as commercial, corporate, labor and employment, intellectual property, finance and litigation. Practical Law currently has offerings in the United Kingdom, United States, Canada and China	Law firm and corporate legal professionals and legal professionals in government agencies
Thomson Reuters Legal Tracker	Online matter management, e-billing and legal analytics services (formerly known as Serengeti)	Corporate legal professionals
Legal Managed Services	Outsourced legal services (formerly known as Pangea3)	Corporate legal and law firm professionals
Elite 3E ProLaw	Suite of integrated software applications that assist with business management functions, including financial and practice management, matter management, document and email management, accounting and billing, timekeeping and records management	Law firm and professional services, legal, finance and technology professionals

MAJOR BRANDS AND PRODUCT CATEGORIES	TYPE OF PRODUCT/SERVICE	TARGET CUSTOMERS
FindLaw	Online legal directory, website creation and hosting services; law firm marketing solutions; peer rating services	Law firm professionals, marketers and consumers
Case Logistix Case Notebook Drafting Assistant	Electronic discovery service, research tools, case analysis software and deposition technology, as well as expert witness, document review and document retrieval services and drafting tools to support each stage of the litigation workflow	Law firm and corporate legal professionals, paralegals and court professionals
C-Track Court Management Solutions	Software suite to support e-filing, case management, and public access solutions for courts which can be integrated with other court applications	Judges, lawyers, court and law firm staff and general public
Thomson Reuters ProView	Professional grade e-reader platform	Law firm and corporate legal professionals, legal academics, legal professionals in courts, government agencies and government departments
CLEAR PeopleMap	Public and proprietary records about individuals and companies with tools for immediately usable results	Fraud prevention and investigative professionals in government, law enforcement, law firms and businesses

2015 developments

2015 was a strong year for the Legal business. Legal’s 2015 performance and continued business momentum was driven by growth in the Solutions portfolio and U.S. Online Legal Information offerings. Solutions growth was led by the Legal Managed Services group (formerly Pangea3) and our Legal businesses in Latin America. Thomson Reuters Legal Tracker continued its expansion as well. The C-Track Court Management Solutions business continued its growth in the U.S. and globally, most notably continuing to serve the Royal Courts of Justice in the U.K. Legal also achieved growth in U.S. Online Legal Information, featuring Thomson Reuters Westlaw and Practical Law. The Westlaw Classic platform was successfully retired in 2015. Legal also introduced ProView library solutions to enable customers to leverage digital platforms as their business needs evolve.

Competition

Legal’s primary global competitors are Reed Elsevier (which operates LexisNexis) and Wolters Kluwer. Legal also competes with other companies that provide legal and regulatory information, including Bloomberg BNA, as well as practice and matter management software companies, client development providers and other service providers who support legal professionals.

TAX & ACCOUNTING

Tax & Accounting is a leading global provider of integrated tax compliance and accounting information, software and services for professionals in accounting firms, corporations, law firms and government.

The following provides a summary of Tax & Accounting’s 2015 revenues. For additional information, please see the Management’s Discussion and Analysis section of this annual report.

1	Results from ongoing businesses
Growth	rates are in constant currency and are compared to 2014.

Major brands

The following table provides information about Tax & Accounting’s major brands.

MAJOR BRANDS AND PRODUCT CATEGORIES	TYPE OF PRODUCT/SERVICE	TARGET CUSTOMERS
ONESOURCE	Comprehensive global tax compliance solution with local, country-specific, focus to manage a company’s entire tax lifecycle. ONESOURCE software and services, which can be sold separately or as a suite, include solutions for tax planning, tax provision, tax compliance, transfer pricing, trade and customs, tax information reporting, trust, property, and overall tax workflow management and data management	Tax departments of multinational and domestic corporations, accounting firms, financial institutions and tax authorities
Checkpoint	Integrated information solution delivering research, expert guidance, applications and workflow tools as well as primary sources and third party content providers	Accounting firms, corporate tax, finance and accounting departments, international trade professionals, law firms and governments
CS Professional Suite	A scalable, integrated suite of desktop software applications that encompass key aspects of a professional accounting firm’s operations – from collecting customer data and posting finished tax returns to the overall management of the accounting practice. It also offers tax preparation, engagement, practice management, document management and workflow management solutions for large firms	Accounting firms
Onvio	An innovative suite of cloud-based products that brings together what a firm does into a single, accessible online platform. Available applications include document management, a client portal system, time and billing and engagement management	Accounting firms
Digita	U.K. tax compliance and accounting software and services	Accounting firms, corporate tax, finance and accounting departments, law firms and governments

2015 developments

In 2015, Tax & Accounting continued its growth and global expansion through new product introductions, product line extensions, and cloud-based applications which provide customers with the ability to access the information that they need anytime and anywhere. In 2015, Tax & Accounting launched ONESOURCE Global Trade, a comprehensive new solution offering trade compliance information and trade facilitation tools. In 2015, Tax & Accounting also announced a new flagship product, Onvio, which is a cloud-based solution for tax and accounting professionals. Checkpoint Catalyst, an online research tool for complex business tax issues, released over 20 new topics in 2015 and continued its growth. Tax & Accounting also released Checkpoint BEPS Global Currents and ONESOURCE BEPS Action Manager, which are designed to help multinational corporations comply with new global tax requirements as a result of the Organization for Economic Co-operation and Development’s (OECD) project on base erosion and profit shifting. These new products are designed to help companies with global operations standardize tax data collection and processes, centralize control, monitor global transfer pricing legislation and assess risk. In addition, Tax & Accounting launched its Affordable Care Act Reporting & Compliance solution to help Applicable Large Employers (ALEs) navigate the numerous and often complex provisions of the Affordable Care Act (ACA).

Competition

Tax & Accounting’s primary competitor across all customer segments is Wolters Kluwer. Other major competitors include Intuit in the professional software and services market segment and CORPTAX (owned by Corporation Services Company) in the corporate software and services market segment and Bloomberg BNA in the tax research market segment. Tax & Accounting also competes with other providers of software and services, and ERP vendors.

GLOBAL GROWTH ORGANIZATION

Our Global Growth Organization (GGO), which was formerly known as Global Growth & Operations, works with our Financial & Risk, Legal, Tax & Accounting and Intellectual Property & Science businesses to combine our global capabilities and to expand our local presence and development in countries and regions where we believe the greatest growth opportunities exist. Financial results for GGO are reported within our segment businesses results. Geographic areas that GGO is focused on include Latin America, China, India, the Middle East, Africa, the Association of Southeast Asian Nations/North Asia, Russia and countries comprising the Commonwealth of Independent States (CIS) and Turkey.

REUTERS

Founded 165 years ago and powered by nearly 2,500 journalists around the world, our news has a reputation for speed, impartiality and insight. Reuters is dedicated to upholding the Thomson Reuters Trust Principles and preserving independence, integrity and freedom from bias in the gathering and dissemination of information and news. For more information on the Thomson Reuters Trust Principles, please see the “Additional Information – Material Contracts – Thomson Reuters Trust Principles and Thomson Reuters Founders Share Company” section of this annual report.

We provide breaking news, in-depth coverage and agenda setting commentary and analysis via text, TV, photos and graphics. In 2015, we delivered over 2.5 million unique news stories, over 1.5 million news alerts, nearly 700,000 pictures/images and 100,000 video stories.

Primary competitors of Reuters include the Associated Press, Agence France-Presse, Bloomberg and Dow Jones.

OTHER BUSINESSES

From time to time, we sell businesses that are no longer aligned with our strategic objectives or our current business portfolio.

As noted earlier in this annual report, we are pursuing the sale of our Intellectual Property & Science business to sharpen our strategic focus and allow us to prioritize more of our investments in opportunities that we see at the intersection of global commerce and regulation. We expect to present Intellectual Property & Science as a discontinued operation in our 2016 financial results and we currently expect to close a transaction in the second half of 2016.

Our Intellectual Property & Science business provides comprehensive solutions that enable the lifecycle of innovation for governments, academia, publishers, corporations and law firms to discover, protect and commercialize new ideas and brands.

Intellectual Property & Science is currently organized in three businesses:

•	Intellectual Property Assets, which provides patent, trademark and brand content and services for corporate and legal IP professionals to help drive new growth opportunities, manage and protect IP assets and create maximum value from their IP portfolios;

•	Life Sciences, which helps accelerate pharmaceutical research and development by providing decision support information and analytics, clinical trial data and professional services to pharmaceutical and biotechnology companies; and

•	Government & Academia, which fosters collaboration and enables scientific search and discovery by providing access to the world’s critical scholarly literature and citation data, as well as benchmarking and analytics, all designed to maximize returns on research funding, evaluate research investment and facilitate the peer-review and publishing process.

Major brands

The following table provides information about Intellectual Property & Science’s major brands.

MAJOR BRANDS AND PRODUCT CATEGORIES	TYPE OF PRODUCT/SERVICE	TARGET CUSTOMERS
Thomson IP Manager	Enterprise-level, configurable intellectual asset management solution for patents, trademarks, licensing agreements, invention disclosures and IP matters	Business executives, IP portfolio managers, docketing administrators, IP counsel, lawyers, paralegals and licensing executives
Thomson Innovation	Patent intelligence and collaboration platform with comprehensive, global content, powerful analysis and visualization tools and market insight	IP counsel, lawyers, information professionals, heads of research and development, licensing executives, business strategists, business intelligence analysts and M&A executives
MarkMonitor	Online brand protection and anti-counterfeiting solutions: domain name management, anti-piracy, anti-fraud, anti-counterfeiting and abating online brand abuse	Business executives, IP counsel, licensing executives, strategists, business developers and marketing executives
SERION	Suite of trademark research solutions within a web-based workflow environment for screening, searching and protecting brands globally	Trademark lawyers, paralegals, IP executives, marketing executives, name generators and competitive intelligence analysts in corporations and law firms

MAJOR BRANDS AND PRODUCT CATEGORIES	TYPE OF PRODUCT/SERVICE	TARGET CUSTOMERS
Web of Science	Trusted platform of scientific, technical and scholarly literature with leading science citation index	Scientists, researchers, administrators and librarians at government agencies, research institutions and universities
Thomson Reuters Cortellis	Integrated platform containing authoritative R&D drug pipeline information, patents, deals, company information, breaking industry news, conference coverage and global regulatory intelligence	Business development, licensing, investment and regulatory professionals at pharmaceutical and biotechnology companies
Techstreet	Engineering industry standards, codes and management tools for staying compliant in electronic, print and enterprise solutions	Engineers in corporate, industry, government and academic institutions

2015 developments

In 2015, the Intellectual Property & Science business invested in the development of a new knowledge platform, which is envisioned in the future to provide a single, seamless entry point to all solutions across the business. In addition, Intellectual Property Assets made numerous enhancements to Thomson Innovation. Life Sciences showed strong growth as a result of market expansion into biopharma and emerging regions with Cortellis for Competitive Intelligence and Regulatory Intelligence. Government & Academia launched an Emerging Sources Citation Index to expand the internationalization of its coverage.

Competition

Primary competitors of the Intellectual Property Assets business include Wolters Kluwer’s Corsearch, CPA Global, LexisNexis, CSC Global, Innography, IHS and patent office sites. Primary competitors of the Life Sciences business are Reed Elsevier, Wolters Kluwer, Informa and IMS. Primary competitors of the Government & Academia business are Reed Elsevier, RefWorks, ProQuest, EBSCO and Aries.

ADDITIONAL BUSINESS INFORMATION

Corporate

Our corporate office seeks to foster a group-wide approach to management while allowing our business units sufficient operational flexibility to serve their customers effectively. The corporate office’s primary areas of focus are strategy, capital allocation, technology operations and infrastructure and talent management. The corporate office is also responsible for overall direction on communications, investor relations, tax, accounting, finance, treasury and legal, and administers certain human resources services, such as employee compensation, benefits administration, share plans and training and development.

On January 1, 2016, many of our core operational functions were combined in a single organization at corporate called Enterprise Technology and Operations (ET&O). The creation of the ET&O group is part of our newly established Enterprise Centre. ET&O brings together employees across nearly 200 locations. It unifies more than 10 functions (most notably, our technology functions, operations centers, real estate and sourcing) into a single Enterprise team. We believe that ET&O will provide us with a greater opportunity to accelerate our progress on scale and growth initiatives and will allow us to sharpen our focus on allocating resources to our growth priorities.

Our corporate offices are located around the world, including in New York, New York; Stamford, Connecticut; Toronto, Canada; Baar, Switzerland; Eagan, Minnesota; London, United Kingdom; Carrollton, Texas and Bangalore, India.

Technology

We believe that we can make information more relevant, more personal, and deliver it faster to our customers through the smart use of technology. By using shared platforms, working across our businesses and harnessing the power of big data, we are making our data more accessible and valuable for our customers whether on their smartwatch, phone, tablet or personal computer.

We are continually transforming our content, products, services and company to better meet our customers’ needs. We also are focused on securing our customer data and global systems as we implement and enhance our security programs.

In 2015, technology-related capital expenditures constituted approximately 90% of our total capital expenditures for the year. We continued to transform our Technology group to a more unified enterprise, bringing together our developer and product teams, content platforms and applied innovation teams. We expanded our Thomson Reuters Labs program with the launch of a new facility in Waterloo, Ontario, enabling us to further collaborate with businesses, customers, start-ups and academic institutions on data-driven innovations and research.

Intellectual Property

Many of our products and services are comprised of information delivered through a variety of media, including online, software-based applications, smartphones, tablets, books, journals and dedicated transmission lines. Our principal IP assets include patents, trademarks, trade secrets, databases and copyrights in our content. We believe that our IP is sufficient to permit us to carry on our business as presently conducted. We also rely on confidentiality agreements to protect our rights. We continue to apply for and receive patents for our innovative technologies. Additionally, we continue to acquire patents through the acquisition of companies. We also obtain significant content and data through third party licensing arrangements with content providers. We have registered a number of website domain names in connection with our online operations.

Research and Development

Innovation is essential to our success and is one of our primary bases of competition.

We believe we are in a unique position to help shape how professionals find, evaluate, interact with, consume and act upon information. Our Research & Development (R&D) team performs leading computer science research and develops capabilities to help the business innovate and build smarter products.

Our R&D team’s current focus includes search technologies, big data and analytics, machine learning, social computing and natural language technologies.

Sales and Marketing

We primarily sell our products and services directly to our customers. In addition, we have been successful in selling some of our products and services online directly to customers. Focusing some of our marketing and sales efforts online has allowed us to broaden our range of customers and reduce sales and marketing costs. Some of our products and services are sold through partners.

Corporate Responsibility & Inclusion

Corporate Responsibility & Inclusion (CR&I) is an integral part of the way we do business. Our combined approach, which encompasses corporate responsibility, diversity & inclusion and sustainability seeks to empower sustainable growth for our people, our markets and our world. Our strategic approach supports our role as a responsible business, which is underpinned by our Trust Principles and Code of Business Conduct and Ethics. We continue to report on our progress and update on our key focus areas in our annual global CR&I report, which we post on www.thomsonreuters.com.

Our People

To serve our customers and communities, we want to attract and retain the most talented individuals and create an environment where all our people can develop to their full potential. Valuing and promoting diversity and inclusion is key to this objective. Our business resource groups also provide a network of support for other employees and work with the business to enhance professional development, recruitment and retention. In 2015, we successfully launched a new diversity & inclusion e-learning globally for all employees and continued our management development programs to increase diverse representation across senior leadership roles.

Our Markets

Our business is founded on integrity, independence and freedom from bias which is codified through the Thomson Reuters Trust Principles and complemented by our Code of Business Conduct and Ethics alongside our anti-bribery and anti-corruption policy. Our employees are required to acknowledge our Code of Business Conduct and Ethics, which reflects our values as a company and our approach to doing business. We have a Supply Chain Ethical Code that is designed to ensure that our suppliers and vendors meet a specified set of standards. The code reflects anti-bribery and anti-corruption legislation and additional suppliers have agreed to comply with the code in operating their businesses and providing services to us.

We also seek opportunities to enhance customer relationships by leveraging our sustainability products and services, and by creating strategic partnerships which empower our customers to transform lives and encourage sustainable growth, including through our www.sustainability.thomsonreuters.com website. In 2015, we launched two thought leadership sites featuring customers, partners and stakeholders in the sustainability space – 9 Billion Bowls and 7 Reasons the World Will be Sustainable.

Our World

In 2015, our employees continued to invest in their local communities with over 115,000 hours of volunteering time, made possible with the support of our employee-led global volunteer networks.

Initiatives raised funds and awareness across our company and our Community Champion Awards program brought colleagues together to maximize their impact volunteering for local charitable causes. Our Matching Gifts program and Dollars for Doers program continue to be a cornerstone of our community investment efforts.

We continue to make progress in the environmental space, as we continue to identify ways to monitor and manage our carbon footprint.

Thomson Reuters Foundation

The Thomson Reuters Foundation stands for free independent journalism, human rights, women’s empowerment and the rule of law. Leveraging the skills, values and expertise of our company, the Foundation plays a leading role in the global fight against human trafficking and runs a number of program and initiatives that trigger change and empower people globally: free legal assistance, media development, and in-depth coverage of the world’s underreported stories. Additional information on the Foundation can be found at www.trust.org.

Acquisitions and Dispositions

As part of our focus on organic growth, we reduced our acquisition spending to $37 million in 2015, compared to $167 million in 2014. Our acquisition spending has declined significantly in the last two years. Between 2009 and 2013, we completed over 150 acquisitions and had average annual acquisition spend of $950 million during that period. Many of our acquisitions have been tactical and complemented our existing businesses. For many of these acquisitions, we purchased information or a service that we integrated into our operations to broaden the range of our offerings. We have also directed our acquisition to broadening our product and service offerings in higher growth market segments and executing our global growth strategy, particularly in rapidly developing economies. In 2016, we plan to continue to focus on driving growth from existing businesses. However, we expect to make tactical acquisitions that we believe will strengthen our positions in key growth segments.

In addition, as part of our continuing strategy to optimize our portfolio of businesses and ensure that we are investing in parts of our business that offer the greatest opportunities to achieve growth and returns, we also sold a number of businesses during the last several years. As mentioned earlier in this annual report, we are pursuing the sale of our Intellectual Property & Science business and we currently expect to close the transaction in the second half of 2016.

For more information on acquisitions and dispositions that we made in the last two years, please see the Management’s Discussion and Analysis section of this annual report.

Employees

The following table sets forth information about our employees as of December 31, 2015. On January 1, 2016, we created a new Enterprise Technology & Operations (ET&O) group and moved certain staff from the Global Growth Organization and our business units to Corporate. The table below reflects Global Growth Organization, business unit and Corporate employees as if the new ET&O group had existed on December 31, 2015.

By Region
Americas	25,000
Europe, Middle East and Africa	11,300
Asia	15,700
By Unit
Financial & Risk	12,200
Legal	9,000
Tax & Accounting	3,700
Intellectual Property & Science	3,400
Global Growth Organization	4,300
Reuters	2,800
Corporate	16,600
Core Corporate	2,200
ET&O	14,400
Thomson Reuters	52,000

We believe that we generally have good relations with our employees, unions and work councils, although we have had disputes from time to time with the various unions that represent some of our employees. Our senior management team is committed to maintaining good relations with our employees, unions and works councils.

Properties and Facilities

We own and lease office space and facilities around the world to support our businesses. We believe that our properties are in good condition and are adequate and suitable for our present purposes. The following table provides summary information about our principal properties as of December 31, 2015.

FACILITY	APPROX. SQ. FT.	OWNED/LEASED	PRINCIPAL USE
610 Opperman Drive, Eagan, Minnesota	2,792,000	Owned	Legal headquarters and operating facilities
3 Times Square, New York, New York	558,500	Owned/Leased[2]	Corporate office and Financial & Risk operating facilities
Technopolis Bangalore, India	455,500	Leased	Financial & Risk operating facilities
2395 Midway Road, Carrollton, Texas	409,150	Owned	Tax & Accounting headquarters and operating facilities
Geneva, Switzerland	291,160	Owned	Financial & Risk operating facilities
Canary Wharf, London, United Kingdom	282,700	Leased	Financial & Risk operating facilities
Blackwall Yard, London, United Kingdom	240,000	Owned	Financial & Risk Dockland’s Technical Center
Boston, Massachusetts[1]	190,566	Leased	Financial & Risk operating facilities

1	Consists of two addresses.

2	We lease this facility from 3XSQ Associates, an entity owned by one of our subsidiaries and Rudin Times Square Associates LLC. 3XSQ Associates was formed to build and operate the 3 Times Square property. 558,500 sq. ft. represents the net amount of office space that we currently physically occupy. The main lease covers a total of 688,000 sq. ft., with an additional 30,500 sq. ft. that we occupy under sub-lease. Under the main lease, approx 160,000 sq. ft. has been sub-leased.

Risk Factors

The risks and uncertainties below represent the risks that our management believes are material. If any of the events or developments discussed below actually occurs, our business, financial condition or results of operations could be adversely affected. Other factors not presently known to us or that we presently believe are not material could also affect our future business and operations.

We may be adversely affected by uncertainty, downturns and changes in the markets that we serve, in particular in the financial services and legal industries.

While we believe that we operate in attractive market segments at the intersection of global commerce and regulation, our performance depends on the financial health and strength of our customers, which in turn is dependent on the general economies in North America, Europe, Asia Pacific and Latin America. In 2015, we derived approximately 78% of our ongoing business revenues from our financial and legal businesses.

In 2015, the economic environment for our core businesses continued to be challenging, which was similar to that experienced in recent years. The momentum and pace of growth continued to be unequal around the world, as advances in some regions were offset by weaknesses in others. Uncertainty in global economic and market conditions continued to cause disruptions and volatility worldwide, particularly in the financial services industry. The financial services industry remains challenged with heightened regulatory scrutiny, increasing capital requirements, lower transaction volumes in certain markets and asset classes, consolidation among firms and relatively low overall anticipated market growth. A number of banks continue to implement structural changes designed to reduce costs, including job cuts. In 2015, the combination of these factors continued to put intense pressure on financial institutions’ profitability and returns and caused several leadership changes, in particular at European financial institutions. At the same time, increased regulatory requirements have caused many financial institutions to increase their spending on compliance and risk-related matters. Continued global economic uncertainty and future downturns in the financial services industry in one or more of the countries in which we operate or significant trading market disruptions could adversely affect our Financial & Risk business.

Uncertain and changing economic conditions also continue to impact the legal industry, which experienced relatively flat to modest growth in 2015. Larger law firms in particular continue to be challenged in their efforts to increase revenue growth as corporate counsels limit increases in billing rates and hours, keep more work in-house and insist on increased transparency and efficiency from law firms. This has caused a number of law firms to increase their focus on increasing efficiency and reducing costs (including spending on legal research). While our U.S. online legal information revenues were up 1% in 2015, we had experienced slight declines in these revenues for the prior five years. As expected, we have also continued to experience a decline in U.S. Legal’s print revenues as customers increasingly migrate to our online offerings and as law firms reduce library space for print materials. While we have been allocating greater amounts of capital to our solutions offerings within the Legal business that we believe present the highest growth opportunities, an accelerated decline in print revenues or another decline in U.S. online legal information revenues in the future could adversely affect our results of operations.

Cost-cutting, reduced spending or reduced activity by any of our customer segments may decrease demand for, and usage of, some of our products and services. This could adversely affect our financial results by reducing our revenues, which could in turn reduce the profitability of some of our products and services. Cost-cutting by customers has also caused us to further simplify our organization and take additional steps beyond those we might otherwise take to optimize our own cost structure as a means to maintain or improve profitability.

We operate in highly competitive markets and may be adversely affected by this competition.

The markets for our information, software, services and news are highly competitive and are subject to rapid technological changes and evolving customer demands and needs. As new technologies continue to change the competitive landscape, our customers increasingly look us to help them take action, not just provide content.

•	Many of our principal competitors are established companies that have substantial financial resources, recognized brands, technological expertise and market experience and these competitors sometimes have more established positions in certain product segments and geographic regions than we do. In 2015, a number of our principal competitors continued to make acquisitions as a means to improve the competitiveness of their offerings.
•	We also compete with smaller and sometimes newer companies, some of which are specialized with a narrower focus than our company. As a result, they may be able to adopt new or emerging technologies or address customer requirements more quickly than we can. New and emerging technologies can also have the impact of allowing start-up companies to enter the market more quickly than they would have been able to in the past. In 2015, venture capital investment in the financial technology, or “FinTech”, space tripled compared to 2014.

•	We may also face increased competition from Internet service companies and search providers that could pose a threat to some of our businesses by providing more in-depth offerings, adapting their products and services to meet the demands of their customers or combining with one of their traditional competitors to enhance their products and services.

To better serve the needs of their existing customers and to attract new customers, our competitors continue to:

•	enhance and improve their products and services (such as by adding new content and functionalities);
•	develop new products and services;
•	invest in technology; and
•	acquire additional businesses and partner with other businesses in key sectors that will allow them to offer a broader array of products and services.

Some of our competitors are also aggressively marketing their products as a lower cost alternative and offering price incentives to acquire new business, although we believe that many of our customers continue to see the value reflected in our offerings that sometimes results in a higher price. As some of our competitors are able to offer products and services that may be viewed as more cost effective than ours or which may be seen as having greater functionality or performance than ours, the relative value of some of our products or services could be diminished.

Competition may require us to reduce the price of some of our products and services (which may result in lower revenues) or make additional capital investments (which might result in lower profit margins). For example, in 2015, our Financial & Risk business made commercial pricing adjustments in connection with the migration of its buy-side and foreign exchange customers onto the segment’s unified platform. If we are unable or unwilling to reduce prices or make additional investments in the future, we may lose customers and our financial results may be adversely affected. Some of our current or future products or services could also be rendered obsolete as a result of competitive offerings.

In addition, some of our customers have in the past and may decide again to develop independently certain products and services that they obtain from us, including through the formation of consortia. In the financial services industry, some firms have also invested in competitors to our Financial & Risk business, in part due to increasing regulatory and cost considerations or to pursue their own business models. If more of our customers become self-sufficient, demand for our products and services may be reduced. If we fail to compete effectively, our financial condition and results of operations could be adversely affected.

If we are unable to develop new products, services, applications and functionalities to meet our customers’ needs, attract new customers and retain existing ones, expand into new geographic markets and identify areas of higher growth, our ability to generate revenues or achieve higher levels of revenue growth in the future may be adversely affected.

Our growth strategy involves developing new products, services, applications and functionalities in a timely and cost effective manner to meet our customers’ needs, anticipating and responding to industry trends and technological changes, and maintaining a strong position in the sectors that we serve. In 2016, we are seeking to increase revenue growth and profitability, improve our sales and marketing expertise and continue to simplify the organization.

•	We are reallocating more resources and increasing investments in opportunities in our four strategic growth priorities – Legal Software & Solutions, Global Trade Management, Global Tax and Risk Solutions. These four growth areas represented approximately 25% of our 2015 revenues and had double digit revenue growth in 2015. While we are confident that this focus will lead to increased revenues, there is no assurance that we will be successful in increasing our company’s overall revenue towards our goal of returning to mid-single digit revenue growth in the future.
•	In 2015, we established a new Chief Customer Office, which is driving a new “Thomson Reuters Way” of going to market. The Thomson Reuters Way involves a set of shared standards, processes, tools and technology that are utilized across the organization with a focus on increasing customer and revenue retention while driving new sales growth. If we are unable to increase customer retention or new sales as a result of these initiatives, our ability to grow our revenues could be negatively impacted.
•	Growth in today’s business environment has required us to explore different business models than we have in the past. We have been increasing our focus on driving growth through more collaboration and stronger relationships with both established and emerging companies and incubators. Some of these initiatives combine another company’s technology, data or other capabilities with our products and services. While we believe these initiatives will be attractive to our customers, allow us to innovate more quickly and build sales channels in segments that we could not have reached as quickly on our own, we are unable to provide any assurances that these initiatives will increase our revenue growth.

Over the last few years, we have made significant investments designed to improve and enhance the functionality and performance of a number of our existing flagship products, such as Thomson Reuters Eikon, Thomson Reuters Elektron, Thomson Reuters Westlaw and ONESOURCE. We have also successfully migrated customers from legacy offerings to our current propositions and continued to enhance the reliability and resiliency of the technology infrastructure that we use to deliver products and services. However, if our customers’ adoption rates for existing and new products and services are lower than our expectations, our revenues may be lower and our results of operations may be adversely affected.

Some of our businesses, in particular Legal, continue to evolve towards becoming greater providers of solutions to our customers as part of an ongoing transformation from focusing primarily on providing data and information. These solutions often are designed to integrate our core information with software and workflow tools. While we believe that transitioning a greater part of our business to solutions will help us increase customer value, create growth, diversify business mix and differentiate us from competitors, operating a business with a greater percentage of solutions may result in lower profit margins.

In addition, we have been attracting new customers and continuing to expand into Asia, Latin America and the Middle East through our Global Growth Organization. With our current focus on organic growth (and reduced acquisition activity), it may take us a longer period of time and we may need to incur greater costs to develop new products, services, applications and functionalities to meet needs of customers, attract new customers or expand into these markets. If we are unable to do so, our ability to increase our revenues may be adversely affected.

Historically, our customers accessed our web-based products and services primarily through desktop computers and laptops. Over the last few years, Internet use through smartphones, tablets and other mobile devices has increased significantly. Applications or “apps” have also experienced significant growth and popularity. As a result of this shift, we have been focused on developing, supporting and maintaining various products and services on different platforms and devices (some of which complement traditional forms of delivery). If our competitors are able to release alternative device products, services or apps more quickly than we are able to, or if our customers do not adopt our offerings in this area, our revenues and retention rates could be adversely affected.

Fraudulent or unpermitted data access or other cyber-security or privacy breaches may cause some of our customers to lose confidence in our security measures and could result in increased costs for our company.

Similar to other global multinational companies that provide services online and also due to the prominence of our Financial & Risk and Reuters news businesses, we experience cyber-threats, cyber-attacks and security breaches, which can include unauthorized attempts to access, disable, improperly modify or degrade our information, systems and networks, the introduction of computer viruses and other malicious codes and fraudulent “phishing” e-mails that seek to misappropriate data and information or install malware onto users’ computers. Cyber-threats in particular vary in technique and sources, are persistent, frequently change and increasingly are more sophisticated, targeted and difficult to detect and prevent against. None of these threats and related incidents to date have been material to our business.

While we have dedicated resources at our company who are responsible for maintaining appropriate levels of cyber-security and we utilize third party technology product and services to help identify, protect and remediate our company’s information technology systems and infrastructure against security breaches and cyber-incidents, our measures may not be adequate or effective to prevent, identify or mitigate attacks by hackers or breaches caused by employee error, malfeasance or other disruptions. While we maintain what we believe is sufficient insurance coverage that may (subject to certain policy terms and conditions including self-insured deductibles) cover certain aspects of third party security and cyber-risks and business interruption, our insurance coverage may not always cover all costs or losses.

We are also dependent on security measures that some of our third party suppliers are taking to protect their own systems and infrastructure. For example, our outsourcing of certain functions requires us to sometimes grant network access to third party suppliers. If our third party suppliers do not maintain adequate security measures or do not perform as anticipated and in accordance with contractual requirements, we may experience operational difficulties and increased costs.

We collect, store, use and transmit sensitive data, including public records, intellectual property, our proprietary business information and personally identifiable information of our employees on our networks. A number of our customers and suppliers also entrust us with storing and securing their own confidential data and information. Any fraudulent, malicious or accidental breach of data security could also result in unintentional disclosure of, or unauthorized access to, customer, vendor, employee or other confidential or sensitive data or information, which could potentially result in additional costs to our company to enhance security or to respond to occurrences, lost sales, violations of privacy or other laws, penalties or litigation. In addition, media or other reports of perceived security vulnerabilities to our systems or those of our third party suppliers, even if no breach has been attempted or occurred, could also adversely impact our brand and reputation and materially impact our business.

Misappropriation, improper modification, destruction, corruption or unavailability of data and information or ransom demands due to cyber-attacks or other security breaches could damage our brand and reputation and customers could lose confidence in our security measures and reliability, which would harm our ability to retain customers and gain new ones. We could also face litigation or other claims from impacted individuals as well as substantial regulatory sanctions or fines. If any of these were to occur, it could have a material adverse effect on our business and results of operations.

We rely heavily on our own and third party telecommunications, data centers, network systems and the Internet and any failures or disruptions may adversely affect our ability to serve our customers and could negatively impact our revenues and reputation.

Most of our products and services are delivered electronically and our customers depend on our ability to receive, store, process, transmit and otherwise rapidly handle very substantial quantities of data and transactions on computer-based networks. Our customers also depend on the continued capacity, reliability and security of our telecommunications, data centers, networks and other electronic delivery systems, including websites and the Internet. Our employees also depend on these systems for our internal use.

Any significant failure, compromise, cyber-breach or interruption of our systems, including operational services, loss of service from third parties, sabotage, break-ins, war, terrorist activities, human error, natural disaster, power or coding loss and computer viruses, could cause our systems to operate slowly or could interrupt service for periods of time. While we have disaster recovery and business continuity plans that utilize industry standards and best practices, including back-up facilities for our primary data centers, a testing program and staff training, our systems are not always fully redundant and our disaster recovery and business continuity plans may not always be sufficient or effective. To the extent that our telecommunications, information technology systems, cloud based service providers or other networks are managed or hosted by third parties, we would need to coordinate with these third parties to resolve any issues. In the past when we have experienced slow operation of our systems or service interruptions, some of our products, services or websites have been unavailable for a limited period of time, but none of these occurrences have been material to our business.

Our ability to effectively use the Internet may also be impaired due to infrastructure failures, service outages at third party Internet providers or increased government regulation. In addition, we are facing significant increases in our use of power and data storage. We may experience shortage of capacity and increased costs associated with such usage. These events may affect our ability to store, process and transmit data and services to our customers.

From time to time, update rates of market data have increased. This can sometimes impact product and network performance. Factors that have significantly increased the market data update rates include the emergence of proprietary data feeds from other markets, high market volatility, decimalization, reductions in trade sizes resulting in more transactions, new derivative instruments, increased automatically-generated algorithmic and program trading, market fragmentation resulting in an increased number of trading venues, and multiple listings of options and other securities. Changes in legislation and regulation pertaining to market structure and dissemination of market information may also increase update rates. While we continue to implement a number of capacity management initiatives, there can be no assurance that our company and our network providers will be able to accommodate accelerated growth of peak traffic volumes or avoid other failures or interruptions.

Increased accessibility to free or relatively inexpensive information sources may reduce demand for our products and services.

In recent years, more public sources of free or relatively inexpensive information have become available, particularly through the Internet, and this trend is expected to continue. For example:

•	Some governmental and regulatory agencies have increased the amount of information they make publicly available at no cost;
•	Several companies and organizations have made certain legal and financial information publicly available at no cost; and
•	“Open source” software that is available for free may also provide some functionality similar to that in some of our products.

Public sources of free or relatively inexpensive information may reduce demand for our products and services. Demand could also be reduced as a result of cost-cutting initiatives at certain companies and organizations. Although we believe our information is more valuable and enhanced through analysis, tools and applications that are embedded into customers’ workflows, our financial results may be adversely affected if our customers choose to use these public sources as a substitute for our products or services.

Operating globally involves challenges that we may not be able to meet and that may adversely affect our ability to grow.

In 2015, approximately 40% of our revenues were derived outside of North America. As of December 31, 2015, approximately 52% of our employees were located outside of North America.

We believe that there are advantages to operating globally, including a proportionately reduced exposure to the market developments of a single country or region. However, there are certain risks inherent in doing business globally which may adversely affect our business and ability to grow. These risks include:

•	Difficulties in penetrating new markets due to established and entrenched competitors;
•	Difficulties in developing products and services that are tailored to the needs of local customers;
•	Lack of local acceptance or knowledge of our products and services;
•	Lack of recognition of our brands;
•	Economic slowdowns, instability and volatility in local markets and political instability of governments;

•	Unavailability of local companies for acquisition or joint venture partners;
•	Exposure to possibly adverse government or regulatory actions in countries where we operate or conduct business;
•	Higher inflation rates in the countries in which we do business;
•	The impact of foreign currency fluctuations on prices charged to local customers, notably in connection with the strengthening of the U.S. dollar;
•	Changes in laws and policies affecting trade and investment in other jurisdictions; and
•	Exposure to varying and sometimes conflicting legal standards.

Adverse developments in any of these areas could cause our actual results to differ materially from expected results. Challenges associated with operating globally may increase for our company as we continue to expand into geographic areas that we believe present the highest growth opportunities.

We generate a significant percentage of our revenues from recurring subscription-based arrangements, and our ability to maintain existing revenues and to generate higher revenues is dependent in part on maintaining a high renewal rate.

In 2015, 87% of our revenues were derived from subscriptions or similar contractual arrangements, which result in recurring revenues. Our revenues are supported by a relatively fixed cost base that is generally not impacted by fluctuations in revenues. The majority of our subscription arrangements have a term of one year and the remaining portion is largely for two or three year terms. These arrangements typically have renewal provisions. Renewal dates are spread over the course of the year. In order to maintain existing revenues and to generate higher revenues, we are dependent on a significant number of our customers to renew their arrangements with us. In our Legal and Tax & Accounting business units, our customers have increasingly been seeking products and services delivered electronically and continue to migrate away from higher margin print products. In 2015, our Legal U.S. print-related revenues declined 6%. Our revenues could also be lower if a significant number of our customers renewed their arrangements with us, but reduced the amount of their spending.

We are dependent on third parties for data, information and other services.

We obtain significant data and information through licensing arrangements with content providers, some of which may be viewed as competitors. Some providers may seek to increase fees for providing their proprietary content or services and others may not offer our company an opportunity to renew existing agreements.

In addition, we rely on third party service providers for telecommunications and other services that we have outsourced, such as certain human resources administrative functions, facilities management and IT services.

If we are unable to maintain or renegotiate commercially acceptable arrangements with these content or service providers or find substitutes or alternative sources of equivalent content or service, our business could be adversely affected. Our revenues and margins could also be reduced if some of our competitors obtained exclusive rights to provide or distribute certain types of data or information that was viewed as critical by our customers.

We may be adversely affected by changes in legislation and regulation, which may impact how we provide products and services and how we collect and use information.

Legislative and regulatory changes that impact our customers’ industries (in particular, customers of our Financial & Risk business) may impact how we provide products and services to our customers. In 2010, the Dodd-Frank Act was adopted in the United States and similar laws and regulations may be adopted in the future in other countries. The implementation of the European Market Infrastructure Regulation (EMIR) and the revision of the Markets in Financial Instruments Directive (MiFID II) and new rules and regulations associated with such revision may also impact how we provide products and services to our Financial & Risk customers.

Laws relating to e-commerce, electronic and mobile communications, privacy, data security, data protection, anti-money laundering, direct marketing and digital advertising and the use of public records have also become more prevalent and developed in recent years. It is difficult to predict in what form laws and regulations will be adopted or how they will be construed by the relevant courts, or the extent to which any changes might adversely affect us.

In the ordinary course of business, we collect, store, use and transmit certain types of information that are subject to different laws and regulations. In particular, data security and data protection laws and regulations that we are subject to often vary by jurisdiction and include, without limitation, the E.U. Data Protection Directive and various U.S. state regulations. These laws and regulations are continuously evolving. In October 2015, the Court of Justice of the European Union invalidated a safe harbor framework that allowed Thomson Reuters and other companies to meet certain European legal requirements in connection with transfers of personal data from Europe to the United States. Although European Union and U.S. authorities announced an agreement in February 2016 for a proposed new data transfer structure called Privacy Shield which is intended to replace the safe harbor framework, the details have not yet been released, further regulatory approvals are needed before it can become effective and uncertainty remains around transfer of personal data from the European Union to other jurisdictions.

Existing and proposed legislation and regulations, including changes in the manner in which such legislation and regulations are interpreted by courts, may:

•	Impose limits on our collection and use of certain kinds of information and our ability to communicate such information effectively to our customers;
•	Increase our cost of doing business or require us to change some of our existing business practices; and
•	Conflict on a global basis (such as the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and similar laws).

Although we have implemented policies and procedures that are designed to ensure compliance with applicable laws, rules and regulations, we could be subject to penalties as well as reputation harm for any violations.

Tax matters, including changes to tax laws, regulations and treaties, could impact our effective tax rate and our results of operations.

We operate in many countries worldwide and our earnings are subject to taxation in many different jurisdictions and at different rates. We seek to organize our affairs in a tax efficient manner, taking account of the jurisdictions in which we operate. In 2015, our effective tax rate was lower than the Canadian corporate income tax rate due significantly to lower tax rates and differing tax rules applicable to certain of our operating and financing subsidiaries outside Canada. Our effective tax rate has fluctuated in the past and is likely to fluctuate in the future, reflecting the mix of taxing jurisdictions in which pre-tax profits and losses are recognized. Our effective tax rate and our cash tax cost in the future will depend on the laws of numerous countries and the provisions of multiple income tax treaties between various countries in which we operate. Changes in tax laws and regulations, international treaties and tax accounting standards and/or uncertainty over their application and interpretation as well as changes in the geographic mix of our profits may adversely affect our results (notably our income tax expense) and our effective tax rate. Tax-related changes or tax rulings may also require adjustments to our previously filed tax returns, which if unfavorable, may adversely affect our results. Tax laws and regulations that apply to our company may also be amended by the relevant authorities due to changes in fiscal circumstances or priorities. These types of amendments, or their application to our company, may adversely affect our results.

Many governments in jurisdictions where we operate are facing budget deficits and challenges and as a result, are looking to increase their tax revenues through increased audit activity and tax reform. Various tax-related legislative initiatives have been proposed or are being discussed that if enacted, could adversely affect our tax positions and/or our tax liabilities. In 2013, the Organization for Economic Co-operation and Development (OECD), which is comprised of member countries that encompass many of the jurisdictions where we operate, issued an action plan calling for a coordinated, multi-jurisdictional approach to address issues in existing tax systems that the OECD believes may lead to tax avoidance by global companies, which the OECD refers to as “base erosion and profit shifting” (BEPS). In October 2015, the OECD finalized many of its recommendations pursuant to the BEPS action plan and shifted its focus to the implementation and monitoring of the package. While we are not able to predict what final changes will be enacted, if some jurisdictions where we have significant operations adopt tax-related changes as a consequence of the final recommendations, such changes could increase our worldwide tax liabilities and the related income tax expense.

Currency and interest rate fluctuations and volatility in global currency markets may have a significant impact on our reported revenues and earnings.

Our financial statements are expressed in U.S. dollars and are, therefore, subject to movements in exchange rates on the translation of the financial information of businesses whose operational currencies are not U.S. dollars. We receive revenues and incur expenses in many currencies and are thereby exposed to the impact of fluctuations in various currency rates. Foreign currency movements have been unusually volatile over the last 18 months.

Exchange rate movements in our currency exposures may cause fluctuations in our consolidated financial statements. As our operations outside of the U.S. continue to expand, we expect this trend to continue. In particular, we have exposure to the Euro, the British pound sterling, the Japanese yen and the Canadian Dollar. We mitigate this exposure to our operating cash flow by entering into exchange contracts to purchase or sell certain currencies in the future at fixed amounts. However, because these instruments have not been designated as hedges for accounting purposes, changes in the fair value of these contracts are recognized through the income statement with no offsetting impact, and therefore our income statement will reflect volatility from exchange rate movements.

We monitor the financial stability of the foreign countries in which we operate. Global markets continued to experience uncertainty in 2015, and continuing volatility could adversely affect our results.

Substantially all of our non-U.S. dollar-denominated debt is in Canadian dollars and has been hedged into U.S. dollars. In addition, an increase in interest rates from current levels could adversely affect our results in future periods.

If we are unable to successfully adapt to organizational changes and effectively implement strategic initiatives, our reputation and results of operations could be impacted.

We have experienced significant organizational changes over the last few years.

•	In the second half of 2015, we announced that we were exploring strategic options for our Intellectual Property & Science business and we appointed a new president for that unit. We are now pursuing the sale of Intellectual Property & Science.
•	As part of our simplification and transformation initiatives, we have reduced staff, consolidated various technology platforms and content assets, standardized internal processes, outsourced various activities, and consolidated various offices/real estate around the world, including increasing our leadership presence at our new Enterprise Centre.

Our ability to successfully manage organizational changes is important for our future business success. In particular, our reputation and results of operations could be harmed if employee morale, engagement or productivity decline as a result of organizational or simplification changes.

Furthermore, we may not realize cost savings and synergies that we expect to achieve from our current strategic initiatives due to a variety of risks, including, but not limited to, operational challenges across impacted business units, difficulties in integrating shared services with our business, higher than expected employee severance or retention costs, higher than expected overhead expenses, delays in the anticipated timing of activities related to our initiatives and other unexpected costs associated with operating our business. If we are unable to achieve the cost savings or synergies that we expect to achieve from our strategic initiatives, it could adversely affect our profitability and related margins.

If we do not continue to attract, motivate and retain high quality management and key employees, we may not be able to execute our strategies.

The completion and execution of our strategies depends on our ability to continue to attract, motivate and retain high quality management and employees across all of our businesses. We compete with many businesses that are seeking skilled individuals, particularly those with experience in technology and data science. Competition for professionals in our financial services and legal businesses in particular can also be intense as other companies seek to enhance their positions in our market segments. In addition, competition for experienced talent in our faster growing geographic areas outside of the United States and Europe continues to intensify, requiring us to increase our focus on attracting and developing highly skilled future leaders in our most strategically important locations in those areas of the world. Future organizational changes could also cause our employee attrition rate to increase. If we are unable to continue to identify or be successful in attracting, motivating and retaining the appropriate qualified personnel for our businesses, it could adversely affect our ability to execute our strategies.

We may be unable to derive fully the anticipated benefits from our existing or future acquisitions, joint ventures, investments or dispositions.

Acquisitions have historically been an important part of our growth strategy to expand and enhance our products, services and customer base and to enter new geographic areas. While we expect acquisition activity to continue in the future, we expect our activity to be modest in 2016. In the future, we may not be able to successfully identify attractive acquisition opportunities or make acquisitions on terms that are satisfactory to our company from a commercial perspective. In addition, competition for acquisitions in the industries in which we operate during recent years has escalated, and may increase costs of acquisitions or cause us to refrain from making certain acquisitions. We may also be subject to increasing regulatory scrutiny from competition and antitrust authorities in connection with acquisitions. Achieving the expected returns and synergies from existing and future acquisitions will depend in part upon our ability to integrate the products and services, technology, administrative functions and personnel of these businesses into our segments in an efficient and effective manner. We cannot assure you that we will be able to do so, or that our acquired businesses will perform at anticipated levels or that we will be able to obtain these synergies. Management resources may also be diverted from operating our existing businesses to certain acquisition integration challenges. If we are unable to successfully integrate acquired businesses, our anticipated revenues and profits may be lower. Our profit margins may also be lower, or diluted, following the acquisition of companies whose profit margins are less than those of our existing businesses. Acquisition spending may also reduce our earnings per share in certain periods.

We have also historically decided from time to time to dispose of assets or businesses that are no longer aligned with strategic objectives or our current business portfolio. These transactions, and in particular our plans to sell our Intellectual Property & Science business, may involve challenges and risks. There can be no assurance that a transaction will occur, or if a transaction does occur, there can be no assurance as to the potential value created by the transaction. The process of exploring strategic alternatives or selling a business could also negatively impact customer decision-making and cause uncertainty and negatively impact our ability to attract, retain and motivate key employees. In addition, we expend costs and management resources to complete divestitures. Any failures or delays in completing divestitures could have an adverse effect on our financial results and on our ability to execute our strategy.

Our brands and reputation are important company assets and are key to our ability to remain a trusted source of information and news.

The integrity of our brands and reputation is key to our ability to remain a trusted source of information and news and to attract and retain customers. Negative publicity regarding our company or actual, alleged or perceived issues regarding one of our products or services could harm our relationship with customers. Failure to protect our brands or a failure by our company to uphold the Thomson Reuters Trust Principles may adversely impact our credibility as a trusted supplier of content and may have a negative impact on our information and news business.

Our intellectual property rights may not be adequately protected, which may adversely affect our financial results.

Many of our products and services are based on information delivered through a variety of media, including online, software-based applications, smartphones, tablets, books, journals and dedicated transmission lines. We rely on agreements with our customers and employees and patent, trademark, copyright and other intellectual property laws to establish and protect our proprietary rights in our products and services. Third parties may be able to copy, infringe or otherwise profit from our proprietary rights without authorization and the Internet may facilitate these activities. We also conduct business in some countries where the extent of effective legal protection for intellectual property rights is uncertain. We cannot assure you that we have adequate protection of our intellectual property rights. If we are not able to protect our intellectual property rights, our financial results may be adversely affected.

The intellectual property of an acquired business may also be an important component of the value that we agree to pay for such a business. However, such acquisitions are subject to the risks that the acquired business may not own the intellectual property that we believe we are acquiring, that the intellectual property is dependent upon licenses from third parties, that the acquired business infringes upon the intellectual property rights of others or that the technology does not have the acceptance in the marketplace that we anticipated. If we are not able to successfully integrate acquired businesses’ intellectual property rights, our financial results may be adversely affected.

Some of our competitors may also be able to develop new products or services that are similar to ours without infringing our intellectual property rights, which could adversely affect our financial condition and results of operations.

We operate in a litigious environment which may adversely affect our financial results.

We may become involved in legal actions and claims arising in the ordinary course of business, including litigation alleging infringement of intellectual property rights, employment matters, breach of contract and other commercial matters. Due to the inherent uncertainty in the litigation process, the resolution of any particular legal proceeding could result in changes to our products and business practices and could have a material adverse effect on our financial position and results of operations.

We are significantly dependent on technology and the rights related to it. From time to time, we have been sued by other companies for allegedly violating their patents, and we have seen increased patent infringement litigation over the last few years. Increasingly, our company (as well as other companies) have experienced more alleged claims from third parties whose sole or primary business is to monetize patents. If an infringement suit against our company is successful, we may be required to compensate the third party bringing the suit either by paying a lump sum or ongoing license fees to be able to continue selling a particular product or service. This type of compensation could be significant, in addition to legal fees and other costs that we would incur defending such a claim. We might also be prevented or enjoined by a court from continuing to provide the affected product or service. We may also be required to defend or indemnify any customers who have been sued for allegedly infringing a third party’s patent in connection with using one of our products or services. Responding to intellectual property claims, regardless of the validity, can be time consuming for our technology personnel and management.

Antitrust/competition-related claims or investigations could result in changes to how we do business and could be costly.

We are subject to applicable antitrust and competition laws and regulations in the countries where we have operations. These laws and regulations seek to prevent and prohibit anti-competitive activity. From time to time, we may be subject to antitrust/competition-related claims and investigations. Following such a claim or investigation, we may be required to change the way that we offer a particular product or service and if we are found to have violated antitrust or competition laws or regulations, we may be subject to fines or penalties. Any antitrust or competition-related claim or investigation could be costly for our company in terms of time and expense and could have an adverse effect on our financial condition and results of operations.

We may be required to take future impairment charges that would reduce our reported assets and earnings.

Goodwill and other identifiable intangible assets comprise a substantial portion of our total assets. We are required under IFRS to test our goodwill and identifiable intangible assets with indefinite lives for impairment on an annual basis. We also are required by IFRS to perform an interim or periodic review of our goodwill and all identifiable intangible assets if events or changes in circumstances indicate that impairment may have occurred. Impairment testing requires our company to make significant estimates about our future performance and cash flows, as well as other assumptions. Economic, legal, regulatory, competitive, contractual and other factors as well as changes in our company’s share price and market capitalization may affect these assumptions. If our testing indicates that impairment has occurred relative to current fair values, we may be required to record an impairment charge in the period the determination is made. Recognition of an impairment would reduce our reported assets and earnings.

Our credit ratings may be downgraded, which may impede our access to the debt markets or raise our borrowing rates.

Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings. Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demands, increased competition, a further deterioration in general economic and business conditions and adverse publicity. In late 2013, following our announcement of a new capital strategy, our long-term debt rating was downgraded by Moody’s and Standard & Poor’s, which increased our credit facility fee and borrowing costs. Any further downgrades in our credit ratings may impede our access to the debt markets or raise our borrowing rates.

We have significant funding obligations for pension arrangements that are affected by factors outside of our control.

We have significant funding obligations for various pension arrangements that are affected by factors outside of our control, including market factors and changes in legislation. In the past, we have contributed to our pension plans to pre-fund certain obligations.

The valuations of obligations for material plans are determined by independent actuaries and require assumptions in respect of future compensation levels, expected mortality, inflation and medical cost trends, along with the discount rate to measure obligations. These assumptions are reviewed annually. While we believe that these assumptions are appropriate given current economic conditions, significant differences in actual experience or significant changes in assumptions may materially affect our valuations of pension obligations and related future expenses. In addition, the performance of equity and fixed income markets, which may be influenced by general economic conditions, including interest rates, inflation and currency exchange rates, may impact the funding level of our funded plans and required contributions.

Woodbridge controls our company and is in a position to affect our governance and operations.

Woodbridge beneficially owned approximately 59.6% of our shares as of March 3, 2016. For so long as Woodbridge maintains its controlling interest in our company, it will generally be able to approve matters submitted to a majority vote of our shareholders without the consent of other shareholders, including, among other things, the election of our board. In addition, Woodbridge may be able to exercise a controlling influence over our business and affairs, the selection of our senior management, the acquisition or disposition of our assets, our access to capital markets, the payment of dividends and any change of control of our company, such as a merger or take-over. The effect of this control may be to limit the price that investors are willing to pay for our shares. In addition, a sale of shares by Woodbridge or the perception of the market that a sale may occur may adversely affect the market price of our shares.

Changes in the tax residence of our company could cause us adverse tax consequences.

We expect our company will remain resident only in Canada for tax purposes. However, if our company were to cease to be resident solely in Canada for tax purposes (including as a result of changes in applicable laws or in Canadian regulatory practice), this could cause us adverse tax consequences.

Thomson Reuters Founders Share Company holds a Thomson Reuters Founders Share in our company and may be in a position to affect our governance and management.

Thomson Reuters Founders Share Company was established to safeguard the Thomson Reuters Trust Principles, including the independence, integrity and freedom from bias in the gathering and dissemination of information and news. The Thomson Reuters Founders Share Company holds a Thomson Reuters Founders Share in our company. The interest of the Thomson Reuters Founders Share Company in safeguarding the Trust Principles may conflict with our other business objectives, impose additional costs or burdens on us or otherwise affect our management and governance. In addition, the Founders Share enables the Thomson Reuters Founders Share Company to exercise extraordinary voting power to safeguard the Trust Principles and to thwart those whose holdings of voting shares of Thomson Reuters threaten the Trust Principles. As a result, the Thomson Reuters Founders Share Company may prevent a change of control (including by way of a take-over bid or similar transaction) of our company in the future. The effect of these rights of the Thomson Reuters Founders Share Company may be to limit the price that investors are willing to pay for our shares.

Management’s Discussion and Analysis

This management’s discussion and analysis is designed to provide you with a narrative explanation through the eyes of our management of how we have performed in the last two years, our financial condition and our future prospects. We recommend that you read this in conjunction with our 2015 annual consolidated financial statements, as management’s discussion and analysis is intended to supplement and complement our financial statements. This management’s discussion and analysis contains forward-looking statements, which are subject to risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements. Forward-looking statements include, but are not limited to, our 2016 outlook and our expectations related to general economic conditions and market trends and their anticipated effects on our business segments. For additional information related to forward-looking statements and material risks associated with them, please see the “Cautionary Note Concerning Factors That May Affect Future Results” section of this management’s discussion and analysis. This management’s discussion and analysis is dated as of March 3, 2016.

We have organized our management’s discussion and analysis in the following key sections:

●	Executive Summary – a brief overview of our business, 2015 results and 2016 outlook	27

●	Results of Operations – a comparison of our 2015 and 2014 results	31

●	Liquidity and Capital Resources – a discussion of our cash flow and debt	50

●	Outlook – our current financial outlook for 2016	58

●	Related Party Transactions – a discussion of transactions with our principal and controlling shareholder, The Woodbridge Company Limited (Woodbridge), and others	60

●	Subsequent Events – a discussion of material events occurring after December 31, 2015 and through the date of this management’s discussion and analysis	60

●	Changes in Accounting Policies – a discussion of changes in our accounting policies and recent accounting pronouncements	61

●	Critical Accounting Estimates and Judgments – a discussion of critical estimates and judgments made by our management in applying accounting policies	62

●	Additional Information – other required disclosures	62

●	Appendix – supplemental information and discussion	64

To help you understand this management’s discussion and analysis:

➢	We prepare our consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). This management’s discussion and analysis also includes certain non-IFRS financial measures which we use as supplemental indicators of our operating performance and financial position, as well as for internal planning purposes. These non-IFRS measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS. Non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in Appendix A.

➢	Our consolidated financial statements are reflected in U.S. dollars. References in this discussion to “$” and “US$” are to U.S. dollars and references to “C$” are to Canadian dollars. References to “bp” means “basis points” and “n/a” and “n/m” refer to “not applicable” and “not meaningful”, respectively. One basis point is equal to 1/100th of 1%, so “100 bp” is equivalent to 1%. Unless otherwise indicated or the context otherwise requires, references in this discussion to “we,” “our,” “us” and “Thomson Reuters” are to Thomson Reuters Corporation and our subsidiaries.

➢	We refer to our performance before the impact of foreign currency (or at “constant currency”), which means that we apply the same foreign currency exchange rates for the current and equivalent prior period. We believe this provides the best basis to measure the performance of our business as it removes distortion from the effects of foreign currency movements during the period.

➢	When we refer to “net sales” of a business, we are referring to its new sales less cancellations.

EXECUTIVE SUMMARY

Our Company

We are a leading source of news and information for professional markets. Our customers rely on us to deliver the intelligence, technology and expertise they need to find trusted answers. We have operated in more than 100 countries for more than 100 years.

Exponential growth in the volume of data, the impact of technology, and an increasingly complex legal and regulatory environment create challenges for our customers as well as opportunities for our businesses. We believe that the credibility of our news organization, our in-depth understanding of our customers’ needs, our proprietary content and flexible technology platforms all enable our customers to operate more efficiently, reduce costs, and help them manage growing compliance requirements.

We derive the majority of our revenues from selling solutions to our customers, primarily electronically and on a subscription basis. We believe our ability to embed our solutions into customers’ workflows is a significant competitive advantage as it leads to strong customer retention. Over the years, this has proven to be capital efficient and cash flow generative, and it has enabled us to maintain leading and scalable positions in our chosen market segments.

We are organized in four business units supported by a corporate center:

Financial & Risk, a provider of critical news, information and analytics, enabling transactions and connecting communities of trading, investment, financial and corporate professionals. Financial & Risk also provides regulatory and operational risk management solutions.

Legal, a provider of critical online and print information, decision tools, software and services that support legal, investigation, business and government professionals around the world.

Tax & Accounting, a provider of integrated tax compliance and accounting information, software and services for professionals in accounting firms, corporations, law firms and government.

Intellectual Property & Science, a provider of comprehensive intellectual property and scientific information, decision support tools and services that enable the lifecycle of innovation for governments, academia, publishers, corporations and law firms to discover, protect and commercialize new ideas and brands. As discussed later in this management’s discussion and analysis, we are preparing to launch a process to sell our Intellectual Property & Science business and we currently expect to close the transaction in the second half of 2016.

We operate a Global Growth Organization (GGO), which works across our business units to combine our global capabilities and to expand our local presence and development in countries and regions where we believe the greatest growth opportunities exist.

We also operate Reuters, which is a leading provider of real-time, high-impact, multimedia news and information services to newspapers, television and cable networks, radio stations and websites around the globe.

2015 Results

In 2015, we achieved or exceeded our guidance for each performance metric in our 2015 Outlook. This was the fourth consecutive year that we met or exceeded annual guidance.

NON-IFRS FINANCIAL MEASURES(1)	2015 OUTLOOK*	2015 PERFORMANCE*
Revenues from ongoing businesses	Growth from existing businesses (organic)	2% increase	✓
Adjusted EBITDA margin	Between 27.5% and 28.5%	27.8%	✓
Underlying operating profit margin	Between 18.5% and 19.5%	19.2%	✓
Free cash flow	Between $1.550 billion and $1.750 billion	$1.801 billion	✓

(1)	Refer to Appendix A for additional information on non-IFRS financial measures.

*	The 2015 Outlook and 2015 performance were measured at constant currency rates relative to 2014, except for free cash flow, which was reflected at actual currency rates. Foreign currency had no impact on adjusted EBITDA margin and a 40bp negative impact on underlying operating profit margin. Actual underlying operating profit margin was 18.8%.

●	We achieved positive revenue growth from our existing businesses for the first time since 2011, reflecting our sharpened focus on driving revenue growth internally. Our acquisition spending was only $37 million, which was indicative of our focus on driving growth from existing businesses.
●	We delivered the highest level of adjusted earnings per share (adjusted EPS) in our company’s history, and our free cash flow performance exceeded our expectations.
●	Our Financial & Risk business achieved its EBITDA margin target of 30%(2) in the fourth quarter of 2015. The business drove cost savings by reducing the number of its products, consolidating its billing systems, migrating customers onto its unified platform and decreasing its headcount.
●	We continued to transform our company from a portfolio of individual businesses into a more integrated enterprise, positioning it for sustained growth and operational efficiency.
●	We prioritized investments in businesses where we see the greatest opportunities for growth.
●	We returned $2.4 billion to shareholders through dividends and share repurchases, bringing our return to shareholders over the last three years to $6 billion.

Below are some additional financial highlights of our full year 2015 results. You can find a more detailed discussion of our 2015 performance in the “Results of Operations” section of this management’s discussion and analysis.

Non-IFRS Financial Measures(1) (millions of U.S. dollars, except per share amounts and margins)	2015	2014	CHANGE
			TOTAL	CONSTANT CURRENCY
Revenues from ongoing businesses	12,209	12,605	(3%)	2%
Adjusted EBITDA	3,392	3,313	2%	7%
Adjusted EBITDA margin	27.8%	26.3%	150bp	150bp
Underlying operating profit	2,293	2,138	7%	14%
Underlying operating profit margin	18.8%	17.0%	180bp	220bp
Adjusted earnings per share (adjusted EPS)	$2.13	$1.85	15%	26%

Revenues from ongoing businesses increased in constant currency as 3% combined growth from our Legal, Tax & Accounting and Intellectual Property & Science businesses was partially offset by our Financial & Risk business, which had essentially unchanged revenues. The increase in our revenues from ongoing businesses in constant currency was entirely from existing businesses.

(1)	Refer to Appendix A for additional information on non-IFRS financial measures.

(2)	On a constant currency basis.

2015 Revenues from Ongoing Businesses

●     Financial & Risk’s net sales were positive in each quarter of the year. However, its revenues were essentially unchanged as benefits from positive net sales and an annual price increase were offset by price adjustments related to the migration of legacy buy-side customers onto new products on the unit’s unified platform, and a decline in recoveries revenues.

●      Legal’s revenues increased 2%, essentially all from existing businesses. Revenues from the Legal Solutions businesses grew 6% and revenues from the U.S. online legal information business grew 1%, representing its first year of positive revenue growth since 2009. Revenue growth from the Legal Solutions and U.S. online legal information businesses more than offset a decline in U.S. print.

●     Tax & Accounting’s revenues grew 8%, primarily from existing businesses, driven by growth in its Corporate and Professional businesses.

●      Intellectual Property & Science’s revenues increased 1%, all from existing businesses, as recurring revenue growth of 3% was partly offset by a decline in transaction revenues.

Adjusted EBITDA, underlying operating profit and the related margins all increased as the impact of higher overall revenues(1) and lower operating expenses(1), primarily within our Financial & Risk segment, more than offset the unfavorable impact of currency. Excluding the impact of currency and $135 million of charges in the prior year, our adjusted EBITDA and underlying operating profit increased 3% and 7%, respectively, and the related margins increased by 40bp and 120bp, respectively. Adjusted EPS increased by $0.28 primarily due to higher underlying operating profit and a lower number of outstanding shares, despite a $0.21 negative impact from foreign currency.

(1)	On a constant currency basis.

2016 Outlook and Key Strategic Objectives

In February 2016, we issued a business outlook for 2016, which is summarized in the following table.

NON- IFRS FINANCIAL MEASURES(1)	2015 ACTUAL(2)	2016 OUTLOOK
Total Revenues from ongoing businesses Excluding Financial & Risk’s recoveries revenues(3)	$11.3 billion	Low single digit growth Between 2% and 3%
Adjusted EBITDA margin	27.3%	Between 27.3% and 28.3%
Underlying operating profit margin	18.1%	Between 18.4% and 19.4%
Free cash flow	$1.801 billion	Between $1.7 and $1.9 billion

(1)	Refer to Appendix A for additional information on non-IFRS financial measures.

(2)	Excludes Intellectual Property & Science business, except for free cash flow. Refer to Appendix C.

(3)	Recoveries are low margin revenues, which are expected to decline as third party information providers move to direct billing with their customers.

Our 2016 outlook assumes constant currency rates relative to 2015. Our outlook, except for free cash flow, excludes the Intellectual Property & Science business, which is expected to be classified as a discontinued operation beginning in 2016. The 2016 outlook is based on the expected performance of our remaining businesses and does not factor in the impact of any other acquisitions or divestitures that may occur during the year. Additional information is provided in the “Outlook” and “Segment Results” sections of this management’s discussion and analysis. In order to facilitate a comparison with our 2016 Outlook, Appendix C revises our 2015 actual results to a comparable basis, excluding the Intellectual Property & Science business.

In February 2016, we also announced:

●	An additional program to buy back up to $1.5 billion of our shares; and
●	An increase in our annualized dividend by 2 cents per share to $1.36 per share, which represents the 23rd consecutive annual dividend increase by our company.

In 2016, we are focused on the following key priorities:

Accelerating Revenue Growth from existing businesses (organic). We are using cost savings generated by our efficiency initiatives to fund and accelerate investments in high growth market segments, including Legal Software and Solutions, Global Trade Management, Global Tax and Risk Solutions. Additionally, we are deploying a common go-to-market strategy across our company to further improve customer retention and drive new sales.

Improving profitability. We continue to transform our company from a portfolio of individual businesses into a more integrated enterprise through investments which drive scale, including further consolidation of platforms. We believe these efforts will grow revenues, expand margins and increase adjusted EPS.

Consistent Capital Strategy. We continue to focus on growing revenues from existing businesses and free cash flow. This will allow us to execute our consistent capital strategy, which balances reinvestment in our core businesses with return of capital to our shareholders through dividends and share repurchases. Additionally, we plan to use the proceeds from the expected sale of Intellectual Property & Science for general corporate purposes, including investing in the core business, repaying debt and repurchasing shares of our common stock.

Revenue Dynamics and Related Trends

We derive revenues from a diverse customer base. No single customer accounted for more than 1.5% of our revenues from ongoing businesses. Below, we provide information regarding our 2015 revenues from ongoing businesses by media, type and geographic area.

By media. In 2015, 93% (2014 – 92%) of our revenues were derived from information delivered electronically, software and services, with the remaining 7% derived from print (which is primarily in our Legal segment). We deliver information electronically through the Internet, dedicated high-speed transmission lines to desktops and mobile devices, such as smartphones and tablets. Electronic delivery improves our ability to rapidly provide additional products and services to our existing customers and to access new customers around the world. In addition, our offerings often combine software and services as integrated solutions to better serve the workflow needs of our customers. We increasingly offer software as a service, (sometimes referred to as a “SaaS” offering), as a number of our customers prefer not to host applications themselves. We expect that most of our customers will continue to prefer electronic delivery and increasingly migrate from print, as professionals around the world increasingly incorporate technology into their workflows. The business mix of our products impacts our operating profit margins. Specifically, products delivered electronically typically have lower margins than our print products. While our solutions-based software and services also have high margins, they are traditionally lower than the margins of our print products and electronically delivered information.

By type. We derived 87% of our 2015 and 2014 revenues from subscription or similar contractual arrangements, which most customers renew from year to year. Because a high proportion of our revenues are recurring, we believe that our revenue patterns are generally more stable compared to other business models that primarily involve the sale of products in discrete or one-off arrangements. However, this also means that there is often a lag in realizing the impact of current sales or cancellations in our reported revenues, as we recognize revenues over the term of the arrangement. Because of this lag effect, our revenues are typically slower to decline when economic conditions worsen, but are also often slower to return to growth when economic activity improves, as compared to other businesses that are not subscription-based. The majority of our subscription arrangements have a term of one year and the remaining portion is largely for two or three year terms. These arrangements typically have renewal provisions. Renewal dates are spread over the course of the year. In the case of some of our subscription arrangements, we realize additional fees based upon usage. Recurring revenues for our Financial & Risk segment include recoveries, which are low margin revenues we collect from customers and pass through to a third party provider in return for their content or services distributed through our platform. Recoveries revenues, as a proportion of our total revenues, are decreasing as third party information providers increasingly move to direct billing for their content and services with their customers.

Non-recurring revenues are principally comprised of transaction revenues from our Financial & Risk segment’s trading platforms and discrete sales, including sales of software, across all of our businesses. These revenues can fluctuate significantly from period to period and can also impact the comparability of operating profit margins.

By geography. In 2015, our revenues were 63% (2014 – 60%) from the Americas, 27% (2014 – 30%) from Europe, Middle East and Africa (EMEA) and 10% (2014 – 10%) from Asia Pacific. As part of our globalization, we have brought our global portfolio of products to local markets as well as modified existing products and services for local markets at relatively low incremental cost. However, some products and services need specific development for local markets or industry segments. While this may require higher incremental costs and result in initially lower margins, we try to maximize our global and regional scale and shared technology assets to improve margins over time. GGO, whose results are included in each of our segments, works across our business units to combine our global capabilities and to expand our local presence and development in countries and regions where we believe the greatest growth opportunities exist. GGO supports our businesses in Latin America, China, India, the Middle East, Africa, the Association of Southeast Asian Nations, North Asia, Russia and countries comprising the Commonwealth of Independent States, and Turkey. Revenues from these geographic areas represented approximately 10% of our revenues in 2015 and 2014.

Expenses

A majority of our operating expenses are fixed. As a result, when our revenues increase, we become more profitable and our margins increase, and when our revenues decline, we become less profitable and our margins decrease. We invest some of the profits from our incremental revenues in our business, so the full impact of incremental revenues are not always reflected in our profitability. Our most significant operating expense is staff costs, which represented 55% of our total 2015 expenses (2014 – 54%) and is comprised of salaries, bonuses, commissions, benefits, severance, payroll taxes, and equity-based compensation awards.

Seasonality

Our revenues and operating profit on a consolidated basis do not tend to be significantly impacted by seasonality as we record a large portion of our revenues ratably over a contract term and our costs are generally incurred evenly throughout the year. However, our non-recurring revenues can cause changes in our performance from quarter to consecutive quarter. Additionally, the release of certain print-based offerings can be seasonal as can certain product releases for the regulatory markets, which tend to be concentrated at the end of the year. Our quarterly performance may also be impacted by volatile foreign currency exchange rates, as we have recently experienced. As a consequence, the results of certain of our segments can be impacted by seasonality to a greater extent than our consolidated revenues and operating profit.

Acquisitions

In 2015 and 2014, we spent $37 million and $167 million on acquisitions, respectively. Our acquisition spending has declined significantly in the past several years as we are focused more on achieving growth from existing businesses. Between 2009 and 2013, we completed over 150 acquisitions and had average annual acquisition spend of $950 million during that period.

When integrating acquired businesses, we focus on eliminating cost redundancies and combining the acquired products and services with our existing offerings and capabilities to achieve revenue growth. Generally, the businesses that we acquire initially have lower margins than our existing businesses, largely reflecting the costs of integration.

In 2016, we plan to continue to focus on driving growth from existing businesses. However, we expect to make tactical acquisitions that we believe will strengthen our positions in key growth segments.

Dispositions

As part of our continuing strategy to optimize our portfolio of businesses and to ensure that we are investing in the parts of our business that offer the greatest opportunities to achieve higher growth and returns, we sell businesses from time to time that are not fundamental to our strategy. In 2015, we divested the Fiduciary Services and Competitive Intelligence unit of our Lipper business (Lipper Services), formerly managed within Financial & Risk.

In February 2016, we announced that we are preparing to launch a process to sell our Intellectual Property & Science business and we currently expect to close the transaction in the second half of 2016. We expect to present Intellectual Property & Science as a discontinued operation beginning in 2016.

Use of Non-IFRS Financial Measures

In addition to our results reported in accordance with IFRS, we use certain non-IFRS financial measures as supplemental indicators of our operating performance and financial position, as well as for internal planning purposes. These non-IFRS financial measures include:

●	Revenues from ongoing businesses;
●	Revenue changes at constant currency;
●	Underlying operating profit and the related margin;
●	Adjusted EBITDA and the related margin;
●	Adjusted EBITDA less capital expenditures and the related margin;
●	Adjusted earnings and adjusted earnings per share;
●	Net debt;
●	Free cash flow;
●	Free cash flow from ongoing businesses; and
●	Return on invested capital.

Given the increased volatility recently experienced in the foreign exchange markets, foreign currency had a significant impact on our results in 2015. We believe analysis of our results excluding the effects of foreign currency improves comparability, and provides greater visibility to underlying business performance and trends. Accordingly, we have supplemented our analysis in this management’s discussion and analysis with the following non-IFRS measures:

●	Changes in underlying operating profit and the related margin at constant currency;
●	Changes in adjusted EBITDA and the related margin at constant currency; and
●	Changes in adjusted earnings per share at constant currency.

We report non-IFRS financial measures as we believe their use provides more insight into and understanding of our performance. See Appendix A of this management’s discussion and analysis for a description of our non-IFRS financial measures, including an explanation of why we believe they are useful measures of our performance, including our ability to generate cash flow. Refer to the sections of this management’s discussion and analysis entitled “Results of Operations”, “Liquidity and Capital Resources” and Appendices B and D for reconciliations of these non-IFRS financial measures to the most directly comparable IFRS financial measures.

RESULTS OF OPERATIONS

Basis of Presentation

In this management’s discussion and analysis, we discuss our results of operations on both an IFRS and non-IFRS basis. Both bases exclude discontinued operations and include the performance of acquired businesses from the date of purchase.

Consolidated results

We discuss our consolidated results from continuing operations on an IFRS basis, as reported in our consolidated income statement. Additionally, we discuss our consolidated results on a non-IFRS basis using the measures described in the “Use of Non-IFRS Financial Measures” section of this management’s discussion and analysis. Among other adjustments, our non-IFRS revenue and profitability measures as well as free cash flow from ongoing businesses exclude Other Businesses, which is an aggregation of certain businesses that have been exited through sale or closure that did not qualify for discontinued operations classification.

Segment results

We discuss the results of our four reportable segments as presented in our 2015 annual consolidated financial statements: Financial & Risk, Legal, Tax & Accounting and Intellectual Property & Science.

We also provide information on “Corporate & Other” and “Other Businesses”. These categories neither qualify as a component of another reportable segment nor as a separate reportable segment.

●	Corporate & Other includes expenses for corporate functions and the Reuters News business, which is comprised of the Reuters News Agency and consumer publishing; and
●	Other Businesses is an aggregation of certain businesses that have been exited through sale or closure that did not qualify for discontinued operations classification. The results of Other Businesses are not comparable from period to period as the composition of businesses changes due to the timing of completed divestitures.

See note 4 of our 2015 annual consolidated financial statements which includes a reconciliation of results from our reportable segments to consolidated results as reported in our consolidated income statement.

In analyzing our revenues from ongoing businesses, at both the consolidated and segment levels, we identify the impact of foreign currency changes. Additionally, we separately measure revenue growth from existing businesses and from acquired businesses, on a constant currency basis.

Consolidated Results

	YEAR ENDED DECEMBER 31,
			CHANGE
(millions of U.S. dollars, except per share amounts and margins)	2015	2014	TOTAL	CONSTANT CURRENCY
IFRS Financial Measures
Revenues	12,209	12,607	(3%)
Operating profit	1,734	2,545	(32%)
Diluted earnings per share	$1.60	$2.35	(32%)
Non-IFRS Financial Measures
Revenues from ongoing businesses	12,209	12,605	(3%)	2%
Adjusted EBITDA	3,392	3,313	2%	7%
Adjusted EBITDA margin	27.8%	26.3%	150bp	150bp
Adjusted EBITDA less capital expenditures	2,389	2,345	2%
Adjusted EBITDA less capital expenditures margin	19.6%	18.6%	100bp
Underlying operating profit	2,293	2,138	7%	14%
Underlying operating profit margin	18.8%	17.0%	180bp	220bp
Adjusted earnings per share	$2.13	$1.85	15%	26%

Foreign currency effects. With respect to the significant foreign currencies that we transact in, the U.S. dollar strengthened significantly against the Euro, the British pound sterling, the Japanese yen and the Canadian dollar in 2015 compared to 2014. Given our currency mix of revenues and expenses around the world, these fluctuations had a negative impact on our consolidated revenues and our consolidated underlying operating profit margin, but had no impact on our consolidated adjusted EBITDA margin. The revenues of each of our segments were negatively impacted by foreign currency movements. However, certain of our segments experienced benefits to their margins, reflecting their specific currency profiles.

Revenues

	YEAR ENDED DECEMBER 31,		PERCENTAGE CHANGE:
(millions of U.S. dollars)	2015	2014	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Revenues from ongoing businesses	12,209	12,605	2%	-	2%	(5%)	(3%)
Other Businesses	-	2	n/m	n/m	n/m	n/m	n/m
Revenues	12,209	12,607	n/m	n/m	n/m	n/m	(3%)

Revenues from ongoing businesses increased on a constant currency basis, as combined growth of 3% from our Legal, Tax & Accounting and Intellectual Property & Science segments was partially offset by the performance of our Financial & Risk segment, which was essentially unchanged.

Revenues from GGO were approximately 10% of our revenues and grew 7% on a constant currency basis (6% from existing businesses).

Operating profit, underlying operating profit, adjusted EBITDA and adjusted EBITDA less capital expenditures

	YEAR ENDED DECEMBER 31,
			CHANGE
(millions of U.S. dollars, except margins)	2015	2014	TOTAL	CONSTANT CURRENCY
Operating profit	1,734	2,545	(32%)
Adjustments to remove:
Amortization of other identifiable intangible assets	581	647
Fair value adjustments	(7)	(91)
Other operating gains, net	(15)	(969)
Operating loss from Other Businesses	-	6
Underlying operating profit	2,293	2,138	7%	14%
Remove: depreciation and amortization of computer software (excluding Other Businesses)	1,099	1,175
Adjusted EBITDA(1)	3,392	3,313	2%	7%
Deduct: capital expenditures, less proceeds from disposals (excluding Other Businesses)	1,003	968
Adjusted EBITDA less capital expenditures(1)	2,389	2,345	2%
Underlying operating profit margin	18.8%	17.0%	180bp	220bp
Adjusted EBITDA margin	27.8%	26.3%	150bp	150bp
Adjusted EBITDA less capital expenditures margin	19.6%	18.6%	100bp

(1)	See Appendix B for a reconciliation of net earnings to adjusted EBITDA and adjusted EBITDA less capital expenditures.

Operating profit decreased in 2015 primarily due to a $931 million gain recorded in 2014 related to the release of accumulated foreign currency translation adjustments from shareholders’ equity. The gain was triggered by the loss of control of a subsidiary, which involved the settlement of an intercompany loan that was considered permanent.

Adjusted EBITDA, underlying operating profit and the related margins all increased despite the unfavorable impact of foreign currency. On a constant currency basis, adjusted EBITDA and the related margin increased primarily due to higher revenues and slightly lower operating expenses. The increase in underlying operating profit and the related margin also benefited from lower depreciation and amortization expense.

Adjusted EBITDA less capital expenditures and the related margin increased as higher capital expenditures were more than offset by higher adjusted EBITDA.

Operating expenses

	YEAR ENDED DECEMBER 31,
(millions of U.S. dollars)	2015	2014	CHANGE
Operating expenses	8,810	9,209	(4%)
Adjustments to remove:
Fair value adjustments(1)	7	91
Other Businesses	-	(8)
Operating expenses, excluding fair value adjustments and Other Businesses	8,817	9,292	(5%)

(1)	Fair value adjustments primarily represent mark-to-market impacts on embedded derivatives within certain customer contracts due to fluctuations in foreign exchange rates, as well as mark-to market impacts on certain share-based awards, due to changes in our share price.

Operating expenses, excluding fair value adjustments and Other Businesses, decreased primarily due to the impact of foreign currency. On a constant currency basis, operating expenses excluding fair value adjustments and Other Businesses, decreased slightly as lower expenses from earlier efficiency initiatives, primarily in our Financial & Risk segment, were partly offset by higher investments in certain growth businesses and higher compensation expense. The higher compensation expense included the timing of our annual employee salary increases that came into effect in the second quarter of 2015 compared to the third quarter of 2014. Expenses in 2014 included $135 million of efficiency-related charges, which were primarily severance.

Depreciation and amortization

	YEAR ENDED DECEMBER 31,
(millions of U.S. dollars)	2015	2014	CHANGE
Depreciation	347	397	(13%)
Amortization of computer software	752	778	(3%)
Subtotal	1,099	1,175	(6%)
Amortization of other identifiable intangible assets	581	647	(10%)

●	Depreciation and amortization of computer software on a combined basis decreased as the impact of foreign currency and the completion of depreciation and amortization of assets acquired or developed in previous years more than offset higher expenses associated with capital spending on product development and infrastructure initiatives.
●	Amortization of other identifiable intangible assets decreased due to the impact of foreign currency and the completion of amortization for certain identifiable intangible assets acquired in previous years.

Other operating gains, net

	YEAR ENDED DECEMBER 31,
(millions of U.S. dollars)	2015	2014
Other operating gains, net	15	969

In 2015, other operating gains, net, included a gain from the sale of Lipper Services and a gain on sale of a Canadian wholly owned subsidiary to a company affiliated with our principal shareholder, Woodbridge. These gains were partly offset by costs associated with acquisitions and divestitures.

In 2014, other operating gains, net, were primarily comprised of a $931 million gain related to the release of accumulated foreign currency translation adjustments from shareholders’ equity. The gain was triggered by the loss of control of a subsidiary, which involved the settlement of an intercompany loan that was considered permanent. Additionally, 2014 included a gain from the sale of a Canadian wholly owned subsidiary to a company affiliated with Woodbridge.

Additional information about the Woodbridge transactions is provided in the “Related Party Transactions” section of this management’s discussion and analysis.

Net interest expense

	YEAR ENDED DECEMBER 31,
(millions of U.S. dollars)	2015	2014	CHANGE
Net interest expense	416	442	(6%)

The decrease in net interest expense was primarily due to lower interest on our debt obligations reflecting the refinancing of certain debt obligations in 2014 and the repayment of notes in 2015. These decreases were partly offset by higher interest on commercial paper borrowings, and an increase in pension-related interest costs driven by a higher valuation of our net pension obligations. As substantially all of our long-term debt obligations paid interest at fixed rates (after swaps), the net interest expense on the balance of our debt was essentially unchanged. See the “Liquidity and Capital Resources – Cash Flow” section of this management’s discussion and analysis for additional information regarding our financing activities.

Other finance income (costs)

	YEAR ENDED DECEMBER 31,
(millions of U.S. dollars)	2015	2014
Other finance income (costs)	39	(85)

Both 2015 and 2014 included gains or losses realized from changes in foreign currency exchange rates on certain intercompany funding arrangements and gains or losses related to foreign exchange contracts. Additionally, 2014 included $47 million of losses associated with the early redemption of debt securities (comprised of $35 million in debt premiums and $12 million related to the termination of the associated hedging instruments). See the “Liquidity and Capital Resources – Cash Flow” section of this management’s discussion and analysis for additional information regarding our financing activities.

Tax expense

	YEAR ENDED DECEMBER 31,
(millions of U.S. dollars)	2015	2014
Tax expense	56	62

Our effective income tax rate on net earnings was 4.1% and 3.1% in 2015 and 2014, respectively. The comparability of our tax expense was impacted by various transactions and accounting adjustments during each period. Additionally, the tax expense in each period reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized.

The following table sets forth certain components within income tax expense that impact comparability from period to period, including tax expense (benefit) associated with items that are removed from adjusted earnings:

TAX EXPENSE (BENEFIT)	YEAR ENDED DECEMBER 31,
(millions of U.S. dollars)	2015	2014
Tax items impacting comparability:
Corporate tax rates(1)	11	(10)
Other tax adjustments(2)	(10)	-
Subtotal	1	(10)
Tax related to:
Fair value adjustments	-	16
Other items	(6)	(4)
Subtotal	(6)	12
Total	(5)	2

(1)	Relates to the net changes of deferred tax liabilities due to changes in U.S. state apportionment factors and changes in corporate tax rates that were substantively enacted in certain jurisdictions.

(2)	Relates primarily to changes in the recognition of deferred tax assets in various jurisdictions due to earlier acquisitions, assumptions regarding future profitability, and adjustments for indefinite-lived assets and liabilities that are not expected to reverse.

Because the items described above impact the comparability of our tax expense for each year, we remove them from our calculation of adjusted earnings, along with the pre-tax items to which they relate.

The computation of our adjusted tax expense is set forth below:

	YEAR ENDED DECEMBER 31,
(millions of U.S. dollars)	2015	2014
Tax expense (benefit)	56	62
Remove: Items from above impacting comparability	5	(2)
Other adjustments:
Tax charge amortization(1)	86	86
Total tax expense on adjusted earnings	147	146

(1)	In 2013, we recorded $604 million of deferred tax charges associated with the consolidation of the ownership and management of our technology and content assets. Within our tax expense on adjusted earnings, we amortize these deferred charges on a straight-line basis over seven years. We believe this treatment more appropriately reflects our tax position because these charges are expected to be paid over seven years from the date of the original transaction, in varying annual amounts, in conjunction with the repayments of interest-bearing notes that were issued as consideration in the original transactions.

Our 2015 effective tax rate on adjusted earnings was 11.3% (2014 – 13.9%). For purposes of computing our effective tax rate on adjusted earnings, we deduct amortization of other identifiable intangible assets from adjusted earnings.

On an IFRS basis and on an adjusted earnings basis, our effective income tax rates in both years were lower than the Canadian corporate income tax rate of 26.5% (2014 – 26.4%), due significantly to the lower tax rates and differing tax rules applicable to certain of our operating and financing subsidiaries outside Canada. As a global company, our income taxes depend on the laws of numerous countries where we operate and the provisions of multiple income tax conventions between various countries in which we operate.

Because of the requirements of income tax accounting under IAS 12, Income Taxes, income tax expense can differ significantly from taxes paid in any reporting period. We paid income taxes from net earnings on our worldwide business as follows:

Taxes paid	YEAR ENDED DECEMBER 31,
(millions of U.S. dollars)	2015	2014
Taxes paid on operations	205	271
Taxes paid (received) on sales of businesses	1	(14)
Total taxes paid	206	257

In 2015 and 2014, the tax that we paid on our operations was higher than our tax expense on our adjusted earnings. Typically, the tax that we pay on our operations is higher than either the tax expense that we report in our consolidated income statement or the tax expense that we compute on our adjusted earnings. This difference arises principally because of accounting rules regarding the taxes related to non-deductible other identifiable intangible assets acquired through share acquisitions. Such taxes are not recorded in our consolidated income statement, as accounting rules require them to be recorded as a liability with an offset to goodwill.

Our effective tax rate and our cash tax cost in the future will depend on the laws of numerous countries and the provisions of multiple income tax conventions between various countries in which we operate. Our ability to maintain our effective tax rate will be dependent upon such laws and conventions remaining unchanged or favorable, as well as the geographic mix of our profits. See the “Contingencies” section of this management’s discussion and analysis for further discussion of income tax liabilities.

Net earnings and earnings per share

	YEAR ENDED DECEMBER 31,
(millions of U.S. dollars, except per share amounts)	2015	2014	CHANGE
Net earnings	1,311	1,959	(33%)
Diluted earnings per share	$1.60	$2.35	(32%)

Net earnings and the related per share amount decreased primarily due to lower operating profit, partly offset by lower net financing costs.

Adjusted earnings and adjusted earnings per share

	YEAR ENDED DECEMBER 31,
			CHANGE
(millions of U.S. dollars, except per share amounts and share data)	2015	2014	TOTAL	CONSTANT CURRENCY
Earnings attributable to common shareholders	1,255	1,909	(34%)
Adjustments to remove:
Operating loss from Other Businesses	-	6
Fair value adjustments	(7)	(91)
Other operating gains, net	(15)	(969)
Other finance (income) costs	(39)	85
Share of post-tax earnings in equity method investments	(10)	(3)
Tax on above items(1)	(6)	12
Tax items impacting comparability(1)	1	(10)
Amortization of other identifiable intangible assets	581	647
Tax charge amortization(1)	(86)	(86)
Dividends declared on preference shares	(2)	(3)
Adjusted earnings	1,672	1,497	12%
Adjusted earnings per share (adjusted EPS)	$2.13	$1.85	15%	26%
Diluted weighted-average common shares (millions)	784.1	810.9

(1)	See the “Tax expense” section above for additional information.

Adjusted earnings and the related per share amount increased primarily due to higher underlying operating profit. Both adjusted earnings and adjusted EPS included a negative impact from foreign currency, which amounted to $0.21 on a per share basis. Additionally, adjusted EPS benefited from lower outstanding common shares due to share repurchases (see the “Liquidity and Capital Resources – Share Repurchases” section of this management’s discussion and analysis for additional information).

Segment Results

A discussion of the operating results of our Financial & Risk, Legal, Tax & Accounting and Intellectual Property & Science reportable segments follows.

●	Results from the Reuters News business are included in “Corporate & Other”. These results as well as Other Businesses are both excluded from our reportable segments as neither of them qualify as a component of our four reportable segments, nor as a separate reportable segment.
●	We use segment operating profit to measure the operating performance of our reportable segments.

—	The costs of centralized support services such as technology, editorial, real estate, accounting, procurement, legal and human resources are allocated to each segment based on usage or other applicable measures. However, certain technology and real estate assets associated with these allocations are not included within the reportable segments, but remain in Corporate & Other.
—	We define segment operating profit as operating profit before (i) amortization of other identifiable intangible assets; (ii) other operating gains and losses; (iii) certain asset impairment charges; (iv) corporate-related items; and (v) fair value adjustments. We use this measure because we do not consider these excluded items to be controllable operating activities for purposes of assessing the current performance of our reportable segments.
—	We also use segment operating profit margin, which we define as segment operating profit as a percentage of revenues.
—	Our definition of segment operating profit may not be comparable to that of other companies.

●	As a supplemental measure of segment operating performance, we add back depreciation and amortization of computer software to segment operating profit to arrive at each segment’s EBITDA and the related margin as a percentage of revenues. See Appendix B of this management’s discussion and analysis for additional information.

Financial & Risk

	YEAR ENDED DECEMBER 31,			PERCENTAGE CHANGE:
(millions of U.S. dollars, except margins)	2015	2014	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Revenues	6,148	6,538	-	-	-	(6%)	(6%)
EBITDA	1,701	1,591					7%
EBITDA margin	27.7%	24.3%					340bp
Segment operating profit	1,104	951					16%
Segment operating profit margin	18.0%	14.5%					350bp

Revenues on a constant currency basis were essentially unchanged in 2015 compared to 2014. In 2015, net sales were positive for the year as well as in each of the four quarters. However, revenue increases from positive net sales and an annual price increase were offset by commercial price adjustments related to the migration of foreign exchange and buy-side customers onto new products on Financial & Risk’s unified platform, as well as a decline in recoveries revenues. The decline in recoveries revenues reflects third party information providers moving to direct billing arrangements with their customers. Excluding the impact of the decline in recoveries revenue and the price adjustments from the legacy product migration, Financial & Risk’s revenues grew over 2% in 2015.

By geographic area, Financial & Risk’s revenues in the Americas and Asia Pacific increased 2% and 1%, respectively, while its revenues in Europe, Middle East and Africa (EMEA) declined 2%.

Financial & Risk’s revenue performance during 2015 was positively impacted by two favorable trends.

●	First, Financial & Risk’s business mix has been evolving as higher growth Feeds and Risk products are becoming a greater proportion of the segment’s revenue base. Feeds and Risk revenues collectively represented 36% of Financial & Risk’s revenues in 2015 compared to 25% of Financial & Risk’s revenues in 2009. In the fourth quarter, Feeds and Risk grew 8% and 12%, respectively. This trend indicates that we are less directly impacted by reductions in the number of professionals in the banking sector when industry restructurings occur.
●	Second, we believe Financial & Risk now offers better desktop products, which has improved desktop retention rates and revenue performance. Desktop revenues, which represented 40% of the segment’s revenue base in 2015, declined 3% for the year and reflected the impact of the migration activity and resulting commercial pricing adjustments. However, desktop revenue performance improved during the year and, in the fourth quarter, revenues were essentially unchanged compared to the prior period. Financial & Risk expects desktop revenue growth to continue to improve after the remaining pricing adjustments have been completed.

Operationally, Financial & Risk achieved the following:

●	Financial & Risk has completed the commercial pricing adjustments for over 60% of the revenue base associated with the migration of its buy-side and foreign exchange customers onto its unified platform. Financial & Risk expects to complete the remaining commercial pricing adjustments during 2016.
●	The migration of Financial & Risk customers from its legacy real-time distribution platform onto the segment’s unified platform was completed in the fourth quarter of 2015. This migration represented one of Financial & Risk’s largest technology cost savings initiatives in its technology platform consolidation plan.

Results by type were:

●     Subscription revenues increased 1% reflecting the impact of positive net sales and a benefit from an annual price increase. These factors were partly offset by price adjustments associated with the migration of customers to Financial & Risk’s unified platform;

●     Transactions revenues increased 1% as contributions from the FXall and BETA businesses were partly offset by lower FX matching revenues; and

●      Recoveries revenues (low-margin revenues that we collect and largely pass-through to a third party information provider, such as stock exchange fees) decreased 5%.

2015 REVENUES BY TYPE

EBITDA, segment operating profit and the related margins increased primarily due to lower expenses from earlier efficiency initiatives, partly offset by the impact of unfavorable currency. The prior year included $130 million of charges, primarily severance, associated with our efficiency initiatives. Excluding the impacts of currency and the prior-year charges, EBITDA and segment operating profit increased 8% and 16%, respectively, and the related margins increased 220bp and 270bp, respectively, driven by the cost savings resulting from the efficiency initiatives. These cost savings more than offset the impact of the unfavorable timing of the company’s annual salary increase, which occurred in the second quarter of 2015, compared to the third quarter of 2014.

We previously stated that we targeted an EBITDA margin nearing 30%(1) by the end of the year for our Financial & Risk business. In the fourth quarter of 2015, Financial & Risk achieved this target.

(1)	On a constant currency basis.

2016 Outlook

We believe that regulation of the financial services sector will continue to be a major driver of Financial & Risk’s performance. As financial institutions prepare for new regulations in 2016, they are increasing capital reserves and reducing costs by restructuring their businesses, exiting higher risk weighted businesses and focusing on the countries in which they currently operate. To drive efficiencies, financial institutions are focusing on innovation and digital technology. We believe this environment creates opportunities for our Financial & Risk business, as we are providing more services to our customers, rather than simply raw data. At the same time, it produces uncertainty relative to market volumes of trading activity, on which a portion of Financial & Risk’s business depends. We also see competition for Financial & Risk increasing, as traditional competitors improve products and new competitors emerge.

In 2016, Financial & Risk’s product offerings will continue to help its customers manage new regulation and compliance matters that impact the entire financial services industry. Additionally, Financial & Risk expects to invest in growth opportunities, continue to migrate customers off legacy platforms, and further improve its products by incorporating our customers’ insights and requirements. The revenue performance of our Financial & Risk business is expected to improve, despite expected lower recoveries revenues and residual commercial pricing adjustments associated with the migration of buy-side and foreign exchange customers onto the segment’s unified platform. We expect that recoveries revenue (10% of Financial & Risk’s overall revenues in 2015) will decrease by about $100 million in 2016 as third party information providers move to direct billing arrangements with their customers. As a result, we expect recoveries revenues as a percent of total Financial & Risk revenues to decrease to about 8% in 2016. Further, we expect that the reduction in recoveries revenues will dampen Financial & Risk’s 2016 revenue growth by about 150bp and our consolidated revenue growth by about 100bp. We do not expect an impact on our adjusted EBITDA or free cash flow, as the recoveries revenues that Financial & Risk collects from its customers are largely passed on to our third party information providers.

Legal

	YEAR ENDED DECEMBER 31,		PERCENTAGE CHANGE:
(millions of U.S. dollars, except margins)	2015	2014	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Revenues	3,354	3,379	2%	-	2%	(3%)	(1%)
EBITDA	1,238	1,238					-
EBITDA margin	36.9%	36.6%					30bp
Segment operating profit	985	958					3%
Segment operating profit margin	29.4%	28.4%					100bp

Revenues increased on a constant currency basis (essentially all from existing businesses). Subscription revenues (72% of Legal’s business) increased 3% (all from existing businesses). Transaction revenues (13% of Legal’s business) increased 7% (6% from existing businesses), driven by growth in our international businesses. U.S. print revenues (15% of Legal’s business) decreased 6%. Excluding U.S. print, Legal’s revenues increased 3% from existing businesses.

Results by line of business were:

●    Solutions business revenues include non-U.S. legal information and global software and services businesses. Solutions business revenues increased 6% (5% from existing businesses), driven by growth in Legal Enterprise Solutions (Elite and Serengeti), Legal Managed Services (Pangea3), and our international businesses;

●    U.S. online legal information revenues increased 1% (all from existing businesses), due to growth in U.S. Practical Law and the impact of improved net sales and higher retention rates at Westlaw. This was the first year of positive growth for this business since 2009; and

●     U.S. print revenues decreased 6% (all from existing businesses).

2015 REVENUES BY LINE OF BUSINESS

EBITDA was unchanged and the related margin increased slightly, primarily due to a benefit from foreign exchange of 60bp, compared to the prior year. The margin change also reflected Legal’s cost management efforts, which mostly offset the impact of higher compensation expense. In 2015, compensation expense included unfavorable timing of the company’s annual salary increase, which occurred in the second quarter of 2015 compared to the third quarter of 2014. Segment operating profit growth and margins benefited from lower depreciation and amortization expense. The increase in segment operating profit margin included a 50bp benefit from foreign exchange, compared to the prior year.

2016 Outlook

Corporate or in-house counsels often have multiple options when looking for external legal support and they continue to require law firms to become more time and cost efficient. Historically, law firms focused primarily on practicing law. Now, they must also demonstrate greater efficiency to their clients and be more transparent in their billing practices. While we believe that our traditional legal research offerings remain essential to our customers, we also have growth opportunities in our solutions businesses. Lawyers and other legal professionals need more effective tools to assist them with compliance, regulatory and risk-related issues and questions. Additionally, Legal practitioners in both companies and law firms are seeking better ways to manage massive amounts of data in the e-discovery process. They are also looking to simplify and modernize processes for handling routine legal work by leveraging technology, increasingly in a software-as-a-service (SaaS) format. These dynamics have created opportunities for our legal solutions businesses, such as Legal Enterprise Solutions (Elite and Serengeti) and Legal Managed Services (Pangea3). Legal believes it is well positioned to act on these trends with its solutions that integrate its research offerings with practical know-how and practice management tools.

In 2016, Legal expects that its solutions businesses, which represent about 46% of our Legal business, will continue to grow. Additionally, momentum in our U.S. online legal information business, which returned to revenue growth in 2015, is expected to carry over to 2016. The decline in U.S. print revenues is structural, and we expect to experience further declines in that business, consistent with 2015. However, the impact of the decline on Legal segment results is expected to diminish over time as U.S. print represents an increasingly smaller portion of the Legal business. From a phasing perspective, we expect that the first quarter of 2016 will be the most challenging for our Legal business, given we achieved 3% revenue growth in existing businesses in the first quarter of 2015. However we expect year over year revenue growth to improve over the balance of 2016.

In 2016, Legal plans to continue to invest in solutions to integrate content with capabilities to help lawyers improve delivery of legal services, better manage their legal work and increase their profitability. In January 2016, Legal launched Practice Point, which integrates the research capabilities of Westlaw and the know-how of Practical Law. Customer retention in our core legal research business, Westlaw, also remains a priority for the Legal business. Finally, Legal will continue to focus on migrating more of its print customers to digital platforms.

Tax & Accounting

	YEAR ENDED DECEMBER 31,		PERCENTAGE CHANGE:
(millions of U.S. dollars, except margins)	2015	2014	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Revenues	1,417	1,370	7%	1%	8%	(5%)	3%
EBITDA	456	417					9%
EBITDA margin	32.2%	30.4%					180bp
Segment operating profit	343	295					16%
Segment operating profit margin	24.2%	21.5%					270bp

Revenues on a constant currency basis increased primarily reflecting contributions from existing businesses. Recurring revenues (83% of Tax & Accounting’s business) increased 9% (8% from existing businesses) and transaction revenues increased 3% (all from existing businesses). Tax & Accounting’s international revenues increased to 19% of total revenues (2014 – 18%) reflecting its strategy to drive growth by focusing on global tax opportunities. The segment’s international strategy as well as its focus on delivering software-based workflow solutions has contributed significantly to its strong revenue growth from existing businesses.

Results by line of business were:

●    Corporate includes revenues from a suite of global and local tax compliance, workflow and data management software and services. Corporate revenues increased 13% (11% from existing businesses), primarily from ONESOURCE software and services and strong growth in solutions revenues in Latin America;

●     Professional includes revenues from tax, accounting, audit, payroll, document management, client portals and practice management applications and services. Professional revenues increased 10%, all from existing businesses, primarily from the CS Professional Suite and Enterprise Suite solutions for accounting firms;

●     Knowledge Solutions includes revenues from information, research, workflow tools and certified professional education. Knowledge Solutions revenues increased 1%, all from existing businesses, as growth in the U.S. Checkpoint business was partly offset by lower print revenues; and

●     Government includes revenues from integrated property tax management and land registry solutions. Government revenues, which represent a relatively small revenue base, decreased 12%. Revenues for the Government business are less predictable in nature, and growth rates can vary significantly from period to period.

2015 REVENUES BY LINE OF BUSINESS

EBITDA, segment operating profit and the related margins increased as the impact of higher revenues more than offset higher compensation expense. In 2015, Tax & Accounting’s compensation expense included the unfavorable timing of the company’s annual salary increase, which occurred in the second quarter of 2015 compared to the third quarter of 2014. The increases in segment operating profit and the related margin also benefited from lower depreciation and amortization expense. Foreign exchange benefited EBITDA and segment operating profit margins each by 100bp, compared to the prior year.

2016 Outlook

Taxation continues to be complex for corporations, professional firms and governments. Rapidly changing tax codes around the world create compliance challenges for taxpayers and tax collectors. Global trade introduces complexity to tax and trade compliance and planning. Governments are using tax and trade policies to attract investments and spur domestic growth, while at the same time introducing rigorous compliance and collection mechanisms. This complexity drives the need to automate compliance workflows and to access tax research and education solutions. We believe the compliance challenges for taxpayers and tax collectors will sustain a steady demand for technology solutions to corporate tax departments, accounting firms, and government agencies. As a consequence of the attractive opportunities and capabilities made possible by cloud computing, Tax & Accounting expects to see new competitors.

In response to these trends, Tax & Accounting plans to continue to invest in software-based workflow solutions and expand its global presence in 2016. In order to drive scale, the business will continue its platform development strategy to accelerate the delivery of new and enhanced solutions. Despite the increase in investments to drive revenue growth, we expect Tax & Accounting’s margins to improve in 2016, but not to the same extent as the business experienced in 2015.

Intellectual Property & Science

	YEAR ENDED DECEMBER 31,		PERCENTAGE CHANGE:
(millions of U.S. dollars, except margins)	2015	2014	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Revenues	1,005	1,011	1%	-	1%	(2%)	(1%)
EBITDA	313	328					(5%)
EBITDA margin	31.1%	32.4%					(130)bp
Segment operating profit	221	239					(8%)
Segment operating profit margin	22.0%	23.6%					(160)bp

Revenues on a constant currency basis increased, all from existing businesses, as growth in recurring revenues was partly offset by a decline in transactional revenues. We believe a portion of the decline in transaction revenues was due to the appreciation of the U.S. dollar. As transactions are U.S. dollar denominated, these discretionary purchases have become significantly more expensive for customers outside the United States.

Results by type were:

●    Recurring revenues increased 3% as growth from the MarkMonitor online brand protection solution and Web of Science subscriptions was partly offset by softness in Innovation and Asset Management revenues; and

●     Transactional revenues decreased 4% due to lower sales within the Intellectual Property, Life Sciences and brand protection businesses, partly offset by higher revenues from the Techstreet product.

2015 REVENUES BY TYPE

The decreases in EBITDA and the related margins were due to the impact of an unfavorable revenue mix resulting from lower sales of higher margin transaction products, as well as higher expenses, which included higher compensation expense. In 2015, Intellectual Property & Science’s compensation expense included the unfavorable timing of the company’s annual salary increase, which occurred in the second quarter of 2015 compared to the third quarter of 2014. The declines in segment operating profit and related margin also reflected higher depreciation and amortization expense. Foreign exchange benefited EBITDA and segment operating profit margin by 90bp and 80bp, respectively, compared to the prior year.

2016 Outlook

We have decided to pursue the sale of our Intellectual Property & Science business as we are focusing on opportunities at the intersection of global commerce and regulation. We expect to present Intellectual Property & Science as a discontinued operation beginning in 2016 and we currently expect to close the transaction in the second half of 2016.

We believe that continued growth in global innovation led by research and development investment, intellectual property rights and increasing global collaboration will drive the need for solutions and services across Intellectual Property & Science’s businesses. Intellectual Property & Science faces intensifying competition from traditional competitors as well as from disruptive competitors offering new technology solutions and niche content and an increased number of free offerings. Intellectual Property & Science believes that the high quality of its content as well as improved usability and interoperability of its products will create opportunities for further penetration of its solutions into customers’ workflows.

Corporate & Other

	YEAR ENDED DECEMBER 31,
(millions of U.S. dollars)	2015	2014
Revenues – Reuters News	296	319

Reuters News	(18)	3
Core corporate expenses	(342)	(308)
Total	(360)	(305)

Revenues from our Reuters News business decreased due to unfavorable foreign currency.

In 2015, Reuters News results reflected higher expenses, which included investments associated with global initiatives, such as Reuters TV. The increase in core corporate expenses was primarily due to severance related costs from the consolidation of our technology operations and higher healthcare costs.

Review of Fourth Quarter Results

Consolidated Results

	THREE MONTHS ENDED DECEMBER 31,
			CHANGE
(millions of U.S. dollars, except per share amounts and margins)	2015	2014	TOTAL	CONSTANT CURRENCY
IFRS Financial Measures
Revenues	3,148	3,211	(2%)
Operating profit	503	1,339	(62%)
Diluted earnings per share	$0.53	$1.43	(63%)
Non-IFRS Financial Measures
Revenues from ongoing businesses	3,148	3,211	(2%)	2%
Adjusted EBITDA	895	794	13%	16%
Adjusted EBITDA margin	28.4%	24.7%	370bp	350bp
Adjusted EBITDA less capital expenditures	635	530	20%
Adjusted EBITDA less capital expenditures margin	20.2%	16.5%	370bp
Underlying operating profit	637	499	28%	32%
Underlying operating profit margin	20.2%	15.5%	470bp	480bp
Adjusted earnings per share	$0.65	$0.43	51%	63%

Foreign currency effects. With respect to the significant foreign currencies that we transact in, the U.S. dollar strengthened against the Euro, the British pound sterling, the Japanese yen and the Canadian dollar in 2015 compared to 2014. Given our currency mix of revenues and expenses around the world, these fluctuations had a negative impact on our consolidated revenues and our consolidated underlying operating profit margin, but had a slightly positive impact on our consolidated adjusted EBITDA margin. The revenues of each of our segments were negatively impacted by foreign currency movements. However, certain segments experienced benefits to their related margins, reflecting their specific currency profiles.

Revenues

	THREE MONTHS ENDED DECEMBER 31,		PERCENTAGE CHANGE:
(millions of U.S. dollars)	2015	2014	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Financial & Risk	1,527	1,597	-	-	-	(4%)	(4%)
Legal	867	872	2%	-	2%	(3%)	(1%)
Tax & Accounting	410	397	7%	-	7%	(4%)	3%
Intellectual Property & Science	274	269	3%	-	3%	(1%)	2%
Corporate & Other (includes Reuters News)	74	79	-	-	-	(6%)	(6%)
Eliminations	(4)	(3)	n/m	n/m	n/m	n/m	n/m
Revenues from ongoing businesses	3,148	3,211	2%	-	2%	(4%)	(2%)
Other Businesses	-	-	n/m	n/m	n/m	n/m	n/m
Revenues	3,148	3,211	n/m	n/m	n/m	n/m	(2%)

Revenues from ongoing businesses increased in the fourth quarter of 2015 on a constant currency basis as combined growth of 4% in our Legal, Tax & Accounting and Intellectual Property & Science segments was partially offset by the performance of our Financial & Risk segment, which was essentially unchanged.

Segment Results

Financial & Risk

Revenues on a constant currency basis were essentially unchanged as increases from positive net sales and an annual price increase were offset by price adjustments related to the migration of foreign exchange and buy-side customers onto new products on Financial & Risk’s unified platform, as well as a decline in recoveries revenues. Excluding the impact of the decline in recoveries revenue and the price adjustments from the legacy product migration, Financial & Risk’s revenues grew over 2%. Subscription revenues increased 2%, driven by the impact of positive net sales and a benefit from an annual price increase, partly offset by the commercial pricing adjustments. Transaction revenues decreased 1% reflecting lower foreign exchange volumes. Recoveries revenues decreased 14%.

Legal

Revenues on a constant currency basis increased (substantially all from existing businesses) driven by 4% growth in subscription revenues and 2% growth in transaction revenues, partly offset by a 6% decline in U.S. print. Excluding U.S. print, Legal’s revenues increased 3% from existing businesses. Revenues from the Solutions business increased 5% and U.S. online legal information increased 2%, which represented the fourth consecutive quarter of positive revenue growth for this business.

Tax & Accounting

Revenues on a constant currency basis increased (all from existing businesses) driven by 8% growth in recurring revenue and 4% growth in transaction revenue. Revenues from the Corporate business increased 14%, Professional business increased 7%, Knowledge Solutions business decreased 2% (partly due to timing) and Government business increased 19%.

Intellectual Property & Science

Revenues on a constant currency basis increased (all from existing businesses) driven by 1% growth in recurring revenues and 8% growth in transaction revenues. The increase in recurring revenues was driven by the MarkMonitor online brand protection solution and Web of Science subscriptions, partly offset by softness in Innovation and Asset Management revenues. Transaction revenues increased due to higher sales of Web of Science discrete products.

Segment operating profit, EBITDA and related margins

Financial & Risk

	THREE MONTHS ENDED DECEMBER 31,
(millions of U.S. dollars, except margins)	2015	2014	CHANGE
EBITDA	450	358	26%
EBITDA margin	29.5%	22.4%	710bp
Segment operating profit	318	193	65%
Segment operating profit margin	20.8%	12.1%	870bp

EBITDA, segment operating profit and the related margins increased primarily due to lower expenses from earlier efficiency initiatives, partly offset by the impact of unfavorable currency. The prior-year period included $70 million of charges, primarily severance, associated with our efficiency initiatives. Excluding the impacts of currency and the prior-year charges, EBITDA and segment operating profit increased 12% and 30%, respectively, and the related margins increased 320bp and 510bp, respectively, driven by the cost savings resulting from the efficiency initiatives. On a constant currency basis, Financial & Risk achieved its EBITDA margin target of 30% in the fourth quarter.

Legal

	THREE MONTHS ENDED DECEMBER 31,
(millions of U.S. dollars, except margins)	2015	2014	CHANGE
EBITDA	320	299	7%
EBITDA margin	36.9%	34.3%	260bp
Segment operating profit	256	228	12%
Segment operating profit margin	29.5%	26.1%	340bp

EBITDA, segment operating profit and the related margins increased primarily due to the impact of higher revenues, timing of investments, and lower expenses driven by Legal’s cost management efforts. Segment operating profit and the related margin also reflected lower depreciation and amortization expense. Foreign exchange benefited EBITDA and segment operating profit margins by 60bp and 40bp, respectively, compared to the prior-year period.

Tax & Accounting

	THREE MONTHS ENDED DECEMBER 31,
(millions of U.S. dollars, except margins)	2015	2014	CHANGE
EBITDA	161	132	22%
EBITDA margin	39.3%	33.2%	610bp
Segment operating profit	132	103	28%
Segment operating profit margin	32.2%	25.9%	630bp

EBITDA, segment operating profit and the related margins increased primarily due to the impact of higher revenues. Foreign exchange benefited EBITDA and segment operating profit margins by 170bp and 140bp, respectively, compared to the prior-year period.

Tax & Accounting is a seasonal business with a significant percentage of its operating profit historically generated in the fourth quarter. Small movements in the timing of revenues and expenses can impact quarterly margins. Full-year margins are more reflective of the segment’s performance.

Intellectual Property & Science

	THREE MONTHS ENDED DECEMBER 31,
(millions of U.S. dollars, except margins)	2015	2014	CHANGE
EBITDA	96	95	1%
EBITDA margin	35.0%	35.3%	(30)bp
Segment operating profit	72	72	-
Segment operating profit margin	26.3%	26.8%	(50)bp

EBITDA increased slightly and segment operating profit was essentially unchanged. The related margins decreased as the favorable margin impact of higher revenues was more than offset by higher expenses. Foreign exchange benefited EBITDA and segment operating profit margin by 100bp and 60bp, respectively, compared to the prior-year period.

Quarterly revenue growth for Intellectual Property & Science can be uneven due to the impact of large sales in the Government and Academia business. Small movements in the timing of revenues and expenses can impact quarterly margins. Full-year revenues and margins are more reflective of the segment’s performance.

Corporate & Other

	THREE MONTHS ENDED DECEMBER 31,
(millions of U.S. dollars)	2015	2014
Revenues – Reuters News	74	79

Reuters News	(12)	2
Core corporate expenses	(129)	(99)
Total	(141)	(97)

Revenues from our Reuters News business decreased due to unfavorable foreign currency.

Reuters News results reflected higher expenses, which included investments associated with global initiatives such as Reuters TV. The increase in core corporate expenses was primarily due to severance costs from the consolidation of our technology operations and higher healthcare costs.

Operating profit, underlying operating profit, adjusted EBITDA and adjusted EBITDA less capital expenditures

	THREE MONTHS ENDED DECEMBER 31,
			CHANGE
(millions of U.S. dollars, except margins)	2015	2014	TOTAL	CONSTANT CURRENCY
Operating profit	503	1,339	(62%)
Adjustments to remove:
Amortization of other identifiable intangible assets	141	159
Fair value adjustments	(5)	(38)
Other operating gains, net	(2)	(965)
Operating loss from Other Businesses	-	4
Underlying operating profit	637	499	28%	32%
Remove: depreciation and amortization of computer software (excluding Other Businesses)	258	295
Adjusted EBITDA(1)	895	794	13%	16%
Deduct: capital expenditures, less proceeds from disposals (excluding Other Businesses)	260	264
Adjusted EBITDA less capital expenditures(1)	635	530	20%
Underlying operating profit margin	20.2%	15.5%	470bp	480bp
Adjusted EBITDA margin	28.4%	24.7%	370bp	350bp
Adjusted EBITDA less capital expenditures margin	20.2%	16.5%	370bp

(1)	See Appendix B for a reconciliation of net earnings to adjusted EBITDA and adjusted EBITDA less capital expenditures.

Operating profit decreased in the fourth quarter of 2015 primarily due to a $931 million gain recorded in 2014 related to the release of accumulated foreign currency translation adjustments from shareholders’ equity. The gain was triggered by the loss of control of a subsidiary, which involved the settlement of an intercompany loan that was considered permanent.

Adjusted EBITDA, underlying operating profit and the related margins all increased, despite the unfavorable impact of foreign currency. On a constant currency basis, adjusted EBITDA and the related margin increased primarily due to higher revenues and lower operating expenses. The increase in underlying operating profit and the related margin also benefited from lower depreciation and amortization expense.

Adjusted EBITDA less capital expenditures and the related margin increased due to higher adjusted EBITDA and slightly lower capital expenditures.

Operating expenses

	THREE MONTHS ENDED DECEMBER 31,
(millions of U.S. dollars)	2015	2014	CHANGE
Operating expenses	2,248	2,383	(6%)
Adjustments to remove:
Fair value adjustments(1)	5	38
Other Businesses	-	(4)
Operating expenses, excluding fair value adjustments and Other Businesses	2,253	2,417	(7%)
(1)	Fair value adjustments primarily represent mark-to-market impacts on embedded derivatives within certain customer contracts due to fluctuations in foreign exchange rates and on certain share-based awards.

Operating expenses, excluding fair value adjustments and Other Businesses, decreased due to the significant impact of foreign currency, as well as lower expenses from efficiency initiatives, primarily in our Financial & Risk segment. Expenses in 2014 included $77 million of efficiency-related charges, which were primarily severance.

Depreciation and amortization

	THREE MONTHS ENDED DECEMBER 31,
(millions of U.S. dollars)	2015	2014	CHANGE
Depreciation	78	103	(24%)
Amortization of computer software	180	192	(6%)
Subtotal	258	295	(13%)
Amortization of other identifiable intangible assets	141	159	(11%)

●	Depreciation and amortization of computer software on a combined basis decreased due to the impact of foreign currency and the completion of depreciation and amortization of assets acquired in previous years, which more than offset higher expenses associated with capital spending on product development and infrastructure initiatives across our business.
●	Amortization of other identifiable intangible assets decreased due to the impact of foreign currency and the completion of amortization for certain identifiable intangible assets acquired in previous years.

Other operating gains, net

	THREE MONTHS ENDED DECEMBER 31,
(millions of U.S. dollars)	2015	2014
Other operating gains, net	2	965

In the fourth quarter of 2015, other operating gains, net, reflected a gain on sale of a Canadian wholly owned subsidiary to a company affiliated with our principal shareholder, Woodbridge, which was offset by costs associated with acquisitions and divestitures.

In the fourth quarter of 2014, other operating gains, net, included a $931 million gain related to the release of accumulated foreign currency translation adjustments from shareholders’ equity. The gain was triggered by the loss of control of a subsidiary, which involved the settlement of an intercompany loan that was considered permanent. Additionally, the fourth quarter of 2014 included a gain from the sale of a Canadian wholly owned subsidiary to a company affiliated with Woodbridge.

Additional information about the Woodbridge transactions is provided in the “Related Party Transactions” section of this management’s discussion and analysis.

Net interest expense

	THREE MONTHS ENDED DECEMBER 31,
(millions of U.S. dollars)	2015	2014	CHANGE
Net interest expense	102	113	(10%)

The decrease in net interest expense was primarily due to lower interest on our debt obligations reflecting the refinancing of certain debt obligations during 2014 and the repayment of notes in 2015. These decreases were partly offset by higher interest on commercial paper borrowings, and an increase in pension-related interest costs driven by a higher valuation of our net pension obligations. As substantially all of our long-term debt obligations paid interest at fixed rates (after swaps), the net interest expense on the balance of our debt was essentially unchanged. See the “Liquidity and Capital Resources – Cash Flow” section of this management’s discussion and analysis for additional information regarding our financing activities.

Other finance income (costs)

	THREE MONTHS ENDED DECEMBER 31,
(millions of U.S. dollars)	2015	2014
Other finance income (costs)	16	(60)

Other finance income (costs) primarily included gains or losses realized from changes in foreign currency exchange rates on certain intercompany funding arrangements and gains or losses related to foreign exchange contracts. Additionally, the 2014 period included losses of $47 million associated with the early redemption of debt securities (comprised of $35 million in debt premiums and $12 million related to the termination of the associated hedging instruments). See the “Liquidity and Capital Resources – Cash Flow” section of this management’s discussion and analysis for additional information regarding our financing activities.

Tax expense

	THREE MONTHS ENDED DECEMBER 31,
(millions of U.S. dollars)	2015	2014
Tax expense	3	9

The comparability of our tax expense was impacted by various transactions and accounting adjustments during each period. Additionally, the tax expense in each period reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. Because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full year, tax expense or benefit in interim periods is not necessarily indicative of tax expense for the full-year. Tax expense for the fourth quarter of 2015 and 2014 included the following:

TAX EXPENSE (BENEFIT)	THREE MONTHS ENDED DECEMBER 31,
(millions of U.S. dollars)	2015	2014
Tax items impacting comparability:
Corporate tax rates(1)	4	(7)
Other tax adjustments(2)	(4)	7
Subtotal	-	-
Tax related to:
Fair value adjustments	(3)	6
Other items	(1)	(4)
Subtotal	(4)	2
Total	(4)	2

(1)	Relates to the net changes of deferred tax liabilities due to changes in U.S. state apportionment factors and changes in corporate tax rates that were substantively enacted in certain jurisdictions.
(2)	Relates primarily to changes in the recognition of deferred tax assets in various jurisdictions due to earlier acquisitions, assumptions regarding future profitability, and adjustments for indefinite-lived assets and liabilities that are not expected to reverse.

The computation of our adjusted tax expense is set forth below:

TAX EXPENSE (BENEFIT)	THREE MONTHS ENDED DECEMBER 31,
(millions of U.S. dollars)	2015	2014
Tax expense	3	9
Remove: Items from above impacting comparability	4	(2)
Other adjustments:
Interim period effective tax rate normalization	(6)	-
Tax charge amortization(1)	21	21
Total tax expense on adjusted earnings	22	28
(1)	Relates to tax charges associated with the consolidation of the ownership and management of our technology and content assets which are amortized on a straight-line basis over seven years from the date of the transaction.

Net earnings and per share amounts

	THREE MONTHS ENDED DECEMBER 31,
(millions of U.S. dollars, except per share amounts)	2015	2014	CHANGE
Net earnings	417	1,157	(64%)
Diluted earnings per share	$0.53	$1.43	(63%)

Net earnings and the related per share amount decreased in 2015 primarily due to lower operating profit, partly offset by lower net financing costs.

Adjusted earnings and adjusted earnings per share

	THREE MONTHS ENDED DECEMBER 31,
			CHANGE
(millions of U.S. dollars, except per share amounts)	2015	2014	TOTAL	CONSTANT CURRENCY
Earnings attributable to common shareholders	408	1,147	(64%)
Adjustments to remove:
Operating loss from Other Businesses	-	4
Fair value adjustments	(5)	(38)
Other operating gains, net	(2)	(965)
Other finance (income) costs	(16)	60
Share of post-tax earnings in equity method investments	(3)	-
Tax on above items(1)	(4)	2
Tax items impacting comparability(1)	-	-
Amortization of other identifiable intangible assets	141	159
Interim period effective tax rate normalization(1)	6	-
Tax charge amortization(1)	(21)	(21)
Dividends declared on preference shares	-	(1)
Adjusted earnings	504	347	45%
Adjusted earnings per share (adjusted EPS)	$0.65	$0.43	51%	63%
Diluted weighted-average common shares (millions)	770.3	803.2
(1)	See the “Tax expense” section above for additional information.

Adjusted earnings and the related per share amount increased primarily due to higher underlying operating profit. Both adjusted earnings and adjusted EPS included a negative impact from foreign currency, which amounted to $0.05 on a per share basis. Additionally, adjusted EPS benefited from lower outstanding common shares due to share repurchases (see the “Liquidity and Capital Resources – Share Repurchases” section of this management’s discussion and analysis for additional information).

Cash flow

	THREE MONTHS ENDED DECEMBER 31,
(millions of U.S. dollars)	2015	2014	$ CHANGE
Net cash provided by operating activities	963	806	157
Net cash used in investing activities	(256)	(223)	(33)
Net cash used in financing activities	(485)	(1,223)	738
Increase (decrease) in cash and bank overdrafts	222	(640)	862
Translation adjustments	(5)	(8)	3
Cash and bank overdrafts at beginning of period	705	1,663	(958)
Cash and bank overdrafts at end of period	922	1,015	(93)
Cash and bank overdrafts at end of period comprised of:
Cash and cash equivalents	926	1,018	(92)
Bank overdrafts	(4)	(3)	(1)

Operating activities. Net cash provided by operating activities increased primarily due to lower tax payments, which was partly due to timing.

Investing activities. Net cash used in investing activities was slightly higher in the fourth quarter of 2015, and included a small acquisition in our Legal segment.

Financing activities. The decrease in net cash used in financing activities was primarily due to long-term debt activity in the fourth quarter of 2014, which included net repayments of $0.6 billion, and lower share repurchases in 2015. See the “Liquidity and Capital Resources – Cash Flow” section of this management’s discussion and analysis for additional information.

OTHER INFORMATION

2017 Adjusted Earnings Per Share Objective

At our 2014 Investor Day, we initially communicated an objective to achieve adjusted EPS of $2.80 in 2017. Since the time we communicated that objective, two factors have arisen that will impact our ability to achieve it. First, changes in foreign currency exchange rates over the last two years negatively impacted our adjusted EPS by $0.23. Future changes in foreign currency exchange rates may continue to impact our adjusted EPS. Second, our decision to sell our Intellectual Property & Science business will impact our adjusted EPS. In 2015, Intellectual Property & Science contributed approximately $0.27 to our adjusted EPS. As a result of our decision to sell the business, our adjusted EPS will be reduced by this amount, but the reduction should be eventually mitigated in part by offsetting, positive impacts from the disposal proceeds, e.g., from lower expected interest expense, as well as lower shares outstanding if we use part of the proceeds for additional buybacks. However, the exact amount of such offsets is unknown at this time as they will vary based on multiple factors, including the sale price, net after-tax proceeds, timing of the disposal and the precise allocation of the proceeds.

LIQUIDITY AND CAPITAL RESOURCES

Our disciplined capital strategy is aligned with our business strategy and remains focused on:

●	Driving revenue growth from our existing businesses, rather than from acquisitions;
●	Delivering consistent free cash flow growth;
●	Balancing cash generated between reinvestment in the business and returns to shareholders; and
●	Maintaining a strong balance sheet, solid credit ratings and ample financial flexibility to support the execution of our business strategy.

We are preparing to launch a process to sell our Intellectual Property & Science business and we currently expect to close the transaction in the second half of 2016. While the amount of proceeds from the sale are uncertain, we intend to use them for general corporate purposes, including investing in our core business, repaying debt and repurchasing shares of our common stock. We plan to utilize sale proceeds in a manner that will enable us to continue to maintain our net debt to EBITDA(1) leverage target of 2.5:1.

(1)	For purposes of this calculation, EBITDA is defined as adjusted EBITDA including the results of Other Businesses.

Some of our capital strategy highlights in 2015 were the following:

●	At December 31, 2015, our leverage ratio of net debt to EBITDA(1) was 2.3:1, which was below our 2.5:1 target. During the year, we repaid $0.6 billion of debt and issued $1.0 billion of commercial paper.
●	We returned $2.4 billion to shareholders in the form of dividends and share buybacks.
●	Our acquisition activity declined significantly as we focused more on growing our businesses internally rather than through acquisitions. In 2015, acquisition spending was $37 million compared to $167 million in 2014 and $1.241 billion in 2013.

(1)	For purposes of this calculation, EBITDA is defined as adjusted EBITDA including the results of Other Businesses.

Our principal sources of liquidity are cash on hand, cash provided by our operations, our $2.0 billion commercial paper programs and our $2.5 billion credit facility. From time to time, we also issue debt securities. Our principal uses of cash are for debt repayments, debt servicing costs, dividend payments, capital expenditures, share repurchases and acquisitions. We believe that our existing sources of liquidity will be sufficient to fund our expected 2016 cash requirements in the normal course of business.

We believe that our free cash flow performance over the past few years demonstrates the resiliency and stability of our business model. Additionally, we believe that our operational efforts to drive revenue and margin growth will continue to result in strong free cash flow generation.

Cash Flow

Summary of Consolidated Statement of Cash Flow

	YEAR ENDED DECEMBER 31,
(millions of U.S. dollars)	2015	2014	$ CHANGE
Net cash provided by operating activities	2,838	2,414	424
Net cash used in investing activities	(936)	(1,071)	135
Net cash used in financing activities	(1,971)	(1,618)	(353)
Decrease in cash and bank overdrafts	(69)	(275)	206
Translation adjustments	(24)	(22)	(2)
Cash and bank overdrafts at beginning of period	1,015	1,312	(297)
Cash and bank overdrafts at end of period	922	1,015	(93)
Cash and bank overdrafts at end of period comprised of:
Cash and cash equivalents	926	1,018	(92)
Bank overdrafts	(4)	(3)	(1)

Operating activities. Net cash provided by operating activities increased, largely due to favorable movements in working capital, which included lower severance payments associated with our earlier efficiency initiatives, as well as lower tax payments. Approximately $50 million of the increase in net cash provided by operating activities was due to timing relative to 2014.

Investing activities. The decrease in net cash used in investing activities was primarily due to reduced acquisition spending and the 2015 proceeds from the sale of our Lipper Services business, partly offset by higher capital expenditures. In 2014, our acquisition spending included Dominio Sistemas, a Brazilian provider of accounting and software solutions to accounting firms within our Tax & Accounting segment.

We spent approximately $1.0 billion on capital expenditures in 2015 compared to $968 million in 2014. In both years, we spent more than half of our capital expenditures on product development and the remainder on infrastructure. Product development initiatives included development of new products as well as extensions, upgrades and expansions of existing product offerings and platforms, including Thomson Reuters Eikon and Thomson Reuters Elektron in our Financial & Risk segment, Practical Law in our Legal segment, and ONESOURCE and Onvio in our Tax & Accounting segment. Our investments in infrastructure were primarily technology related and are essential to providing information solutions to our customers. Our technology expenditures also included spending on computer hardware for data center infrastructure and management information systems software.

Financing activities. In both periods, cash used in financing activities primarily included dividends paid to shareholders and share repurchases. We returned $2.4 billion and $2.1 billion to our shareholders through dividends and share repurchases in 2015 and 2014, respectively. These outflows were partly offset by inflows from net increases in our debt and commercial paper obligations. In 2015, net proceeds from issuances of commercial paper were $1.0 billion and debt principal repayments were $0.6 billion. In 2014, net proceeds from debt issuances were $1.5 billion, and debt principal repayments were $1.1 billion. Additionally, 2014 included a contribution from the non-controlling interests of Tradeweb of $120 million in exchange for additional shares. This contribution is reflected within “Other financing activities” in the consolidated statement of cash flow. Additional information about our debt, dividends and share repurchases is as follows:

●	Commercial paper programs. Our $2.0 billion commercial paper programs provide cost-effective and flexible short-term funding. We had commercial paper borrowings of $1.0 billion outstanding at December 31, 2015. Issuances of commercial paper reached a peak of $1.1 billion in 2015.

●	Credit facility. We have a $2.5 billion syndicated credit facility agreement which matures in May 2018. The facility may be utilized to provide liquidity for general corporate purposes (including support for our commercial paper programs). There were no borrowings under the credit facility in 2015.

We may request an increase, subject to approval by applicable lenders, in the lenders’ commitments up to a maximum amount of $3.0 billion.

Based on our current credit ratings, the cost of borrowing under the agreement is priced at LIBOR/EURIBOR plus 100 basis points. If our long-term debt rating were downgraded by Moody’s or Standard & Poor’s, our facility fee and borrowing costs may increase, although availability would be unaffected. Conversely, an upgrade in our ratings may reduce our facility fee and borrowing costs. We monitor the lenders that are party to our facility and believe they continue to be able to lend to us.

We guarantee borrowings by our subsidiaries under the credit facility. We must also maintain a ratio of net debt as of the last day of each fiscal quarter to EBITDA as defined in the credit agreement (earnings before interest, income taxes, depreciation and amortization and other modifications described in the credit agreement) for the last four quarters ended of not more than 4.5:1. We were in compliance with this covenant at December 31, 2015.

●	Debt shelf prospectus. We have a debt shelf prospectus under which we may issue up to $3.0 billion principal amount of debt securities from time to time through April 2016. As of December 31, 2015, we have issued $1.5 billion principal amount of debt securities under the prospectus. We are planning to file a new debt shelf prospectus in connection with the expiration of our existing debt shelf prospectus.

●	Long-term debt. The following table provides information regarding notes that we issued and repaid in 2015 and 2014:

MONTH/YEAR	TRANSACTION	PRINCIPAL AMOUNT (IN MILLIONS)
Notes issued

September 2014	1.65% Notes, due 2017	US$550
September 2014	3.85% Notes, due 2024	US$450
November 2014	3.309% Notes, due 2021	C$550(1)
Notes repaid
July 2015	5.70% Notes, due 2015	C$600
December 2014	5.20% Notes, due 2014	C$600
December 2014	6.00% Notes, due 2016	C$750

(1)	Converted to US$483 million principal amount at an interest rate of 3.28% after cross currency swap agreements that were designated as cash flow hedges.

In 2015, we repaid C$600 million ($593 million after swaps) of notes upon maturity, principally from cash on hand which included proceeds from earlier commercial paper issuances. In 2014, proceeds from debt issuances were used for general corporate purposes, including funding early redemptions of notes, the repayment of notes upon maturity and share repurchases. In 2014, we repaid C$600 million ($492 million after swaps) and C$750 million ($622 million after swaps) of notes.

●	Credit ratings. Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings. Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demand, increased competition, a further deterioration in general economic and business conditions and adverse publicity. Any downgrades in our credit ratings may impede our access to the debt markets or result in significantly higher borrowing rates.

The following table sets forth the credit ratings that we have received from rating agencies in respect of our outstanding securities as of the date of this management’s discussion and analysis:

	MOODY’S	STANDARD & POOR’S	DBRS LIMITED	FITCH
Long-term debt	Baa2	BBB+	BBB (high)	BBB+
Commercial paper	P-2	A-2	R-2 (high)	F2
Trend/Outlook	Stable	Stable	Stable	Stable

These credit ratings are not recommendations to purchase, hold, or sell securities and do not address the market price or suitability of a specific security for a particular investor. Credit ratings may not reflect the potential impact of all risks on the value of securities. We cannot assure you that our credit ratings will not be lowered in the future or that rating agencies will not issue adverse commentaries regarding our securities.

●	Dividends. Dividends paid on our common shares during the last two years were as follows:

	YEAR ENDED DECEMBER 31,
(millions of U.S. dollars)	2015	2014
Dividends declared	1,046	1,066
Dividends reinvested	(33)	(33)
Dividends paid	1,013	1,033

In 2015 and 2014, we paid an annualized dividend per common share of $1.34 and $1.32, respectively. Our annualized dividend rate for 2016 has been increased to $1.36 per common share. Refer to the “Subsequent Events” section of this management’s discussion and analysis for additional information.

Dividend reinvestment plan (DRIP). Registered holders of common shares may participate in our DRIP, under which cash dividends are automatically reinvested in new common shares. Common shares are valued at the weighted-average price at which the shares traded on the Toronto Stock Exchange (TSX) during the five trading days immediately preceding the record date for the dividend.

●	Share repurchases. We may buy back shares (and subsequently cancel them) from time to time as part of our capital strategy. Under our amended normal course issuer bid (NCIB), we may repurchase up to 39.2 million common shares between May 28, 2015 and May 27, 2016 in open market transactions on the Toronto Stock Exchange (TSX), the New York Stock Exchange (NYSE) and/or other exchanges and alternative trading systems, if eligible, or by such other means as may be permitted by the TSX and/or NYSE or under applicable law, including private agreement purchases if we receive issuer bid exemption orders from applicable securities regulatory authorities in Canada for such purchases. In 2015, we privately repurchased 10 million common shares at a discount to the then-prevailing market price (following our receipt of issuer bid exemption orders from the Ontario Securities Commission).

Details of share repurchases in 2015 and 2014 were as follows:

	YEAR ENDED DECEMBER 31,
	2015	2014
Share repurchases (millions of U.S. dollars)	1,417	1,023
Shares repurchased (millions)	35.9	28.3
Share repurchases – average price per share	$39.42	$36.17

In February 2016, we announced that we plan to repurchase up to an additional $1.5 billion of our shares, having completed our third $1.0 billion program announced in May 2015. In conjunction with the announcement, we received approval from the Toronto Stock Exchange to increase the number of shares that we may repurchase under our NCIB between May 28, 2015 and May 27, 2016 from 30 million shares to 39.2 million shares.

Decisions regarding any future repurchases, including the timing for completing the new $1.5 billion repurchase program, will be based on market conditions, share price, other factors including opportunities to invest capital for growth and the timing for the sale of our Intellectual Property & Science business. We may elect to suspend or discontinue our share repurchases at any time, in accordance with applicable laws. From time to time when we do not possess material nonpublic information about ourselves or our securities, we may enter into a pre-defined plan with our broker to allow for the repurchase of shares at times when we ordinarily would not be active in the market due to our own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with our broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended. We entered into such plans with our broker on December 31, 2015 and on December 31, 2014. As a result, we recorded a liability of $165 million in “Other financial liabilities” within current liabilities at December 31, 2015 ($115 million at December 31, 2014) with a corresponding amount recorded in equity in the consolidated statement of financial position in both periods.

Free cash flow and free cash flow from ongoing businesses

	YEAR ENDED DECEMBER 31,
(millions of U.S. dollars)	2015	2014
Net cash provided by operating activities	2,838	2,414
Capital expenditures, less proceeds from disposals	(1,003)	(968)
Other investing activities	21	50
Dividends paid on preference shares	(2)	(3)
Dividends paid to non-controlling interests	(53)	(48)
Free cash flow	1,801	1,445
Remove: Other Businesses	-	2
Free cash flow from ongoing businesses	1,801	1,447

Free cash flow and free cash flow from ongoing businesses increased primarily due to higher cash from operating activities, partly offset by higher capital expenditures.

Return on Invested Capital

We measure our return on invested capital, or ROIC, to assess, over the long term, our ability to create value for our shareholders. Our goal is to increase this return over the long term by using our capital to invest in areas with high returns and realizing operating efficiencies to further enhance our profitability. Historically, ROIC has been one of the metrics used to measure performance under our long-term management incentive program. We expect to increasingly leverage our existing assets and invest in our existing businesses to enhance our products and bring new solutions to our customers. Additionally, we plan to continue to pursue tactical acquisitions, on a selective basis, to broaden the range of offerings to customers, facilitate entry into higher growth market segments adjacent to existing segments of our business and expand our global presence. The execution of our business strategy is focused on and expected to drive revenue and margin growth from existing businesses, which we believe will lead to a higher ROIC.

In 2015, our ROIC increased to 6.7% from 5.8% in 2014 due to higher post-tax adjusted operating profit and a decrease in average invested capital. Refer to Appendix D for our calculation of ROIC.

Financial Position

Our total assets were $29.1 billion at December 31, 2015, a decrease of $1.5 billion from December 31, 2014. The decrease was primarily due to changes in foreign currency, depreciation of fixed assets, and amortization of computer software and other identifiable intangible assets. These decreases were partially offset by capital expenditures.

As at December 31, 2015, the carrying amounts of our total current liabilities exceeded the carrying amounts of our total current assets principally because current liabilities include deferred revenue, which arises from the sale of information and services delivered electronically on a subscription basis, for which many customers pay in advance. The cash received from these advance payments is used to currently fund the operating, investing and financing activities of our business. However, for accounting purposes, these advance payments must be deferred and recognized over the term of the subscription. As such, we typically reflect a negative working capital position in our consolidated statement of financial position. In the ordinary course of business, deferred revenue does not represent a cash obligation, but rather an obligation to perform services or deliver products. Therefore, we believe that our negative working capital position as at December 31, 2015 was not indicative of a liquidity issue, but rather an outcome of the required accounting for our business model.

Additionally, as of December 31, 2015, our current liabilities increased due to commercial paper borrowings. As previously stated in this “Liquidity and Capital Resources” section, we believe our existing sources of liquidity will be sufficient to fund our expected cash requirements in the normal course of business for the next 12 months.

Net Debt (1)

	DECEMBER 31,
(millions of U.S. dollars)	2015	2014
Current indebtedness	1,555	534
Long-term indebtedness	6,829	7,576
Total debt	8,384	8,110
Swaps	370	207
Total debt after swaps	8,754	8,317
Remove fair value adjustments for hedges(2)	26	6
Total debt after currency hedging arrangements	8,780	8,323
Remove transaction costs and discounts included in the carrying value of debt	67	78
Less: cash and cash equivalents(3)	(926)	(1,018)
Net debt	7,921	7,383

(1)	Net debt is a non-IFRS financial measure, which we define in Appendix A.

(2)	Represents the interest-related fair value component of hedging instruments that are removed to reflect net cash outflow upon maturity.

(3)	Includes cash and cash equivalents of $106 million and $105 million at December 31, 2015 and 2014, respectively, held in subsidiaries, which have regulatory restrictions, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and are therefore not available for general use by our company.

At December 31, 2015, our total debt position (after swaps) was $8.8 billion, which was comprised of $7.8 billion of term debt and $1.0 billion of short-term commercial paper. The maturity dates for our term debt are well balanced with no significant concentration in any one year. Our next scheduled term debt maturity occurs in May 2016. At December 31, 2015, the average maturity of our term debt was approximately eight years at an average interest rate (after swaps) of less than 5%.

The following table illustrates our expected term debt maturities.

($ MILLIONS) SCHEDULE OF TERM DEBT MATURITIES (AFTER SWAPS) AT DECEMBER 31, 2015

Financial Risk Management

Our operations are diverse and global in nature. Accordingly, we are exposed to a variety of financial risks, which include market risk (primarily currency risk and interest rate risk), credit risk and liquidity risk. Our risk management approach is to minimize the potential adverse effects from these risks on our financial performance. Financial risk management is carried out by our centralized corporate treasury group under strict guidelines and process controls. Our corporate treasury group identifies, evaluates and hedges financial risks. Relative to financial risks within the businesses, our corporate treasury group designs a risk management approach in close cooperation with each of our operating segments. The overall approach is under the oversight of our Chief Financial Officer. The section entitled “Financial Risk Management” in note 17 of our 2015 annual consolidated financial statements provides a detailed discussion of the material financial risks that we believe we are exposed to and our approach to mitigating the potential adverse effects on our financial performance.

Our global operations expose us to foreign exchange risk related to cash flows in currencies other than the U.S. dollar. As our operations outside the U.S. continue to expand, we expect this trend to continue. In particular, we have exposure to the Euro and British pound sterling. We mitigate this exposure by entering into exchange contracts to purchase or sell certain currencies in the future at fixed amounts. Because these instruments have not been designated as hedges for accounting purposes, changes in the fair value of these contracts are recognized through the consolidated income statement with no offsetting impact. These impacts are eliminated from our adjusted earnings measures.

However, the related cash settlements are included in cash from operating activities within our consolidated statement of cash flow, and therefore they are included in our free cash flow measure. The fair value of outstanding contracts at December 31, 2015 was a net asset of $5 million, which we reported within “Other financial assets”- current and “Other financial liabilities”- current in our consolidated statement of financial position. We may enter into additional derivative financial instruments in the future in order to mitigate our foreign exchange risk. Refer to note 17 of our 2015 annual consolidated financial statements for additional information.

We monitor the financial stability of the foreign countries in which we operate. To mitigate risk of loss, we monitor the creditworthiness of our customers and have policies and procedures for trade receivables collection and global cash management to ensure adequate liquidity is available to us.

Approximately 56% of our cash and cash equivalents at December 31, 2015 were held by subsidiaries outside the U.S. We have historically accessed such funds in a tax efficient manner to meet our liquidity requirements. We expect to continue to have access to such funds in a tax efficient manner.

We also monitor the financial strength of financial institutions with which we have banking and other commercial relationships, including those that hold our cash and cash equivalents, as well as those which are counterparties to derivative financial instruments and other arrangements.

The major foreign currencies our businesses transact in are the Euro, the British pound sterling, the Japanese yen and the Canadian dollar. Consistent with prior years, each of our Euro, yen and Canadian dollar revenues exceeded their respective operating expenses, while our British pound operating expenses exceeded our British pound revenues. In 2015, the U.S. dollar strengthened significantly against all of these currencies compared to 2014. The following table presents the impact that a 1% weakening in our key 2015 average foreign exchange rates against the U.S. dollar had on our 2015 revenues and underlying operating profit:

1% DETERIORATION IN FOREIGN CURRENCY VS. U.S. DOLLAR (DECREASE)/INCREASE)
(millions of U.S. dollars)	Euro	British pound	Japanese yen	Canadian dollar
Revenues from ongoing businesses	(12)	(11)	(3)	(3)
Underlying operating profit	(7)	1	(2)	(1)

Off-Balance Sheet Arrangements, Commitments and Contractual Obligations

The following table summarizes our debt and off-balance sheet contractual obligations:

(millions of U.S. dollars)	2016	2017	2018	2019	2020	THEREAFTER	TOTAL
Long-term debt(1)	500	1,100	1,000	869	557	3,411	7,437
Interest payable(1)	299	289	254	206	175	1,857	3,080
Debt-related hedges outflows(2)	58	58	58	528	768	497	1,967
Debt-related hedges inflows(2)	(49)	(49)	(49)	(411)	(589)	(424)	(1,571)
Commercial paper	1,037	-	-	-	-	-	1,037
Operating lease payments	251	224	177	162	123	257	1,194
Unconditional purchase obligations	473	370	253	158	42	10	1,306
Defined benefit obligations(3)	90	-	-	-	-	-	90
Total	2,659	1,992	1,693	1,512	1,076	5,608	14,540

(1)	Represents our contractual principal and interest payments. Future cash flows have been calculated using forward foreign exchange rates.

(2)	Future cash flows have been calculated using forward foreign exchange rates.

(3)	Represents expected contributions to fund our material defined benefit obligations consisting of funded pension plans and expected claims under unfunded pension plans and retiree medical plans. These amounts do not include voluntary contributions that we may elect to make from time to time to our funded plans. We cannot reasonably estimate contributions beyond 2016 because they depend on future economic conditions and plan performance, and may be affected by future government legislation.

We provide further information about our obligations below:

●	Operating leases – We enter into operating leases in the ordinary course of business, primarily for real property and equipment. Lease payments represent scheduled, contractual obligations as per each agreement. With certain leases, we guarantee the restoration of the leased property to a specified condition after completion of the lease period. The liability associated with these restorations is recorded within “Provisions and other non-current liabilities” in our consolidated statement of financial position.
●	Subsidiary guarantees – For certain real property leases, banking arrangements and commercial contracts, we guarantee the obligations of some of our subsidiaries. We also guarantee borrowings by our subsidiaries under our credit agreement.

●	Unconditional purchase obligations – We have various obligations for materials, supplies, outsourcing and other services contracted in the ordinary course of business. In the table above, certain commitments have been estimated over the contractual period.
●	Defined benefit obligations – We sponsor defined benefit plans that provide pension and other post-employment benefits to covered employees. As of December 31, 2015, the fair value of plan assets for our material funded pension plans was 91% of the plan obligations. In 2015, we contributed $89 million (2014 – $96 million) to our material defined benefit plans. In 2016, we expect to contribute approximately $90 million to our material defined benefit plans, including $60 million in accordance with the normal funding policy of funded plans and $30 million for claims expected to arise under unfunded and retiree medical plans.

From time to time, we may elect to make voluntary contributions in order to improve the funded status of the plans. For certain plans, the trustees have the right to call for special valuations, which could subsequently result in our company having to make an unexpected contribution. Market-related factors may also affect the timing and amount of contributions. The amount and timing of any future required contributions to pension plans could differ significantly from our estimates at December 31, 2015.

●	Acquisition and disposition contingencies – We have obligations to pay additional consideration for prior acquisitions, based upon performance measures contractually agreed at the time of purchase. In certain disposition agreements, we guarantee indemnification obligations of our subsidiary that sold the business or assets. We believe that based upon current facts and circumstances, additional payments in connection with these transactions would not have a material impact on our consolidated financial statements.

Other than as described above, we do not engage in off-balance sheet financing arrangements. In particular, we do not have any interests in unconsolidated special-purpose or structured finance entities.

Contingencies

Lawsuits and Legal Claims

We are engaged in various legal proceedings, claims, audits and investigations that have arisen in the ordinary course of business. These matters include, but are not limited to, antitrust/competition claims, intellectual property infringement claims, employment matters and commercial matters. The outcome of all of the matters against us is subject to future resolution, including the uncertainties of litigation. Based on information currently known to us and after consultation with outside legal counsel, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on our financial condition taken as a whole.

Uncertain Tax Positions

We are subject to taxation in numerous jurisdictions and we are routinely under audit by many different taxing authorities in the ordinary course of business. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain, as taxing authorities may challenge some of our positions and propose adjustments or changes to our tax filings. As a result, we maintain provisions for uncertain tax positions that we believe appropriately reflect our risk. These provisions are made using our best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. We review the adequacy of these provisions at the end of each reporting period and adjust them based on changing facts and circumstances. Due to the uncertainty associated with tax audits, it is possible that at some future date, liabilities resulting from such audits or related litigation could vary significantly from our provisions. However, based on currently enacted legislation, information currently known to us and after consultation with outside tax advisors, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on our financial condition taken as a whole.

For additional information, please see the “Risk Factors” section of this annual report, which contains further information on risks related to tax matters.

OUTLOOK

The information in this section is forward-looking and should be read in conjunction with the section below entitled “Cautionary Note Concerning Factors That May Affect Future Results”.

The following table summarizes our 2016 outlook. Consistent with prior years, our guidance is provided before currency. Our outlook:

●	Assumes constant currency rates relative to 2015;
●	Excludes the Intellectual Property & Science business, except for free cash flow. The Intellectual Property & Science business is expected to be classified as a discontinued operation in 2016; and
●	Assumes no further acquisitions or divestitures.

NON-IFRS FINANCIAL MEASURES(1)	2015 ACTUAL(2)	2016 OUTLOOK
Total Revenues from ongoing businesses	$11.3 billion	Low single digit growth
Excluding Financial & Risk’s recoveries revenues(3)		Between 2% and 3%
Adjusted EBITDA margin	27.3%	Between 27.3% and 28.3%
Underlying operating profit margin	18.1%	Between 18.4% and 19.4%
Free cash flow	$1.801 billion	Between $1.7 and $1.9 billion
(1)	Refer to Appendix A for additional information on non-IFRS financial measures.
(2)	Excludes Intellectual Property & Science business, except for free cash flow. Refer to Appendix C.
(3)	Recoveries are low margin revenues, which are expected to decline as third party information providers move to direct billing with their customers.

The following table sets forth our current 2016 financial outlook, the material assumptions related to our financial outlook and the material risks that may cause actual performance to differ materially from our current expectations.

REVENUES TO GROW LOW SINGLE DIGITS REVENUES, EXCLUDING FINANCIAL & RISK’S RECOVERIES REVENUES, TO GROW 2% TO 3%
Material assumptions	Material risks

●    Gross domestic product (GDP) growth in most of the countries where we operate

●    Continued increase in the number of professionals around the world and their demand for high quality information and workflow solutions

●    The successful execution of sales initiatives, ongoing product release programs and our globalization strategy

●    The sale of our Intellectual Property & Science business in the second half of 2016

●    Uneven economic growth, recession or volatile currency movements across the markets we serve may result in reduced spending levels by our customers

●    Demand for our products and services could be reduced by changes in customer buying patterns, competitive pressures or our inability to execute on key product or customer support initiatives

●    Implementation of regulatory reform around the world, including financial services laws, may limit business opportunities for our customers, lowering their demand for our products and services

●    Pressure on our customers, in developed markets in particular, may constrain the number of professionals employed due to regulatory and economic uncertainty

●    Competitive pricing actions could impact our revenues

●    Price adjustments related to the migration of remaining Financial & Risk customers onto new products on its unified platform could be more severe or last longer than expected

●    Global market conditions could depress transaction volumes in our Financial & Risk business

●    We may be unable to sell all or parts of our Intellectual Property & Science business or it may take longer than we expect

ADJUSTED EBITDA MARGIN EXPECTED TO BE BETWEEN 27.3% AND 28.3%
Material assumptions	Material risks

●    Revenues, excluding Financial & Risk’s recoveries revenues, expected to grow 2% to 3%

●    Business mix continues to shift to higher-growth, but lower margin offerings

●    Execution of transformation and efficiency initiatives

●    Continue to invest in growth markets and customer service

●    The sale of our Intellectual Property & Science business in the second half of 2016 and the elimination of shared costs in line with our estimates

●    Refer to the risks above related to the revenue outlook

●    Revenues from higher margin businesses may be lower than expected; conversely, revenues from low-margin businesses (including recoveries) could be higher than expected

●    The costs of required investments, including those in growth markets, exceed expectations or actual returns are below expectations

●    Acquisition and disposal activity may dilute margins

●    Efficiency initiatives may cost more than expected, be delayed or may not produce the expected level of savings

●    We are unable to sell all or parts of our Intellectual Property & Science business or it may take longer than we expect; our estimates regarding the elimination of shared costs may be inaccurate

UNDERLYING OPERATING PROFIT MARGIN EXPECTED TO BE BETWEEN 18.4% AND 19.4%
Material assumptions	Material risks

●    Adjusted EBITDA margin expected to be between 27.3% and 28.3%

●     Depreciation and software amortization expense expected to be approximately 9% of revenues

●    Capital expenditures expected to be approximately 8% of revenues

●    The sale of our Intellectual Property & Science business in the second half of 2016

●    Refer to the risks above related to adjusted EBITDA margin outlook

●    Capital expenditures may be higher than currently expected, resulting in higher in-period depreciation and amortization

●     Obsolescence of technology may require accelerated amortization or impairment of certain assets

●    We are unable to sell all or parts of our Intellectual Property & Science business or it may take longer than we expect; our estimates regarding the elimination of shared costs may be inaccurate

FREE CASH FLOW IS EXPECTED TO BE BETWEEN $1.7 BILLION AND $1.9 BILLION
Material assumptions	Material risks

●    Revenues, excluding Financial & Risk’s recoveries revenues, expected to grow 2% to 3%

●    Adjusted EBITDA margin expected to be between 27.3% and 28.3%

●    Capital expenditures expected to be approximately 8% of revenues

●    The sale of our Intellectual Property & Science business in the second half of 2016 and our estimates regarding cash flows to be eliminated

●    Refer to the risks above related to the revenue outlook and adjusted EBITDA margin outlook

●    A weaker macroeconomic environment could negatively impact working capital performance

●    Capital expenditures may be higher than currently expected resulting in higher cash outflows

●    The timing and amount of tax payments to governments may differ from our expectations

●    We are unable to sell all or parts of our Intellectual Property & Science business or it may take longer than we expect; our estimates regarding cash flows to be eliminated may be inaccurate

Additionally, in 2016, we expect interest expense to be between $420 million and $460 million. We expect our 2016 effective tax rate (as a percentage of post-amortization adjusted earnings) to be between 10% and 13%, assuming no material changes in current tax laws or treaties to which we are subject.

RELATED PARTY TRANSACTIONS

As of March 3, 2016, Woodbridge beneficially owned approximately 59.6% of our shares.

Transactions with Woodbridge

From time to time, in the normal course of business, we enter into transactions with Woodbridge and certain of its affiliates. These transactions involve providing and receiving product and service offerings and are not significant to our results of operations or financial condition either individually or in the aggregate.

In December 2015, we sold a Canadian wholly owned subsidiary to a company affiliated with Woodbridge for $12 million. In December 2014, we completed a similar transaction for $36 million. The subsidiaries’ assets consisted of accumulated losses that management did not expect to utilize against future taxable income prior to their expiry. As such, no tax benefit for the losses had been recognized in our consolidated financial statements. Under Canadian law, certain losses may only be transferred to related companies, such as those affiliated with Woodbridge. We recorded a gain of $12 million and $36 million in 2015 and 2014, respectively, within “Other operating gains, net” within the consolidated income statement. For each of these transactions, our board of directors’ Corporate Governance Committee obtained an independent fairness opinion. We utilized each independent fairness opinion to determine that the negotiated price between us and the purchaser was reasonable. After receiving recommendations of the Corporate Governance Committee, the board of directors approved these transactions. Directors who were not considered independent because of their positions with Woodbridge refrained from deliberating and voting on the matters at both the committee and board meetings.

Transactions with Associates and Joint Ventures

From time to time, we enter into transactions with our investments in associates and joint ventures. These transactions typically involve providing or receiving services and are entered into in the normal course of business.

In connection with the 2008 acquisition of Reuters, we assumed a lease agreement with 3XSQ Associates, an entity owned by a subsidiary of Thomson Reuters and Rudin Times Square Associates LLC that was formed to build and operate the 3 Times Square property and building in New York, New York. We follow the equity method of accounting for our investment in 3XSQ Associates. The lease provides us with approximately 690,000 square feet of office space until 2021 and includes provisions to terminate portions early and various renewal options. In both 2015 and 2014, our costs under this lease arrangement for rent, taxes and other expenses were $39 million. At December 31, 2015 and 2014, the amounts payable to 3XSQ Associates were negligible.

SUBSEQUENT EVENTS

Divestitures

In February 2016, we announced that we are preparing to launch a process to sell our Intellectual Property & Science business and we currently expect to close the transaction in the second half of 2016. Beginning in 2016, Intellectual Property & Science is expected to be reported as a discontinued operation.

2016 Dividends

In February 2016, our board of directors approved a $0.02 per share increase in the annualized dividend to $1.36 per common share. A quarterly dividend of $0.34 per share will be paid on March 15, 2016 to shareholders of record as of February 23, 2016.

Share Repurchases

From January 1, 2016 through March 3, 2016, we repurchased 6.7 million ($242 million) of our common shares, primarily under the share buyback program announced in May 2015 which we recently completed.

Additionally, in February 2016, we announced plans to repurchase up to an additional $1.5 billion of our common shares. The timing for completing this new buyback program will depend upon market conditions, share price, and other factors including opportunities to invest capital for growth and the timing of our Intellectual Property & Science divestiture.

Transactions with Woodbridge

In January 2016, we sold a Canadian wholly owned subsidiary to a company affiliated with Woodbridge for $16 million. Consistent with prior transactions, these proceeds will be recorded as “Other operating gains, net” within the consolidated income statement in the first quarter of 2016.

CHANGES IN ACCOUNTING POLICIES

Certain pronouncements issued by the IASB were effective on January 1, 2015. Many of these updates are not applicable or consequential to the company and have been excluded from the discussion below.

The following amendment was adopted on January 1, 2015 and did not have a material impact on the consolidated financial statements at December 31, 2015 and 2014 or for the years then ended.

IAS 19	Employee Benefits	IAS 19 amendment, Defined Benefit Plans: Employee Contributions, clarifies the accounting for contributions from employees. Employee contributions, which are often a fixed percentage of salary, may be recognized as a reduction in the service cost component of pension expense in the same period the employee provides services. However, if the employee contribution rate varies based on years of service, the reduction in expense must be allocated over future service periods, mirroring the service cost recognition pattern.

Recent Accounting Pronouncements

Certain pronouncements were issued by the IASB that are effective for accounting periods beginning on or after January 1, 2016. Many of these updates are not applicable or consequential to the company and have been excluded from the discussion below.

Pronouncements effective for annual periods beginning January 1, 2018:

IFRS 15	Revenue from Contracts with Customers	IFRS 15 is the culmination of a joint project between the IASB and the Financial Accounting Standards Board, the accounting standard setter in the U.S., to create a single revenue standard. The core principle of IFRS 15 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new standard moves away from a revenue recognition model based on an earnings process to an approach that is based on transfer of control of a good or service to a customer. Additionally, the new standard requires disclosures as to the nature, amount, timing and uncertainty of revenues and cash flows arising from contracts with customers. IFRS 15 shall be applied retrospectively to each period presented or retrospectively as a cumulative-effect adjustment as of the date of adoption. We are assessing the impact of the new standard on our consolidated financial statements.
IFRS 9	Financial Instruments	IFRS 9 replaces IAS 39 – Financial Instruments: Recognition and Measurement. The new standard addresses classification and measurement, impairment and hedge accounting.

Classification and measurement

The new standard requires the classification of financial assets based on business model and cash flow characteristics measured at either (a) amortized cost; (b) fair value through profit or loss; or (c) fair value through other comprehensive income. For financial liabilities, the standard retains most of the IAS 39 requirements, but where the fair value option is taken, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement.

Impairment

Under the forward looking impairment model, expected credit losses are recognized as soon as a financial asset is originated or purchased, rather than waiting for a trigger event to record a loss.

Hedge accounting

The new standard more closely aligns hedge accounting with an entity’s risk management activities. Specifically, the new standard (a) no longer requires the use of a specific quantitative threshold to determine if the hedging relationship is highly effective in order to qualify for hedge accounting; (b) removes restrictions that prevented some economically rational hedging strategies from qualifying for hedge accounting; and (c) allows purchased options, forwards and non-derivative financial instruments to be hedging instruments in applicable circumstances.

IFRS 9 shall be applied retrospectively to each period presented, subject to the various transition provisions within IFRS 9. We are assessing the impact of the new standard on our consolidated financial statements.

Pronouncement effective for annual periods beginning January 1, 2019:

IFRS 16	Leases	IFRS 16 introduces a single accounting model for leases. The standard requires a lessee to recognize assets and liabilities on the statement of financial position for leases having a term of more than 12 months. We will begin to assess the impact of the new standard in 2016.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements requires management to make estimates and judgments about the future. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Refer to Appendix E of this management’s discussion and analysis for additional information on our critical accounting estimates and judgments.

ADDITIONAL INFORMATION

Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in applicable U.S. and Canadian securities law) as of the end of the period covered by this management’s discussion and analysis, have concluded that our disclosure controls and procedures were effective to ensure that all information that we are required to disclose in reports that we file or furnish under the U.S. Securities Exchange Act and applicable Canadian securities law is (i) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and Canadian securities regulatory authorities and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Except as described below, there was no change in our internal control over financial reporting during 2015 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

We are engaged in the following long-term efficiency initiatives which impact our financial reporting:

●	We are implementing order-to-cash (OTC) applications and related workflow processes in phases over multiple years. Key elements of the OTC solutions are order management, billing, cash management and collections functionality. We expect to reduce the number of applications and to streamline processes across our organization through this initiative.
●	We are automating manual processes and updating workflows associated with intercompany revenue and cost allocation.

As we are implementing these initiatives in phases over an extended period, the nature and extent of activity will vary by quarter. In certain quarters, we may have limited or no activity. As these initiatives could result in material changes to our internal controls over financial reporting depending on the nature and volume of work completed, we will modify the design and documentation of the related internal control processes and procedures, as necessary.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2015, and based on that assessment determined that our internal control over financial reporting was effective. Refer to our 2015 annual consolidated financial statements for our management’s report on internal control over financial reporting.

Share Capital

As of March 3, 2016, we had outstanding 757,914,096 common shares, 6,000,000 Series II preference shares, 11,388,523 stock options and a total of 8,850,377 time-based restricted share units and performance restricted share units. We have also issued a Thomson Reuters Founders Share which enables Thomson Reuters Founders Share Company to exercise extraordinary voting power to safeguard the Thomson Reuters Trust Principles.

Public Securities Filings and Regulatory Announcements

You may access other information about our company, including our 2015 annual report (which contains information required in an annual information form) and our other disclosure documents, reports, statements or other information that we file with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and in the United States with the SEC at www.sec.gov.

Cautionary Note Concerning Factors That May Affect Future Results

Certain statements in this management’s discussion and analysis are forward-looking, including, but not limited to, statements about our 2016 expectations in the “Overview” and “Outlook” sections, our discussion of outlook in the “Results of Operations” section, and statements regarding timing and the use of proceeds from a sale of our Intellectual Property & Science business, share repurchases, 2016 acquisition activity and 2016 opportunities and challenges for our business segments (notably, statements regarding Financial & Risk’s desktop revenues and commercial pricing adjustments). The words “expect”, “target” and “will” and similar expressions identify forward-looking statements. These forward-looking statements are based on certain assumptions and reflect our company’s current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Certain factors that could cause actual results or events to differ materially from current expectations are discussed in the “Outlook” section above. Additional factors are discussed in the “Risk Factors” section of this annual report and in materials that we from time to time file with, or furnish to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. There is no assurance that any forward-looking statement will materialize. Our outlook is provided for the purpose of providing information about current expectations for 2016. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements, which reflect our expectations only as of the date of this management’s discussion and analysis. Except as may be required by applicable law, we disclaim any obligation to update or revise any forward-looking statements.

APPENDIX A

Non-IFRS Financial Measures

We use non-IFRS financial measures as supplemental indicators of our operating performance and financial position. Additionally, we use non-IFRS measures as performance metrics as the basis for management incentive programs. These measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies. The following table sets forth our non-IFRS financial measures, including an explanation of why we believe they are useful measures of our performance. Reconciliations for the most directly comparable IFRS measure are reflected in our management’s discussion and analysis.

HOW WE DEFINE IT	WHY WE USE IT AND WHY IT IS USEFUL TO INVESTORS	MOST DIRECTLY COMPARABLE IFRS MEASURE/ RECONCILIATION
Revenues from ongoing businesses
Revenues from reportable segments and Corporate & Other (which includes the Reuters News business), less eliminations.	Provides a measure of our ability to grow our ongoing businesses over the long term.	Revenues
Revenue changes at constant currency

Revenues applying the same foreign currency exchange rates for the current and equivalent prior period. To calculate the foreign currency impact between periods, we convert the current and equivalent prior period’s local currency revenues using the same foreign currency exchange rate.

Provides a measure of underlying business trends, without distortion from the effect of foreign currency movements during the period.

Our reporting currency is the U.S. dollar. However, we conduct a significant amount of our activities in currencies other than the U.S. dollar. We manage our operating segments on a constant currency basis, and we manage currency exchange risk at the corporate level.

Revenues
Underlying operating profit and the related margin
Operating profit from reportable segments and Corporate & Other. The related margin is expressed as a percentage of revenues from ongoing businesses.	Provides a basis to evaluate operating profitability and performance trends, excluding the impact of items which distort the performance of our operations.	Operating profit
Adjusted EBITDA and the related margin
Underlying operating profit excluding the related depreciation and amortization of computer software. The related margin is expressed as a percentage of revenues from ongoing businesses.	Provides a measure commonly reported and widely used by investors as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric.	Earnings (loss) from continuing operations(1)
Adjusted EBITDA less capital expenditures and the related margin
Adjusted EBITDA less capital expenditures, less proceeds from disposals (excluding Other Businesses). The related margin is expressed as a percentage of revenues from ongoing businesses.

Provides a basis for evaluating the operating profitability and capital intensity of a business in a single measure. This measure captures investments regardless of whether they are expensed or capitalized.

Earnings (loss) from continuing operations(1)

(1)	Net earnings when there are no earnings from discontinued operations.

HOW WE DEFINE IT	WHY WE USE IT AND WHY IT IS USEFUL TO INVESTORS	MOST DIRECTLY COMPARABLE IFRS MEASURE/ RECONCILIATION
Adjusted earnings and adjusted earnings per share

Earnings (loss) attributable to common shareholders and per share:

●      excluding the pre-tax impacts of amortization of other identifiable intangible assets; and

●      the post-tax impacts of fair value adjustments, other operating gains and losses, certain impairment charges, the results of Other Businesses, other net finance costs or income, our share of post-tax earnings or losses in equity method investments, discontinued operations and other items affecting comparability.

●     We also deduct dividends declared on preference shares; and

amortization of the tax charges associated with the consolidation of ownership and management of technology and content assets. For the non-IFRS measure, the majority of the charges are amortized over seven years, the period over which the tax is expected to be paid.

Adjusted earnings per share is calculated using diluted weighted-average shares.

Provides a more comparable basis to analyze earnings and is also a measure commonly used by shareholders to measure our performance.

We believe this treatment more accurately reflects our tax position because the tax liability is associated with ongoing tax implications from the consolidation of these assets.

Earnings (loss) attributable to common shareholders and earnings (loss) per share attributable to common shareholders

In interim periods, we also adjust our reported earnings and earnings per share to reflect a normalized effective tax rate. Specifically, the normalized effective rate is computed as the estimated full-year effective tax rate applied to adjusted pre-tax earnings of the interim period. The reported effective tax rate is based on separate annual effective income tax rates for each taxing jurisdiction that are applied to each interim period’s pre-tax income.

Because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full-year, our effective tax rate computed in accordance with IFRS may be more volatile by quarter. Therefore, we believe that using the expected full-year effective tax rate provides more comparability among interim periods. The adjustment to normalize the effective tax rate reallocates estimated full-year income taxes between interim periods, but has no effect on full year tax expense or on cash taxes paid.

HOW WE DEFINE IT	WHY WE USE IT AND WHY IT IS USEFUL TO INVESTORS	MOST DIRECTLY COMPARABLE IFRS MEASURE/ RECONCILIATION
Net debt

Total indebtedness, including the associated fair value of hedging instruments, but excluding the associated unamortized transaction costs and premiums or discounts and the interest-related fair value component of hedging instruments, less cash and cash equivalents.

Provides a commonly used measure of a company’s leverage.

Given that we hedge some of our debt to reduce risk, we include hedging instruments as we believe it provides a better measure of the total obligation associated with our outstanding debt. However, because we intend to hold our debt and related hedges to maturity, we do not consider the interest components of the associated fair value of hedges in our measurements. We reduce gross indebtedness by cash and cash equivalents.

Total debt (current indebtedness plus long- term indebtedness)
Free cash flow
Net cash provided by operating activities, and other investing activities, less capital expenditures, dividends paid on our preference shares, and dividends paid to non-controlling interests.	Helps assess our ability, over the long term, to create value for our shareholders as it represents cash available to repay debt, pay common dividends and fund share repurchases and new acquisitions.	Net cash provided by operating activities
Free cash flow from ongoing businesses
Free cash flow excluding certain businesses that have been exited through sale or closure, which we refer to as “Other Businesses”.	Provides a supplemental measure of our ability, over the long term, to create value for our shareholders because it represents free cash flow generated by our operations excluding businesses that have been or are expected to be exited through sale or closure.	Net cash provided by operating activities
Return on invested capital (ROIC)
Adjusted operating profit after net taxes paid expressed as a percentage of the average adjusted invested capital during the period.	Provides a measure of how efficiently we allocate resources to profitable activities and is indicative of our ability to create value for our shareholders.	IFRS does not require a measure comparable to ROIC. Refer to our calculation of ROIC in Appendix D for a reconciliation of the components in the calculation to the most directly comparable IFRS measure.

Non-IFRS financial measures, excluding the effects of foreign currency

Given the increased volatility recently experienced in the foreign exchange markets, foreign currency has had a significant impact on our results in 2015. We believe analysis of our results excluding the effects of foreign currency improves comparability, and provides greater visibility to underlying business performance and trends. Accordingly, we have supplemented our analysis in this management’s discussion and analysis with the following non-IFRS measures:

HOW WE DEFINE IT	WHY WE USE IT AND WHY IT IS USEFUL TO INVESTORS	MOST DIRECTLY COMPARABLE IFRS MEASURE/ RECONCILIATION
Changes in underlying operating profit and the related margin at constant currency

Underlying operating profit and underlying operating profit margin applying the same foreign currency exchange rates for the current and equivalent prior period. To calculate the foreign currency impact between periods, we convert the current and equivalent prior period’s local currency underlying operating profit using the same foreign currency exchange rate.

	Provides a measure of underlying business trends, without distortion from the effect of foreign currency movements during the period.	Operating profit
Changes in adjusted EBITDA and the related margin at constant currency

Adjusted EBITDA and adjusted EBITDA margin applying the same foreign currency exchange rates for the current and equivalent prior period. To calculate the foreign currency impact between periods, we convert the current and equivalent prior period’s local currency adjusted EBITDA using the same foreign currency exchange rate.

	Provides a measure of underlying business trends, without distortion from the effect of foreign currency movements during the period.	Earnings (loss) from continuing operations(1)
Changes in adjusted earnings per share (adjusted EPS) at constant currency

Adjusted EPS applying the same foreign currency exchange rates for the current and equivalent prior period. To calculate the foreign currency impact between periods, we convert the current and equivalent prior period’s local currency adjusted EPS using the same foreign currency exchange rate.

	Provides a more comparable basis to analyze earnings, without distortion from the effect of foreign currency movements during the period.	Earnings (loss) per share attributable to common shareholders

(1)	Net earnings when there are no earnings from discontinued operations.

APPENDIX B

This appendix provides reconciliations that are not presented elsewhere in this management’s discussion and analysis for certain non-IFRS measures to the most directly comparable IFRS measure.

Reconciliation of Net Earnings to Adjusted EBITDA and Adjusted EBITDA Less Capital Expenditures

	THREE MONTHS ENDED DECEMBER 31,			YEAR ENDED DECEMBER 31,
(millions of U.S. dollars, except margins)	2015	2014	Change	2015	2014	Change
Net earnings	417	1,157	(64%)	1,311	1,959	(33%)
Adjustments to remove:
Tax expense	3	9		56	62
Other finance (income) costs	(16)	60		(39)	85
Net interest expense	102	113		416	442
Amortization of other identifiable intangible assets	141	159		581	647
Amortization of computer software	180	192		752	778
Depreciation	78	103		347	397

EBITDA	905	1,793		3,424	4,370
Adjustments to remove:
Share of post-tax earnings in equity method investments	(3)	-		(10)	(3)
Other operating gains, net	(2)	(965)		(15)	(969)
Fair value adjustments	(5)	(38)		(7)	(91)
EBITDA from Other Businesses	-	4		-	6

Adjusted EBITDA	895	794	13%	3,392	3,313	2%

Deduct: capital expenditures, less proceeds from disposals (excluding Other Businesses)	260	264		1,003	968

Adjusted EBITDA less capital expenditures	635	530	20%	2,389	2,345	2%

Adjusted EBITDA margin	28.4%	24.7%	370bp	27.8%	26.3%	150bp

Adjusted EBITDA less capital expenditures margin	20.2%	16.5%	370bp	19.6%	18.6%	100bp

Reconciliation of Underlying Operating Profit to Adjusted EBITDA by Segment

	THREE MONTHS ENDED DECEMBER 31, 2015			THREE MONTHS ENDED DECEMBER 31, 2014
(millions of U.S. dollars)	Underlying operating profit	Add: Depreciation and amortization of computer software	Adjusted EBITDA	Underlying operating profit	Add: Depreciation and amortization of computer software **	Adjusted EBITDA
Financial & Risk	318	132	450	193	165	358
Legal	256	64	320	228	71	299
Tax & Accounting	132	29	161	103	29	132
Intellectual Property & Science	72	24	96	72	23	95
Corporate & Other (includes Reuters News)	(141)	9	(132)	(97)	7	(90)
Total	637	258	895	499	295	794

**	Excludes Other Businesses.

Reconciliation of Underlying Operating Profit to Adjusted EBITDA by Segment (continued)

	YEAR ENDED DECEMBER 31, 2015			YEAR ENDED DECEMBER 31, 2014
(millions of U.S. dollars)	Underlying operating profit	Add: Depreciation and amortization of computer software	Adjusted EBITDA	Underlying operating profit	Add: Depreciation and amortization of computer software **	Adjusted EBITDA
Financial & Risk	1,104	597	1,701	951	640	1,591
Legal	985	253	1,238	958	280	1,238
Tax & Accounting	343	113	456	295	122	417
Intellectual Property & Science	221	92	313	239	89	328
Corporate & Other (includes Reuters News)	(360)	44	(316)	(305)	44	(261)
Total	2,293	1,099	3,392	2,138	1,175	3,313

**	Excludes Other Businesses.

Reconciliation of Changes in Adjusted EBITDA, Underlying Operating Profit and the Related Margins, and Adjusted Earnings Per Share (Adjusted EPS), Excluding the Effects of Foreign Currency

		THREE MONTHS ENDED DECEMBER 31,
			% CHANGE			BP CHANGE
(millions of U.S. dollars, except per share amounts and margins)	2015	2014	Total	Foreign currency	Constant currency	2015 margin	2014 margin	Total	Foreign currency	Constant currency
Adjusted EBITDA	895	794	13%	(3%)	16%	28.4%	24.7%	370bp	20bp	350bp
Underlying operating profit	637	499	28%	(4%)	32%	20.2%	15.5%	470bp	(10)bp	480bp
Adjusted EPS	$0.65	$0.43	51%	(12%)	63%	n/a	n/a	n/a	n/a	n/a

			YEAR ENDED DECEMBER 31,
			% CHANGE			BP CHANGE
(millions of U.S. dollars, except per share amounts and margins)	2015	2014	Total	Foreign currency	Constant currency	2015 margin	2014 margin	Total	Foreign currency	Constant currency
Adjusted EBITDA	3,392	3,313	2%	(5%)	7%	27.8%	26.3%	150bp	-	150bp
Underlying operating profit	2,293	2,138	7%	(7%)	14%	18.8%	17.0%	180bp	(40)bp	220bp
Adjusted EPS	$2.13	$1.85	15%	(11%)	26%	n/a	n/a	n/a	n/a	n/a

APPENDIX C

Supplemental Financial Information (unaudited)

Our 2016 financial outlook set out in the “Outlook” section of this management’s discussion and analysis is based on the results of our businesses excluding the results of our Intellectual Property & Science (IP&S) business, which we currently expect to sell in the second half of 2016. As such, we expect to report our IP&S business as a discontinued operation commencing with the first quarter of 2016, with prior periods restated. To facilitate comparison with our 2016 outlook, the following supplemental financial information revises our 2015 actual results to a comparable basis.

Non-IFRS Financial Measures(1)

	YEAR ENDED DECEMBER 31, 2015	ADJUSTMENTS		YEAR ENDED DECEMBER 31, 2015
(millions of U.S. dollars, except for per share amounts and margins)	Actual	Remove: IP&S Segment Results	Add Back: Retained Business(2)	Retained Shared Costs(3)	Revised Excluding IP&S
Revenues from ongoing businesses	12,209	(1,005)	54	-	11,258
Adjusted EBITDA	3,392	(313)	30	(38)	3,071
Adjusted EBITDA margin	27.8%				27.3%
Underlying operating profit	2,293	(221)	27	(61)	2,038
Underlying operating profit margin	18.8%				18.1%
Adjusted earnings	1,672	(185)	23	(51)	1,459
Adjusted earnings per share	$2.13	($0.24)	$0.03	($0.06)	$1.86
Free cash flow(4)	1,801	-	-	-	1,801

(1)	Refer to Appendix A for a definition of our non-IFRS measures. These non-IFRS financial measures are reconciled to the most directly comparable IFRS measures in the “Results of Operations” and “Liquidity and Capital Resources” sections, and Appendix B, of this management’s discussion and analysis.

(2)	Represents an IP&S business expected to be retained by our Legal segment.

(3)	Represents estimates of certain shared costs that will not be eliminated with the sale.

(4)	Free cash flow includes discontinued operations; therefore, no adjustments are necessary.

Supplemental Financial Information (unaudited) (continued)

Revised Business Segment Information

(Excluding the Intellectual Property & Science Segment)

	YEAR ENDED DECEMBER 31, 2015	ADJUSTMENTS		YEAR ENDED DECEMBER 31, 2015

(millions of U.S. dollars, except margins)	Actual	Remove: IP&S Segment Results	Add Back: Retained Business(2)	Retained Shared Costs(3)	Revised Excluding IP&S
REVENUES
Financial & Risk	6,148	-	-	-	6,148
Legal	3,354	-	54	-	3,408
Tax & Accounting	1,417	-	-	-	1,417
Intellectual Property & Science (IP&S)	1,005	(1,005)	-	-	-
Corporate & Other (includes Reuters News)	296	-	-	-	296
Eliminations	(11)	-	-	-	(11)
Revenues from ongoing businesses(1)	12,209	(1,005)	54	-	11,258
ADJUSTED EBITDA(1)
Financial & Risk	1,701	-	-	-	1,701
Legal	1,238	-	30	-	1,268
Tax & Accounting	456	-	-	-	456
Intellectual Property & Science (IP&S)	313	(313)	-	-	-
Corporate & Other (includes Reuters News)	(316)	-	-	(38)	(354)
Adjusted EBITDA	3,392	(313)	30	(38)	3,071
UNDERLYING OPERATING PROFIT(1)
Financial & Risk	1,104	-	-	-	1,104
Legal	985	-	27	-	1,012
Tax & Accounting	343	-	-	-	343
Intellectual Property & Science (IP&S)	221	(221)	-	-	-
Corporate & Other (includes Reuters News)	(360)	-	-	(61)	(421)
Underlying operating profit	2,293	(221)	27	(61)	2,038

(1)	Refer to Appendix A for a definition of our non-IFRS measures. These non-IFRS financial measures are reconciled to the most directly comparable IFRS measures in the “Results of Operations” and “Liquidity and Capital Resources” sections, and Appendix B, of this management’s discussion and analysis.

(2)	Represents an Intellectual Property & Science business expected to be retained by our Legal segment.

(3)	Represents estimates of certain shared costs that will not be eliminated with the sale.

APPENDIX D

Calculation of Return on Invested Capital (ROIC)

We calculate ROIC as adjusted operating profit after net taxes paid expressed as a percentage of the average invested capital during the period. Invested capital represents our net operating assets that contribute to or arise from our post-tax adjusted operating profit.

The following table provides the calculation of our ROIC for 2015 and 2014.

(millions of U.S. dollars)	2015	2014
Calculation of adjusted operating profit after taxes
Operating profit	1,734	2,545
Adjustments to remove:
Amortization of other identifiable intangible assets	581	647
Fair value adjustments	(7)	(91)
Other operating gains, net	(15)	(969)
Adjusted operating profit(1)	2,293	2,132
Net cash taxes paid on operations(2)	(205)	(271)
Post-tax adjusted operating profit	2,088	1,861
Calculation of invested capital
Trade and other receivables	1,755	1,810
Prepaid expenses and other current assets	683	657
Computer hardware and other property, net	1,067	1,182
Computer software, net	1,486	1,529
Other identifiable intangible assets (excludes accumulated amortization)	12,200	12,528
Goodwill(3)	16,036	16,566
Payables, accruals and provisions	(2,278)	(2,443)
Deferred revenue	(1,319)	(1,355)
Present value of operating leases(4)	1,027	1,111
Total invested capital(5)	30,657	31,585
Average invested capital	31,121	32,065
Return on invested capital	6.7%	5.8%

(1)	Adjusted operating profit includes operating profit or losses from Other Businesses.

(2)	Excludes cash taxes paid on the disposal of businesses and investments.

(3)	In both years, goodwill has not been reduced, for the accumulated impairment of $2.8 billion, and excludes amounts associated with deferred taxes of $2.6 billion arising from acquisition accounting.

(4)	Represents present value of operating leases primarily for real property and equipment contracted in the ordinary course of business.

(5)	Invested capital excludes: other financial assets and liabilities, including cash and debt; other non-current assets; deferred taxes; and provisions and other non-current liabilities, which are largely comprised of defined benefit plan obligations.

APPENDIX E

Critical Accounting Estimates and Judgments

The preparation of financial statements requires management to make estimates and judgments about the future. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Accounting estimates will, by definition, seldom equal the actual results. The following discussion sets forth management’s:

●	most critical estimates and assumptions in determining the value of assets and liabilities; and
●	most critical judgments in applying accounting policies.

Critical accounting estimates and assumptions

Allowance for doubtful accounts and sales adjustments

We must make an assessment of whether accounts receivable are collectible from customers. Accordingly, we establish an allowance for estimated losses arising from non-payment and other sales adjustments, taking into consideration customer creditworthiness, current economic trends and past experience. If future collections differ from estimates, future earnings would be affected. At December 31, 2015, the combined allowances were $103 million, or 6%, of the gross trade accounts receivable balance of $1.8 billion. An increase to the reserve based on 1% of accounts receivable would have decreased pre-tax earnings by approximately $18 million for the year ended December 31, 2015.

Computer software

Computer software represented $1.5 billion of total assets in the consolidated statement of financial position at December 31, 2015. A significant portion of ongoing expenditures relate to software that is developed as part of electronic databases, delivery systems and internal infrastructures, and, to a lesser extent, software sold directly to customers. As part of the software development process, we must estimate the expected period of benefit over which capitalized costs should be amortized. The basis of these estimates includes the timing of technological obsolescence, competitive pressures, historical experience and internal business plans for the use of the software. Due to rapidly changing technology and the uncertainty of the software development process itself, future results could be affected if our current assessment of our software projects differs from actual performance.

Other identifiable intangible assets and goodwill

Other identifiable intangible assets and goodwill represented $6.4 billion and $15.9 billion, respectively, of total assets in the consolidated statement of financial position at December 31, 2015. Other identifiable intangible assets and goodwill arise out of business combinations. Business combinations are accounted for under the acquisition method of accounting, which requires us to identify and attribute values and estimated lives to the intangible assets acquired based on their estimated fair value. These determinations involve significant estimates and assumptions regarding cash flow projections, economic risk and weighted-average cost of capital. The excess of acquisition cost over the fair value of identifiable net assets acquired is recorded as goodwill.

Subsequent to acquisition, we test identifiable intangible assets and goodwill for impairment as required. The outcome of these tests is highly dependent on our latest estimates and assumptions regarding cash flow projections, economic risk and weighted-average cost of capital.

If future events or results differ adversely from the estimates and assumptions made at acquisition or as part of subsequent impairment tests, we could record increased amortization or impairment charges in the future.

Valuation Techniques

An impairment of goodwill occurs when the recoverable amount of a cash generating unit (CGU) is below the carrying value of the CGU. The recoverable amount is the higher of a CGU’s fair value less costs of disposal or its value in use. As with previous impairment tests, the recoverable value of each CGU was based on fair value less costs of disposal, using a weighted-average of the income approach and market approach. IFRS 13, Fair Value Measurement, defines fair value as a market-based measurement rather than an entity-specific measurement. Therefore, the fair value of the CGU must be measured using the assumptions that market participants would use rather than those related specifically to us. In particular, the discount and tax rates used in the income approach reflect market participant assumptions. To calculate these market participant assumptions, publicly available data was gathered from companies operating in businesses similar to each CGU, which includes key competitors. As certain inputs to the valuation are not based on observable market data, the recoverable value of each CGU is categorized in Level 3 of the fair value measurement hierarchy.

The valuation techniques, significant assumptions and sensitivities applied in the 2015 goodwill impairment test are described below. The selection and application of valuation techniques and the determination of significant assumptions requires judgment.

Income approach

The income approach is predicated upon the value of the future cash flows that a business will generate. We used the discounted cash flow (DCF) method, which involves projecting cash flows and converting them into a present value equivalent through discounting. The discounting process uses a rate of return that is commensurate with the risk associated with the business and the time value of money. This approach requires assumptions about revenue growth rates, operating margins, capital expenditures, tax rates and discount rates.

Market approach

The market approach assumes that companies operating in the same industry will share similar characteristics and that company values will correlate to those characteristics. Therefore, a comparison of a CGU to similar companies whose financial information is publicly available may provide a reasonable basis to estimate fair value. Under the market approach, fair value is calculated based on EBITDA multiples of benchmark companies comparable to the businesses in each CGU. Data for the benchmark companies was obtained from publicly available information.

Significant Assumptions

Weighting of Valuation Techniques

We weighted the results of the two valuation techniques noted above, consistently applied to each CGU, as follows: 60% income approach/40% market approach. We believe that given volatility in capital markets, it is appropriate to apply a heavier weighting to the income approach.

Cash Flow Projections

Cash flow projections were based on our internal budget. We projected cash flows for a period of three years and applied a perpetual growth rate thereafter, as prescribed by IAS 36, Impairment of Assets. In order to project cash flows for the three year period, we considered growth in revenues and costs as well as capital expenditures. In preparing our projections, we considered past experience, economic trends such as GDP growth and inflation as well as industry and market trends. The projections also took into account the expected impact from efficiency and restructuring initiatives, new product launches, customer retention, as well as the maturity of the markets in which each business operates.

Discount Rate

We assumed a discount rate in order to calculate the present value of our projected cash flows. The discount rate represented a weighted- average cost of capital (WACC) for comparable companies operating in similar industries as the applicable CGU, based on publicly available information. The WACC is an estimate of the overall required rate of return on an investment for both debt and equity owners and serves as the basis for developing an appropriate discount rate. Determination of the WACC requires separate analysis of the cost of equity and the cost of debt. The cost of equity reflects the long-term risk-free interest rate associated with U.S. Treasury bonds and considers a risk premium based on an assessment of risks related to the projected cash flows of each CGU.

Lower discount rates were applied to CGUs whose cash flows are expected to be less volatile due to factors such as the maturity of the market they serve and their market position. Higher discount rates were applied to CGUs whose cash flows are expected to be more volatile due to competition, or participation in less stable geographic markets.

Tax Rate

The tax rates applied to the projections were based on effective tax rates of comparable companies operating in similar industries as the applicable CGU, based on publicly available information, or statutory tax rates. Tax assumptions are sensitive to changes in tax laws and the jurisdictions in which profits are earned.

The key assumptions used in performing the impairment test, by CGU, are presented below:

CASH-GENERATING UNIT	PERPETUAL GROWTH RATE(1)	DISCOUNT RATE	TAX RATE
Financial & Risk	3.0%	8.7%	28.0%
Legal	2.5%	7.3%	36.5%
Tax & Accounting	3.0%	9.1%	38.0%
Intellectual Property & Science	3.0%	8.9%	37.4%

(1)	The perpetual growth rate is applied to the final year of cash flow projections.

Results and Sensitivities

The fair value for each CGU was in excess of its carrying value. The excess was 34% (approximately $5.0 billion) for Financial & Risk and over 100% for each of the other three CGUs. For all four CGUs, the sensitivity analysis demonstrates that no reasonably possible change in the perpetual growth, discount rate or income tax assumptions would cause the carrying amounts of any CGU to exceed its recoverable amount.

In 2015, the Financial & Risk CGU improved its revenue performance (in constant currency) and expanded its operating margins through efficiency initiatives. The excess of its fair value over its carrying value increased from 19% (approximately $3.0 billion) in 2014 to 34% (approximately $5.0 billion), representing the fourth year of improvement.

The free cash flow growth projections and certain key assumptions underlying the fair value of all CGU’s are subject to risks and uncertainties that could cause future results to differ materially from current expectations. Specifically, the CGU’s cash flow projections could be impacted by deterioration in macroeconomic conditions, including potential impacts of regulation on customers, changes in customer buying patterns or competitive pressures. The company’s assumption of perpetual growth could be impacted by changes in long-term outlooks for global inflation. Additionally, the discount rate, tax rate and EBITDA multiples are based on those for comparable companies and are driven by market conditions and prevailing tax laws.

Employee future benefits

We sponsor defined benefit plans providing pension and other post-employment benefits to covered employees. The determination of benefit expense associated with employee future benefits requires assumptions such as the discount rate, which is used to measure service cost, benefit plan obligations and the net interest income (expense) on the net benefit plan assets (obligations). Other significant assumptions include expected mortality, the expected rate of increase with respect to future compensation and pension payments as well as the expected healthcare cost trend rate. Because the determination of the cost and obligations associated with employee future benefits requires the use of various assumptions, there is measurement uncertainty inherent in the actuarial valuation process. Actual results will differ from results which are estimated based on assumptions.

Discount rate

The discount rate was based on current market interest rates of high-quality, fixed-rate debt securities adjusted to reflect the duration of expected future cash outflows for pension benefit payments. To estimate the discount rate, our actuary constructed a hypothetical yield curve that represented yields on high quality zero-coupon bonds with durations that mirrored the expected payment stream of the benefit obligation. For the Thomson Reuters Group Pension Plan (TRGP), Reuters Pension Fund (RPF), Supplementary Pension Scheme (SPS) and The Thomson Corporation PLC Pension Scheme (TTC) combined, a 0.25% increase or decrease in the discount rate would have decreased or increased the defined benefit obligation by approximately $253 million as of December 31, 2015.

Rates of inflation, increase in salaries and pension payments

The rate of inflation, which impacts increases in eligible U.K. pension payments, was determined by reference to consumer and retail price indices as well as other benchmarks. The assumption on salary growth is for the long term over the life of benefit plans. For the TRGP, RPF, SPS, and TTC combined, a 0.25% increase or decrease in the rate of increase in inflation and salary assumptions would have increased or decreased the defined benefit obligation by approximately $96 million and $23 million, respectively, as of December 31, 2015.

Medical cost trend

The medical cost trend is based on our actuarial medical claims experience and future projections of medical costs. The average medical cost trend rate used was 6.5% for 2015, which is reduced ratably to 5% in 2020. A 1% increase or decrease in the trend rate would have resulted in an increase or decrease in the benefit obligation for post-retirement benefits of approximately $12 million at December 31, 2015.

Mortality assumptions

The mortality assumptions used to assess the defined benefit obligation as of December 31, 2015 are based on the following:

●	TRGP: RP-2015 with MP-2015 Generational Table; and
●	RPF/SPS/TTC: SAPS Light Tables with allowances for plan demographic specifics and longevity improvements.

For the TRGP, RPF, SPS and TTC combined, an increase in life expectancy of one year across all age groups would have increased the defined benefit obligation by approximately $141 million as of December 31, 2015.

Income taxes

We compute an income tax provision in each of the jurisdictions in which we operate. These income tax provisions include amounts that are based upon our estimates and assumptions regarding prices and values used to record intercompany transactions. Actual amounts of income tax expense only become final upon filing and acceptance of the tax return by the relevant authorities, which occurs subsequent to the issuance of the financial statements. Additionally, estimation of income taxes includes evaluating the recoverability of deferred tax assets based on an assessment of the ability to use the underlying future tax deductions before they expire against future taxable income. The assessment is based upon existing tax laws and estimates of future taxable income. To the extent estimates differ from the final tax return, earnings would be affected in a subsequent period.

In interim periods, the income tax provision is based on estimates of full-year earnings by jurisdiction. The average annual effective income tax rates are re-estimated at each interim reporting date. To the extent that forecasts differ from actual results, adjustments are recorded in subsequent periods.

Our 2015 effective income tax rate on earnings from continuing operations was 4.1%. A 1% increase in the effective income tax rate would have increased 2015 income tax expense and decreased net earnings by approximately $14 million.

Critical judgments in applying accounting policies

Revenue recognition

We assess the criteria for the recognition of revenue related to arrangements that have multiple components. These assessments require that we make judgments to determine if there are separately identifiable components as well as how to allocate the total price among the components. Deliverables are accounted for as separately identifiable components if they can be understood without reference to the series of transactions as a whole. In concluding whether components are separately identifiable, we consider the transaction from the customer’s perspective. Among other factors, we assess whether the service or good is sold separately by us in the normal course of business or whether the customer could purchase the service or good separately. With respect to the allocation of price among components, we use our judgment to assign a fair value to each component. As evidence of fair value, we look to such items as the price for the component when sold separately, renewal rates for specific components and prices for a similar product sold separately.

Uncertain tax positions

We are subject to taxation in numerous jurisdictions and we are routinely under audit by many different taxing authorities in the ordinary course of business. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain, as taxing authorities may challenge some of our positions and propose adjustments or changes to our tax filings. As a result, we maintain provisions for uncertain tax positions that we believe appropriately reflect our risk. These provisions are made using our best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. We review the adequacy of these provisions at the end of each reporting period and adjust them based on changing facts and circumstances. Due to the uncertainty associated with tax audits, it is possible that at some future date, liabilities resulting from such audits or related litigation could vary significantly from our provisions. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

APPENDIX F

Selected Annual Information

The following table summarizes selected annual information for 2015, 2014 and 2013.

	FOR THE YEARS ENDED AND AS AT DECEMBER 31,
(millions of U.S. dollars, except per share amounts)	2015	2014	2013
IFRS Consolidated Income Statement Data:
Revenues	12,209	12,607	12,702
Operating profit	1,734	2,545	1,516
Earnings from continuing operations	1,311	1,959	175
Net earnings	1,311	1,959	185
Basic earnings per share from continuing operations	$1.60	$2.36	$0.15
Basic earnings per share	$1.60	$2.36	$0.16
Diluted earnings per share from continuing operations	$1.60	$2.35	$0.15
Diluted earnings per share	$1.60	$2.35	$0.16
IFRS Consolidated Statement of Financial Position Data:
Total assets	29,095	30,597	32,439
Total long-term financial liabilities(1)	7,216	7,737	7,572
Dividend Data:
Dividends per Thomson Reuters Corporation common share (US$)	$1.34	$1.32	$1.30
Dividends per Thomson Reuters Corporation Series II preference share (C$)	C$0.49	C$0.53	C$0.53

(1)	Comprised of “Long-term indebtedness” and “Other financial liabilities” classified as non-current in our consolidated statement of financial position.

2015 compared to 2014

Revenues – The decline in revenues was due to currency. On a constant currency basis, revenues grew 2% as combined growth from our Legal, Tax & Accounting and Intellectual Property & Science segments of 3% was partially offset by the performance of our Financial & Risk segment, which was essentially unchanged. In 2015, revenue growth was entirely from existing businesses as acquisitions did not contribute a meaningful amount.

Operating profit – The decline in operating profit was primarily due to a $931 million gain in 2014 for the release of accumulated foreign currency translation adjustments from shareholders’ equity. The gain was triggered by the loss of control of a subsidiary, which involved the settlement of an intercompany loan that had been considered permanent. In 2015, operating profit benefited from lower expenses from earlier efficiency initiatives, primarily in our Financial & Risk segment.

Earnings from continuing operations – Earnings from continuing operations declined due to lower operating profit, partly offset by lower net financing costs.

Total assets – Total assets declined due to changes in foreign currency, depreciation of fixed assets, and amortization of computer software and other identifiable intangible assets. These decreases were partly offset by capital expenditures.

Total long-term financial liabilities – Total long-term financial liabilities decreased due to the reclassification of $500 million of notes maturing in May 2016 from long-term to current liabilities.

2014 compared to 2013

Revenues – The decline in revenues was due to currency and divestitures, most notably Financial & Risk’s Corporate Services business. On a constant currency basis, combined revenue growth from our Legal, Tax & Accounting and Intellectual Property & Science segments was 4%. However, our Financial & Risk segment declined 2% reflecting the lag effect of cumulative negative net sales from 2013. Acquisitions contributed 1% to revenue growth in 2014.

Operating profit – The increase in operating profit was primarily due to the $931 million gain in 2014 for the release of accumulated foreign currency translation adjustments from shareholders’ equity, and lower charges associated with our efficiency initiatives.

Earnings from continuing operations – Earnings from continuing operations increased due to higher operating profit, and lower tax expense. In 2013, tax expense included $836 million of charges related to the consolidation of our technology and content assets.

Total assets – Total assets declined due to changes in foreign currency, depreciation of fixed assets, and amortization of computer software and other identifiable intangible assets. These decreases were partly offset by capital expenditures.

Total long-term financial liabilities – Total long-term financial liabilities increased slightly and reflected our 2014 debt refinancing.

APPENDIX G

Quarterly Information (unaudited)

The following table presents a summary of our consolidated operating results for the eight most recent quarters.

	QUARTER ENDED MARCH 31,		QUARTER ENDED JUNE 30,		QUARTER ENDED SEPTEMBER 30,		QUARTER ENDED DECEMBER 31,
(millions of U.S. dollars, except per share amounts)	2015	2014	2015	2014	2015	2014	2015	2014
Revenues	3,044	3,130	3,038	3,159	2,979	3,107	3,148	3,211
Operating profit	407	359	405	381	419	466	503	1,339
Net earnings	320	292	281	260	293	250	417	1,157
Earnings attributable to common shareholders	305	282	262	249	280	231	408	1,147
Dividends declared on preference shares	(1)	(1)	-	-	(1)	(1)	-	(1)

Basic earnings per share	$0.38	$0.34	$0.33	$0.31	$0.36	$0.29	$0.53	$1.43
Diluted earnings per share	$0.38	$0.34	$0.33	$0.31	$0.36	$0.28	$0.53	$1.43

Our revenues and operating profit on a consolidated basis do not tend to be significantly impacted by seasonality as we record a large portion of our revenues ratably over a contract term and our costs are generally incurred evenly throughout the year. However, our non-recurring revenues can cause changes in our performance from quarter to consecutive quarter. Additionally, the release of certain print-based offerings can be seasonal as can certain product releases for the regulatory markets, which tend to be concentrated at the end of the year. Our quarterly performance may also be impacted by volatile foreign currency exchange rates, which we have recently experienced. As a consequence, the results of certain of our segments can be impacted by seasonality to a greater extent than our consolidated revenues and operating profit.

Revenues – In all periods, the revenue declines were attributable to the negative impact of foreign currency.

On a constant currency basis, revenues for all quarters grew by low single digits driven by combined growth from our Legal, Tax & Accounting and Intellectual Property & Science segments. Financial & Risk’s revenues grew slightly in the second quarter of 2015, and were essentially unchanged in all remaining quarters of 2015. However, Financial & Risk’s revenue performance has improved since the fourth quarter of 2014, which was the last quarter that its revenues declined. Acquisitions did not have a meaningful impact on revenue performance over the last four quarters due to our increased focus on growing revenues from existing businesses.

Operating profit – The significant decrease in operating profit in the fourth quarter of 2015 was primarily due to a $931 million gain recorded in the prior-year period from the release of accumulated foreign currency translation adjustments from shareholders’ equity. The gain was triggered by the loss of control of a subsidiary, which involved the settlement of an intercompany loan that had been considered permanent. Operating profit decreased in the third quarter of 2015 primarily due to lower favorable currency-related fair value adjustments.

Net earnings – Net earnings declined in the fourth quarter of 2015 primarily due to lower operating profit. Net earnings increased in all the remaining quarters. The increases in net earnings in the first and second quarters of 2015 reflected higher operating profit in both periods. Net earnings increased in the third quarter of 2015 as lower net financing costs and income tax expense more than offset lower operating profit.

Consolidated Financial Statements

MANAGEMENT’S RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The management of Thomson Reuters Corporation (the “Company”) is responsible for the accompanying consolidated financial statements and other information included in this annual report. The financial statements have been prepared in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board, using the best estimates and judgments of management, where appropriate. Information presented elsewhere in this annual report is consistent with that in the financial statements.

The Company’s board of directors is responsible for ensuring that management fulfills its responsibilities in respect of financial reporting and internal control. The Audit Committee of the board of directors meets periodically with management and the Company’s independent auditor to discuss auditing matters and financial reporting issues. In addition, the Audit Committee approves the interim consolidated financial statements and recommends to the board of directors the approval of the annual consolidated financial statements and the annual appointment of the independent auditor. The board of directors has approved the information contained in the accompanying consolidated financial statements.

James C. Smith President and Chief Executive Officer March 8, 2016	Stephane Bello Executive Vice President and Chief Financial Officer

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Internal control over financial reporting is a process that was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Thomson Reuters Corporation (the “Company”); (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management conducted an evaluation of the effectiveness of its system of internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2015.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2015 has been audited by PricewaterhouseCoopers LLP, independent registered public accounting firm, as stated in its report which appears herein.

James C. Smith President and Chief Executive Officer March 8, 2016	Stephane Bello Executive Vice President and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Thomson Reuters Corporation:

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of income, comprehensive income, changes in equity and cash flow present fairly, in all material respects, the financial position of Thomson Reuters Corporation and its subsidiaries (the “Company”) at December 31, 2015 and December 31, 2014, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and Canadian generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

New York, New York

March 8, 2016

THOMSON REUTERS CORPORATION

CONSOLIDATED INCOME STATEMENT

		YEAR ENDED DECEMBER 31,
(millions of U.S. dollars, except per share amounts)	Notes	2015	2014
Revenues		12,209	12,607
Operating expenses	5	(8,810)	(9,209)
Depreciation		(347)	(397)
Amortization of computer software		(752)	(778)
Amortization of other identifiable intangible assets		(581)	(647)
Other operating gains, net	6	15	969
Operating profit		1,734	2,545
Finance costs, net:
Net interest expense	7	(416)	(442)
Other finance income (costs)	7	39	(85)
Income before tax and equity method investments		1,357	2,018
Share of post-tax earnings in equity method investments		10	3
Tax expense	8	(56)	(62)
Net earnings		1,311	1,959
Earnings attributable to:
Common shareholders		1,255	1,909
Non-controlling interests		56	50

Earnings per share:	9
Basic earnings per share		$1.60	$2.36
Diluted earnings per share		$1.60	$2.35

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		YEAR ENDED DECEMBER 31,
(millions of U.S. dollars)	Notes	2015	2014
Net earnings		1,311	1,959

Other comprehensive loss:
Items that have been or may be subsequently reclassified to net earnings:
Cash flow hedges adjustments to net earnings	17	306	236
Cash flow hedges adjustments to equity	17	(288)	(201)
Foreign currency translation adjustments to net earnings	17	–	(941)
Foreign currency translation adjustments to equity	17	(570)	(627)
		(552)	(1,533)
Item that will not be reclassified to net earnings:
Net remeasurement on defined benefit pension plans, net of tax (expense) benefit of (54) and 175	25	56	(333)
Other comprehensive loss		(496)	(1,866)
Total comprehensive income		815	93

Comprehensive income for the period attributable to:
Common shareholders		761	43
Non-controlling interests		54	50

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		DECEMBER 31,
(millions of U.S. dollars)	Notes	2015	2014
ASSETS
Cash and cash equivalents	10	926	1,018
Trade and other receivables	11	1,755	1,810
Other financial assets	17	176	161
Prepaid expenses and other current assets	12	683	657
Current assets		3,540	3,646
Computer hardware and other property, net	13	1,067	1,182
Computer software, net	14	1,486	1,529
Other identifiable intangible assets, net	15	6,417	7,124
Goodwill	16	15,878	16,403
Other financial assets	17	116	127
Other non-current assets	18	544	536
Deferred tax	21	47	50
Total assets		29,095	30,597

LIABILITIES AND EQUITY
Liabilities
Current indebtedness	17	1,555	534
Payables, accruals and provisions	19	2,278	2,443
Deferred revenue		1,319	1,355
Other financial liabilities	17	238	265
Current liabilities		5,390	4,597
Long-term indebtedness	17	6,829	7,576
Provisions and other non-current liabilities	20	2,124	2,171
Other financial liabilities	17	387	161
Deferred tax	21	1,265	1,433
Total liabilities		15,995	15,938

Equity
Capital	22	9,852	10,157
Retained earnings		6,458	7,168
Accumulated other comprehensive loss		(3,697)	(3,147)
Total shareholders’ equity		12,613	14,178
Non-controlling interests		487	481
Total equity		13,100	14,659
Total liabilities and equity		29,095	30,597

Contingencies (note 28)

The related notes form an integral part of these consolidated financial statements.

These consolidated financial statements were approved by the Company’s board of directors on March 3, 2016.

David Thomson Director	James C. Smith Director

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOW

		YEAR ENDED DECEMBER 31,
(millions of U.S. dollars)	Notes	2015	2014
Cash provided by (used in):
OPERATING ACTIVITIES
Net earnings		1,311	1,959
Adjustments for:
Depreciation		347	397
Amortization of computer software		752	778
Amortization of other identifiable intangible assets		581	647
Net gains on disposals of businesses and investments		(24)	(9)
Release of accumulated foreign currency translation adjustments	6	-	(931)
Deferred tax	21	(193)	(273)
Other	26	247	230
Changes in working capital and other items	26	(183)	(384)
Net cash provided by operating activities		2,838	2,414
INVESTING ACTIVITIES
Acquisitions, net of cash acquired	27	(37)	(167)
Proceeds from disposals of businesses and investments, net of taxes paid		83	14
Capital expenditures, less proceeds from disposals		(1,003)	(968)
Other investing activities		21	50
Net cash used in investing activities		(936)	(1,071)
FINANCING ACTIVITIES
Proceeds from debt	17	4	1,480
Repayments of debt	17	(594)	(1,120)
Net borrowings under short-term loan facilities	17	1,037	-
Repurchases of common shares	22	(1,417)	(1,023)
Dividends paid on preference shares		(2)	(3)
Dividends paid on common shares	22	(1,013)	(1,033)
Dividends paid to non-controlling interests		(53)	(48)
Other financing activities	23	67	129
Net cash used in financing activities		(1,971)	(1,618)
Decrease in cash and bank overdrafts		(69)	(275)
Translation adjustments		(24)	(22)
Cash and bank overdrafts at beginning of period		1,015	1,312
Cash and bank overdrafts at end of period		922	1,015
Cash and bank overdrafts at end of period comprised of:
Cash and cash equivalents	10	926	1,018
Bank overdrafts		(4)	(3)
		922	1,015
Supplemental cash flow information is provided in note 26.

Interest paid		(374)	(389)
Interest received		2	3

Income taxes (paid) received:
Within operating activities		(205)	(271)
Within investing activities		(1)	14
Total income taxes paid		(206)	(257)

Prior-period amounts have been reclassified to reflect the current presentation.

Interest paid and received is reflected as an operating cash flow. Interest paid is net of debt-related hedges.

Income taxes paid and received are reflected as either operating or investing cash flows depending on the nature of the underlying transaction.

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized gain on cash flow hedges	Foreign currency translation adjustments	Total accumulated other comprehensive loss (“AOCL”)	Shareholders’ equity	Non- controlling interests	Total equity
Balance, December 31, 2014	9,976	181	10,157	7,168	18	(3,165)	(3,147)	14,178	481	14,659
Net earnings	-	-	-	1,255	-	-	-	1,255	56	1,311
Other comprehensive income (loss)	-	-	-	56	18	(568)	(550)	(494)	(2)	(496)
Total comprehensive income (loss)	-	-	-	1,311	18	(568)	(550)	761	54	815
Change in ownership interest of subsidiary	-	-	-	23	-	-	-	23	5	28
Distributions to non-controlling interests	-	-	-	-	-	-	-	-	(53)	(53)
Dividends declared on preference shares	-	-	-	(2)	-	-	-	(2)	-	(2)
Dividends declared on common shares	-	-	-	(1,046)	-	-	-	(1,046)	-	(1,046)
Shares issued under Dividend Reinvestment Plan (“DRIP”)	33	-	33	-	-	-	-	33	-	33
Repurchases of common shares(1)	(470)	-	(470)	(996)	-	-	-	(1,466)	-	(1,466)
Stock compensation plans	147	(15)	132	-	-	-	-	132	-	132
Balance, December 31, 2015	9,686	166	9,852	6,458	36	(3,733)	(3,697)	12,613	487	13,100

(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized (loss) gain on cash flow hedges	Foreign currency translation adjustments	AOCL	Shareholders’ equity	Non- controlling interests	Total equity
Balance, December 31, 2013	10,170	177	10,347	7,303	(17)	(1,597)	(1,614)	16,036	394	16,430
Net earnings	-	-	-	1,909	-	-	-	1,909	50	1,959
Other comprehensive (loss) income	-	-	-	(333)	35	(1,568)	(1,533)	(1,866)	-	(1,866)
Total comprehensive income (loss)	-	-	-	1,576	35	(1,568)	(1,533)	43	50	93
Change in ownership interest of subsidiary(2)	-	-	-	51	-	-	-	51	85	136
Distributions to non-controlling interests	-	-	-	-	-	-	-	-	(48)	(48)
Dividends declared on preference shares	-	-	-	(3)	-	-	-	(3)	-	(3)
Dividends declared on common shares	-	-	-	(1,066)	-	-	-	(1,066)	-	(1,066)
Shares issued under DRIP	33	-	33	-	-	-	-	33	-	33
Repurchases of common shares(1)	(356)	-	(356)	(693)	-	-	-	(1,049)	-	(1,049)
Stock compensation plans	129	4	133	-	-	-	-	133	-	133
Balance, December 31, 2014	9,976	181	10,157	7,168	18	(3,165)	(3,147)	14,178	481	14,659

(1)	Includes stated share capital of $55 million and retained earnings of $110 million for the year ended December 31, 2015 related to the Company’s pre-defined share repurchase plan (2014 – stated share capital of $35 million and retained earnings of $80 million). See note 22.

(2)	Includes cash contribution of $120 million by the non-controlling interests. See note 23.

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION

Notes to Consolidated Financial Statements

(unless otherwise stated, all amounts are in millions of U.S. dollars)

Note 1: Summary of business and significant accounting policies

General business description

Thomson Reuters Corporation (the “Company” or “Thomson Reuters”) is an Ontario, Canada corporation with common shares listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) and Series II preference shares listed on the TSX. The Company is a major source of news and information for professional markets, operating in more than 100 countries.

These consolidated financial statements were approved by the Company’s board of directors on March 3, 2016.

Basis of preparation

These consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), on a going concern basis, under the historical cost convention, as modified by the revaluation of financial assets and financial liabilities (including derivative instruments) at fair value.

The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 2.

References to “$” are to U.S. dollars, references to “C$” are to Canadian dollars, references to “£” are to British pounds sterling and references to “€” are to Euros.

Changes in accounting policies

Certain pronouncements issued by the IASB were effective on January 1, 2015. Many of these updates are not applicable or consequential to the Company and have been excluded from the discussion below.

The following amendment was adopted on January 1, 2015 and did not have a material impact on the consolidated financial statements at December 31, 2015 and 2014 or for the years then ended.

IAS 19	Employee Benefits	IAS 19 amendment, Defined Benefit Plans: Employee Contributions, clarifies the accounting for contributions from employees. Employee contributions, which are often a fixed percentage of salary, may be recognized as a reduction in the service cost component of pension expense in the same period the employee provides services. However, if the employee contribution rate varies based on years of service, the reduction in expense must be allocated over future service periods, mirroring the service cost recognition pattern.

Principles of consolidation

The consolidated financial statements of the Company include the accounts of all of its subsidiaries.

Subsidiaries

Subsidiaries are entities over which the Company has control, where control is defined as the power to govern financial and operating policies. Generally, the Company has a shareholding of more than 50% of the voting rights in its subsidiaries. The effect of potential voting rights that are currently exercisable are considered when assessing whether control exists. Subsidiaries are fully consolidated from the date control is transferred to the Company, and are de-consolidated from the date control ceases.

The acquisition method of accounting is used to account for the acquisition of subsidiaries as follows:

●	acquisition cost is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, excluding transaction costs which are expensed as incurred;
●	identifiable assets acquired and liabilities assumed are measured at their fair values at the acquisition date;
●	the excess of acquisition cost over the fair value of the identifiable net assets acquired is recorded as goodwill;
●	if the acquisition cost is less than the fair value of the net assets acquired, the fair value of the net assets is re-assessed and any remaining difference is recognized directly in the consolidated income statement;

●	contingent consideration is measured at fair value on the acquisition date, with subsequent changes in the fair value recorded through the consolidated income statement when the contingent consideration is a financial liability. Contingent consideration is not re-measured when it is an equity instrument; and
●	upon gaining control in a step acquisition, the existing ownership interest is re-measured to fair value through the consolidated income statement.

Intercompany transactions between subsidiaries are eliminated in consolidation.

Non-controlling interests represent third party shareholdings in a subsidiary controlled by the Company. Non-controlling interests are measured at fair value on the date acquired plus their proportionate share of subsequent changes in equity. Transactions with third party shareholders, including purchases and sales of ownership interests, that do not result in a change of control in a subsidiary are recorded directly in equity. Sales of ownership interests that result in a loss of control of the subsidiary are recorded in earnings.

Equity method investees

Equity method investees are entities over which the Company has significant influence, but not control. Generally, the Company has a shareholding of between 20% and 50% of the voting rights in its equity method investees. Investments in equity method investees are accounted for using the equity method as follows:

●	investments are initially recognized at cost;
●	equity method investees include goodwill identified on acquisition, net of any accumulated impairment loss;
●	the Company’s share of post-acquisition profits or losses is recognized in the consolidated income statement and is adjusted against the carrying amount of the investments;
●	when the Company’s share of losses equals or exceeds its interest in the investee, including unsecured receivables, the Company does not recognize further losses, unless it has incurred obligations or made payments on behalf of the investee; and
●	gains on transactions between the Company and its equity method investees are eliminated to the extent of the Company’s interest in these entities, and losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Joint ventures

Joint ventures are entities over which the Company has joint control with one or more unaffiliated entities. Joint ventures are accounted for using the equity method as described under equity method investees.

The accounting policies of subsidiaries, equity method investees and joint ventures were changed where necessary to ensure consistency with the policies adopted by the Company.

Operating segments

The Company’s operating segments are organized around the markets it serves and are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (“CODM”). The Chief Executive Officer has authority for resource allocation and assessment of the Company’s performance and is therefore the CODM.

Foreign currency

The consolidated financial statements are presented in U.S. dollars, which is the Company’s presentation currency.

The financial statements of each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which the subsidiary operates (the “functional currency”). Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions as well as from the translation of monetary assets and liabilities not denominated in the functional currency of the subsidiary, are recognized in the consolidated income statement, except for qualifying cash flow hedges which are deferred in accumulated other comprehensive loss in shareholders’ equity.

Foreign exchange gains and losses arising from the following are presented in the consolidated income statement within “Finance costs, net”:

●	borrowings and related hedging instruments;
●	cash and cash equivalents; and
●	intercompany loans that are not permanent in nature.

Assets and liabilities of entities with functional currencies other than U.S. dollars are translated to U.S. dollars at the period end rates of exchange, and the results of their operations are translated at average rates of exchange for the period. The resulting translation adjustments are included in accumulated other comprehensive loss in shareholders’ equity. Additionally, foreign exchange gains and losses related to certain intercompany loans that are permanent in nature are included in accumulated other comprehensive loss.

Upon loss of control, significant influence or joint control of the applicable entity, accumulated foreign exchange gains and losses, including those arising from settlement of intercompany loans previously considered permanent in nature, are recycled from accumulated other comprehensive loss to “Other operating gains, net” within the consolidated income statement.

All other foreign exchange gains and losses are presented in the consolidated income statement within “Operating expenses”.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable, net of estimated returns, discounts, value-added and other sales taxes, and after eliminating intercompany sales. The Company bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

Revenue from the rendering of services is recognized when the following criteria are met:

●	the amount of revenue can be measured reliably;
●	the stage of completion can be measured reliably;
●	the receipt of economic benefits is probable; and
●	costs incurred and to be incurred can be measured reliably.

Revenue from the sale of goods is recognized when the following criteria are met:

●	the risks and rewards of ownership, including managerial involvement, have transferred to the buyer;
●	the amount of revenue can be measured reliably;
●	the receipt of economic benefits is probable; and
●	costs incurred or to be incurred can be measured reliably.

In addition to the above general principles, the Company applies the following specific revenue recognition policies:

Subscription-based products, including software term licenses

Subscription revenues from sales of products and services that are delivered under a contract over a period of time are recognized on a straight-line basis over the term of the subscription. Where applicable, usage fees above a base period fee are recognized as services are delivered. Subscription revenue received or receivable in advance of the delivery of services or publications is included in deferred revenue.

Multiple component arrangements

When a single sales transaction requires the delivery of more than one product or service (multiple components), the revenue recognition criteria are applied to the separately identifiable components. A component is considered to be separately identifiable if the product or service delivered has stand-alone value to that customer and the fair value associated with the product or service can be measured reliably. The amount recognized as revenue for each component is the fair value of the element in relation to the fair value of the arrangement as a whole.

Installation or implementation services

Certain arrangements include installation or implementation services. Consulting revenues from these arrangements are accounted for separately from software or subscription revenue if the services have stand-alone value to that customer and the amount attributed to the services can be measured reliably. If the services do not qualify for separate accounting, they are recognized together with the related software or subscription revenue.

Sales involving third parties

Revenue from sales of third party vendor products or services is recorded net of costs when the Company is acting as an agent between the customer and vendor and recorded gross when the Company is a principal to the transaction.

Other service contracts

For service or consulting arrangements, revenues are recognized as services are performed, generally based on hours incurred relative to total hours expected to be incurred.

Employee future benefits

For defined benefit pension plans and other post-employment benefits, the net periodic pension expense is actuarially determined on an annual basis by independent actuaries using the projected unit credit method. The determination of benefit expense requires assumptions such as the discount rate, which is used to measure service cost, benefit plan obligations and the net interest income (expense) on the net benefit plan assets (obligations). Other significant assumptions include expected mortality, the expected rate of increase with respect to future compensation and pension payments as well as the expected healthcare cost trend rate. Actual results will differ from results which are estimated based on assumptions. Past service cost arising from plan amendments is recognized immediately in the consolidated income statement.

The asset or liability recognized in the consolidated statement of financial position is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related pension liability. All actuarial gains and losses that arise in calculating the present value of the defined benefit obligation and the fair value of plan assets are recognized immediately in retained earnings and included in the consolidated statement of comprehensive income. For funded plans, surpluses are recognized only to the extent that the surplus is considered recoverable. Recoverability is primarily based on the extent to which the Company can unilaterally reduce future contributions to the plan.

Payments to defined contribution plans are expensed as incurred, which is as the related employee service is rendered.

Share-based compensation plans

The Company operates a number of equity-settled and cash-settled share-based compensation plans under which it receives services from employees as consideration for equity instruments of the Company or cash payments based on the value of equity instruments of the Company.

For equity-settled share-based compensation, expense is based on the grant date fair value of the awards expected to vest over the vesting period. For cash-settled share-based compensation, the expense is determined based on the fair value of the liability at the end of the reporting period until the award is settled. The expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are satisfied. For awards with graded vesting, the fair value of each tranche is recognized over its respective vesting period. At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact in the consolidated income statement.

Termination benefits

Termination benefits are generally payable when an employee is terminated before the normal retirement date or accepts voluntary redundancy. The associated charges are recognized when the Company can no longer withdraw the offer of termination benefits as follows:

●	Voluntary redundancy – recognized the earlier of when the employee accepts the offer and when the Company is restricted from withdrawing the offer; or
●	Involuntary termination – recognized when the Company has communicated to the affected employees a termination plan that is unlikely to change describing (a) the type and amount of benefits, (b) the number, job classifications or functions and locations of employees to be terminated and (c) the plan’s expected completion date.

Profit sharing and bonus plans

Liabilities for profit sharing and bonuses are recognized based on a formula that takes into consideration various financial metrics after certain adjustments. The Company recognizes an accrual where contractually obliged or where there is a past practice that has created a constructive obligation to make such compensation payments.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits and investments with an original maturity at the date of purchase of three months or less.

Trade receivables

Trade receivables are amounts due from customers from providing services or the sale of goods in the ordinary course of business. Trade receivables are classified as current assets if payment is due within one year or less. Trade receivables are recognized initially at fair value and subsequently measured at amortized cost, less impairment.

The Company maintains an allowance for doubtful accounts and sales adjustments to provide for impairment of trade receivables. The expense relating to doubtful accounts is included within “Operating expenses” in the consolidated income statement. Revenues are recorded net of sales adjustments.

Computer hardware and other property

Computer hardware and other property are recorded at cost and depreciated on a straight-line basis over their estimated useful lives as follows:

Computer hardware	3-5 years
Buildings and building improvements	5-40 years
Furniture, fixtures and equipment	5-7 years

Residual values and useful lives are reviewed at the end of each reporting period and adjusted if appropriate.

Intangible assets

Computer software

Certain costs incurred in connection with the development of software to be used internally or for providing services to customers are capitalized once a project has progressed beyond a conceptual, preliminary stage to that of application development. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Company are recognized as intangible assets when the following criteria are met:

●	it is technically feasible to complete the software product so that it will be available for use;
●	management intends to complete the software product and use or sell it;
●	there is an ability to use or sell the software product;
●	it can be demonstrated how the software product will generate probable future economic benefits;
●	adequate technical, financial and other resources to complete the development and to use or sell the software product are available; and
●	the expenditure attributable to the software product during its development can be reliably measured.

Costs that qualify for capitalization include both internal and external costs, but are limited to those that are directly related to the specific project. The capitalized amounts, net of accumulated amortization, are included in “Computer software, net” in the consolidated statement of financial position. These costs are amortized over their expected useful lives, which range from three to five years. Amortization expense is included in “Amortization of computer software” in the consolidated income statement. Residual values and useful lives are reviewed at the end of each reporting period and adjusted if appropriate.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Company’s share of the identifiable net assets of the acquired subsidiary or equity method investee at the date of acquisition. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include an allocation of goodwill.

Other identifiable intangible assets

Upon acquisition, identifiable intangible assets are recorded at fair value and are carried at cost less accumulated amortization.

Identifiable intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives as follows:

Trade names	2-20 years
Customer relationships	3-30 years
Databases and content	3-30 years
Other	2-30 years

Residual values and useful lives are reviewed at the end of each reporting period and adjusted if appropriate.

Impairment

Impairments are recorded when the recoverable amount of assets is less than their carrying amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal or its value in use. Impairment losses, other than those relating to goodwill, are evaluated for potential reversals when events or changes in circumstances warrant such consideration.

Intangible assets

The carrying values of all intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Additionally, the carrying values of identifiable intangible assets with indefinite lives and goodwill are tested annually for impairment. Specifically, for purposes of impairment testing:

●	the fair value of trade names is determined using an income approach, specifically the relief from royalties method; and
●	goodwill is allocated to cash-generating units (“CGUs”) or groups of CGUs based on the level at which management monitors it, which is not higher than an operating segment. Goodwill is allocated to those CGUs or groups of CGUs that are expected to benefit from the business combination in which the goodwill arose.

Non-financial assets

The carrying value of a non-financial asset with a finite life, such as computer hardware or software, is assessed for impairment whenever events or changes in circumstances indicate that its carrying value may not be recoverable. In addition, a long-lived asset that is not amortized, such as an equity investment, is subject to annual or more frequent impairment assessments. An asset is assessed for impairment at the lowest level that the asset generates cash inflows that are largely independent of cash inflows from other assets. The lowest level may be an individual asset or a group of assets that form a CGU.

Disposal of long-lived assets and discontinued operations

Long-lived assets are classified as held for sale if the carrying amount will be recovered principally through a sale transaction rather than through continued use and such sale is considered highly probable. The criteria for classification as held for sale include a firm decision by management or the board of directors to dispose of a business or a group of selected assets, an active marketing plan, and the expectation that such disposal will be completed within a 12 month period. Assets held for sale are measured at the lower of their carrying amounts or their fair value less costs of disposal and are no longer depreciated. Assets held for sale are classified as discontinued operations if the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes from the rest of the Company and they:

●	represent a separate major line of business or geographical area of operations;
●	are part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or
●	are a subsidiary acquired exclusively with a view to resale.

Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business. Trade payables are recognized initially at fair value and subsequently measured at amortized cost, and are classified as current liabilities if payment is due within one year or less.

Provisions

Provisions represent liabilities of the Company for which the amount or timing is uncertain. Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are not recognized for future operating losses. Provisions are measured at the present value of the expected expenditures to settle the obligation using a discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

Indebtedness

Debt is recognized initially at fair value, net of transaction costs incurred. Debt is subsequently stated at amortized cost with any difference between the proceeds (net of transactions costs) and the redemption value recognized in the consolidated income statement over the term of the debt using the effective interest method. Where a debt instrument is in a fair value hedging relationship, a fair value adjustment is made to its carrying value to reflect hedged risk. Interest on indebtedness is expensed as incurred unless capitalized for qualifying assets in accordance with IAS 23, Borrowing Costs.

Debt is classified as a current liability unless the Company has an unconditional right to defer settlement for at least 12 months after the end of the reporting period.

Leases

Leases are classified as either operating or finance, based on the substance of the transaction at inception of the lease. Classification is re-assessed if the terms of the lease are changed.

Operating lease

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments under an operating lease (net of any incentives received from the lessor) are recognized in the consolidated income statement on a straight-line basis over the period of the lease.

Finance lease

Leases in which substantially all the risks and rewards of ownership are transferred to the Company are classified as finance leases. Assets meeting finance lease criteria are capitalized at the lower of the present value of the related lease payments or the fair value of the leased asset at the inception of the lease. Minimum lease payments are apportioned between the finance charge and the liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Financial assets

Purchases and sales of financial assets are recognized on the settlement date, which is the date on which the asset is delivered to or by the Company. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or were transferred and the Company has transferred substantially all risks and rewards of ownership. Financial assets are classified in the following categories at the time of initial recognition based on the purpose for which the financial assets were acquired:

Financial assets at fair value through the consolidated income statement

●	Classification

Financial assets are classified at fair value through the consolidated income statement if acquired principally for the purpose of selling in the short-term, such as financial assets held for trading, or if so designated by management. Assets in this category principally include embedded derivatives.

●	Recognition and measurement

Financial assets carried at fair value through the consolidated income statement are initially recognized, and subsequently carried, at fair value, with changes recognized in the consolidated income statement. Transaction costs are expensed.

Cash, trade and other receivables

●	Classification

Trade and other receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the end of the reporting period, which are classified as non-current assets. “Trade and other receivables” and “Cash and cash equivalents” are classified as current assets in the consolidated statement of financial position.

●	Recognition and measurement

Trade and other receivables are initially recognized at fair value plus transaction costs and subsequently carried at amortized cost using the effective interest method.

Available-for-sale financial assets

●	Classification

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in other non-current financial assets unless management intends to dispose of the investment within 12 months of the end of the reporting period. Included within this category are investments in entities over which the Company does not have control, joint control or significant influence.

●	Recognition and measurement

Investments are initially recognized at fair value plus transaction costs and are subsequently carried at fair value with changes recognized in other comprehensive income. Upon sale or impairment, the accumulated fair value adjustments are recycled from accumulated other comprehensive loss to “Other operating gains, net” within the consolidated income statement.

Offsetting financial instruments

Financial assets and liabilities are offset and reported net in the consolidated statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or to simultaneously realize the asset and settle the liability.

Impairment of financial assets

At the end of each reporting period, the Company assesses whether there is objective evidence that a financial asset is impaired. Impairments are measured as the excess of the carrying amount over the fair value and are recognized in the consolidated income statement.

Derivative financial instruments and hedging

Derivatives are initially recognized at fair value on the date a contract is entered into and are subsequently re-measured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument and the nature of the item being hedged.

The Company documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Non-performance risk, including the Company’s own credit risk, is considered when determining the fair value of financial instruments.

The Company designates certain derivatives as either:

●	Fair value hedges

These are hedges of the fair value of recognized assets, liabilities or a firm commitment. Changes in the fair value of derivatives that are designated as fair value hedges are recorded in the consolidated income statement together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

●	Cash flow hedges

These are hedges of highly probable forecast transactions. The effective portion of changes in the fair value of derivatives that are designated as a cash flow hedge is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the consolidated income statement. Additionally:

—	amounts accumulated in other comprehensive income are recycled to the consolidated income statement in the period when the hedged item will affect earnings;
—	when a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss in other comprehensive income remains in other comprehensive income and is recognized when the forecast transaction is ultimately recognized in the consolidated income statement; and
—	when a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in other comprehensive income is immediately recognized in the consolidated income statement.

Derivatives that do not qualify for hedge accounting

Certain derivative instruments, while providing effective economic hedges, are not designated as hedges for accounting purposes. Changes in the fair value of any derivatives that are not designated as hedges for accounting purposes are recognized within “Other finance (costs) income” or “Operating expenses” in the consolidated income statement consistent with the underlying nature and purpose of the derivative instruments. Settlements from these instruments are classified within “Net cash provided by operating activities” in the consolidated statement of cash flow.

Embedded derivatives

An embedded derivative is a feature within a contract where the cash flows associated with that feature behave in a similar fashion to a stand-alone derivative. The Company has embedded foreign currency derivatives in certain revenue and purchase contracts where the currency of the contract is different from the functional or local currencies of the parties involved. These derivatives are accounted for as separate instruments and are measured at fair value at the end of the reporting period using forward exchange market rates. Changes in their fair values are recognized within “Operating expenses” in the consolidated income statement.

Taxation

Tax expense comprises current and deferred income tax. Tax is recognized in the consolidated income statement except to the extent it relates to items recognized in other comprehensive income or directly in equity.

Current tax

Current tax expense is based on the results for the period as adjusted for items that are currently not taxable or not deductible. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the end of the reporting period. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. Provisions are established where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred tax

Deferred tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated statement of financial position. Deferred tax is calculated using tax rates and laws that have been enacted or substantively enacted at the end of the reporting period, and which are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred tax liabilities:

●	are generally recognized for all taxable temporary differences;
●	are recognized for taxable temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future or create a tax liability; and
●	are not recognized on temporary differences that arise from goodwill that is not deductible for tax purposes.

Deferred tax assets:

●	are recognized to the extent it is probable that taxable profits will be available against which the deductible temporary differences can be utilized; and
●	are reviewed at the end of the reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are not recognized in respect of temporary differences that arise on initial recognition of assets and liabilities acquired other than in a business combination.

Note 2: Critical accounting estimates and judgments

The preparation of financial statements requires management to make estimates and judgments about the future. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Accounting estimates will, by definition, seldom equal the actual results. The following discussion sets forth management’s:

●	most critical estimates and assumptions in determining the value of assets and liabilities; and
●	most critical judgments in applying accounting policies.

Critical accounting estimates and assumptions

Allowance for doubtful accounts and sales adjustments

The Company must make an assessment of whether accounts receivable are collectible from customers. Accordingly, management establishes an allowance for estimated losses arising from non-payment and other sales adjustments, taking into consideration customer creditworthiness, current economic trends and past experience. If future collections differ from estimates, future earnings would be affected. At December 31, 2015, the combined allowances were $103 million, or 6%, of the gross trade accounts receivable balance of $1.8 billion. An increase to the reserve based on 1% of accounts receivable would have decreased pre-tax earnings by approximately $18 million for the year ended December 31, 2015.

Computer software

Computer software represented $1.5 billion of total assets in the consolidated statement of financial position at December 31, 2015. A significant portion of ongoing expenditures relate to software that is developed as part of electronic databases, delivery systems and internal infrastructures, and, to a lesser extent, software sold directly to customers. As part of the software development process, management must estimate the expected period of benefit over which capitalized costs should be amortized. The basis of these estimates includes the timing of technological obsolescence, competitive pressures, historical experience and internal business plans for the use of the software. Due to rapidly changing technology and the uncertainty of the software development process itself, future results could be affected if management’s current assessment of its software projects differs from actual performance.

Other identifiable intangible assets and goodwill

Other identifiable intangible assets and goodwill represented $6.4 billion and $15.9 billion, respectively, of total assets in the consolidated statement of financial position at December 31, 2015. Other identifiable intangible assets and goodwill arise out of business combinations. Business combinations are accounted for under the acquisition method of accounting, which requires the Company to identify and attribute values and estimated lives to the intangible assets acquired based on their estimated fair value. These determinations involve significant estimates and assumptions regarding cash flow projections, economic risk and weighted-average cost of capital. The excess of acquisition cost over the fair value of identifiable net assets acquired is recorded as goodwill.

Subsequent to acquisition, the Company tests other identifiable intangible assets and goodwill for impairment as required. The outcome of these tests is highly dependent on management’s latest estimates and assumptions regarding cash flow projections, economic risk and weighted-average cost of capital.

If future events or results differ adversely from the estimates and assumptions made at acquisition or as part of subsequent impairment tests, the Company could record increased amortization or impairment charges in the future.

See note 16 for discussion of the annual impairment testing of goodwill.

Employee future benefits

The Company sponsors defined benefit plans providing pension and other post-employment benefits to covered employees. The determination of benefit expense associated with employee future benefits requires assumptions such as the discount rate, which is used to measure service cost, benefit plan obligations and the net interest income (expense) on the net benefit plan assets (obligations). Other significant assumptions include expected mortality, the expected rate of increase with respect to future compensation and pension payments as well as the expected healthcare cost trend rate. Because the determination of the cost and obligations associated with employee future benefits requires the use of various assumptions, there is measurement uncertainty inherent in the actuarial valuation process. Actual results will differ from results which are estimated based on assumptions. See note 25 for further details including an estimate of the impact on the consolidated financial statements from changes in the most critical assumptions.

Income taxes

The Company computes an income tax provision in each of the jurisdictions in which it operates. These income tax provisions include amounts that are based upon the Company’s estimates and assumptions regarding prices and values used to record intercompany transactions. Actual amounts of income tax expense only become final upon filing and acceptance of the tax return by the relevant authorities, which occurs subsequent to the issuance of the financial statements. Additionally, estimation of income taxes includes evaluating the recoverability of deferred tax assets based on an assessment of the ability to use the underlying future tax deductions before they expire against future taxable income. The assessment is based upon existing tax laws and estimates of future taxable income. To the extent estimates differ from the final tax return, earnings would be affected in a subsequent period.

In interim periods, the income tax provision is based on estimates of full-year earnings by jurisdiction. The average annual effective income tax rates are re-estimated at each interim reporting date. To the extent that forecasts differ from actual results, adjustments are recorded in subsequent periods. See note 8 for further details on income taxes including a discussion on sensitivity.

Critical judgments in applying accounting policies

Revenue recognition

As described in note 1, the Company assesses the criteria for the recognition of revenue related to arrangements that have multiple components. These assessments require judgment by management to determine if there are separately identifiable components as well as how to allocate the total price among the components. Deliverables are accounted for as separately identifiable components if they can be understood without reference to the series of transactions as a whole. In concluding whether components are separately identifiable, management considers the transaction from the customer’s perspective. Among other factors, management assesses whether the service or good is sold separately by the Company in the normal course of business or whether the customer could purchase the service or good separately. With respect to the allocation of price among components, management uses its judgment to assign a fair value to each component. As evidence of fair value, management looks to such items as the price for the component when sold separately, renewal rates for specific components and prices for a similar product sold separately.

Uncertain tax positions

The Company is subject to taxation in numerous jurisdictions and is routinely under audit by many different taxing authorities in the ordinary course of business. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain, as taxing authorities may challenge some of the Company’s positions and propose adjustments or changes to its tax filings. As a result, the Company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the Company’s best estimates of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of each reporting period and adjusts them based on changing facts and circumstances. Due to the uncertainty associated with tax audits, it is possible that at some future date, liabilities resulting from such audits or related litigation could vary significantly from the Company’s provisions. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

Note 3: Recent accounting pronouncements

Certain pronouncements were issued by the IASB that are effective for accounting periods beginning on or after January 1, 2016. Many of these updates are not applicable or consequential to the Company and have been excluded from the discussion below.

Pronouncements effective for annual periods beginning January 1, 2018:

IFRS 15	Revenue from Contracts with Customers	IFRS 15 is the culmination of a joint project between the IASB and the Financial Accounting Standards Board, the accounting standard setter in the U.S., to create a single revenue standard. The core principle of IFRS 15 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new standard moves away from a revenue recognition model based on an earnings process to an approach that is based on transfer of control of a good or service to a customer. Additionally, the new standard requires disclosures as to the nature, amount, timing and uncertainty of revenues and cash flows arising from contracts with customers. IFRS 15 shall be applied retrospectively to each period presented or retrospectively as a cumulative-effect adjustment as of the date of adoption. The Company is assessing the impact of the new standard on its consolidated financial statements.
IFRS 9	Financial Instruments	IFRS 9 replaces IAS 39 – Financial Instruments: Recognition and Measurement. The new standard addresses classification and measurement, impairment and hedge accounting.

Classification and measurement

The new standard requires the classification of financial assets based on business model and cash flow characteristics measured at either (a) amortized cost; (b) fair value through profit or loss; or (c) fair value through other comprehensive income. For financial liabilities, the standard retains most of the IAS 39 requirements, but where the fair value option is taken, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement.

Impairment

Under the forward looking impairment model, expected credit losses are recognized as soon as a financial asset is originated or purchased, rather than waiting for a trigger event to record a loss.

Hedge accounting

The new standard more closely aligns hedge accounting with an entity’s risk management activities. Specifically, the new standard (a) no longer requires the use of a specific quantitative threshold to determine if the hedging relationship is highly effective in order to qualify for hedge accounting; (b) removes restrictions that prevented some economically rational hedging strategies from qualifying for hedge accounting; and (c) allows purchased options, forwards and non-derivative financial instruments to be hedging instruments in applicable circumstances.

IFRS 9 shall be applied retrospectively to each period presented, subject to the various transition provisions within IFRS 9. The Company is assessing the impact of the new standard on its consolidated financial statements.

Pronouncement effective for annual periods beginning January 1, 2019:
IFRS 16	Leases	IFRS 16 introduces a single accounting model for leases. The standard requires a lessee to recognize assets and liabilities on the statement of financial position for leases having a term of more than 12 months. The Company will begin to assess the impact of the new standard in 2016.

Note 4: Segment information

The Company is organized as four reportable segments reflecting how the businesses are managed: Financial & Risk, Legal, Tax & Accounting and Intellectual Property & Science. The accounting policies applied by the segments are the same as those applied by the Company. The reportable segments offer products and services to target markets as described below.

Financial & Risk

The Financial & Risk segment is a provider of critical news, information and analytics, enabling transactions and connecting communities of trading, investment, financial and corporate professionals. Financial & Risk also provides regulatory and operational risk management solutions.

Legal

The Legal segment is a provider of critical online and print information, decision tools, software and services that support legal, investigation, business and government professionals around the world.

Tax & Accounting

The Tax & Accounting segment is a provider of integrated tax compliance and accounting information, software and services for professionals in accounting firms, corporations, law firms and government.

Intellectual Property & Science

The Intellectual Property & Science segment is a provider of comprehensive intellectual property and scientific information, decision support tools and services that enable the lifecycle of innovation for governments, academia, publishers, corporations and law firms to discover, protect and commercialize new ideas and brands.

The Company also reports “Corporate & Other” and “Other Businesses”. These categories neither qualify as a component of another reportable segment nor as a separate reportable segment.

●	Corporate & Other includes expenses for corporate functions and the Reuters News business, which is comprised of the Reuters News Agency and consumer publishing; and
●	Other Businesses is an aggregation of certain businesses that have been exited through sale or closure that did not qualify for discontinued operations classification.

	YEAR ENDED DECEMBER 31,
	2015	2014
Revenues
Financial & Risk	6,148	6,538
Legal	3,354	3,379
Tax & Accounting	1,417	1,370
Intellectual Property & Science	1,005	1,011
Corporate & Other (includes Reuters News)	296	319
Eliminations	(11)	(12)
Revenues from ongoing businesses	12,209	12,605
Other Businesses	-	2
Consolidated revenues	12,209	12,607

Operating profit
Segment operating profit
Financial & Risk	1,104	951
Legal	985	958
Tax & Accounting	343	295
Intellectual Property & Science	221	239
Corporate & Other (includes Reuters News)	(360)	(305)
Underlying operating profit	2,293	2,138
Other Businesses	-	(6)
Fair value adjustments (see note 5)	7	91
Amortization of other identifiable intangible assets	(581)	(647)
Other operating gains, net	15	969
Consolidated operating profit	1,734	2,545

	DEPRECIATION AND AMORTIZATION OF COMPUTER SOFTWARE		ADDITIONS TO CAPITAL ASSETS(1) AND GOODWILL		TOTAL ASSETS
	YEAR ENDED DECEMBER 31,		YEAR ENDED DECEMBER 31,		DECEMBER 31,
	2015	2014	2015	2014	2015	2014
Financial & Risk	597	640	279	349	15,715	16,678
Legal	253	280	188	172	6,293	6,507
Tax & Accounting	113	122	109	224	2,092	2,207
Intellectual Property & Science	92	89	53	58	1,649	1,767
Reportable segments	1,055	1,131	629	803	25,749	27,159
Corporate & Other (includes Reuters News)	44	44	384	377	3,346	3,438
Total	1,099	1,175	1,013	1,180	29,095	30,597

Geographic Information
			REVENUES		NON-CURRENT ASSETS(2)
			YEAR ENDED DECEMBER 31,		DECEMBER 31,
(by country of origin)			2015	2014	2015	2014
U.S.			6,995	6,869	13,838	14,347
Canada (country of domicile)			309	345	1,194	1,283
Other			303	320	275	450
Americas (North America, Latin America, South America)			7,607	7,534	15,307	16,080

U.K.			1,709	1,955	3,587	3,884
Other			1,625	1,822	4,602	4,828
EMEA (Europe, Middle East and Africa)			3,334	3,777	8,189	8,712

Asia Pacific			1,268	1,296	1,555	1,680
Total			12,209	12,607	25,051	26,472

(1)	Capital assets include computer hardware and other property, computer software and other identifiable intangible assets.

(2)	Non-current assets are primarily comprised of computer hardware and other property, computer software, other identifiable intangible assets, goodwill and investments in equity method investees.

In accordance with IFRS 8, Operating Segments, the Company discloses information about its reportable segments based upon the measures used by management in assessing the performance of those reportable segments.

●	Results from the Reuters News business and Other Businesses are excluded from reportable segments as they do not qualify as a component of the Company’s four reportable segments, nor as a separate reportable segment.
●	The Company uses segment operating profit to measure the operating performance of its reportable segments.

—	The costs of centralized support services such as technology, editorial, real estate, accounting, procurement, legal, and human resources are allocated to each segment based on usage or other applicable measures. However, certain technology and real estate assets associated with these allocations are not included within the reportable segments, but remain in Corporate & Other.
—	Segment operating profit is defined as operating profit before (i) amortization of other identifiable intangible assets; (ii) other operating gains and losses; (iii) certain asset impairment charges; (iv) corporate-related items; and (v) fair value adjustments. Management uses this measure because the Company does not consider these excluded items to be controllable operating activities for purposes of assessing the current performance of the reportable segments.
—	While in accordance with IFRS, the Company’s definition of segment operating profit may not be comparable to that of other companies.

●	Management also uses revenues from ongoing businesses and underlying operating profit to measure its consolidated performance, which includes Reuters News.
—	Revenues from ongoing businesses are revenues from reportable segments and Corporate & Other, less eliminations.
—	Underlying operating profit is comprised of operating profit from reportable segments and Corporate & Other.
—	Other Businesses are excluded from both measures as they are not fundamental to the Company’s strategy.
—	Revenues from ongoing businesses and underlying operating profit do not have standardized meaning under IFRS, and therefore may not be comparable to similar measures of other companies.

Revenue by Classes of Similar Products or Services

The following table sets forth revenues by major type:

	YEAR ENDED DECEMBER 31,
	2015	2014
Electronic, software & services	11,314	11,624
Print	895	983
Total	12,209	12,607

Note 5: Operating expenses

The components of operating expenses include the following:

	YEAR ENDED DECEMBER 31,
	2015	2014
Salaries, commissions and allowances(1)	4,465	4,651
Share-based payments	84	73
Post-employment benefits	262	257
Total staff costs	4,811	4,981
Goods and services(2)	2,163	2,268
Data	943	1,009
Telecommunications	490	569
Real estate	410	473
Fair value adjustments(3)	(7)	(91)
Total operating expenses	8,810	9,209

(1)	Salaries, commissions and allowances include severance costs associated with the Company’s efficiency initiatives.

(2)	Goods and services include professional fees, consulting and outsourcing services, contractors, selling and marketing, and other general and administrative costs.

(3)	Fair value adjustments primarily represent mark-to-market impacts on embedded derivatives and certain share-based awards.

Operating expenses include costs incurred in the ordinary course of business. Operating expenses included charges associated with the Company’s efficiency initiatives of $135 million in 2014. The charges were largely comprised of severance, and recorded primarily within Financial & Risk. Of these charges, $87 million were classified as restructuring charges in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets (see note 20).

Note 6: Other operating gains, net

In 2015, other operating gains, net, of $15 million included a gain from the sale of the Fiduciary Services and Competitive Intelligence unit of the Lipper business, which was formerly managed within the Financial & Risk segment, and a $12 million gain on sale of a Canadian wholly owned subsidiary to a company affiliated with The Woodbridge Company Limited (“Woodbridge”), the Company’s principal shareholder (see note 29). These gains were partly offset by costs associated with acquisitions and divestitures.

In 2014, other operating gains, net, of $969 million were primarily comprised of a $931 million gain related to the release of accumulated foreign currency translation adjustments from shareholders’ equity. The gain was triggered by the loss of control of a subsidiary, which involved the settlement of an intercompany loan that was considered permanent. Additionally, the Company recorded a $36 million gain from the sale of a Canadian wholly owned subsidiary to a company affiliated with Woodbridge (see note 29).

Note 7: Finance costs, net

The components of finance costs, net, include interest expense (income) and other finance costs (income) as follows:

	YEAR ENDED DECEMBER 31,

	2015	2014
Interest expense:
Debt	338	389
Derivative financial instruments – hedging activities	13	(4)
Other	15	21
Fair value (gains) losses on financial instruments:
Debt	-	(5)
Cash flow hedges, transfer from equity (see note 17)	306	225
Fair value hedges (see note 17)	-	13
Net foreign exchange (gains) on debt	(306)	(233)
Net interest expense – debt and other	366	406
Net interest expense – pension and other post-employment benefit plans	52	39
Interest income	(2)	(3)
Net interest expense	416	442

	YEAR ENDED DECEMBER 31,

	2015	2014
Net losses due to changes in foreign currency exchange rates	4	92
Net gains on derivative instruments	(43)	(54)
Losses from redemption of debt securities	-	47
Other finance (income) costs	(39)	85

Net losses due to changes in foreign currency exchange rates

Net losses due to changes in foreign currency exchange rates were principally comprised of amounts related to certain intercompany funding arrangements.

Net gains on derivative instruments

Net gains on derivative instruments were principally comprised of amounts relating to foreign exchange contracts (see note 17).

Losses from redemption of debt securities

Losses from redemption of debt securities represent costs incurred for early extinguishment of debt securities. The 2014 losses included $35 million in debt premiums and $12 million related to the termination of the associated hedging instruments (see note 17).

Note 8: Taxation

The components of tax expense for 2015 and 2014 are as follows:

	YEAR ENDED DECEMBER 31,

	2015	2014
Current tax expense	249	335
Deferred tax benefit	(193)	(273)
Total tax expense	56	62

Taxes on items recognized in “Other comprehensive loss” or directly in equity in 2015 and 2014 are as follows:

	YEAR ENDED DECEMBER 31,

	2015	2014
Deferred tax expense (benefit) on actuarial gains (losses) on defined benefit plans	54	(175)
Deferred tax expense (benefit) on share-based payments	8	(5)
Current tax benefit on share-based payments	(6)	(3)

Below is a reconciliation of income taxes calculated at the Canadian corporate tax rate of 26.5% (2014 – 26.4%) to the tax expense for 2015 and 2014:

	YEAR ENDED DECEMBER 31,
	2015	2014(1)
Income before tax	1,367	2,021
Income before tax multiplied by the standard rate of Canadian corporate tax of 26.5% (2014 – 26.4%)	362	534
Effects of:
Income taxes recorded at rates different from the Canadian tax rate	(489)	(427)
Tax losses for which no benefit is recognized	316	223
Net non-taxable gains on disposal of businesses	(7)	(12)
Net non-taxable foreign exchange and other gains(2)	(172)	(329)
Withholding taxes	32	36
Impact of non-controlling interests	(15)	(13)
Other adjustments related to prior years	(6)	(11)
Impact of tax law changes	11	(10)
Provision for uncertain tax positions	22	23
Derecognition of tax assets that arose in prior years	3	39
Other differences	(1)	9
Total tax expense	56	62

(1)	Prior-period amounts have been reclassified to reflect the current presentation.

(2)	In 2014, includes the impact of the $931 million non-taxable gain related to the release of accumulated foreign currency translation adjustments from shareholders’ equity (see note 6).

The Company’s effective income tax rate on net earnings was 4.1% in 2015 (2014 – 3.1%). A 1% increase in the effective income tax rate would have increased 2015 income tax expense and decreased net earnings by approximately $14 million. The effective income tax rate in both years was lower than the Canadian corporate income tax rate due significantly to the lower tax rates and differing tax rules applicable to certain of the Company’s operating and financing subsidiaries outside Canada. The Company’s effective tax rate depends on the laws of numerous countries and the provisions of multiple income tax conventions between various countries in which the Company operates. Because of the requirements of income tax accounting under IAS 12, Income Taxes, income tax expense can differ significantly from taxes paid in any reporting period. The Company paid income taxes on its world-wide business of $206 million in 2015 (2014 – $257 million).

At December 31, 2015, the consolidated statement of financial position included current taxes receivable of $73 million (2014 – $81 million) within “Prepaid expenses and other current assets” and current taxes payable of $66 million (2014 – $60 million) within “Payables, accruals and provisions”.

Note 9: Earnings per share

Basic earnings per share was calculated by dividing earnings attributable to common shareholders less dividends declared on preference shares by the sum of the weighted-average number of common shares outstanding during the period plus vested deferred share units (“DSUs”). DSUs represent common shares that certain employees have elected to receive in the future upon vesting of share-based compensation awards or in lieu of cash compensation.

Diluted earnings per share was calculated using the denominator of the basic calculation described above adjusted to include the potentially dilutive effect of outstanding stock options and time-based restricted share units (“TRSUs”). The denominator is: (1) increased by the total number of additional common shares that would have been issued by the Company assuming exercise of all stock options with exercise prices below the average market price for the period; and (2) decreased by the number of common shares that the Company could have repurchased if it had used the assumed proceeds from the exercise of stock options to repurchase them on the open market at the average share price for the year.

Earnings used in determining consolidated earnings per share are as follows:

	YEAR ENDED DECEMBER 31,
	2015	2014
Earnings attributable to common shareholders	1,255	1,909
Less: Dividends declared on preference shares	(2)	(3)
Earnings used in consolidated earnings per share	1,253	1,906

The weighted-average number of common shares outstanding, as well as a reconciliation of the weighted-average number of common shares outstanding used in the basic earnings per share computation to the weighted-average number of common shares outstanding used in the diluted earnings per share computation, is presented below:

	YEAR ENDED DECEMBER 31,
	2015	2014
Weighted-average number of common shares outstanding	780,660,107	807,307,267
Weighted-average number of vested DSUs	613,231	589,800
Basic	781,273,338	807,897,067
Effect of stock options and TRSUs	2,865,051	3,033,031
Diluted	784,138,389	810,930,098

There were 375,077 and 2,810,205 share-based compensation awards outstanding at December 31, 2015 and 2014, respectively, where the exercise price was greater than the average market price. Accordingly, these awards were anti-dilutive, and therefore excluded from the diluted earnings per share computation.

Note 10: Cash and cash equivalents

	DECEMBER 31,
	2015	2014
Cash
Cash at bank and on hand	622	633
Cash equivalents
Short-term deposits	9	19
Money market accounts	295	365
Commercial paper investments	-	1
Cash and cash equivalents	926	1,018

Of total cash and cash equivalents, $106 million and $105 million at December 31, 2015 and 2014, respectively, was held in subsidiaries which have regulatory restrictions, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and are therefore not available for general use by the Company.

Note 11: Trade and other receivables

	DECEMBER 31,
	2015	2014
Trade receivables	1,840	1,910
Less: allowance for doubtful accounts	(47)	(61)
Less: allowance for sales adjustments	(56)	(57)
Net trade receivables	1,737	1,792
Other receivables	18	18
Trade and other receivables	1,755	1,810

The aging of gross trade receivables at each reporting date was as follows:

	DECEMBER 31,
	2015	2014
Current	1,126	1,104
Past due 1-30 days	251	320
Past due 31-60 days	121	122
Past due 61-90 days	134	154
Past due >91 days	208	210
Balance at December 31	1,840	1,910

Allowance for doubtful accounts

The change in the allowance for doubtful accounts was as follows:

	DECEMBER 31,
	2015	2014
Balance at beginning of year	61	61
Charges	45	49
Write-offs	(54)	(48)
Acquisitions	-	1
Translation and other, net	(5)	(2)
Balance at end of year	47	61

The Company is exposed to normal credit risk with respect to its accounts receivable and maintains provisions for credit losses. The potential for such losses is mitigated because there is no significant exposure to any single customer and because customer creditworthiness is evaluated before credit is extended.

Note 12: Prepaid expenses and other current assets

	DECEMBER 31,
	2015	2014
Inventory	33	37
Prepaid expenses	358	407
Other current assets	292	213
Prepaid expenses and other current assets	683	657

Other current assets were principally comprised of receivables for current income taxes and value added taxes.

Note 13: Computer hardware and other property

Computer hardware and other property consist of the following:

	COMPUTER HARDWARE	LAND, BUILDINGS AND BUILDING IMPROVEMENTS	FURNITURE, FIXTURES AND EQUIPMENT	TOTAL
Cost:
December 31, 2013	2,010	1,338	548	3,896
Additions:
Capital expenditures	238	34	55	327
Acquisitions	-	-	2	2
Disposals	(5)	(1)	(2)	(8)
Removed from service	(24)	(10)	(4)	(38)
Transfer to assets held for sale	(1)	-	-	(1)
Translation and other, net	(60)	(38)	(17)	(115)
December 31, 2014	2,158	1,323	582	4,063
Additions:
Capital expenditures	166	38	63	267
Transfer to assets held for sale	-	(2)	(1)	(3)
Removed from service	(21)	(11)	(15)	(47)
Translation and other, net	(61)	(27)	(20)	(108)
December 31, 2015	2,242	1,321	609	4,172

Accumulated depreciation:
December 31, 2013	(1,605)	(642)	(358)	(2,605)
Current year depreciation	(249)	(92)	(56)	(397)
Disposals	4	1	1	6
Removed from service	24	10	4	38
Transfer to assets held for sale	1	-	-	1
Translation and other, net	48	16	12	76
December 31, 2014	(1,777)	(707)	(397)	(2,881)
Current year depreciation	(225)	(75)	(47)	(347)
Transfer to assets held for sale	-	1	1	2
Removed from service	21	11	15	47
Translation and other, net	50	12	12	74
December 31, 2015	(1,931)	(758)	(416)	(3,105)

Carrying amount:
December 31, 2014	381	616	185	1,182
December 31, 2015	311	563	193	1,067

Fully depreciated assets are retained in cost and accumulated depreciation accounts until such assets are removed from service. Proceeds from disposals are netted against the related assets and the accumulated depreciation and included within “Operating profit” in the consolidated income statement.

Note 14: Computer software

Computer software consists of the following:

	2015	2014
Cost:
Balance at January 1,	6,027	5,403
Additions:
Internally developed	669	623
Purchased	50	58
Acquisitions	5	16
Removed from service	(53)	(7)
Transfer to assets held for sale	(10)	(13)
Translation and other, net	(72)	(53)
Balance at December 31,	6,616	6,027

Accumulated amortization:
Balance at January 1,	(4,498)	(3,781)
Current year amortization	(752)	(778)
Removed from service	53	7
Transfer to assets held for sale	5	9
Translation and other, net	62	45
Balance at December 31,	(5,130)	(4,498)

Carrying amount at December 31:	1,486	1,529

Fully amortized assets are retained in cost and accumulated amortization accounts until such assets are removed from service. Proceeds from disposals are netted against the related assets and the accumulated amortization and included within “Operating profit” in the consolidated income statement.

Note 15: Other identifiable intangible assets

	INDEFINITE USEFUL LIFE	FINITE USEFUL LIFE
	TRADE NAMES	TRADE NAMES	CUSTOMER RELATIONSHIPS	DATABASES AND CONTENT	OTHER	TOTAL
Cost:
December 31, 2013	2,646	366	6,955	934	1,917	12,818
Acquisitions	-	2	46	8	1	57
Transfer to assets held for sale	-	-	(11)	(1)	-	(12)
Translation and other, net	-	(6)	(256)	(22)	(51)	(335)
December 31, 2014	2,646	362	6,734	919	1,867	12,528
Acquisitions	-	2	4	-	1	7
Transfer to assets held for sale	-	-	-	(3)	-	(3)
Removed from service	-	(5)	-	-	(38)	(43)
Translation and other, net	-	(9)	(205)	(23)	(52)	(289)
December 31, 2015	2,646	350	6,533	893	1,778	12,200

Accumulated amortization:
December 31, 2013	-	(236)	(2,801)	(533)	(1,358)	(4,928)
Current year amortization	-	(42)	(470)	(70)	(65)	(647)
Transfer to assets held for sale	-	-	8	1	-	9
Translation and other, net	-	6	107	13	36	162
December 31, 2014	-	(272)	(3,156)	(589)	(1,387)	(5,404)
Current year amortization	-	(33)	(423)	(60)	(65)	(581)
Transfer to assets held for sale	-	-	-	3	-	3
Removed from service	-	5	-	-	38	43
Translation and other, net	-	7	94	16	39	156
December 31, 2015	-	(293)	(3,485)	(630)	(1,375)	(5,783)
Carrying amount:
December 31, 2014	2,646	90	3,578	330	480	7,124
December 31, 2015	2,646	57	3,048	263	403	6,417

The carrying amount of other identifiable intangible assets at December 31, 2015 includes the following:

●	$1,939 million of indefinite-lived trade names and $1,882 million of customer relationships, which have a remaining amortization period of six to eight years, each arising from the Reuters acquisition; and
●	$707 million of indefinite-lived trade names associated with West.

The following table shows the carrying amount of indefinite-lived identifiable intangible assets by cash-generating unit:

	DECEMBER 31,
Cash-Generating Unit	2015	2014
Financial & Risk	1,939	1,939
West(1)	707	707
Total indefinite-lived intangible assets	2,646	2,646

(1)	A CGU within the Legal segment which uses the West brand name.

Based on the strength, long history and expected future use of these trade names, they have been assigned indefinite lives.

The Company performed its annual test for impairment of indefinite-lived intangible assets in the fourth quarter of 2015. The key assumptions used in performing the impairment test were as follows:

Cash-Generating Unit	PERPETUAL GROWTH RATE(1)	DISCOUNT RATE	PRE-TAX ROYALTY RATE
Financial & Risk	3.0%	8.7%	3.5%
West	2.0%	7.3%	5.0%

(1)	The perpetual growth rate is applied to the final year of cash flow projections.

The estimated fair value less costs of disposal of the trade names exceeded their carrying values by more than 78% for each of the trade names. As a result, no impairment was recorded. Based on sensitivity analysis, no reasonably possible change in assumptions would cause the carrying amount of any trade name to exceed its recoverable amount.

Note 16: Goodwill

The following table presents goodwill for the years ended December 31, 2015 and 2014:

	2015	2014
Cost:
Balance at January 1,	19,243	19,842
Acquisitions	15	97
Transfer to assets held for sale	(40)	(2)
Translation and other, net	(585)	(694)
Balance at December 31,	18,633	19,243

Accumulated impairment:
Balance at January 1,	(2,840)	(2,971)
Translation	85	131
Balance at December 31,	(2,755)	(2,840)

Carrying amount at December 31:	15,878	16,403

Impairment test of goodwill

The Company performed its annual goodwill impairment test in the fourth quarter of 2015. The estimated fair value less costs of disposal of all CGUs exceeded their carrying values. As a result, no goodwill impairment was recorded.

The Company has four CGUs to which goodwill is allocated and monitored by management. The following table shows the carrying amount of goodwill by CGU:

	DECEMBER 31,
Cash-Generating Unit	2015	2014
Financial & Risk	9,839	10,181
Legal	3,657	3,730
Tax & Accounting	1,329	1,420
Intellectual Property & Science	1,053	1,072
Total goodwill	15,878	16,403

The valuation techniques, significant assumptions and sensitivities applied in the goodwill impairment test are described below. The selection and application of valuation techniques and the determination of significant assumptions requires judgment.

Valuation Techniques

As with previous impairment tests, the recoverable value of each CGU was based on fair value less costs of disposal, using a weighted-average of the income approach and market approach. IFRS 13, Fair Value Measurement, defines fair value as a market-based measurement rather than an entity-specific measurement. Therefore, the fair value of the CGU must be measured using the assumptions that market participants would use rather than those related specifically to the Company. In particular, the discount and tax rates used in the income approach reflect market participant assumptions. To calculate these market participant assumptions, publicly available data was gathered from companies operating in businesses similar to each CGU, which includes key competitors. As certain inputs to the valuation are not based on observable market data, the recoverable value of each CGU is categorized in Level 3 of the fair value measurement hierarchy.

Income approach

The income approach is predicated upon the value of the future cash flows that a business will generate. The Company used the discounted cash flow (“DCF”) method, which involves projecting cash flows and converting them into a present value equivalent through discounting. The discounting process uses a rate of return that is commensurate with the risk associated with the business and the time value of money. This approach requires assumptions about revenue growth rates, operating margins, capital expenditures, tax rates and discount rates.

Market approach

The market approach assumes that companies operating in the same industry will share similar characteristics and that company values will correlate to those characteristics. Therefore, a comparison of a CGU to similar companies whose financial information is publicly available may provide a reasonable basis to estimate fair value. Under the market approach, fair value is calculated based on EBITDA multiples of benchmark companies comparable to the businesses in each CGU. Data for the benchmark companies was obtained from publicly available information.

Significant Assumptions

Weighting of Valuation Techniques

The Company weighted the results of the two valuation techniques noted above, consistently applied to each CGU, as follows: 60% income approach/40% market approach. The Company believes that given volatility in capital markets, it is appropriate to apply a heavier weighting to the income approach.

Cash Flow Projections

Cash flow projections were based on the Company’s internal budget. The Company projected cash flows for a period of three years and applied a perpetual growth rate thereafter, as prescribed by IAS 36, Impairment of Assets. In order to project cash flows for the three year period, the Company considered growth in revenues and costs as well as capital expenditures. In preparing its projections, the Company considered past experience, economic trends such as GDP growth and inflation as well as industry and market trends. The projections also took into account the expected impact from efficiency and restructuring initiatives, new product launches, customer retention, as well as the maturity of the markets in which each business operates.

Discount Rate

The Company assumed a discount rate in order to calculate the present value of its projected cash flows. The discount rate represented a weighted-average cost of capital (“WACC”) for comparable companies operating in similar industries as the applicable CGU, based on publicly available information. The WACC is an estimate of the overall required rate of return on an investment for both debt and equity owners and serves as the basis for developing an appropriate discount rate. Determination of the WACC requires separate analysis of the cost of equity and the cost of debt. The cost of equity reflects the long-term risk-free interest rate associated with U.S. Treasury bonds and considers a risk premium based on an assessment of risks related to the projected cash flows of each CGU.

Lower discount rates were applied to CGUs whose cash flows are expected to be less volatile due to factors such as the maturity of the market they serve and their market position. Higher discount rates were applied to CGUs whose cash flows are expected to be more volatile due to competition, or participation in less stable geographic markets.

Tax Rate

The tax rates applied to the projections were based on effective tax rates of comparable companies operating in similar industries as the applicable CGU, based on publicly available information, or statutory tax rates. Tax assumptions are sensitive to changes in tax laws and the jurisdictions in which profits are earned.

The key assumptions used in performing the impairment test, by CGU, are presented below:

Cash-Generating Unit	PERPETUAL GROWTH RATE(1)	DISCOUNT RATE	TAX RATE
Financial & Risk	3.0%	8.7%	28.0%
Legal	2.5%	7.3%	36.5%
Tax & Accounting	3.0%	9.1%	38.0%
Intellectual Property & Science	3.0%	8.9%	37.4%

(1)	The perpetual growth rate is applied to the final year of cash flow projections.

Results and Sensitivities

The fair value for each CGU was in excess of its carrying value. The excess was 34% (approximately $5.0 billion) for Financial & Risk and over 100% for each of the other three CGUs. For all four CGUs, the sensitivity analysis demonstrates that no reasonably possible change in the perpetual growth, discount rate or income tax assumptions would cause the carrying amounts of any CGU to exceed its recoverable amount.

In 2015, the Financial & Risk CGU improved its revenue performance (in constant currency) and expanded its operating margins through efficiency initiatives. The excess of its fair value over its carrying value increased from 19% (approximately $3.0 billion) in 2014 to 34% (approximately $5.0 billion), representing the fourth year of improvement.

The free cash flow growth projections and certain key assumptions underlying the fair value of all CGU’s are subject to risks and uncertainties that could cause future results to differ materially from current expectations. Specifically, the CGU’s cash flow projections could be impacted by deterioration in macroeconomic conditions, including potential impacts of regulation on customers, changes in customer buying patterns or competitive pressures. The Company’s assumption of perpetual growth could be impacted by changes in long-term outlooks for global inflation. Additionally, the discount rate, tax rate and EBITDA multiples are based on those for comparable companies and are driven by market conditions and prevailing tax laws.

Note 17: Financial instruments

Financial assets and liabilities

Financial assets and liabilities in the consolidated statement of financial position were as follows:

DECEMBER 31, 2015	CASH, TRADE AND OTHER RECEIVABLES	ASSETS/ (LIABILITIES) AT FAIR VALUE THROUGH EARNINGS	DERIVATIVES USED FOR HEDGING(1)	AVAILABLE FOR SALE	OTHER FINANCIAL LIABILITIES	TOTAL
Cash and cash equivalents	926	-	-	-	-	926
Trade and other receivables	1,755	-	-	-	-	1,755
Other financial assets - current	55	121	-	-	-	176
Other financial assets - non-current	56	24	-	36	-	116
Current indebtedness	-	-	-	-	(1,555)	(1,555)
Trade payables (see note 19)	-	-	-	-	(305)	(305)
Accruals (see note 19)	-	-	-	-	(1,520)	(1,520)
Other financial liabilities - current(2)	-	(15)	-	-	(223)	(238)
Long term indebtedness	-	-	-	-	(6,829)	(6,829)
Other financial liabilities - non-current	-	(15)	(370)	-	(2)	(387)
Total	2,792	115	(370)	36	(10,434)	(7,861)

DECEMBER 31, 2014	CASH, TRADE AND OTHER RECEIVABLES	ASSETS/ (LIABILITIES) AT FAIR VALUE THROUGH EARNINGS	DERIVATIVES USED FOR HEDGING(1)	AVAILABLE FOR SALE	OTHER FINANCIAL LIABILITIES	TOTAL
Cash and cash equivalents	1,018	-	-	-	-	1,018
Trade and other receivables	1,810	-	-	-	-	1,810
Other financial assets - current	44	117	-	-	-	161
Other financial assets - non-current	55	45	1	26	-	127
Current indebtedness	-	-	-	-	(534)	(534)
Trade payables (see note 19)	-	-	-	-	(411)	(411)
Accruals (see note 19)	-	-	-	-	(1,578)	(1,578)
Other financial liabilities - current(2)	-	(24)	(85)	-	(156)	(265)
Long term indebtedness	-	-	-	-	(7,576)	(7,576)
Other financial liabilities - non-current	-	(34)	(122)	-	(5)	(161)
Total	2,927	104	(206)	26	(10,260)	(7,409)

(1)	Derivatives are entered into with specific objectives for each transaction, and are linked to specific assets, liabilities, firm commitments or highly probable forecasted transactions.

(2)	Includes a commitment to repurchase up to $165 million (2014 – $115 million) related to the Company’s pre-defined plan with its broker to repurchase the Company’s shares during its internal trading blackout period. See note 22.

Fair Value

The fair values of cash, trade and other receivables, trade payables and accruals approximate their carrying amounts because of the short-term maturity of these instruments. The fair value of long term debt and related derivative instruments is set forth in the section below entitled “Debt and Related Derivative Instruments”.

Fair value gains and losses from derivative financial instruments

Fair value gains and losses from derivative financial instruments recognized in the consolidated income statement and consolidated statement of changes in equity were as follows:

	YEAR ENDED DECEMBER 31,
	2015		2014
	FAIR VALUE GAIN (LOSS) THROUGH EARNINGS	FAIR VALUE GAIN (LOSS) THROUGH EQUITY	FAIR VALUE GAIN (LOSS) THROUGH EARNINGS	FAIR VALUE GAIN (LOSS) THROUGH EQUITY
Embedded derivatives	24	-	88	-
Foreign exchange contracts	44	-	54	-
Hedging instruments:
Cross currency interest rate swaps - fair value hedges	-	-	(13)	-
Cross currency interest rate swaps - cash flow hedges	(306)	18	(225)	35
Forward interest rate swaps - cash flow hedges	(1)	-	1	-
	(239)	18	(95)	35

Debt and Related Derivative Instruments

Carrying Amounts

Amounts recorded in the consolidated statement of financial position are referred to as “carrying amounts”. The carrying amounts of primary debt are reflected in “Long-term indebtedness” and “Current indebtedness” and the carrying amounts of derivative instruments are included in “Other financial assets” and “Other financial liabilities”, both current and non-current in the consolidated statement of financial position, as appropriate.

Fair Value

The fair value of debt is estimated based on either quoted market prices for similar issues or current rates offered to the Company for debt of the same maturity. The fair value of interest rate swaps are estimated based upon discounted cash flows using applicable current market rates and taking into account non-performance risk.

The following is a summary of debt and related derivative instruments that hedge the cash flows of the debt:

	CARRYING AMOUNT		FAIR VALUE
DECEMBER 31, 2015	PRIMARY DEBT INSTRUMENTS	DERIVATIVE INSTRUMENTS LIABILITY	PRIMARY DEBT INSTRUMENTS	DERIVATIVE INSTRUMENTS LIABILITY
Bank and other	17	-	19	-
Commercial paper	1,037	-	1,037	-
C$500, 3.369% Notes, due 2019	358	109	374	109
C$750, 4.35% Notes, due 2020	537	182	581	182
C$550, 3.309% Notes, due 2021	394	79	405	79
$500, 0.875% Notes, due 2016	500	-	499	-
$550, 1.30% Notes, due 2017	548	-	546	-
$550, 1.65% Notes, due 2017	548	-	547	-
$1,000, 6.50% Notes, due 2018	997	-	1,102	-
$500, 4.70% Notes, due 2019	498	-	535	-
$350, 3.95% Notes, due 2021	348	-	361	-
$600, 4.30% Notes, due 2023	594	-	615	-
$450, 3.85% Notes, due 2024	445	-	442	-
$350, 4.50% Notes, due 2043	340	-	300	-
$350, 5.65% Notes, due 2043	340	-	351	-
$400, 5.50% Debentures, due 2035	394	-	411	-
$500, 5.85% Debentures, due 2040	489	-	531	-
Total	8,384	370	8,656	370
Current portion	1,555	-
Long-term portion	6,829	370

	CARRYING AMOUNT		FAIR VALUE
DECEMBER 31, 2014	PRIMARY DEBT INSTRUMENTS	DERIVATIVE INSTRUMENTS LIABILITY	PRIMARY DEBT INSTRUMENTS	DERIVATIVE INSTRUMENTS LIABILITY
Bank and other	14	-	16	-
C$600, 5.70% Notes, due 2015	518	85	529	85
C$500, 3.369% Notes, due 2019	430	39	447	39
C$750, 4.35% Notes, due 2020	644	76	699	76
C$550, 3.309% Notes, due 2021	472	7	482	7
$500, 0.875% Notes, due 2016	498	-	497	-
$550, 1.30% Notes, due 2017	547	-	547	-
$550, 1.65% Notes, due 2017	547	-	547	-
$1,000, 6.50% Notes, due 2018	995	-	1,134	-
$500, 4.70% Notes, due 2019	498	-	541	-
$350, 3.95% Notes, due 2021	347	-	367	-
$600, 4.30% Notes, due 2023	594	-	638	-
$450, 3.85% Notes, due 2024	445	-	455	-
$350, 4.50% Notes, due 2043	340	-	347	-
$350, 5.65% Notes, due 2043	340	-	405	-
$400, 5.50% Debentures, due 2035	393	-	450	-
$500, 5.85% Debentures, due 2040	488	-	584	-
Total	8,110	207	8,685	207
Current portion	534	85
Long-term portion	7,576	122

The Company has entered into the following derivative instruments to hedge its exposures on indebtedness:

Cross-currency interest rate swaps

To hedge currency risk exposures, the Company enters into fixed-to-fixed cross-currency interest rate swaps, which swap Canadian dollar principal and interest payments into U.S. dollars. These instruments were designated as cash flow hedges and were recorded in the consolidated statement of financial position at their fair value, which was a net liability position of $370 million at December 31, 2015 (2014 – net liability position of $207 million). The details of these instruments are set forth below:

RECEIVED	PAID	HEDGED RISK	YEAR OF MATURITY	PRINCIPAL AMOUNT
2015 cash flow hedges
Canadian dollar fixed	U.S. dollar fixed	Foreign exchange	2019	478
Canadian dollar fixed	U.S. dollar fixed	Foreign exchange	2020	731
Canadian dollar fixed	U.S. dollar fixed	Foreign exchange	2021	483
2014 cash flow hedges
Canadian dollar fixed	U.S. dollar fixed	Foreign exchange	2015	593
Canadian dollar fixed	U.S. dollar fixed	Foreign exchange	2019	478
Canadian dollar fixed	U.S. dollar fixed	Foreign exchange	2020	731
Canadian dollar fixed	U.S. dollar fixed	Foreign exchange	2021	483

Forward Starting Interest Rate Swaps

At December 31, 2014, the Company had forward starting interest rate swaps outstanding with a notional value of $150 million. The instruments were intended to hedge variability in future interest payments on anticipated debt issuances due to changes in benchmark interest rates. These instruments were designated as cash flow hedges and recorded in the consolidated statement of financial position at their fair value. The swaps were settled in 2015 as the forecasted hedge transaction was no longer expected to occur, which resulted in a loss of $1 million that was recorded within “Other finance costs” in the consolidated income statement. There were no other interest rate hedging contracts outstanding at December 31, 2015 and 2014.

Currency Risk Exposures

At each reporting date presented, substantially all indebtedness was denominated in U.S. dollars or had been swapped into U.S. dollar obligations.

The carrying amount of debt, all of which is unsecured, was denominated in the following currencies:

	BEFORE CURRENCY HEDGING ARRANGEMENTS		AFTER CURRENCY HEDGING ARRANGEMENTS(1)
	2015	2014	2015	2014
Canadian dollar	1,289	2,064	-	-
U.S. dollar	7,078	6,032	8,763	8,309
Euro	10	13	10	13
Other currencies	7	1	7	1
	8,384	8,110	8,780	8,323

(1)	Excludes fair value adjustments of $26 million and $6 million at December 31, 2015 and 2014, respectively associated with the interest related fair value component of hedging instruments.

Interest Rate Risk Exposures

At December 31, 2015, substantially all indebtedness of $8,780 million (after swaps) pays interest at fixed rates. The weighted-average interest rate was 3.7%, including commercial paper borrowings of $1,037 million (2014 – 4.1%).

Long-term Debt Activity

The following table provides information regarding notes that the Company issued and repaid in 2015 and 2014:

MONTH/YEAR	TRANSACTION	PRINCIPAL AMOUNT (IN MILLIONS)
Notes issued
September 2014	1.65% Notes, due 2017	US$550
September 2014	3.85% Notes, due 2024	US$450
November 2014	3.309% Notes, due 2021	C$550(1)
Notes repaid
July 2015	5.70% Notes, due 2015	C$600
December 2014	5.20% Notes, due 2014	C$600
December 2014	6.00% Notes, due 2016	C$750

(1)	Converted to US$483 million principal amount at an interest rate of 3.28% after cross currency swap agreements that were designated as cash flow hedges.

In 2015, The Company repaid C$600 million ($593 million after swaps) of notes upon maturity, principally from cash on hand which included proceeds from earlier commercial paper issuances. In 2014, proceeds from debt issuances were used for general corporate purposes, including funding early redemptions of notes, the repayment of notes upon maturity and share repurchases. In 2014, the Company repaid C$600 million ($492 million after swaps) and C$750 million ($622 million after swaps) of notes.

Commercial Paper

Under its commercial paper programs, the Company may issue up to $2.0 billion of notes. At December 31, 2015, current indebtedness included $1,037 million (2014 – nil) of outstanding commercial paper within the consolidated statement of financial position.

Credit Facility

The Company has a $2.5 billion syndicated credit facility agreement which matures in May 2018. The facility may be utilized to provide liquidity for general corporate purposes (including support for its commercial paper programs). There were no borrowings under the credit facility in 2015 and 2014.

The Company may request an increase, subject to approval by applicable lenders, in the lenders’ commitments up to a maximum amount of $3.0 billion.

Based on the Company’s credit ratings, the cost of borrowing under the agreement is priced at LIBOR/EURIBOR plus 100 basis points. If the Company’s long-term debt rating was downgraded by Moody’s or Standard & Poor’s, the facility fee and borrowing costs may increase, although availability would be unaffected. Conversely, an upgrade in the Company’s ratings may reduce the facility fee and borrowing costs.

The Company guarantees borrowings by its subsidiaries under the credit facility. The Company must also maintain a ratio of net debt as of the last day of each fiscal quarter to EBITDA as defined in the credit agreement (earnings before interest, income taxes, depreciation and amortization and other modifications described in the credit agreement) for the last four quarters ended of not more than 4.5:1. The Company was in compliance with this covenant at December 31, 2015.

Foreign Exchange Contracts

The Company uses foreign exchange contracts to manage foreign exchange risk on cash flows excluding indebtedness. Specifically, the Company mitigates such exposure by entering into a series of exchange contracts to purchase or sell certain currencies in the future at fixed amounts. The cumulative U.S. dollar notional amounts of contracts outstanding at December 31, 2015 and 2014 were as follows:

	DECEMBER 31,
Sell (buy)	2015	2014
Euros	527	575
British pounds sterling	(260)	(311)
Japanese yen	58	124

The 2015 arrangements settle at various dates over the next 12 months. The fair value of contracts outstanding at December 31, 2015 was a net asset of $5 million (2014 – net asset of $41 million).

Embedded Derivatives

The majority of embedded derivatives arise as a result of U.S. dollar pricing of customer agreements by subsidiaries outside of the U.S. At December 31, 2015, the fair value of embedded derivatives represented a net receivable of $112 million (2014 – net receivable of $93 million).

Available for Sale Investments

At December 31, 2015 and 2014, available for sale investments were $36 million and $26 million, respectively, and are reported within “Other financial assets” – non-current in the consolidated statement of financial position.

Financial Risk Management

The Company’s operations are diverse and global in nature and, therefore expose it to a variety of financial risks, which include market risk (primarily currency risk and interest rate risk), credit risk and liquidity risk. The Company’s risk management approach is to minimize the potential adverse effects from these risks on its financial performance. Financial risk management is carried out by a centralized corporate treasury group under strict guidelines and process controls. The corporate treasury group identifies, evaluates and hedges financial risks. Relative to financial risks within the businesses, the corporate treasury group designs a risk management approach in close cooperation with each of the operating segments. The overall approach is under the oversight of the Chief Financial Officer.

Market Risk

Currency Risk

The Company’s consolidated financial statements are expressed in U.S. dollars but a significant portion of its business is conducted in other currencies. Changes in the exchange rates for such currencies into U.S. dollars can increase or decrease revenues, operating profit, net earnings and the carrying values of assets and liabilities.

●	changes in exchange rates between 2014 and 2015 decreased consolidated revenues by approximately 5%;
●	the translation effects of changes in exchange rates in the consolidated statement of financial position were net translation losses of $570 million in 2015 (2014 – net translation losses of $627 million), which were recorded within accumulated other comprehensive loss in shareholders’ equity;
●	in 2015, there were no accumulated foreign currency translation gains or losses (2014 – gains of $941 million) recycled from equity to the consolidated income statement (see note 6); and
●	the Company only uses derivative instruments to reduce foreign currency and interest rate exposures. In particular, Canadian dollar borrowings are generally converted to U.S. dollar obligations through the use of currency swap arrangements. At each reporting date presented, substantially all indebtedness was denominated in U.S. dollars or had been swapped into U.S. dollar obligations. Additionally, the Company enters into forward contracts to mitigate foreign exchange risk related to operating cash flows other than the U.S. dollar.

The table below shows the impact that a hypothetical change in foreign currency exchange rates would have on earnings as a result of changes in fair values of financial instruments as of December 31, 2015.

	10% WEAKENING IN FOREIGN CURRENCY VS. US$ (IN MILLIONS)
(Decrease) increase to earnings	£	€	OTHER CURRENCIES	TOTAL
Impact on earnings from financial assets and liabilities(1)	(4)	(26)	2	(28)
Impact on earnings from non-permanent intercompany loans	122	(17)	(27)	78
Total impact on earnings	118	(43)	(25)	50

(1)	Excludes debt which has been swapped into U.S. dollar obligations.

Interest Rate Risk

The Company is exposed to fluctuations in interest rates with respect to cash and cash equivalents and long-term borrowings.

As of December 31, 2015, the majority of $926 million in cash and cash equivalents (2014 – $1,018 million) was comprised of interest-bearing assets. Based on amounts as of December 31, 2015, a 100 basis point increase in interest rates would increase annual interest income by approximately $6 million (2014 – $7 million).

At December 31, 2015, substantially all indebtedness of $8,780 million (after swaps) pays interest at fixed rates. If the U.S. dollar interest rates were to increase by 100 basis points, the gain taken to equity in relation to debt-related cash flow hedges would be $78 million (2014 – $97 million). The equivalent increase in Canadian dollar interest rates would result in a loss taken to equity in relation to cash flow hedges of $62 million (2014 – $89 million). A corresponding decrease in respective interest rates would have an approximately equal and opposite effect.

As of December 31, 2015, there were no derivatives designated as fair value hedges.

Price Risk

The Company has no significant exposure to price risk from equity securities or commodities.

Credit Risk

Credit risk arises from cash and cash equivalents and derivative financial instruments, as well as credit exposure to customers including outstanding receivables. The Company attempts to minimize credit exposure to various instruments as follows:

●	cash investments are placed with high-quality financial institutions with limited exposure to any one institution. At December 31, 2015, approximately 95% of cash and cash equivalents were held by institutions that were rated at “A-” or higher by at least one of the major credit rating agencies;
●	counterparties to derivative contracts are major investment-grade international financial institutions and exposure to any single counterparty is monitored and limited; and
●	the Company assesses the creditworthiness of its customers.

No allowance for credit losses on financial assets was required as of December 31, 2015, other than the allowance for doubtful accounts (see note 11). Further, no financial or other assets have been pledged.

The Company’s maximum exposure with respect to credit, assuming no mitigating factors, would be the aggregate of its cash and cash equivalents $926 million (2014 – $1,018 million), derivative exposure nil (2014 – $1 million), trade and other receivables $1,755 million (2014 – $1,810 million) and other financial assets $256 million (2014 – $261 million).

Liquidity Risk

A centralized treasury function ensures that the Company maintains funding flexibility by assessing future cash flow expectations and by maintaining sufficient capacity under its committed borrowing facilities. Cash flow estimates are based on rolling forecasts of operating, investing and financing flows. Such forecasting also takes into account borrowing limits, cash restrictions and compliance with debt covenants.

Cash which is surplus to working capital requirements is managed by the centralized treasury function which invests it in money market funds or bank money market deposits, choosing maturities which are aligned with expected cash needs based on the rolling forecast process. In addition, the Company maintains commercial paper programs, which provide cost-effective and flexible short-term funding.

The table below sets forth non-derivative and derivative financial liabilities by maturity based on the remaining period from December 31, 2015 and 2014, respectively, to the contractual maturity date. The amounts disclosed are the contractual undiscounted cash flows.

DECEMBER 31, 2015	2016	2017	2018	2019	2020	THEREAFTER	TOTAL
Long-term debt(1)	500	1,100	1,000	869	557	3,411	7,437
Interest payable(1)	299	289	254	206	175	1,857	3,080
Debt-related hedges outflows(2)	58	58	58	528	768	497	1,967
Debt-related hedges inflows(2)	(49)	(49)	(49)	(411)	(589)	(424)	(1,571)
Commercial paper	1,037	-	-	-	-	-	1,037
Trade payables	305	-	-	-	-	-	305
Accruals	1,520	-	-	-	-	-	1,520
Other financial liabilities	255	17	-	-	-	-	272
Total	3,925	1,415	1,263	1,192	911	5,341	14,047

DECEMBER 31, 2014	2015	2016	2017	2018	2019	THEREAFTER	TOTAL
Long-term debt(1)	514	500	1,100	1,000	927	4,110	8,151
Interest payable(1)	328	308	298	263	213	2,039	3,449
Debt-related hedges outflows(2)	672	58	58	58	528	1,266	2,640
Debt-related hedges inflows(2)	(589)	(58)	(58)	(58)	(476)	(1,160)	(2,399)
Trade payables	411	-	-	-	-	-	411
Accruals	1,578	-	-	-	-	-	1,578
Other financial liabilities	194	39	-	-	-	-	233
Total	3,108	847	1,398	1,263	1,192	6,255	14,063

(1)	Represents contractual principal and interest payments. Future cash flows have been calculated using forward foreign exchange rates.

(2)	Future cash flows have been calculated using forward foreign exchange rates.

Capital Management

The Company follows a disciplined capital management strategy that remains focused on:

●	Growing free cash flow and balancing the cash generated between reinvestment in the business and returns to shareholders; and
●	Maintaining a strong balance sheet, solid credit ratings and ample financial flexibility to support the execution of the Company’s business strategy.

As at December 31, 2015, total capital was comprised of equity with a fair value of $28.9 billion and debt of $8.4 billion. As at December 31, 2015, cash and cash equivalents were $0.9 billion.

The Company’s existing sources of liquidity generate sufficient funding for the company to meet its current obligations as well as allowing for: (i) reinvestment in the business; (ii) debt service; and (iii) returns to shareholders in the form of dividends and share buybacks. The Company’s investment grade credit provides added financial flexibility and the ability to borrow to support the operations and growth strategies of the business.

As of December 31, 2015, the Company’s credit ratings were as follows:

	MOODY’S	STANDARD & POOR’S	DBRS LIMITED	FITCH
Long-term debt	Baa2	BBB+	BBB (high)	BBB+
Commercial paper	P-2	A-2	R-2 (high)	F2
Trend/Outlook	Stable	Stable	Stable	Stable

The Company also monitors its capital on the basis of “net debt”. Net debt is defined as total indebtedness, including the associated fair value of hedging instruments, but excluding the associated unamortized transaction costs and premiums or discounts and the interest-related fair value component of hedging instruments, less cash and cash equivalents. As the Company hedges some of its debt to reduce risk, the hedging instruments are included in the measurement of the total obligation associated with its outstanding debt. However, because the Company generally intends to hold the debt and related hedges to maturity, it does not consider the associated fair value of the interest-related component of hedging instrument in the measurement of net debt.

The following table presents the calculation of net debt:

	DECEMBER 31,
	2015	2014
Current indebtedness	1,555	534
Long-term indebtedness	6,829	7,576
Total debt	8,384	8,110
Swaps	370	207
Total debt after swaps	8,754	8,317
Remove fair value adjustments for hedges(1)	26	6
Total debt after currency hedging arrangements	8,780	8,323
Remove transaction costs and discounts included in the carrying value of debt	67	78
Less: cash and cash equivalents(2)	(926)	(1,018)
Net debt	7,921	7,383

(1)	Represents the interest related fair value component of hedging instruments that are removed to reflect net cash outflow upon maturity.

(2)	Of total cash and cash equivalents, $106 million and $105 million at December 31, 2015 and 2014, respectively, was held in subsidiaries which have regulatory restrictions, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and are therefore not available for general use by the Company.

Fair value estimation

The following fair value measurement hierarchy is used for financial instruments that are measured in the consolidated statement of financial position at fair value:

●	Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;
●	Level 2 – inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and
●	Level 3 – inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The levels used to determine fair value measurements for those instruments carried at fair value in the consolidated statement of financial position are as follows:

DECEMBER 31, 2015				TOTAL
Assets	LEVEL 1	LEVEL 2	LEVEL 3	BALANCE
Embedded derivatives(1)	-	132	-	132
Foreign exchange contracts(2)	-	13	-	13
Financial assets at fair value through earnings	-	145	-	145
Available for sale investments(3)	6	30	-	36
Total assets	6	175	-	181

Liabilities
Embedded derivatives(1)	-	(20)	-	(20)
Foreign exchange contracts(2)	-	(8)	-	(8)
Contingent consideration(4)	-	-	(2)	(2)
Financial liabilities at fair value through earnings	-	(28)	(2)	(30)
Derivatives used for hedging(5)	-	(370)	-	(370)
Total liabilities	-	(398)	(2)	(400)

DECEMBER 31, 2014				TOTAL
Assets	LEVEL 1	LEVEL 2	LEVEL 3	BALANCE
Embedded derivatives(1)	-	104	-	104
Foreign exchange contracts(2)	-	58	-	58
Financial assets at fair value through earnings	-	162	-	162
Derivatives used for hedging(5)	-	1	-	1
Available for sale investments(3)	8	18	-	26
Total assets	8	181	-	189

Liabilities
Embedded derivatives(1)	-	(11)	-	(11)
Foreign exchange contracts(2)		(17)	-	(17)
Contingent consideration(4)	-	-	(30)	(30)
Financial liabilities at fair value through earnings	-	(28)	(30)	(58)
Derivatives used for hedging(5)	-	(207)	-	(207)
Total liabilities	-	(235)	(30)	(265)

(1)	Largely related to U.S. dollar pricing of customer agreements by subsidiaries outside of the U.S.

(2)	Used to manage foreign exchange risk on cash flows excluding indebtedness.

(3)	Investments in entities over which the Company does not have control, joint control or significant influence.

(4)	Obligations to pay additional consideration for prior acquisitions.

(5)	Comprised of fixed-to-fixed cross-currency swaps on indebtedness. The 2014 period also included forward starting interest rate swaps.

The Company recognizes transfers into and transfers out of the fair value measurement hierarchy levels as of the date of the event or a change in circumstances that caused the transfer. There were no transfers between hierarchy levels for the years ending December 31, 2015 and 2014.

Valuation Techniques

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2. If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Specific valuation techniques used to value financial instruments include:

●	quoted market prices or dealer quotes for similar instruments;
●	the fair value of currency and interest rate swaps and forward foreign exchange contracts is calculated as the present value of the estimated future cash flows based on observable yield curves; and
●	the fair value of contingent consideration is calculated based on estimates of future revenue performance.

Offsetting Financial Assets and Financial Liabilities

The Company is subject to master netting arrangements with certain counterparties. Certain of these arrangements allow for the netting of assets and liabilities in the ordinary course of business, and are reflected on a net basis on the consolidated statement of financial position. In other circumstances, netting is permitted only in the event of bankruptcy or default of either party to the agreement, and such amounts are not netted in the consolidated statement of financial position. This information is summarized in the table below.

Financial assets	GROSS FINANCIAL ASSETS	GROSS FINANCIAL LIABILITIES NETTED AGAINST ASSETS	NET FINANCIAL ASSETS IN THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION	RELATED FINANCIAL LIABILITIES NOT NETTED	NET AMOUNT
Derivative financial assets	13	-	13(1)	(5)	8
Cash and cash equivalents	43	(40)	3(2)	-	3
December 31, 2015	56	(40)	16	(5)	11

Derivative financial assets	58	-	58(1)	(21)	37
Cash and cash equivalents	142	(130)	12(2)	-	12
December 31, 2014	200	(130)	70	(21)	49

Financial liabilities	GROSS FINANCIAL LIABILITIES	GROSS FINANCIAL ASSETS NETTED AGAINST LIABILITIES	NET FINANCIAL LIABILITIES IN THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION	RELATED FINANCIAL ASSETS NOT NETTED	NET AMOUNT
Derivative financial liabilities	378	-	378(3)	(5)	373
Bank indebtedness	40	(40)	-(2)	-	-
December 31, 2015	418	(40)	378	(5)	373

Derivative financial liabilities	222	-	222(3)	(21)	201
Bank indebtedness	130	(130)	-(2)	-	-
December 31, 2014	352	(130)	222	(21)	201

(1)	Included within “Other financial assets” – current and “Other financial assets”- non-current in the consolidated statement of financial position.

(2)	Included within “Cash and cash equivalents” in the consolidated statement of financial position.

(3)	Included within “Other financial liabilities” – current and “Other financial liabilities” – non-current in the consolidated statement of financial position.

Note 18: Other non-current assets

	DECEMBER 31,
	2015	2014
Net defined benefit plan surpluses (see note 25)	19	20
Cash surrender value of life insurance policies	283	281
Equity method investments	173	174
Other non-current assets	69	61
Total other non-current assets	544	536

Note 19: Payables, accruals and provisions

	DECEMBER 31,
	2015	2014
Trade payables	305	411
Accruals	1,520	1,578
Provisions (see note 20)	176	210
Other current liabilities	277	244
Total payables, accruals and provisions	2,278	2,443

Note 20: Provisions and other non-current liabilities

	DECEMBER 31,
	2015	2014
Net defined benefit plan obligations (see note 25)	1,311	1,366
Deferred compensation and employee incentives	242	225
Provisions	117	169
Uncertain tax positions	338	309
Other non-current liabilities	116	102
Total provisions and other non-current liabilities	2,124	2,171

The following table presents the movement in provisions for the years ended December 31, 2015 and 2014:

	RESTRUCTURING	EMPLOYEE RELATED	OTHER	TOTAL
Balance at December 31, 2013	140	136	279	555
Charges	87	32	6	125
Utilization	(192)	(86)	(17)	(295)
Translation and other, net	(6)	(7)	7	(6)
Balance at December 31, 2014	29	75	275	379
Less: short-term provisions	15	75	120	210
Long-term provisions	14	-	155	169

Balance at December 31, 2014	29	75	275	379
Charges	-	65	3	68
Utilization	(22)	(84)	(39)	(145)
Translation and other, net	-	(4)	(5)	(9)
Balance at December 31, 2015	7	52	234	293
Less: short-term provisions	6	52	118	176
Long-term provisions	1	-	116	117

Restructuring

The Company incurred $87 million in 2014 of charges related to efficiency initiatives within the Financial & Risk segment. The charges primarily consisted of severance costs associated with reductions in workforce to de-layer the organization and to decommission legacy platforms and products as customers are upgraded to Thomson Reuters Eikon and Thomson Reuters Elektron. The long-term restructuring provisions remaining at December 31, 2015 are expected to be paid in 2017.

Employee-related

Employee-related provisions represent severance associated with various efficiency-related plans implemented across the Company’s businesses. The employee-related provisions remaining at December 31, 2015 are expected to be paid in 2016.

Other

Other provisions include lease retirement obligations, which arise when the Company agrees to restore a leased property to a specified condition at the completion of the lease period. Lease retirement provisions relate primarily to leases which expire over the next six years.

Note 21: Deferred tax

The movements of deferred tax assets and liabilities are shown below:

Deferred tax liabilities (assets)		GOODWILL AND OTHER IDENTIFIABLE INTANGIBLE ASSETS	COMPUTER SOFTWARE, COMPUTER HARDWARE AND OTHER PROPERTY	OTHER(1)	TOTAL
December 31, 2013		1,930	5	788	2,723
Acquisitions		14	2	–	16
Benefit to income statement		(103)	(53)	(171)	(327)
Translation and other, net		(54)	(2)	22	(34)
December 31, 2014		1,787	(48)	639	2,378

Acquisitions		2	–	–	2
Benefit to income statement		(121)	(65)	(42)	(228)
Translation and other, net		(48)	2	(15)	(61)
December 31, 2015		1,620	(111)	582	2,091

Deferred tax assets	TAX LOSSES	EMPLOYEE BENEFITS	DEFERRED AND SHARE-BASED COMPENSATION	OTHER	TOTAL
December 31, 2013	171	300	140	285	896
(Expense) benefit to income statement	(76)	18	9	(5)	(54)
Benefit to equity	–	175	5	–	180
Translation and other, net	(7)	(8)	–	(12)	(27)
December 31, 2014	88	485	154	268	995
(Expense) benefit to income statement	(12)	21	(2)	(42)	(35)
(Expense) benefit to equity	–	(58)	(8)	4	(62)
Translation and other, net	(4)	(3)	–	(18)	(25)
December 31, 2015	72	445	144	212	873

Net deferred liability at December 31, 2014					(1,383)
Net deferred liability at December 31, 2015					(1,218)

(1)	Includes $436 million (2014 – $427 million) related to intercompany sales of certain technology and content assets as part of the Company’s consolidation of the ownership and management of these assets.

The estimated recovery period for the deferred tax balances is shown below:

	DECEMBER 31,
	2015	2014
Deferred tax liabilities
Deferred tax liabilities to be recovered after more than 12 months	2,071	2,345
Deferred tax liabilities to be recovered within 12 months	20	33
Total deferred tax liabilities	2,091	2,378

Deferred tax assets
Deferred tax assets to be recovered after more than 12 months	735	833
Deferred tax assets to be recovered within 12 months	138	162
Total deferred tax assets	873	995
Net deferred tax liability	1,218	1,383

At December 31, 2015, the Company had Canadian tax losses carried forward of $1,628 million, tax losses carried forward in other jurisdictions of $3,172 million, and U.S. state tax losses carried forward which, at current U.S. state rates, have an estimated value of $13 million. If not utilized, the majority of the Canadian tax losses and U.S. state tax losses carried forward will expire between 2016 and 2035. The majority of the tax losses carried forward in other jurisdictions may be carried forward indefinitely.

Deferred tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. The ability to realize the tax benefits of these losses is dependent upon a number of factors, including the future profitability of operations in the jurisdictions in which the tax losses arose. At December 31, 2015, the Company did not recognize deferred tax assets of $1,278 million related to $4,748 million of tax losses carried forward.

At December 31, 2015, the Company had $647 million of capital losses carried forward which may only be used to offset future capital gains. The deferred tax asset not recognized in respect of these losses was $98 million.

No deferred tax is recognized on the temporary differences associated with investments in subsidiaries and joint ventures to the extent that the Company is able to control the timing and reversal of such differences, or the reversal would not create a tax liability. These temporary differences are primarily attributable to the undistributed earnings of non-Canadian subsidiaries, which were $13.6 billion at December 31, 2015 (2014 – $14.1 billion).

Note 22: Capital

The change in capital, which includes stated capital and contributed surplus, was as follows:

	NUMBER OF COMMON SHARES	STATED CAPITAL	SERIES II, CUMULATIVE REDEEMABLE PREFERENCE SHARE CAPITAL	CONTRIBUTED SURPLUS	TOTAL CAPITAL
Balance, December 31, 2013	820,155,832	10,060	110	177	10,347
Shares issued under DRIP	893,222	33	-	-	33
Stock compensation plans	3,522,777	129	-	4	133
Repurchases of common shares(1)	(28,555,617)	(356)	-	-	(356)
Balance, December 31, 2014	796,016,214	9,866	110	181	10,157
Shares issued under DRIP	831,068	33	-	-	33
Stock compensation plans	3,675,566	147	-	(15)	132
Repurchases of common shares(1)	(35,927,984)	(470)	-	-	(470)
Balance, December 31, 2015	764,594,864	9,576	110	166	9,852

(1)	Stated capital includes $(55) million and $(35) million in 2015 and 2014, respectively, related to the Company’s pre-defined share repurchase plan. See share repurchases below.

Common shares of the Company have no par value and the authorized common share capital is an unlimited number of shares.

Dividends

Dividends on common shares are declared in U.S. dollars. Details of dividends declared per share are as follows:

	YEAR ENDED DECEMBER 31,
	2015	2014
Dividends declared per common share	$1.34	$1.32

In the consolidated statement of cash flow, dividends paid on common shares are shown net of amounts reinvested in the DRIP. Details of dividend reinvestment are as follows:

	YEAR ENDED DECEMBER 31,
	2015	2014
Dividend reinvestment	33	33

Registered holders of common shares may participate in the DRIP, under which cash dividends are automatically reinvested in new common shares. Common shares are valued at the weighted-average price at which the shares traded on the TSX during the five trading days immediately preceding the record date for the dividend.

Share Repurchases

The Company may buy back shares (and subsequently cancel them) from time to time as part of its capital strategy. In May 2015, the Company renewed its normal course issuer bid (“NCIB”) to purchase up to 30 million common shares. In February 2016, the Company amended its NCIB to increase the maximum number of common shares that it can purchase up to 39.2 million shares. Under the NCIB, the Company may repurchase these shares between May 28, 2015 and May 27, 2016 in open market transactions on the TSX, the NYSE and/or other exchanges and alternative trading systems, if eligible, or by such other means as may be permitted by the TSX and/or NYSE or under applicable law, including private agreement purchases if the Company receives issuer bid exemption orders from applicable securities regulatory authorities in Canada for such purchases. In 2015, the Company privately repurchased 10 million common shares at a discount to the then-prevailing market price (following the Company’s receipt of issuer bid exemption orders from the Ontario Securities Commission).

Details of share repurchases were as follows:

	YEAR ENDED DECEMBER 31,
	2015	2014
Share repurchases (millions of U.S. dollars)	1,417	1,023
Shares repurchased (millions)	35.9	28.3
Share repurchases – average price per share	$39.42	$36.17

The Company may elect to suspend or discontinue its share repurchases at any time, in accordance with applicable laws. From time to time when the Company does not possess material nonpublic information about itself or its securities, it may enter into a pre-defined plan with its broker to allow for the repurchase of shares at times when the Company ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with the Company’s broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended. The Company entered into such plans with its broker on December 31, 2015 and on December 31, 2014. As a result, the Company recorded a liability of $165 million in “Other financial liabilities” within current liabilities at December 31, 2015 ($115 million at December 31, 2014) with a corresponding amount recorded in equity in the consolidated statement of financial position in both periods.

Series II, Cumulative Redeemable Preference Shares

The authorized preference share capital of the Company is an unlimited number of preference shares without par value. The directors are authorized to issue preference shares without par value in one or more series, and to determine the number of shares in, and terms attaching to, each such series. As of December 31, 2015 and 2014, 6,000,000 Series II, cumulative redeemable preference shares were authorized, issued and outstanding. The Series II preference shares are non-voting and are redeemable at the option of the Company for C$25.00 per share, together with accrued dividends. Dividends are payable quarterly at an annual rate of 70% of the Canadian bank prime rate applied to the stated capital of such shares.

Note 23: Non-controlling interests

In 2014, the non-controlling interests of Tradeweb contributed $120 million in exchange for additional shares. Post this transaction, the Company continued to own the majority of the equity interests and retained control of the entity. The carrying amount of the non-controlling interests was increased by $81 million to reflect the change in their relative ownership interest. The change in the Company’s ownership interest of $39 million did not result in a change in control, and was therefore accounted for as an equity transaction within retained earnings.

The contribution from the non-controlling interests is included in “Other financing activities” in the consolidated statement of cash flow.

Note 24: Share-based compensation

The Company operates a number of equity-settled and cash-settled share-based compensation plans under which it receives services from employees as consideration for equity instruments of the Company or cash payments. Each plan is described below:

Stock Incentive Plan

Under its stock incentive plan, the Company may grant stock options, TRSUs, performance restricted share units (“PRSUs”) and other awards to certain employees for a maximum of up to 50 million common shares. As of December 31, 2015, there were 7,121,298 awards available for grant (2014 – 9,955,842).

The following table summarizes the methods used to measure fair value for each type of award and the related vesting period over which compensation expense is recognized:

			EQUITY-SETTLED	CASH-SETTLED(1)
TYPE OF AWARD	VESTING PERIOD	FAIR VALUE MEASURE	COMPENSATION EXPENSE BASED ON:
Stock options	Up to four years	Black-Scholes option pricing model	Fair value on business day prior to grant date	Fair value at reporting date
TRSUs	Up to seven years	Closing common share price	Fair value on business day prior to grant date	Fair value at reporting date
PRSUs	Three year performance period	Closing common share price	Fair value on business day prior to grant date	Fair value at reporting date

(1)	Cash-settled awards represent the portion of certain share-based compensation related to withholding tax, which the Company funds from its own cash.

Additional information on each type of award is as follows:

Stock Options

The maximum term of an option is 10 years from the grant date. Under the plan, options may be granted by reference to the Company’s common share price on the NYSE or TSX.

The weighted-average fair value of options granted for the years ended December 31, 2015 and 2014 and principal assumptions used in applying the Black-Scholes option pricing model were as follows:

	2015	2014
Weighted-average fair value ($)	3.91	4.50
Weighted-average of key assumptions:
Share price ($)	39.50	34.15
Exercise price ($)	39.50	34.15
Risk-free interest rate	1.7%	1.9%
Dividend yield	3.8%	3.8%
Volatility factor	18%	22%
Expected life (in years)	5	6

The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. The model requires the use of subjective assumptions, including expected stock-price volatility. Historical data has been considered in setting the assumptions.

Time-Based Restricted Share Units (TRSUs)

TRSUs give the holder the right to receive one common share for each unit that vests on the vesting date. The holders of TRSUs have no voting rights and accumulate additional units based on notional dividends paid by the Company on its common shares on each dividend payment date, which are reinvested as additional TRSUs. The weighted-average fair value of TRSUs granted was $39.98 and $34.94 for the years ended December 31, 2015 and 2014, respectively.

Performance Restricted Share Units (PRSUs)

PRSUs give the holder the right to receive one common share for each unit that vests on the vesting date. The holders of PRSUs have no voting rights and accumulate additional units based on notional dividends paid by the Company on its common shares on each dividend payment date, which are reinvested as additional PRSUs. The percentage of PRSUs initially granted that vests depends upon the Company’s performance, typically over a three-year period, against pre-established performance goals. Between 0% and 200% of the initial amounts may vest for grants made from 2013 through 2015.

The weighted-average fair value of PRSUs granted was $39.49 and $34.04 for the years ended December 31, 2015 and 2014, respectively.

Employee Stock Purchase Plan (ESPP)

The Company maintains an ESPP whereby eligible employees can purchase common shares at a 15% discount to the closing share price on the NYSE on the last business day of each quarter. Each quarter, employees may elect to authorize payroll deductions from their eligible compensation, up to a maximum of $21,250 per year (or a comparable amount in foreign currency for the global ESPP). The discount is expensed as incurred. A maximum of 21 million common shares can be purchased through the ESPP. The maximum number of shares currently issuable for the U.S. ESPP is 15 million and for the global ESPP is 6 million.

Share Appreciation Rights (SARs)

The Company has a phantom stock plan that provides for the granting of stock appreciation rights (“SARs”) and other cash-based awards to certain employees. SARs provide the opportunity to receive a cash payment equal to the fair market value of the Company’s common shares less the grant price. SARs vest over a four year period and expire four to ten years after the grant date. Compensation expense is recognized based on the fair value of the awards that are expected to vest and remain outstanding at the end of the reporting period using a Black-Scholes option pricing model. There were no SAR grants in 2015 and 2014.

The movement in the number of awards outstanding and their related weighted-average exercise prices are as follows:

	STOCK OPTIONS	TRSUs	PRSUs	SARs	TOTAL	WEIGHTED- AVERAGE EXERCISE PRICE ($)(1)
Awards outstanding in thousands:
Outstanding at December 31, 2013	10,123	4,239	3,824	84	18,270	33.38
Granted	1,743	872	1,416	-	4,031	34.15
Exercised	(1,714)	(468)	(814)	(15)	(3,011)	31.06
Forfeited	(450)	(542)	(896)	-	(1,888)	30.76
Expired	(343)	-	-	(12)	(355)	38.56
Outstanding at December 31, 2014	9,359	4,101	3,530	57	17,047	33.85
Exercisable at December 31, 2014	5,596	-	-	57	5,653	34.90

Granted	2,584	864	1,207	-	4,655	39.50
Exercised	(2,332)	(556)	(764)	(28)	(3,680)	34.22
Forfeited	(645)	(457)	(673)	-	(1,775)	36.47
Expired	(53)	-	-	(4)	(57)	39.30
Outstanding at December 31, 2015	8,913	3,952	3,300	25	16,190	35.14
Exercisable at December 31, 2015	4,550	-	-	25	4,575	34.30

(1)	Represents the weighted-average exercise price for stock options and SARs. TRSUs and PRSUs are excluded as they entitle holders to receive common shares upon vesting without an associated exercise price.

The weighted-average share price at the time of exercise for all of the awards described above was $39.98 per share (2014 – $36.43).

Share-based compensation expense included in the consolidated income statement for years ended December 31, 2015 and 2014 was as follows:

	STOCK OPTIONS	TRSUs	PRSUs	OTHERS(2)	TOTAL
December 31, 2015(1)	5	25	46	5	81
December 31, 2014(1)	7	31	37	6	81

(1)	Includes income of $3 million at December 31, 2015 (2014 – expense of $8 million) relating to the revaluation of withholding taxes on share-based compensation awards, which is included within fair value adjustments in the presentation of “Operating expenses” in note 5.

(2)	Principally comprised of expense related to ESPP and SARs.

The Company recorded a liability for cash-settled share incentive awards of $111 million at December 31, 2015 (2014 – $90 million). The intrinsic value of the liability for vested awards was $24 million (2014 – $17 million).

The following table summarizes additional information relating to stock options and SARs outstanding at December 31, 2015:

Range of exercise prices(1)	NUMBER OUTSTANDING (IN THOUSANDS)	WEIGHTED- AVERAGE REMAINING CONTRACTUAL LIFE (YEARS)	WEIGHTED- AVERAGE EXERCISE PRICE FOR AWARDS OUTSTANDING	NUMBER EXERCISABLE (IN THOUSANDS)	WEIGHTED- AVERAGE EXERCISE PRICE FOR AWARDS EXERCISABLE
0.00 – 30.00	1,766	5.57	$27.29	1,337	$26.95
30.01 – 35.00	2,381	7.81	$32.94	740	$32.46
35.01 – 40.00	4,117	6.89	$38.52	1,824	$37.28
40.01 – 45.00	674	1.13	$42.82	674	$42.82
Total	8,938			4,575

(1)	TRSUs and PRSUs are excluded as they entitle holders to receive common shares upon vesting without an associated exercise price.

Note 25: Employee benefit plans

Retirement Benefits

The Company sponsors both defined benefit and defined contribution employee future benefit plans covering substantially all employees. Costs for future employee benefits are accrued over the periods in which employees earn the benefits. Defined benefit plans provide pension and other post-employment benefits (“OPEB”) to covered employees. Significant plans are valued under IAS 19, Employee Benefits, by independent qualified actuaries using the projected unit credit method.

The most significant funded defined benefit plans are the Thomson Reuters Group Pension Plan (“TRGP”), covering U.S. employees, and the Reuters Pension Fund (“RPF”), Supplementary Pension Scheme (“SPS”) and The Thomson Corporation PLC Pension Scheme (“TTC”), covering U.K. employees, collectively the “Large U.K. plans”. The Company also has unfunded obligations consisting of supplemental executive retirement plans (“SERPs”) and OPEB consisting largely of retiree medical benefits, both primarily in the U.S. Defined benefit obligations in the rest of the world are less significant.

Defined benefit plan design and governance

Benefits payable are generally based on salary and years of service, although each plan has a unique benefits formula. Employees in the Large U.K. plans (and in some smaller global plans) may also make voluntary contributions to augment future benefits. The normal retirement age is typically in the range of 60 to 65 years and benefits are generally payable in annuity or lump sum upon retirement. Most plans include provisions for early retirement, death, survivor and disability benefits. Under the Large U.K. plans, vested benefits of former employees who are not yet of retirement age are held in deferment. Under the TRGP, effective January 1, 2015, former employees and future terminating employees with vested benefits have the option to receive benefits as a lump sum or to defer benefits until retirement. In addition, future TRGP retirees may receive benefits in lump sum or annuity. Existing TRGP pensions in payment are not affected by the changes introduced in 2015. See “Net defined benefit plan obligations” below for additional information. Eligible benefits under the Large U.K. plans also increase based on inflation, whereas TRGP benefits are not indexed to inflation. In some countries, the Company operates cash balance plans (accounted for as defined benefit obligations) where the accumulated balance on the pension account is based on employee and employer allocations and a promised annual crediting rate.

Except where required by law, virtually all defined benefit plans are closed to new employees. However, most new employees are eligible to participate in defined contribution plans.

The TRGP is a qualified pension plan in the U.S. and is governed by the Employee Retirement Income Security Act of 1974 (“ERISA”). In its role as plan fiduciary, the Company has a policy to contribute at least the minimum required amount under ERISA.

Similar to the TRGP, the Company bears the cost of the Large U.K. plans (less employee contributions). However, the responsibility for the management and governance of each of the Large U.K. plans lies with an independent trustee board (the “Trustees”). The Trustees are responsible for carrying out triennial valuations (unless circumstances require an earlier review) and securing funding for benefit payments. In order to develop funding valuations and investment policies, the Trustees consult with the plan’s actuary (who is independent of the Company’s actuary), the plan’s investment advisors (also independent of the Company’s investment advisors) and the Company. The Trustees and the Company are required to agree on a schedule of contributions in support of funding objectives. The Company has separate funding agreements with the respective Large U.K. plan’s Trustees that provide for ongoing contributions to fund current service accruals and scheduled deficit recovery contributions to remedy prior funding deficits over a period of several years. These arrangements are updated in conjunction with the triennial valuations. The amount of RPF and SPS plan assets that can be recognized on the Company’s consolidated statement of financial position is limited by plan restrictions that ensure any expected surplus assets at plan termination belong to the plan (and therefore its participants). This limitation is known as the asset ceiling restriction.

Other international locations operate various pension plans in accordance with local regulations and practices.

Net defined benefit plan obligations

The movement on net defined benefit plan obligations was as follows:

	PENSION PLANS(1)		OPEB(1)		TOTAL(1)
	2015	2014	2015	2014	2015	2014
As of January 1	(1,124)	(621)	(222)	(202)	(1,346)	(823)
Plan expense recognized in income statement	(152)	(128)	(15)	(12)	(167)	(140)
Actuarial gains (losses)	39	(485)	71	(23)	110	(508)
Exchange differences	15	15	2	3	17	18
Contributions paid	80	90	9	11	89	101
Other	7	5	(2)	1	5	6
Net plan obligations as of December 31	(1,135)	(1,124)	(157)	(222)	(1,292)	(1,346)
Net plan surpluses recognized in non-current assets					19	20
Net plan obligations recognized in non-current liabilities					(1,311)	(1,366)

(1)	Includes amounts for immaterial defined benefit and OPEB plans that are not included in the detailed analysis below.

Changes to retirement benefits:

The TRGP was amended, effective January 1, 2015, to offer future retiring or terminating employees and current terminated vested participants the following:

●	A permanent, ongoing option to receive benefits as a lump sum; and
●	Updated optional form factors used to convert single life annuity to other annuity types (to reflect improvements to life expectancy).

These changes resulted in a $3 million past service cost charges in 2014 that is reported within “Other operating gains, net” in the consolidated income statement. As a result of the amendment, the timing of TRGP benefit payments initially accelerated by approximately $75 million in 2015, but is expected to normalize thereafter. The lump sum option is intended to mitigate volatility in the TRGP’s funded status, as certain obligations may settle earlier.

Analysis of material defined benefit plans

The net surpluses (obligations) of the material defined benefit plans recognized in the consolidated statement of financial position were as follows:

	FUNDED		UNFUNDED(1)		OPEB		TOTAL

AS OF DECEMBER 31,	2015	2014	2015	2014	2015	2014	2015	2014
Present value of plan obligations	(6,518)	(6,958)	(314)	(339)	(133)	(203)	(6,965)	(7,500)
Fair value of plan assets	5,944	6,470	-	-	-	-	5,944	6,470
	(574)	(488)	(314)	(339)	(133)	(203)	(1,021)	(1,030)
Unrecognized plan assets(2)	(235)	(288)	-	-	-	-	(235)	(288)
Net plan obligations	(809)	(776)	(314)	(339)	(133)	(203)	(1,256)	(1,318)
Net plan surpluses	15	14	-	-	-	-	15	14
Net plan obligations	(824)	(790)	(314)	(339)	(133)	(203)	(1,271)	(1,332)

(1)	Unfunded pension plans consist of SERPs for eligible employees.

(2)	Unrecognized plan assets are not included in the consolidated statement of financial position because they are not considered recoverable, as the Company cannot unilaterally reduce future contributions in order to utilize the surplus. The Company considered the related plans’ funded status, expected future service accruals and employer contribution commitments in determining the plan assets that are subject to this asset ceiling restriction.

Defined benefit obligation

The following summarizes activity in the defined benefit obligation:

PRESENT VALUE OF DEFINED BENEFIT OBLIGATION	FUNDED		UNFUNDED		OPEB		TOTAL

	2015	2014	2015	2014	2015	2014	2015	2014
Opening defined benefit obligation	(6,958)	(6,048)	(339)	(303)	(203)	(181)	(7,500)	(6,532)
Current service cost	(86)	(79)	(3)	(3)	(2)	(2)	(91)	(84)
Past service cost	-	(3)	-	(1)	-	-	-	(4)
Administration fees	(14)	(16)	-	-	-	-	(14)	(16)
Interest cost	(250)	(269)	(13)	(14)	(7)	(8)	(270)	(291)
Actuarial gains (losses) from changes in financial assumptions(1)	223	(827)	10	(26)	3	(9)	236	(862)
Actuarial gains (losses) from changes in demographic assumptions(2)	37	(189)	5	(14)	20	(11)	62	(214)
Experience gains (losses)(3)	6	(21)	(2)	(1)	50	(2)	54	(24)
Contributions by employees	(10)	(15)	-	-	(2)	(2)	(12)	(17)
Benefits paid	291	218	18	20	9	10	318	248
Administration fees disbursements	13	15	-	-	-	-	13	15
Curtailment gain	-	4	-	-	-	1	-	5
Exchange differences	215	258	3	2	-	-	218	260
Other	15	14	7	1	(1)	1	21	16
Closing defined benefit obligation	(6,518)	(6,958)	(314)	(339)	(133)	(203)	(6,965)	(7,500)

(1)	Gains in 2015 were primarily associated with an increase in discount rates at the measurement date, compared to the prior measurement date. (Losses in 2014 were primarily associated with a decrease in discount rates at the measurement date, compared to the prior measurement date).

(2)	Gains in 2015 were primarily associated with new 2015 mortality tables issued by the Society of Actuaries in the United States, reflecting shorter life expectancy (Losses in 2014 were primarily associated with longevity improvements in the Large U.K. plans and 2014 mortality tables issued by the Society of Actuaries in the United States).

(3)	Gains in 2015 in OPEB reflect improved retiree medical claims experience.

The total closing defined benefit obligation can be further analyzed by participant group and by geography.

	2015	2014		2015	2014
Active employees	27%	27%	U.S.	40%	40%
Deferred	35%	35%	U.K.	52%	52%
Retirees	38%	38%	Rest of world	8%	8%
Closing defined benefit obligation	100%	100%		100%	100%

The weighted-average duration of plan obligations were as follows:

YEARS	2015	2014
TRGP	16	18
RPF	20	20
SPS	14	15
TTC	18	19

Plan assets

The following summarizes activity in plan assets:

FAIR VALUE OF PLAN ASSETS	FUNDED		UNFUNDED		OPEB		TOTAL

	2015	2014	2015	2014	2015	2014	2015	2014
Opening fair value of plan assets	6,470	5,788	-	-	-	-	6,470	5,788
Interest income(1)	230	259	-	-	-	-	230	259
Return on plan assets excluding amounts included in interest income (expense)(2)	(292)	838	-	-	-	-	(292)	838
Contributions by employer	64	68	18	20	7	8	89	96
Contributions by employees	10	15	-	-	2	2	12	17
Benefits paid(3)	(291)	(218)	(18)	(20)	(9)	(10)	(318)	(248)
Administration fees disbursements	(13)	(15)	-	-	-	-	(13)	(15)
Exchange differences	(217)	(256)	-	-	-	-	(217)	(256)
Other	(17)	(9)	-	-	-	-	(17)	(9)
Closing fair value of plan assets	5,944	6,470	-	-	-	-	5,944	6,470

(1)	Interest income is calculated using the discount rate for the period.

(2)	Return on plan assets represents the difference between the actual return on plan assets and the interest income computed using the discount rate (which also considers limitations from unrecognized plan assets).

(3)	The increase in benefits paid is attributable to the 2015 introduction of a lump sum benefits payment option in the TRGP. See “Changes to retirement benefits” above for additional information.

Investment policy of funded plans

Plan assets are invested to adequately secure benefits and to minimize the Company’s long-term contributions to the plans. However, specific investment allocations will vary across plans. The Company funds unfunded and OPEB plans as claims are made.

Plan fiduciaries, comprised of the Company or plan trustees, set investment policies and strategies for each funded plan and oversee investment allocation, which includes selecting investment managers, commissioning periodic asset-liability studies and setting long-term strategic targets. Investment allocation takes into consideration a number of factors, including the funded status of the plan, a balance between risk and return, the plan’s liquidity needs, current and expected economic and market conditions, specific asset class risk as well as the risk profile and maturity pattern of the respective plan.

Target investment allocation ranges are guidelines, not limitations. Funded plans may have broadly diversified portfolios with investments in equities, fixed income, real estate, insurance contracts, derivatives and other asset classes through direct ownership or through other instruments such as mutual funds, commingled funds and hedge funds. Derivatives may be used to achieve investment objectives or as a component of risk management such as for interest rate and currency management strategies.

In aggregate, the major categories of plan assets for funded plans were as follows:

	QUOTED(1)		UNQUOTED		TOTAL

	2015	2014	2015	2014	2015	2014
Equities(2)
U.S.	134	146	124	133	258	279
U.K.	9	13	-	3	9	16
All other	182	210	1,010	939	1,192	1,149
Bonds(3)
Corporate
U.S.	285	332	451	512	736	844
U.K.	-	-	881	1,092	881	1,092
All other	8	9	47	84	55	93
Government
U.S.	-	-	271	306	271	306
U.K.	-	-	1,031	1,097	1,031	1,097
All other	-	-	5	3	5	3
Other fixed income	157	178	275	177	432	355
Multi-asset(4)
U.K.	-	-	96	101	96	101
All other	-	4	463	253	463	257
Property	24	24	116	137	140	161
Insurance	-	-	83	144	83	144
Derivatives	-	-	88	199	88	199
Cash and cash equivalents	20	96	176	267	196	363
Other	5	3	3	8	8	11
Total	824	1,015	5,120	5,455	5,944	6,470

(1)	Asset valuation based on Level 1 evidence under the fair value hierarchy: quoted prices (unadjusted) in active markets for identical assets or liabilities.

(2)	Equities include direct shareholdings and funds focused on equity strategies.

(3)	Bonds include direct credit holdings and funds focused on fixed income strategies. Within this grouping, Government includes debt issued by national, state and local government agencies and Other fixed income includes blended Corporate/Government credit strategies.

(4)	Multi-asset includes funds that invest in a range of asset classes.

As of December 31, 2015 and 2014, there were no Thomson Reuters securities held in the Company’s pension plans’ assets.

Contributions

In 2015 and 2014, the Company contributed $89 million and $96 million, respectively, to its material defined benefit plans.

In 2016, the Company expects to contribute approximately $90 million to its material defined benefit plans, including $60 million in accordance with the normal funding policy of funded plans and $30 million for claims expected to arise under unfunded and OPEB plans.

From time to time, the Company may elect to make voluntary contributions in order to improve the funded status of the plans. For certain plans, the trustees have the right to call for special valuations, which could subsequently result in the Company having to make an unexpected contribution. Market-related factors may also affect the timing and amount of contributions. The amount and timing of any future required contributions to pension plans could differ significantly from the Company’s estimates at December 31, 2015.

Actuarial assumptions

The weighted-average actuarial assumptions were as follows:

	FUNDED		UNFUNDED		OPEB
AS OF DECEMBER 31,	2015	2014	2015	2014	2015	2014
Discount rate	3.88%	3.67%	4.30%	3.98%	3.94%	3.75%
Inflation assumption	3.11%	3.02%	2.62%	2.55%	-	-
Rate of increase in salaries	3.77%	3.71%	3.54%	3.53%	3.50%	3.50%
Rate of increase in pension payments	2.89%	2.85%	3.00%	2.95%	-	-
Medical cost trend	-	-	-	-	6.50%	6.50%

Discount rate

The discount rate was based on current market interest rates of high-quality, fixed-rate debt securities adjusted to reflect the duration of expected future cash outflows for pension benefit payments. To estimate the discount rate, the Company’s actuary constructed a hypothetical yield curve that represented yields on high quality zero-coupon bonds with durations that mirrored the expected payment stream of the benefit obligation. For the TRGP and the other Large U.K. plans combined, a 0.25% increase or decrease in the discount rate would have decreased or increased the defined benefit obligation by approximately $253 million as of December 31, 2015.

Rates of inflation, increase in salaries and pension payments

The rate of inflation, which impacts increases in eligible U.K. pension payments, was determined by reference to consumer and retail price indices as well as other benchmarks. The assumption on salary growth is for the long term over the life of benefit plans. For the TRGP and the other Large U.K. plans combined, a 0.25% increase or decrease in the rate of increase in inflation and salary assumptions would have increased or decreased the defined benefit obligation by approximately $96 million and $23 million, respectively, as of December 31, 2015.

Medical cost trend

The medical cost trend is based on the Company’s actuarial medical claims experience and future projections of medical costs. The average medical cost trend rate used was 6.5% for 2015, which is reduced ratably to 5% in 2020. A 1% increase or decrease in the trend rate would have resulted in an increase or decrease in the benefit obligation for post-retirement benefits of approximately $12 million at December 31, 2015.

Mortality assumptions

The mortality assumptions used to assess the defined benefit obligation as of December 31, 2015 are based on the following:

●	TRGP: RP-2015 with MP-2015 Generational Table; and
●	Large U.K. plans: SAPS Light Tables with allowances for plan demographic specifics and longevity improvements.

The following table illustrates the life expectation in years of an average plan participant retiring at age 65 as of December 31, 2015 and 2014 and a plan participant at age 40 as of December 31, 2015 and 2014 retiring 25 years later at age 65 under the mortality assumptions used.

DECEMBER 31, 2015	LIFE EXPECTATION IN YEARS
	Male	Female
Employee retiring as of December 31, 2015 at age 65	23	25
Employee age 40 as of December 31, 2015 retiring at age 65	25	27

DECEMBER 31, 2014	LIFE EXPECTATION IN YEARS
	Male	Female
Employee retiring as of December 31, 2014 at age 65	23	25
Employee age 40 as of December 31, 2014 retiring at age 65	25	27

For the TRGP and the other Large U.K. plans combined, an increase in life expectancy of one year across all age groups would have increased the defined benefit obligation by approximately $141 million as of December 31, 2015.

The sensitivity analyses are based on a change in one assumption while holding all other assumptions constant, so that interdependencies between assumptions are excluded. The measurement methodology (i.e. present value of the obligation calculated using the projected unit credit method) applied in the sensitivity analyses is also consistent to that used to determine the defined benefit obligation in the consolidated statement of financial position.

Risks and uncertainties

The material risks and uncertainties the Company is exposed to in relation to defined benefit pension plans are:

●	Investment risk: There is a risk that returns on plan assets may not be sufficient to fund plan obligations. Plan fiduciaries are required by plan rules or by law to maintain and review investment policies and investment allocations on a periodic basis to ensure such policies and allocations adequately support funding objectives. Periodic reviews of fund manager performance against benchmarks on specific investment mandates are also conducted to mitigate investment risk.
●	Interest rate risk: A fall in interest rates will increase the value of fixed income-related investments and plan obligations. Although a significant amount of plan assets are allocated to fixed income investments, the Company’s funded benefit plans do not strictly follow a liability matching investment strategy. This may result in plan liabilities increasing faster than assets in a declining interest rate environment, creating a deficit that may require additional Company contributions to remedy. This risk is mitigated as diversified asset allocations create prudent opportunities to outperform increases in liabilities and at an appropriate time, those excess returns may be reinvested in liability matching assets, reducing the need for Company contributions.
●	Inflation risk: Although allowances for expected salary and pension increases are included in all plan obligation valuations, actual salary increases and automatic pension increases linked to inflation in the U.K. may exceed expectations and result in higher than anticipated plan obligations. A portion of plan assets are invested in hedging assets including derivatives and inflation-linked bonds to mitigate this risk.
●	Currency risk: A portion of plan assets may be in overseas investments. Derivatives may be used to hedge the currency mismatch arising between these investments and local currency denominated obligations in some plans.
●	Liquidity risk: Insufficient cash on hand within a plan to fund benefit payments could result in unexpected changes in asset allocation and additional Company contributions. In the near term, this risk is mitigated as pension payments are reasonably known and plans may hold short-term debt securities.
●	Mortality risk: Improvements to life expectancy are assumed in valuing plan obligations. If life expectancy improves at a faster rate than expected, this could result in higher plan obligations. Life expectancy assumptions are reviewed in connection with periodic valuations to mitigate risk of underestimating plan obligations and the related funding requirements.

The material risks associated with the defined benefit retiree medical plans are mortality risk, as described above, and costs being greater than assumed, either due to inflation of future medical costs or the frequency of participants’ claims.

Analysis of income and expense

The following summarizes amounts recognized in the consolidated income statement for material defined benefit plans:

INCOME STATEMENT(1)	FUNDED		UNFUNDED		OPEB		TOTAL

YEAR ENDED DECEMBER 31,	2015	2014	2015	2014	2015	2014	2015	2014
Current service cost	86	79	3	3	2	2	91	84
Past service cost	-	3	-	1	-	-	-	4
Net interest cost	30	17	13	14	8	8	51	39
Administration fees	14	16	-	-	-	-	14	16
Curtailment gain	-	(4)	-	-	-	(1)	-	(5)
Defined benefit plan expense	130	111	16	18	10	9	156	138

(1)	The curtailment gain of $5 million in 2014 arose from headcount reductions associated with the Company’s efficiency initiatives (see note 20) and was reported within “Other operating gains, net” in the consolidated income statement. The past service cost of $4 million in 2014 was also reported within “Other operating gains, net”. Current service cost and administration fees are included in the “Post-employment benefits” component of “Operating expenses” as set out in note 5. Net interest cost is reported in “Finance costs, net” as set out in note 7.

Analysis of other comprehensive income

The following summarizes amounts recognized in other comprehensive (income) loss for material defined benefit plans:

OTHER COMPREHENSIVE (INCOME) LOSS	FUNDED		UNFUNDED		OPEB		TOTAL
YEAR ENDED DECEMBER 31,	2015	2014	2015	2014	2015	2014	2015	2014
Remeasurement (gains) losses on defined benefit obligation:
Due to financial assumption changes	(223)	827	(10)	26	(3)	9	(236)	862
Due to demographic assumption changes	(37)	189	(5)	14	(20)	11	(62)	214
Due to experience	(6)	21	2	1	(50)	2	(54)	24
Return on plan assets less (greater) than discount rate	292	(838)	-	-	-	-	292	(838)
Change in irrecoverable surplus other than interest	(50)	244	-	-	-	-	(50)	244
Total recognized in other comprehensive (income) loss before taxation	(24)	443	(13)	41	(73)	22	(110)	506

ACCUMULATED COMPREHENSIVE LOSSES (INCOME)	FUNDED		UNFUNDED		OPEB		TOTAL
	2015	2014	2015	2014	2015	2014	2015	2014
Balance of actuarial losses (gains) at January 1	1,168	969	73	32	8	(14)	1,249	987
Net actuarial losses (gains) recognized in the year	26	199	(13)	41	(73)	22	(60)	262
Balance of actuarial losses (gains) at December 31	1,194	1,168	60	73	(65)	8	1,189	1,249
Balance of asset ceiling at January 1	224	(27)	-	-	-	-	224	(27)
Interest cost on irrecoverable surplus	10	7	-	-	-	-	10	7
Effects of the asset ceiling in the year	(50)	244	-	-	-	-	(50)	244
Balance of asset ceiling at December 31	184	224	-	-	-	-	184	224
Total accumulated comprehensive losses (income) at December 31	1,378	1,392	60	73	(65)	8	1,373	1,473

Defined contribution plans

The Company sponsors various defined contribution savings plans that provide for Company-matching contributions. Total expense related to defined contribution plans was $144 million in 2015 (2014 – $147 million), which approximates the cash outlays related to the plans.

Note 26: Supplemental cash flow information

Details of “Other” in the consolidated statement of cash flow are as follows:

	YEAR ENDED DECEMBER 31,
	2015	2014
Non-cash employee benefit charges	281	241
Fair value adjustments	(7)	(91)
Net (gains) losses on foreign exchange and derivative financial instruments	(42)	32
Losses from redemption of debt securities	-	47
Other	15	1
	247	230

Details of “Changes in working capital and other items” are as follows:

	YEAR ENDED DECEMBER 31,
	2015	2014
Trade and other receivables	(32)	(115)
Prepaid expenses and other current assets	(63)	(88)
Other financial assets	82	44
Payables, accruals and provisions	(60)	(153)
Deferred revenue	6	66
Other financial liabilities	(10)	(22)
Income taxes	18	31
Other(1)	(124)	(147)
	(183)	(384)

(1)	Includes $(89) million (2014 – $(101) million) related to employee benefit plans.

Note 27: Acquisitions

Acquisitions primarily comprise the purchase of businesses that are integrated into existing operations to broaden the Company’s range of offerings to customers as well as its presence in global markets.

Acquisition activity

The number of acquisitions completed, and the related cash consideration, during 2015 and 2014 were as follows:

	YEAR ENDED DECEMBER 31,
	2015		2014
	NUMBER OF TRANSACTIONS	CASH CONSIDERATION	NUMBER OF TRANSACTIONS	CASH CONSIDERATION
Businesses and identifiable intangible assets acquired	3	26	5	147
Less: cash acquired		(3)		(2)
Businesses and identifiable intangible assets acquired, net of cash	3	23	5	145
Deferred and contingent consideration payments		8		15
Investments in businesses	1	6	1	7
	4	37	6	167

The following provides a brief description of the most significant acquisition completed during 2014(1):

DATE	COMPANY	ACQUIRING SEGMENT	DESCRIPTION
April 2014	Dominio Sistemas	Tax & Accounting	A Brazilian provider of accounting and software solutions primarily to accounting firms

(1)	The 2014 acquisition listed above represented approximately 74% of cash consideration for acquired businesses and identifiable intangible assets.

Purchase price allocation

Each business combination has been accounted for using the acquisition method and the results of acquired businesses are included in the consolidated financial statements from the dates of acquisition. Purchase price allocations related to certain acquisitions may be subject to adjustment pending completion of final valuations.

The details of net assets acquired were as follows:

	2015	2014
Cash and cash equivalents	3	2
Trade and other receivables	2	3
Current assets	5	5
Computer hardware and other property, net	-	2
Computer software, net	5	16
Other identifiable intangible assets	7	57
Other non-current assets	-	1
Total assets	17	81
Payables, accruals and provisions	(1)	(5)
Deferred revenue	(3)	(5)
Current liabilities	(4)	(10)
Provisions and other non-current liabilities	-	(1)
Other financial liabilities	-	(4)
Deferred tax	(2)	(16)
Total liabilities	(6)	(31)
Net assets acquired	11	50
Goodwill	15	97
Total	26	147

The excess of the purchase price over the net tangible and identifiable intangible assets acquired and assumed liabilities was recorded as goodwill and reflects synergies and the value of the acquired workforce. The majority of goodwill for acquisitions completed in 2015 and 2014 is not expected to be deductible for tax purposes.

Acquisition transactions were completed by acquiring all equity interests or the net assets of the acquired business.

Other

The revenues and operating profit of acquired businesses since the date of acquisition were not material to the Company’s results of operations.

Note 28: Contingencies, commitments and guarantees

Lawsuits and legal claims

The Company is engaged in various legal proceedings, claims, audits and investigations that have arisen in the ordinary course of business. These matters include, but are not limited to, antitrust/competition claims, intellectual property infringement claims, employment matters and commercial matters. The outcome of all of the matters against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on the Company’s financial condition taken as a whole.

Uncertain tax positions

The Company is subject to taxation in numerous jurisdictions and is routinely under audit by many different taxing authorities in the ordinary course of business. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain, as taxing authorities may challenge some of the Company’s positions and propose adjustments or changes to its tax filings. As a result, the Company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the Company’s best estimates of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of each reporting period and adjusts them based on changing facts and circumstances. Due to the uncertainty associated with tax audits, it is possible that at some future date, liabilities resulting from such audits or related litigation could vary significantly from the Company’s provisions. However, based on currently enacted legislation, information currently known by the Company and after consultation with outside tax advisors, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on the Company’s financial condition taken as a whole.

Leases

The Company enters into operating leases in the ordinary course of business, primarily for real property and equipment. Payments for these leases are contractual obligations as scheduled per each agreement. Operating lease payments in 2015 were $307 million (2014 – $323 million). The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

DECEMBER 31, 2015
2016	251
2017	224
2018	177
2019	162
2020	123
2021 and thereafter	257
1,194

With certain leases, the Company guarantees the restoration of the leased property to a specified condition after completion of the lease period. The liability associated with these restorations is recorded within “Provisions and other non-current liabilities” in the consolidated statement of financial position.

The total of future minimum sublease payments to be received under non-cancellable subleases was $37 million at December 31, 2015. Sublease payments received in 2015 were $5 million (2014 – $9 million).

Acquisitions and dispositions

The Company has obligations to pay additional consideration for prior acquisitions, based upon performance measures contractually agreed at the time of purchase. The Company does not believe that additional payments in connection with these transactions would have a material impact on the consolidated financial statements.

In certain disposition agreements, the Company guarantees to the purchaser the recoverability of certain assets or limits on certain liabilities. The Company does not believe based upon current facts and circumstances, that additional payments in connection with these transactions would have a material impact on the consolidated financial statements.

Unconditional purchase obligations

The Company has various obligations for materials, supplies, outsourcing and other services contracted in the ordinary course of business. The future unconditional purchase obligations are as follows:

DECEMBER 31, 2015
2016	473
2017	370
2018	253
2019	158
2020	42
2021 and thereafter	10
1,306

Note 29: Related party transactions

As of December 31, 2015, Woodbridge beneficially owned approximately 59.2% of the Company’s shares.

Transactions with Woodbridge

From time to time, in the normal course of business, the Company enters into transactions with Woodbridge and certain of its affiliates. These transactions involve providing and receiving product and service offerings and are not significant to the Company’s results of operations or financial condition either individually or in the aggregate.

In December 2015, the Company sold a Canadian wholly owned subsidiary to a company affiliated with Woodbridge for $12 million. In December 2014, the Company completed a similar transaction for $36 million. The subsidiaries’ assets consisted of accumulated losses that management did not expect to utilize against future taxable income prior to their expiry. As such, no tax benefit for the losses had been recognized in the consolidated financial statements. Under Canadian law, certain losses may only be transferred to related companies, such as those affiliated with Woodbridge. A gain of $12 million and $36 million in 2015 and 2014, respectively, was recorded within “Other operating gains, net” within the consolidated income statement. For each of these transactions, the board of directors’ Corporate Governance Committee obtained an independent fairness opinion. The Company utilized each independent fairness opinion to determine that the negotiated price between the Company and the purchaser was reasonable. After receiving recommendations of the Corporate Governance Committee, the board of directors approved these transactions. Directors who were not considered independent because of their positions with Woodbridge refrained from deliberating and voting on the matters at both the committee and board meetings.

Transactions with associates and joint ventures

From time to time, the Company enters into transactions with its investments in associates and joint ventures. These transactions typically involve providing or receiving services and are entered into in the normal course of business.

In connection with the 2008 acquisition of Reuters, the Company assumed a lease agreement with 3XSQ Associates, an entity owned by a subsidiary of the Company and Rudin Times Square Associates LLC that was formed to build and operate the 3 Times Square property and building in New York, New York. The Company follows the equity method of accounting for its investment in 3XSQ Associates. The lease provides the Company with approximately 690,000 square feet of office space until 2021 and includes provisions to terminate portions early and various renewal options. In both 2015 and 2014, the Company’s costs under this lease arrangement for rent, taxes and other expenses were $39 million. At December 31, 2015 and 2014, the amounts payable to 3XSQ Associates were negligible.

Compensation of key management personnel

Key management personnel compensation, including directors, was as follows:

	YEAR ENDED DECEMBER 31,
	2015	2014
Salaries and other benefits	27	23
Share-based payments(1)	15	12
Total compensation	42	35

(1)	Share-based payments exclude mark-to-market fair value adjustments.

Key management personnel are comprised of the Company’s directors and executive officers.

Note 30: Subsequent events

Divestitures

In February 2016, the Company announced that it is preparing to launch a process to sell its Intellectual Property & Science business and currently expects to close the transaction in the second half of 2016. Beginning in 2016, Intellectual Property & Science is expected to be reported as a discontinued operation.

2016 dividends

In February 2016, the Company’s board of directors approved a $0.02 per share increase in the annualized dividend to $1.36 per common share. A quarterly dividend of $0.34 per share will be paid on March 15, 2016 to shareholders of record as of February 23, 2016.

Share repurchases

From January 1, 2016 through March 3, 2016, the Company repurchased 6.7 million ($242 million) of its common shares, primarily under the share buyback program announced in May 2015 which the Company recently completed.

Additionally, in February 2016, the Company announced plans to repurchase up to an additional $1.5 billion of its common shares. The timing for completing this new buyback program will depend upon market conditions, share price, and other factors including opportunities to invest capital for growth and the timing of its Intellectual Property & Science divestiture.

Transactions with Woodbridge

In January 2016, the Company sold a Canadian wholly owned subsidiary to a company affiliated with Woodbridge for $16 million. Consistent with prior transactions, these proceeds will be recorded as “Other operating gains, net” within the consolidated income statement in the first quarter of 2016.

Executive Officers and Directors

EXECUTIVE OFFICERS

The following individuals are our executive officers as of March 3, 2016 and are members of our Executive Committee.

NAME	AGE	TITLE
James C. Smith	56	President & Chief Executive Officer
Stephane Bello	55	Executive Vice President & Chief Financial Officer
Deirdre Stanley	51	Executive Vice President, General Counsel & Secretary
Peter Warwick	64	Executive Vice President & Chief People Officer
Neil Masterson	47	Executive Vice President & Chief Transformation Officer
Brian Scanlon	43	Executive Vice President & Chief Strategy Officer
David W. Craig	46	President, Financial & Risk
Susan Taylor Martin	52	President, Legal
Vin Caraher	57	President, Intellectual Property & Science
Brian Peccarelli	55	President, Tax & Accounting

OTHER EXECUTIVE COMMITTEE MEMBERS

The following individuals are also members of our Executive Committee as of March 3, 2016, but are not considered executive officers:

NAME	AGE	TITLE
Gus Carlson	57	Executive Vice President & Chief Communications Officer
Rick King	59	Executive Vice President & Chief Information Officer
Gonzalo Lissarrague	45	President, Global Growth Organization
Mark Schlageter	49	Chief Customer Officer

Jim Smith has been President & Chief Executive Officer and a director of our company since January 2012. Mr. Smith was Chief Operating Officer of Thomson Reuters from September 2011 to December 2011 and Chief Executive Officer of Thomson Reuters Professional division from April 2008 to September 2011. Prior to the acquisition of Reuters by Thomson in April 2008, he served as Chief Operating Officer of Thomson and as President and Chief Executive Officer of Thomson Learning’s Academic and Reference Group. Mr. Smith joined the Thomson Newspaper Group in 1987. He held several staff and operating positions, culminating in his role as head of operations for Thomson Newspapers in the U.S. With the sale of the Thomson Newspaper Group in 2000, he joined Thomson in 2001 as Executive Vice President. He began his career as a journalist and held several editorial and general management positions prior to joining Thomson. He is also a director of Pfizer, Inc. Mr. Smith resides in Stamford, Connecticut, United States.

Stephane Bello has been Executive Vice President & Chief Financial Officer since January 2012. Mr. Bello was Chief Financial Officer of Thomson Reuters Professional division from April 2008 to December 2011. Mr. Bello joined Thomson in 2001 and was Senior Vice President and Treasurer until April 2008. Prior to joining Thomson, Mr. Bello held several positions at General Motors. Mr. Bello resides in Darien, Connecticut, United States.
Deirdre Stanley has been Executive Vice President & General Counsel since April 2008 and Secretary since January 2013. Prior to Thomson’s acquisition of Reuters in April 2008, Ms. Stanley was Senior Vice President and General Counsel of Thomson. Prior to joining Thomson in July 2002, Ms. Stanley served in various senior executive positions, including Deputy General Counsel at USA Networks, Inc. and its successor companies. From 1997 through 1999, Ms. Stanley served as Associate General Counsel for GTE Corporation, where she headed the mergers and acquisitions practice group. Before GTE Corporation, Ms. Stanley practiced law at Cravath, Swaine & Moore in New York. Ms. Stanley resides in New York, New York, United States.
Peter Warwick has been Executive Vice President & Chief People Officer since January 2012. Mr. Warwick was Chief Operating Officer of Thomson Reuters Professional division from April 2011 to December 2011. Mr. Warwick joined Thomson in 1998 and has held a number of key leadership positions within the organization, including President and CEO of Thomson Reuters Legal, President and CEO of Thomson Tax & Accounting and CEO of Thomson Legal & Regulatory Asia Pacific. Prior to joining Thomson, Mr. Warwick was managing director of Pitman Publishing, deputy chief executive of the Longman Group and chief executive of Pearson Professional in London. Mr. Warwick is a director of Scholastic Corp. Mr. Warwick resides in New York, New York, United States.
Neil Masterson has been Executive Vice President & Chief Transformation Officer since October 2013. As of January 2016, the operational infrastructure now concentrated in the Enterprise Technology & Operations organization, is also led by Mr. Masterson. Mr. Masterson joined Thomson in 2002 and has held a number of key leadership positions within the organization, including Managing Director of the Investor segment of Financial & Risk and Vice President, Treasury and Corporate Planning for Thomson Reuters. Prior to joining Thomson, Mr. Masterson spent two years at Reuters as Senior Vice President of Business. Mr. Masterson resides in Wadenswil, Switzerland.

Brian Scanlon has been Executive Vice President & Chief Strategy Officer since January 2014. Mr. Scanlon previously spent 14 years at McKinsey & Co., where he held a number of senior leadership positions, including partner in the Corporate Finance & Strategy practice in Stamford, Connecticut; Chief Financial Officer for the northeast offices; and Managing Partner of McKinsey’s South East Asian Private Equity practice in Singapore. Prior to joining McKinsey, Mr. Scanlon was a senior accountant and consultant at Andersen Consulting, now called Accenture. Mr. Scanlon resides in Baar, Switzerland.
David Craig has been President, Financial & Risk since January 2012. Mr. Craig was President of Thomson Reuters Governance, Risk & Compliance business from September 2010 through December 2011. Prior to that, Mr. Craig was Chief Strategy Officer of Thomson Reuters from April 2008 to August 2010. He joined Reuters in April 2007 as Head of Strategy. Prior to April 2007, Mr. Craig was a Partner at McKinsey & Company and a Senior Principal and Partner at American Management Systems. Mr. Craig resides in London, United Kingdom.
Susan Taylor Martin has been President, Legal since January 2014. Prior to January 2014, Ms. Taylor Martin held a number of other key leadership positions within the organization, including Managing Director of the Legal business in the U.K. and Ireland, President of Media and Global Head of Corporate Strategy for Reuters. Ms. Taylor Martin joined Reuters in 1993. Ms. Taylor Martin is a non-executive director of Whitbread PLC. Ms. Taylor Martin resides in New York, New York, United States as part of an expatriate assignment.
Vin Caraher has been President, Intellectual Property & Science since November 2015. Prior to November 2015, Mr. Caraher held a number of other key leadership positions within the organization, including Chief Operating Officer of our Global Growth Organization for four years, President, US Law Firms within the Legal business for three years and other senior finance roles. Mr. Caraher joined Thomson in 1989. Mr. Caraher resides in Moorsetown, New Jersey, United States.
Brian Peccarelli has been President, Tax & Accounting since February 2011. Prior to February 2011, Mr. Peccarelli was President of Workflow & Service Solutions within the Tax & Accounting business for seven years. Mr. Peccarelli joined Thomson in 1984 and has held a number of other key leadership positions within the organization, including Vice President of the Corporate Services Market and General Manager for RIA Compliance. He is also a certified public accountant and a lawyer. Mr. Peccarelli resides in Plano, Texas, United States.

Other Executive Committee Members

Gus Carlson has been Executive Vice President & Chief Communications Officer of Thomson Reuters since December 2013. From February 2011 to November 2013, Mr. Carlson ran his own communications consultancy. Prior to February 2011, Mr. Carlson held a number of executive roles at Thomson Reuters, including Executive Vice President & Chief Marketing Officer and prior to April 2008, Mr. Carlson was Senior Vice President and Chief Marketing & Communications Officer for Thomson. Before joining Thomson in 2006, Mr. Carlson held senior communications positions at Accenture, Standard & Poor’s, PaineWebber, Barnes & Noble and Hill & Knowlton. Mr. Carlson is also a former business news editor for The New York Times and The Miami Herald. Mr. Carlson resides in Bedford, New York, United States.
Rick King has been Executive Vice President & Chief Information Officer since November 2015. Previously, Mr. King was Executive Vice President & Chief Operating Officer, Technology, from January 2014 to November 2015. Mr. King has held a number of executive roles at the company since 2000, including Chief Technology Officer of the former Professional division and Chief Technology Officer of the Legal segment. Prior to joining the company, he held executive positions at Ceridian Employer Services, Jostens Learning and WICAT Systems. Mr. King is a director of TCF Financial Corporation. Mr. King resides in Eden Prairie, Minnesota, United States
Gonzalo Lissarrague has been President, Global Growth Organization since January 2014. Mr. Lissarrague joined La Ley, an Argentine legal content company, in 1991, and held a number of positions in editorial, marketing, sales and strategy. Mr. Lissarrague played a key role during Thomson’s acquisition of La Ley in 2000 and was appointed Managing Director, Argentina, for the Legal and Tax & Accounting businesses in 2004. After the formation of Global Growth Organization in 2012, Mr. Lissarrague was Managing Director of Latin America through the end of 2013. Mr. Lissarrague resides in Buenos Aires, Argentina.
Mark Schlageter has been Chief Customer Officer since February 2015. Mr. Schlageter has held a number of executive roles at Thomson Reuters since joining the company in 1997, including most recently Managing Director of the Americas for Financial & Risk. Mr. Schlageter has also held a number of key customer facing senior leadership positions in the Legal, Financial & Risk and Tax & Accounting businesses and has lived in numerous countries. Mr. Schlageter resides in Wilton, Connecticut, United States.

DIRECTORS

The names, municipalities and countries of residence, offices and principal occupations of our directors as of March 3, 2016 are shown below. Each director has been a director since the year indicated below. All of our directors have been engaged for more than five years in their present principal occupations or in other capacities within Thomson Reuters, except where noted below. Each director will continue to hold office until the next annual meeting of our shareholders or until the director resigns or a successor is elected or appointed.

		COMMITTEE MEMBERSHIPS
NAME	AGE	AUDIT	CORPORATE GOVERNANCE	HUMAN RESOURCES	DIRECTOR SINCE
David Thomson, Chairman	58				1988
James C. Smith	56				2012
Sheila C. Bair	61	•			2014
Manvinder S. Banga	61			•	2009
David W. Binet, Deputy Chairman	58		•	•	2013
Mary Cirillo	68		•	Chair	2005
W. Edmund Clark	68			•	2015
Michael E. Daniels	61		•	•	2014
P. Thomas Jenkins	56	•			2014
Ken Olisa, OBE	64	•			2008
Vance K. Opperman, Lead Independent Director	73	Chair	Chair	•	1996
Barry Salzberg	62	•			2015
Peter J. Thomson	50				1995
Wulf von Schimmelmann	69	•			2011

David Thomson is Chairman of Thomson Reuters. He is also a Chairman of Woodbridge, the Thomson family investment company, and Chairman of The Globe and Mail Inc., a Canadian media company. Mr. Thomson is an active private investor with a focus on real estate and serves on the boards of several private companies. Mr. Thomson has a MA from Cambridge University. Mr. Thomson resides in Toronto, Ontario, Canada.

Jim Smith is President and Chief Executive Officer of Thomson Reuters. Prior to becoming CEO in January 2012, he held a number of key leadership positions over his 25 year career with Thomson Reuters, including Chief Operating Officer of Thomson Reuters, Chief Executive Officer of Thomson Reuters Professional division and Executive Vice President and Chief Operating Officer of Thomson. He is also a director of Pfizer, Inc. Mr. Smith received a BA degree from Marshall University. Mr. Smith resides in Stamford, Connecticut, United States.

Sheila C. Bair is President of Washington College. Ms. Bair is also Senior Advisor to DLA Piper, an international law firm. Prior to her appointment as President of Washington College in August 2015, she was Senior Advisor to The Pew Charitable Trusts for four years. Prior to August 2011, she was the Chair of the Federal Deposit Insurance Corporation, where she served in that capacity from June 2006 to July 2011. From 2002 to 2006, she was the Dean’s Professor of Financial Regulatory Policy for the Isenberg School of Management at the University of Massachusetts-Amherst. She also served as Assistant Secretary for Financial Institutions at the U.S. Department of the Treasury from 2001 to 2002, Senior Vice President for Government Relations of the New York Stock Exchange from 1995 to 2000 and Commissioner of the Commodity Futures Trading Commission from 1991 to 1995. Ms. Bair is also a director of Host Hotels & Resorts, Inc. Ms. Bair has a bachelor’s degree and law degree from the University of Kansas. Ms. Bair resides in Kennedyville, Maryland, United States.

Manvinder (Vindi) S. Banga has been an Operating Partner at Clayton, Dubilier & Rice, LLC, a private equity investment firm in London, since June 2010. Prior to that, he held a number of senior executive positions over his 33 year career with Unilever, including President, Global Food, Home & Personal Care of Unilever PLC, Business Group President of Unilever’s Home and Personal Care business in Asia and Chairman and Managing Director of Hindustan Unilever Ltd. He is also Chairman of Mauser GMBH; a non-executive director and Senior Independent Director of Marks and Spencer Group plc and a non-executive director and Senior Independent Director (Designate) of GlaxoSmithKline plc. Mr. Banga was a member of the Prime Minister of India’s Council on Trade & Industry from 2004 to 2014. He is a graduate of the Indian Institute of Technology (IIT), Delhi, where he completed his Bachelor of Technology in mechanical engineering and the IIM Ahmedabad where he obtained a post graduate degree in management. Mr. Banga resides in London, United Kingdom.

David W. Binet is Deputy Chairman of Thomson Reuters. He is also President and Chief Executive Officer and a director of Woodbridge, the Thomson family investment company. Prior to January 2013, he held a number of senior positions at Woodbridge between 1999 and 2012, including Chief Operating Officer. Mr. Binet is a director of The Globe and Mail Inc., a Canadian media company and of a number of other companies in which Woodbridge is invested. Mr. Binet is also Chairman of the Thomson Reuters Foundation. Prior to joining Woodbridge in 1999, he was a partner at a major law firm. Mr. Binet has a law degree from McGill University, a BA from Queen’s University and a graduate degree in Journalism from Northwestern University. Mr. Binet resides in Toronto, Ontario, Canada.

Mary Cirillo is a corporate director. Ms. Cirillo was Chair and Chief Executive Officer of Opcenter, LLC, an Internet consulting firm, from 2000 to 2003. Prior to that, she was a senior banking executive at Bankers Trust and Citibank for over 20 years. Ms. Cirillo is a member of the Advisory Board of Hudson Venture Partners, L.P., a venture capital firm, and serves on the boards of several cultural and educational organizations. She is also a director of ACE Ltd. She has a BA from Hunter College. Ms. Cirillo resides in New York, New York, United States.
W. Edmund Clark is a corporate director. Mr. Clark served as Group President and Chief Executive Officer of TD Bank Group from 2002 until his retirement in November 2014. He is chair of the Advisory Board for the School of Public Policy and Governance at the University of Toronto. In 2014, Mr. Clark was elected to the Board of Trustees of the Brookings Institute. In 2015, Mr. Clark was appointed as business advisor to the Premier of Ontario. Mr. Clark has a BA from the University of Toronto, and an MA and Doctorate in Economics from Harvard University. In 2010, he was made an Officer of the Order of Canada, one of the country’s highest distinctions. He has also received honorary degrees from Mount Allison University, Queen’s University, Western University and the University of Toronto. Mr. Clark resides in Toronto, Ontario, Canada.

Michael E. Daniels is a corporate director. In March 2013, Mr. Daniels retired as Senior Vice President and Group Executive IBM Services after 36 years with the company where he directed IBM’s consulting, systems integration, application management, cloud computing and outsourcing services around the globe. Mr. Daniels also held a number of senior leadership positions in his career at IBM, including General Manager of Sales and Distribution Operations of the Americas as well as leading Global Services in the Asia Pacific region. He is also a director of SS&C Technologies Holdings, Inc. and Tyco International Ltd. Mr. Daniels has a bachelor’s degree in political science from Holy Cross College and is also a trustee of Holy Cross. Mr. Daniels resides in Hilton Head, South Carolina, United States.

P. Thomas Jenkins is Chairman of OpenText Corporation, a multinational enterprise software firm. He has served as a director of OpenText since 1994 and as its Chairman since 1998. From 1994 to 2005, Mr. Jenkins was President and Chief Executive Officer, and then from 2005 to 2013, Executive Chairman and Chief Strategy Officer of OpenText. Prior to that, Mr. Jenkins was employed in technical and managerial capacities at a variety of technology companies dating back to the late 1970s. He is also a director of OpenText Corporation, TransAlta Corporation and Manulife Financial Corporation. Mr. Jenkins is also an Executive Fellow at the School of Public Policy at the University of Calgary. Mr. Jenkins has an MBA from Schulich School of Business at York University, an M.A.Sc. in electrical engineering from the University of Toronto and a B.Eng. & Mgt. in Engineering Physics and Commerce from McMaster University. Mr. Jenkins resides in Canmore, Alberta, Canada.

Ken Olisa, OBE, is Founder and Chairman of Restoration Partners, a boutique technology merchant bank advising and investing in IT companies. He joined the board of Reuters in 2004. From 1992 to 2006, Mr. Olisa was Chair and CEO of Interregnum PLC, a public technology merchant bank. Prior to that, and following a career at IBM, he was a senior executive for over 10 years at Wang Labs. From 1998 to 2008, Mr. Olisa was also a director of Open Text Corporation and of Eurasian Natural Resources Corporation from 2007 until 2011. He is Chairman of London-listed Outsourcery plc and serves on the boards of several U.K. not-for-profit organizations. Effective May 2015, Mr. Olisa has been appointed as Her Majesty’s Lord-Lieutenant of Greater London. He has a MA from Fitzwilliam College, Cambridge. Mr. Olisa resides in Kingston, United Kingdom.
Vance K. Opperman is Lead Independent Director of Thomson Reuters. He is also President and Chief Executive Officer of Key Investment, Inc., a private investment company involved in publishing and other activities. Previously, Mr. Opperman was President of West Publishing Company, an information provider of legal and business research which is now owned by Thomson Reuters. He serves as Lead Independent Director of TCF Financial Corporation. He also serves on the board of several educational and not-for-profit organizations. He has a law degree from the University of Minnesota and practiced law for many years. Mr. Opperman resides in Minneapolis, Minnesota, United States.
Barry Salzberg is a corporate director. Barry Salzberg served as the Global Chief Executive Officer of Deloitte Touche Tohmatsu Limited from 2011 until his retirement in May 2015. He joined Deloitte in 1977 and his roles included Chief Executive Officer and Managing Partner of the firm’s U.S. operations. He is currently a Professor at Columbia Business School. Mr. Salzberg is a board member of New Profit, Inc. and College Summit, and previously served as Chairman of the United Way Worldwide and Chairman of the Board of the YMCA of Greater New York. He has a BS in Accounting from Brooklyn College, a JD from Brooklyn Law School, and an LLM in Taxation from the New York University School of Law. Mr. Salzberg resides in New York, New York, United States.

Peter J. Thomson is a Chairman of Woodbridge, the Thomson family investment company. Mr. Thomson is an active private equity investor and serves on the boards of several private companies. He has a BA from the University of Western Ontario. Mr. Thomson resides in Toronto, Ontario, Canada.

Wulf von Schimmelmann is a corporate director. He joined the board of Thomson Reuters in July 2011. Mr. von Schimmelmann was Chief Executive Officer of Deutsche Postbank AG from 1999 to 2007, where he transformed the organization from a check processing division of Deutsche Post to one of Germany’s leading retail banks. Since 2008, he has served as Chairman of the Supervisory Board of Deutsche Post DHL AG, an international leader in mail and logistics services. He also serves as a member of the Supervisory Board of Maxingvest AG and a member of the Supervisory Board of Allianz Deutschland AG and as a director of Accenture Ltd. Prior to his lengthy career in banking, he was a partner at McKinsey & Co., working in Switzerland, the U.S. and Germany. Mr. von Schimmelmann was also previously a member of the Supervisory Board of Deutsche Teleknow, a director of Western Union and Chair of BAWAG P.S.K. Mr. von Schimmelmann received a degree in economic sciences and his Ph.D. in economics from the University of Zurich. Mr. von Schimmelmann resides in Munich, Germany.

AUDIT COMMITTEE

The Audit Committee comprises Vance K. Opperman (Chair), Sheila Bair, P. Thomas Jenkins, Ken Olisa, Barry Salzberg and Wulf von Schimmelmann. All members of the Audit Committee are financially literate in accordance with applicable Canadian and U.S. securities rules. Messrs. Jenkins and Salzberg each qualify as an “audit committee financial expert” (within the meaning of applicable SEC rules) and meet applicable tests for accounting or related financial management expertise within the meaning of NYSE listing standards. Biographies for each member of our Audit Committee are included earlier in this section of the annual report.

The following is a brief summary of the education and experience of each member of the Audit Committee that is relevant to the performance of his or her responsibilities, including any education or experience that has provided the member with an understanding of the accounting principles we use to prepare our financial statements.

AUDIT COMMITTEE MEMBER	EDUCATION/EXPERIENCE
Vance K. Opperman (Chair)

•     Former President and COO of West Publishing Company

•      President and CEO of Key Investment, Inc.

•     Chair of Audit Committee of Thomson Reuters for over 10 years

•      Member of private company audit committees and TCF Financial Corporation audit committee

•      Represented financial institutions in securities and financial regulations matters as a practicing attorney

Sheila C. Bair

•     Former Chair of the Federal Deposit Insurance Corporation

•      Former Dean’s Professor of Financial Regulatory Policy for the Isenberg School of Management at the University of Massachusetts-Amherst

•      Former Assistant Secretary for Financial Institutions at the U.S. Department of the Treasury

•      Former Senior Vice President for Government Relations of the New York Stock Exchange

•      Former Commissioner of the Commodity Futures Trading Commission

•      Member of Host Hotels audit committee

P. Thomas Jenkins	• Former President and CEO of OpenText Corporation • Chairman of OpenText Corporation • Former member of the Audit Committee of BMC Corporation
Ken Olisa	• Former Interregnum PLC Chair and CEO • Member of private company audit committees and former member of a public company audit committee • U.K. Financial Services Authority approved person
Barry Salzberg

•     Former Global Chief Executive Officer of Deloitte Touche Tohmatsu Limited

•      Professor at Columbia Business School

•     Degree in accounting from Brooklyn College, a JD from Brooklyn Law School and an LLM in tax from the New York University

Wulf von Schimmelmann	• Former CEO of Deutsche Postbank AG • Degree in economic sciences and Ph.D in economics from University of Zurich • Member of Maxingvest AG audit committee

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth fees related to services rendered by PricewaterhouseCoopers LLP and its affiliates in 2015 and 2014.

(in millions of U.S. dollars)	2015	2014	*
Audit fees	$22.4	$22.9
Audit-related fees	3.2	1.8
Tax fees	2.4	3.9
All other fees	0.2	0.9
Total	$28.2	$29.5

*	2014 fee amounts have been updated from the amounts disclosed in last year’s annual report to reflect approximately $1.5 million of additional approved audit fees identified by PricewaterhouseCoopers which related to the year ended December 31, 2014.

The following are descriptions of fees for services rendered by PricewaterhouseCoopers LLP in 2015 and 2014.

Audit Fees

These audit fees were for professional services rendered for the audits of consolidated financial statements, reviews of interim financial statements included in periodic reports, audits related to internal control over financial reporting, statutory audits and services that generally only the independent auditor can reasonably provide, such as comfort letters and consents. These services included French translations of our financial statements, MD&A and financial information included in our interim and annual filings and prospectuses and other offering documents.

Audit-related Fees

These audit-related fees were for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements and are not reported under the “audit fees” category above. These services included subsidiary carve-out audits, transaction due diligence, SSAE 16 engagements, licensing of technical research material, audits of various employee benefit plans, agreed-upon procedures principally related to executive compensation reporting in the management proxy circular.

Tax Fees

Tax fees were for tax compliance, tax advice and tax planning. These services included the preparation and review of corporate and expatriate tax returns, assistance with tax audits and transfer pricing matters, advisory services relating to federal, state, provincial and international tax compliance, and restructurings, mergers and acquisitions.

All Other Fees

Fees disclosed in the tables above under the item “all other fees” were for services other than the audit fees, audit-related fees and tax fees described above. These services include independent benchmarking services and IT information security assessments.

Pre-Approval Policies and Procedures

The Audit Committee has adopted a policy regarding its pre-approval of all audit and permissible non-audit services provided to our company by the independent auditors.

•	The policy gives detailed guidance to management as to the specific types of services that have been pre-approved by the Audit Committee.
•	The policy requires the Audit Committee’s specific pre-approval of all other permitted types of services that have not already been pre-approved.
•	Senior management periodically provides the Audit Committee with a summary of services provided by the independent auditors in accordance with the pre-approval policy.
•	The Audit Committee’s charter delegates to its Chair the authority to evaluate and approve engagements in the event that the need arises for approval between Audit Committee meetings. If the Chair approves any such engagements, he must report his approval decisions to the full Audit Committee at its next meeting.
•	For the year ended December 31, 2015, none of the fees of Thomson Reuters described above made use of the de minimis exception to pre-approval provisions as provided for by Rule 2-01(c)(7)(i)(C) of SEC Regulation S-X and Section 2.4 of the Canadian Securities Administrators’ Multilateral Instrument 52-110 (Audit Committees).

CONTROLLED COMPANY

Our company is a “controlled company” as a result of Woodbridge’s ownership.

The NYSE corporate governance listing standards require a listed company to have, among other things, solely independent directors on its compensation committee and nominating/corporate governance committee. A “controlled company” (as defined by the NYSE) is a company of which more than 50% of the voting power is held by an individual, group or another company and is exempt from these requirements.

Supplemental guidelines issued by the Canadian Coalition for Good Governance (CCGG) address controlled companies. A “controlled company” (as defined by CCGG) includes corporations with a controlling shareholder who controls a sufficient number of shares to be able to elect the board of directors or to direct the management or policies of the corporation.

While a majority of members of each of the Corporate Governance Committee and the HR Committee of our company are independent, the board believes it is appropriate for Messrs. Binet and Clark, who are not considered to be independent under applicable rules because of their affiliation with Woodbridge, to serve on these committees and has approved our reliance on the NYSE’s controlled company exemption to do so. CCGG has stated that it believes it is appropriate for directors who are related to the controlling shareholder to sit on these committees to bring the knowledge and perspective of the controlling shareholder to executive compensation, appointments and board nominations.

No directors affiliated with Woodbridge serve on our Audit Committee, which is required to have solely independent directors.

INDEPENDENT DIRECTORS

A majority of the board is independent. Under the corporate governance guidelines adopted by the board, a director is not considered independent unless the board affirmatively determines that the director has no “material relationship” with Thomson Reuters. In determining the independence of directors, the board considers all relevant facts and circumstances. In March 2016, the board conducted its annual assessment of the independence of each of its current members and determined that 9 of the 14 directors (approximately 64%) serving on the board are independent. In determining independence, the board examined and relied on the applicable definitions of “independent” in the NYSE listing standards and Canadian Securities Administrators’ National Instrument 58-101. The board also reviewed the results of questionnaires completed by directors.

In order for the board to function independently from management:

•	The roles and responsibilities of the Chairman (David Thomson) and the CEO (Jim Smith) are separate;
•	We have a Lead Independent Director (Vance K. Opperman); and
•	The Audit Committee is comprised entirely of independent directors (as required by applicable law) and the Corporate Governance Committee and Human Resources Committee each have a majority of independent directors.

DIRECTOR INDEPENDENCE
NAME OF DIRECTOR	MANAGEMENT	INDEPENDENT	NOT INDEPENDENT	REASON FOR NON-INDEPENDENCE
David Thomson			✓	A Chairman of Woodbridge, the principal shareholder of Thomson Reuters
James C. Smith	✓		✓	President & Chief Executive Officer of Thomson Reuters
Sheila C. Bair		✓
Manvinder S. Banga		✓
David W. Binet			✓	President of Woodbridge, the principal shareholder of Thomson Reuters
Mary Cirillo		✓
W. Edmund Clark	✓	Acts as advisor to the trustee of the
2013 TIL Settlement and the Thomson
family on issues that arise under
Kenneth R. Thomson’s estate
arrangements and periodically also
advises Woodbridge, the principal
shareholder of Thomson Reuters
Michaels E. Daniels		✓
P. Thomas Jenkins		✓
Ken Olisa, OBE		✓
Vance K. Opperman		✓
Barry Salzberg		✓
Peter J. Thomson			✓	A Chairman of Woodbridge, the principal shareholder of Thomson Reuters
Wulf von Schimmelmann		✓
Total	1	9	5

None of Messrs. D. Thomson, Binet or P. Thomson is a member of Thomson Reuters executive management team. With its substantial equity investment in Thomson Reuters, Woodbridge considers that its interests as a shareholder are aligned with those of all other shareholders.

In determining the independence of directors, the board also considers that in the normal course of business, we provide services to, and receive services from, companies with which some of the independent directors are affiliated. Based on the specific facts and circumstances, the board determined in March 2016 that these relationships were immaterial.

PRESIDING DIRECTORS AT MEETINGS OF NON-MANAGEMENT AND INDEPENDENT DIRECTORS

Our board begins each in-person meeting with an “in-camera” session with the CEO, but no other members of management. This is intended to give the CEO an opportunity to discuss his objectives for the day’s meeting, and for directors to express preliminary observations based on their prior review of meeting materials. This permits a more effective use of time in the board meeting. A similar session is typically held with the CEO at the end of the meeting, followed by a meeting of the board without the CEO or other members of management present. Board committees also utilize “in-camera” meetings for discussions without the CEO or members of management present.

At least once each year, the board meets without the CEO and without the directors affiliated with Woodbridge. These meetings of the independent directors, which follow a regularly scheduled board meeting, are chaired by the Lead Independent Director. The Lead Independent Director develops the agenda for these meetings, although discussion has not been limited to it. The agenda generally addresses any issues that might be specific to a public corporation with a controlling shareholder. The Lead Independent Director reports to the Chairman, Deputy Chairman and the CEO on the substance of these meetings to the extent that action is appropriate or required and has been available for consultation with the other independent directors as required. Two such meetings of the independent directors took place in 2015 which were presided over by Mr. Opperman.

CODE OF BUSINESS CONDUCT AND ETHICS

Our Code of Business Conduct and Ethics (Code) applies to our employees, directors and officers, including our CEO, CFO and Controller. Our employees, directors and officers are required to submit an acknowledgment that they have received and read a copy of the Code and understand their obligations to comply with the principles and policies outlined in it. In an effort to promote further a culture of ethical business conduct throughout Thomson Reuters, we have instituted a mandatory online training course related to the Code. The Corporate Governance Committee receives an annual report regarding the Code from the General Counsel.

In 2015 and through the date of this annual report, no material violations by our directors or executive officers were reported for the Code. Also, no waivers under the Code were sought by or granted to any of our directors or executive officers.

ADDITIONAL DISCLOSURES

Additional information regarding the members of our board of directors, including our corporate governance and compensation practices, will be provided in our management proxy circular, which is being prepared in connection with our upcoming annual meeting of shareholders to be held on May 11, 2016. Each board committee has a written charter which is publicly available at www.thomsonreuters.com. The Audit Committee’s charter has been filed on SEDAR and EDGAR and is incorporated by reference in, and forms a part of, this annual report.

As of March 3, 2016, our executive officers and directors as a group beneficially owned, directly or indirectly, or exercised control or direction over, less than 1% of our outstanding common shares, based on the issued and outstanding shares of our company as of that date. David Thomson and Peter J. Thomson are the Chairmen, and David W. Binet is the President, of Woodbridge, our controlling shareholder. As of March 3, 2016, Woodbridge beneficially owned approximately 59.6% of our common shares.

Since 1992, Mr. Olisa has been chairman of two boutique merchant banks that provide advisory services to technology companies, some of which are or have been early stage. Mr. Olisa serves on the board of directors of a number of these companies. He was previously a director of Axellis Limited which was dissolved after liquidation proceedings in the U.K. in 2012.

Additional Information

Thomson Reuters Corporation was incorporated under the Business Corporations Act (Ontario) by articles of incorporation dated December 28, 1977. Our company amalgamated with one of its wholly owned subsidiaries on March 10, 2010. Our registered office is located at 333 Bay Street, Suite 400, Toronto, Ontario M5H 2R2, Canada and our principal executive office is located at 3 Times Square, New York, New York 10036, United States. Prior to April 17, 2008, Thomson Reuters Corporation was known as The Thomson Corporation.

DESCRIPTION OF CAPITAL STRUCTURE

As of March 3, 2016:

•	our authorized share capital consisted of an unlimited number of common shares, an unlimited number of preference shares, issuable in series, and a Thomson Reuters Founders Share; and
•	we had outstanding 757,914,096 common shares, 6,000,000 Series II preference shares and one Thomson Reuters Founders Share.

Common Shares

Each common share entitles its holder to receive notice of, to attend and to vote at all meetings of our shareholders (except for meetings of holders of a particular class or series of shares other than the common shares required by applicable laws to be held as a separate class or series meeting). Each common share also entitles its holder to receive dividends when declared by our board of directors, subject to the rights of holders of the preference shares. All dividends declared by our board of directors are paid equally on all common shares. Holders of common shares will participate equally in any distribution of our assets upon liquidation, dissolution or winding-up, subject to the rights of the holders of the preference shares. There are no preemptive, redemption, purchase or conversion rights attaching to our common shares.

We have also issued Depositary Interests (DIs) as an alternative way to hold our common shares. DIs are designed to facilitate the transfer and settlement of our shares in the U.K. when they are traded in the secondary market. Each DI represents one common share. The holder of DIs has beneficial ownership of the underlying common shares. The administrator of our DI program holds legal title to the common shares and holds the shares on behalf of and for the benefit of the DI holder. Holders of DIs have the same voting rights and receive the same dividends as other common shareholders.

Preference Shares

Our preference shares may be issued in one or more series as determined by our board of directors. Our board of directors is authorized to fix the number, the consideration per share and the rights and restrictions of the preference shares of each series. The preference shares of each series are to rank on a parity with the preference shares of each other series with respect to the payments of dividends and the return of capital on our liquidation, dissolution or winding-up. The preference shares are entitled to preference over the common shares and any other shares ranking junior to the preference shares with respect to the payment of dividends and the return of capital. The special rights and restrictions attaching to the preference shares as a class may not be amended without approval of at least two-thirds of the votes cast at a meeting of the holders of preference shares. The holders of preference shares are not entitled to any voting rights except as provided by our board of directors when authorizing a series or as provided by law. Our Series II preference shares are non-voting and are redeemable at our option for C$25.00 per share, together with accrued dividends. Dividends are payable quarterly at an annual rate of 70% of the Canadian bank prime rate applied to the stated capital of the shares.

Thomson Reuters Founders Share

Our company has issued a Thomson Reuters Founders Share to the Thomson Reuters Founders Share Company, which enables the Thomson Reuters Founders Share Company to exercise extraordinary voting power to safeguard the Thomson Reuters Trust Principles and to thwart those whose holdings of Thomson Reuters voting shares threaten the Thomson Reuters Trust Principles. The Founders Share entitles the Thomson Reuters Founders Share Company to vote in circumstances where an acquiring person, other than an approved person or an entity within Thomson Reuters, has become or becomes “interested” in, or the beneficial owner of, 15% or more of the outstanding voting shares of Thomson Reuters or has obtained or is attempting to obtain the ability to control the exercise of, or beneficial ownership of, 30% or more of the outstanding voting shares of Thomson Reuters. In general, votes cast by the Thomson Reuters Founders Share Company, alone or in combination with votes cast by approved persons, will be sufficient either to negate the voting power of the acquiring person or to constitute the requisite majority voting power. The rights attaching to the Founders Shares may not be varied or abrogated in any respect without the prior written consent of the Thomson Reuters Founders Share Company. In addition, without the prior written consent of the Thomson Reuters Founders Share Company, we may not take certain fundamental corporate actions, including certain changes to our share capital, or remove or amend provisions in our organizational documents relating to the Thomson Reuters Founders Share Company and the Founders Share. For a discussion of the Thomson Reuters Trust Principles and the Thomson Reuters Founders Share Company, see the “Material Contracts” section below.

MARKET FOR SECURITIES

Listings and Index Participation

Our common shares are listed in Canadian dollars on the TSX and in U.S. dollars on the NYSE under the symbol “TRI” and our Series II preference shares are listed in Canadian dollars on the TSX under the symbol “TRI.PR.B”. Our company is included in the S&P/TSX series of indices.

Share Prices

The following table provides information regarding the price history of our common shares and Series II preference shares for the periods indicated.

	COMMON SHARES (C$)				COMMON SHARES (US$)				SERIES II PREFERENCE SHARES (C$)
	High	Low	Closing	Trading volume	High	Low	Closing	Trading volume	High	Low	Closing	Trading volume
2015
January	49.89	45.29	48.76	15,646,885	40.44	38.03	38.40	17,040,047	17.97	15.48	16.00	37,989
February	50.62	47.95	49.06	16,355,713	40.36	37.95	39.27	18,944,155	17.20	16.05	16.57	47,862
March	51.97	48.89	51.35	18,516,597	41.15	38.75	40.56	20,132,430	16.93	14.69	15.00	298,246
April	53.00	48.47	49.57	15,677,753	42.64	40.22	41.06	22,108,326	15.25	13.62	14.73	158,779
May	50.46	47.84	49.66	10,857,067	41.54	39.54	39.96	13,157,034	17.00	15.00	0.00	46,339
June	50.25	47.25	47.56	21,032,938	40.27	37.97	38.07	16,280,263	16.50	14.76	15.50	68,346
July	53.46	47.63	52.95	13,450,265	40.99	37.19	40.45	16,934,491	15.38	14.12	14.43	57,671
August	54.47	48.47	51.18	16,598,294	41.36	36.97	38.82	22,209,804	14.98	13.00	13.00	53,786
September	53.79	49.83	53.64	23,130,263	40.60	37.68	40.26	22,314,695	13.29	12.50	12.50	66,480
October	55.92	52.81	53.68	19,951,529	42.42	39.89	41.02	18,765,293	12.32	11.80	12.00	77,988
November	54.29	51.86	54.01	17,501,020	41.47	38.84	40.34	16,635,033	12.61	12.02	12.02	147,627
December	55.11	51.87	52.41	17,580,280	41.26	37.14	37.85	16,762,941	12.10	10.55	11.53	227,111
2016
January	52.78	49.42	52.40	18,917,604	37.60	33.96	37.40	21,891,818	12.25	10.25	10.98	69,186
February	52.55	47.56	49.57	16,000,898	38.02	34.01	36.60	21,494,507	10.50	10.00	10.00	129,310

DIVIDENDS

Our company and our predecessor companies have paid dividends for over 30 years and we view dividends as a critical component of shareholder return.

Any dividends that we declare on our shares take into account all factors that our board considers relevant, including our available cash flow, financial condition and capital requirements. Our target dividend payout ratio is 40% to 50% of annual free cash flow over the long term.

Our board reviews our dividend policy in the first quarter of each fiscal year. In February 2016, our board approved an increase in our annualized dividend rate to $1.36 per share (or $0.34 per share on a quarterly basis), effective with our dividend payable on March 15, 2016 to holders of record as of February 23, 2016. This was the 23rd consecutive annual dividend increase for our company. The declaration of dividends by our board and the amount of those dividends is at the discretion of the board.

The following graph shows our annualized dividends per common shares for the periods indicated.

The following table provides information regarding the default currencies for our dividend payments, as well as other currency options that were available to our shareholders as of March 3, 2016.

	DIVIDEND CURRENCY (DEFAULT)	DIVIDEND CURRENCY (FOR ELECTING HOLDERS)
Common shares	U.S. dollars	Canadian dollars British pounds sterling
DIs (representing common shares)	British pounds sterling	U.S. dollars Canadian dollars
Series II preference shares	Canadian dollars	N/A

We also have a dividend reinvestment plan which allows eligible holders of our common shares to elect to have their cash dividends reinvested in additional shares.

Additional information regarding currency elections for our dividends as well as our dividend reinvestment plan is provided in the Investor Relations section of our website under “Dividends”.

We pay dividends on our Series II preference shares quarterly at an annual rate of 70% of the Canadian bank prime rate applied to the stated capital of these shares.

The table below sets forth the dividends declared on our common shares and Series II preference shares in the last three years and the first quarter of 2016.

	COMMON SHARES (US$)		SERIES II PREFERENCE SHARES (C$)
2013
Q1	$0.325000	C$	0.129452
Q2	$0.325000	C$	0.13089
Q3	$0.325000	C$	0.132329
Q4	$0.325000	C$	0.132329
2014
Q1	$0.330000	C$	0.129452
Q2	$0.330000	C$	0.130890
Q3	$0.330000	C$	0.132329
Q4	$0.330000	C$	0.132329
2015
Q1	$0.335000	C$	0.125137
Q2	$0.335000	C$	0.124346
Q3	$0.335000	C$	0.120419
Q4	$0.335000	C$	0.119096
2016
Q1	$0.340000	C$	*

*The first quarter 2016 dividend on our Series II preference shares had not yet been declared by our company as of the date of this annual report.

WOODBRIDGE

As of March 3, 2016, Woodbridge beneficially owned approximately 59.6% of our common shares and is the principal and controlling shareholder of Thomson Reuters.

Woodbridge, a private company, is the primary investment vehicle for members of the family of the late Roy H. Thomson, the first Lord Thomson of Fleet. Woodbridge is a professionally managed company that, in addition to its controlling interest in Thomson Reuters, has other substantial investments.

Prior to his passing in 2006, Kenneth R. Thomson controlled our company through Woodbridge. He did so by holding shares of a holding company of Woodbridge, Thomson Investments Limited. Under his estate arrangements, the 2003 TIL Settlement, a trust of which the trust company subsidiary of a Canadian chartered bank is trustee and members of the family of the late first Lord Thomson of Fleet are beneficiaries, holds those holding company shares. Kenneth R. Thomson established these arrangements to provide for long-term stability of the business of Woodbridge. The equity of Woodbridge continues to be owned by members of successive generations of the family of the first Lord Thomson of Fleet.

Under the estate arrangements of Kenneth R. Thomson, the directors and officers of Woodbridge are responsible for its business and operations. In certain limited circumstances, including very substantial dispositions of Thomson Reuters Corporation common shares by Woodbridge, the estate arrangements provide for approval of the trustee to be obtained. Woodbridge’s primary investment is its holding of our shares. It actively monitors our company as a controlling shareholder. In its involvement with our company, Woodbridge focuses on these matters:

•	corporate governance, including the effectiveness of our board;
•	appointment of the Chief Executive Officer and other members of senior management and related succession planning;
•	development of the long-term business strategy of Thomson Reuters and assessment of its implementation; and
•	capital strategy.

With its substantial equity investment in our company, Woodbridge considers that its interests as a Thomson Reuters shareholder are aligned with those of all other shareholders.

The Corporate Governance Committee of our board considers any transactions that may take place between our company and Woodbridge, with any committee members related to Woodbridge abstaining from voting. In addition, any transactions between Woodbridge and our company are subject to public disclosure and other requirements under applicable Canadian securities laws.

TRANSFER AGENTS AND REGISTRARS

TYPE OF SHARES	COUNTRY	TRANSFER AGENT/REGISTRAR	LOCATION OF TRANSFER FACILITIES
Common shares	Canada	Computershare Trust Company of Canada	Toronto; Montreal; Calgary; and Vancouver
	United States	Computershare Trust Company N.A.	Canton, Massachusetts; Jersey City, New Jersey; and College Station, Texas
	United Kingdom	Computershare Investor Services PLC	Bristol, England
Depositary interests	United Kingdom	Computershare Investor Services PLC	Bristol, England
Series II preference shares	Canada	Computershare Trust Company of Canada	Toronto

RATINGS OF DEBT SECURITIES

Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings. Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demands, increased competition, a further deterioration in general economic and business conditions and adverse publicity. Any downgrades in our credit ratings may impede our access to the debt markets or raise our borrowing rates.

Our long-term unsecured debt securities are rated Baa2 (stable) by Moody’s, BBB+ (stable) by S&P, BBB (high) (stable) by DBRS and BBB+ (stable) by Fitch. These credit ratings are not recommendations to purchase, hold or sell securities and do not address the market price or suitability of a specific security for a particular investor. Credit ratings may not reflect the potential impact of all risks on the value of securities. In addition, real or anticipated changes in the rating assigned to a security will generally affect the market value of that security. Shareholders cannot be assured that a rating will remain in effect for any given period of time or that a rating will not be revised or withdrawn entirely by a rating agency in the future.

Moody’s Investors Services (Moody’s)

Moody’s long-term credit ratings are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. Moody’s “Baa” rating assigned to our long-term debt instruments is the fourth highest rating of nine rating categories. Obligations rated “Baa” are subject to moderate credit risk. They are considered medium-grade and as such may possess certain speculative characteristics. Moody’s appends numerical modifiers from 1 to 3 to its long-term debt ratings, which indicate where the obligation ranks within its generic rating category, with 1 being the highest. Outlooks represent Moody’s assessment regarding the likely direction of the rating over the medium-term.

Standard & Poor’s (S&P)

S&P’s long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. S&P’s “BBB” rating assigned to our long-term debt instruments is the fourth highest rating of 10 major rating categories. A “BBB” rating indicates that the obligor has adequate capacity to meet its financial commitments. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment. S&P uses “+” or “-” designations to indicate the relative standing of securities within a particular rating category. Outlooks represent S&P’s assessment regarding the potential direction of the rating over the immediate term (typically six months to two years).

DBRS Limited (DBRS)

DBRS’ credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. DBRS’s “BBB” rating assigned to our long-term debt is the fourth highest of the 10 rating categories for long-term debt. Debt securities rated “BBB” are of adequate credit quality, and while the capacity for the payment of financial obligations is considered acceptable, it may be vulnerable to future events. A reference to “high” or “low” reflects the relative strength within the rating category. Rating Trends represent DBRS’s opinion regarding the outlook for the ratings, should present tendencies continue.

Fitch Ratings (Fitch)

Fitch’s long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. Fitch’s “BBB” rating assigned to our long-term debt instruments is the fourth highest rating of 10 rating categories. A “BBB” rating indicates a low expectation of default, and that while the capacity for payment of financial commitments is considered adequate, adverse business or economic conditions are more likely to impair this capacity. Fitch uses “+” or “-” designations to indicate the relative standing of securities within a particular rating category. Outlooks represents Fitch’s assessment regarding the direction a rating is likely to move over a one to two-year period.

MATERIAL CONTRACTS

Credit Agreement

We have a $2.5 billion syndicated credit facility agreement which matures in May 2018. The facility may be used to provide liquidity for general corporate purposes (including to support our commercial paper program).

We may also request an increase, subject to approval by applicable lenders, in the lenders’ commitments up to a maximum amount of $3.0 billion.

Based on our current credit ratings, the cost of borrowing under the agreement is priced at LIBOR/EURIBOR plus 100 basis points. If our long-term debt rating was downgraded by Moody’s or Standard & Poor’s, our facility fee and borrowing costs may increase, although availability would be unaffected. Conversely, an upgrade in our ratings may reduce our facility fees and borrowing costs. We monitor the lenders that are party to our facility and believe they continue to be able to lend to us.

We guarantee borrowings by our subsidiaries under the credit facility. We must also maintain a ratio of net debt as of the last day of each fiscal quarter to EBITDA as defined in the credit agreement (earnings before interest, income taxes, depreciation and amortization and other modifications described in the credit agreement) for the last four quarters ended of not more than 4.5:1. We were in compliance with this covenant at December 31, 2015.

Thomson Reuters Trust Principles and Thomson Reuters Founders Share Company

Our company is dedicated to upholding the Thomson Reuters Trust Principles and to preserving its independence, integrity and freedom from bias in the gathering and dissemination of information and news.

The Thomson Reuters Trust Principles are:

•	That Thomson Reuters shall at no time pass into the hands of any one interest, group or faction;
•	That the integrity, independence and freedom from bias of Thomson Reuters shall at all times be fully preserved;
•	That Thomson Reuters shall supply unbiased and reliable news services to newspapers, news agencies, broadcasters and other media subscribers and to businesses, governments, institutions, individuals and others with whom Thomson Reuters has or may have contracts;
•	That Thomson Reuters shall pay due regard to the many interests which it serves in addition to those of the media; and
•	That no effort shall be spared to expand, develop and adapt the news and other services and products of Thomson Reuters so as to maintain its leading position in the international news and information business.

The Thomson Reuters Founders Share Company was established in 1984 when Reuters became a public company. The directors of the Thomson Reuters Founders Share Company have a duty to ensure, to the extent possible, that the Thomson Reuters Trust Principles are complied with.

The directors of the Thomson Reuters Founders Share Company are experienced and eminent people from the world of politics, diplomacy, journalism, public service and business. They generally have all held high offices in their respective sectors. The directors are selected by a nomination committee and proposed to the board of the Thomson Reuters Founders Share Company for appointment. The nomination committee also has unique features. Two of its members are judges from the European Court of Human Rights and assist in scrutinizing candidates’ suitability. Our board currently has two representatives on the nomination committee and the Thomson Reuters Founders Share Company’s board has five representatives, including its chairman and deputy chairman. Other members are representatives of press associations from the United Kingdom, Australia and New Zealand.

The directors of the Thomson Reuters Founders Share Company have a minimum of two meetings per year. They receive reports on our activities in the different fields in which we operate and the directors meet with both our board and representatives of senior management. Through the Thomson Reuters Founders Share Company’s chairman, regular contact is maintained with our company. The relationship is one of trust and confidence.

The current directors of the Thomson Reuters Founders Share Company, with their countries of residence and the year of initial appointment are:

NAME	COUNTRY	DIRECTOR SINCE
Uffe Ellemann-Jensen (Chairman)	Denmark	2001
John H. McArthur	U.S.A.	2001
Pascal Lamy	France	2009
Dr. Michael Naumann	Germany	2010
Dame Helen Alexander	U.K.	2011
Yuko Kawamoto	Japan	2011
Pedro Malan	Brazil	2011
Beverly LW Sunn	Hong Kong	2012
Steven Turnbull	U.K.	2013
Lord Jay of Ewelme	U.K.	2013
Vikram Singh Mehta	India	2013
Lawton Fitt	U.S.A.	2014
Nicholas Lemann	U.S.A.	2014
Ory Okolloh	South Africa	2015
Tarja Halonen	Finland	2016
Kim Williams AM	Australia	2016
Ronald G. Close	Canada	2016

Prior to May 1, 2014, directors were appointed for an initial term of five years that ends on December 31 following the fifth anniversary of appointment. Those directors are eligible for re-appointment for an additional term of five years, subject to a maximum term of 15 years. Directors appointed on or after May 1, 2014 serve an initial term of three years and must retire on December 31 following the third anniversary of appointment. Those directors are eligible for re-appointment for an additional term of three years, subject to a maximum term of nine years.

Our company is a party to an Amended Deed of Mutual Covenant, under which Thomson Reuters and the Thomson Reuters Founders Share Company have covenanted with United Kingdom, Australian and New Zealand press associations to use their best endeavors to ensure that the Trust Principles are complied with in relation to Thomson Reuters.

Under a Thomson Reuters Trust Principles Support Agreement, Woodbridge has agreed to support the Trust Principles and to exercise its voting rights to give effect to this support and the Thomson Reuters Founders Share Company has irrevocably designated Woodbridge as an approved person for so long as Woodbridge is controlled by members of the Thomson family, companies controlled by them and trusts for their benefit.

PRINCIPAL SUBSIDIARIES

The following provides information about our principal subsidiaries as of December 31, 2015. As of that date, we beneficially owned, directly or indirectly, 100% of the voting securities and non-voting securities of each of these subsidiaries. Certain subsidiaries, each of which represents not more than 10% of the consolidated assets and not more than 10% of the consolidated revenues of our company, and all of which, in the aggregate, represent not more than 20% of the total consolidated assets and the total consolidated revenues of our company as of December 31, 2015, have been omitted.

SUBSIDIARY	JURISDICTION OF INCORPORATION/FORMATION
3276838 Nova Scotia Company	Nova Scotia, Canada
FX Alliance, LLC	Delaware, U.S.A.
International Thomson Reuters B.V.	The Netherlands
LiveNote Technologies Limited	England
LN Holdings Limited	Bermuda
Manatron Holdings, Inc.	Delaware, U.S.A.
Manatron, Inc.	Michigan, U.S.A.
Manatron Intermediate Holdings, Inc.	Delaware, U.S.A.
MarkMonitor Inc.	Delaware, U.S.A.
Reuters (Canvas) Holdings 1 Limited	Bermuda
Reuters Holdings Limited	England
Reuters International Holdings SARL	Switzerland
Reuters Limited	England
Reuters Transaction Services Limited	England
The Thomson Organisation (No. 10)	England
The Thomson Organisation Limited	England
Thomson Holdings Limited	England
Thomson Information & Publishing Holdings Limited	England
Thomson Information & Solutions (Holdings) Limited	England
Thomson Information & Solutions Limited	England
Thomson Publishing Group Limited	England
Thomson Reuters (GRC) Inc.	Delaware, U.S.A.
Thomson Reuters (Legal) Inc.	Minnesota, U.S.A.
Thomson Reuters (Markets) Deutschland GmbH	Germany
Thomson Reuters (Markets) LLC	Delaware, U.S.A.
Thomson Reuters (Markets) SA	Switzerland
Thomson Reuters (Professional) UK Ltd.	England
Thomson Reuters (Scientific) LLC	Delaware, U.S.A.
Thomson Reuters (Tax & Accounting) Inc.	Texas, U.S.A.
Thomson Reuters (TRI) Inc.	Delaware, U.S.A.
Thomson Reuters America Corporation	Delaware, U.S.A.

SUBSIDIARY	JURISDICTION OF INCORPORATION/FORMATION
Thomson Reuters Canada Limited	Ontario, Canada
Thomson Reuters Corporation Pte Limited	Singapore
Thomson Reuters Deutschland GmbH	Germany
Thomson Reuters Finance S.A.	Luxembourg
Thomson Reuters France	France
Thomson Reuters Global Resources	Ireland
Thomson Reuters Group Limited	England
Thomson Reuters Holdings A.G.	Switzerland
Thomson Reuters Holdings B.V.	The Netherlands
Thomson Reuters Holdings Inc.	Delaware, U.S.A.
Thomson Reuters Holdings S.A.	Luxembourg
Thomson Reuters Holdings SARL	France
Thomson Reuters Hong Kong Limited	The Netherlands
Thomson Reuters India Holdings B.V.	The Netherlands
Thomson Reuters Investment Holdings Limited	England
Thomson Reuters Markets KK	Japan
Thomson Reuters Netherlands Holdings B.V.	The Netherlands
Thomson Reuters No. 4 Inc.	Delaware, U.S.A.
Thomson Reuters No. 5 LLC	Delaware, U.S.A.
Thomson Reuters No. 8 LLC	Delaware, U.S.A.
Thomson Reuters Professional KK	Japan
Thomson Reuters U.S. LLC	Delaware, U.S.A.
Thomson UK Limited	England
TR (2008) Limited	England
TR Holdings Limited	Bermuda
TR Netherlands Holdings Coöperatief U.A.	The Netherlands
TR Organisation Limited	England
TR Professional Holdings Limited	England
TR U.S. Inc.	Delaware, U.S.A.
TTC (1994) Limited	England
TTC Holdings Limited	England
West Publishing Corporation	Minnesota, U.S.A.
Worldscope/Disclosure L.L.C.	Delaware, U.S.A.

INTERESTS OF EXPERTS

Our independent registered public accounting firm is PricewaterhouseCoopers LLP, who has issued an independent registered public accounting firm’s report dated March 8, 2016 in respect of our consolidated financial statements as at December 31, 2015 and December 31, 2014, and for each of the years ended December 31, 2015 and December 31, 2014 and our internal control over financial reporting as at December 31, 2015. PricewaterhouseCoopers LLP has advised that it is independent with respect to our company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario, and the rules of the U.S. Securities and Exchange Commission and the requirements of the Public Company Accounting Oversight Board (United States).

FURTHER INFORMATION AND DISCLOSURES

Iran Threat Reduction and Syria Human Rights Act Disclosure

The Iran Threat Reduction and Syria Human Rights Act of 2012 (ITRA) requires us to disclose information in our annual report if we or any of our affiliates knowingly engaged in certain transactions or dealings related to Iran in 2015. Disclosure is generally required, even if the transactions or dealings were conducted in compliance with applicable law and regulations.

During 2015, certain of our non-U.S. subsidiaries sold Reuters text newswires and video broadcast services products to one customer covered by the ITRA. These sales were exempt from applicable U.S. economic sanctions laws and regulations as exports of information and informational materials and authorized under the applicable U.K. and E.U. sanctions against Iran. These sales represented approximately 0.0044% of our company’s 2015 consolidated revenues. The aggregate gross revenues attributable to these sales in 2015 were approximately $568,000. We estimate that the 2015 net profit attributable to these sales was approximately $32,944. Our Reuters business does not plan to renew its existing customer contract or enter into new sales contracts with customers covered by the ITRA, subject to certain limited exceptions where continued sales are permissible under applicable export control and economic sanctions laws and regulations.

Additionally, in 2015, our Intellectual Property & Science business sold products to two customers covered by the ITRA. The products sold were exempt from applicable economic sanctions laws and regulations as exports of information and informational materials. These transactions and dealings by our Intellectual Property & Science business represented approximately 0.0028% of our 2015 consolidated revenues. The aggregate gross revenues attributable to these sales in 2015 were approximately $347,529. We estimate that the 2015 net profit attributable to these sales was approximately $76,456. Our Intellectual Property & Science business does not plan to enter into sales contracts with customers covered by the ITRA, subject to certain limited exceptions where sales are permissible under applicable export control and economic sanctions laws and regulations.

In 2015, we learned that one of our non-U.S. subsidiaries sold a Financial & Risk product to a customer based in Asia who was later discovered to be covered by the ITRA. Although the core product sold was information and informational materials, immediately upon learning of such sale, we exited the sales contract. This transaction by our Financial & Risk business represented approximately 0.00003% of our 2015 consolidated revenues. The aggregate gross revenues attributable to this sale in 2015 was approximately $3,978. We estimate that the 2015 net profit attributable to this sale was approximately $716. Our Financial & Risk business does not plan to enter into any new sales contracts with this customer.

Other Information and Disclosures

For more information about Thomson Reuters, please see our various filings and notifications posted on our website, www.thomsonreuters.com, the Canadian Securities Administrators’ SEDAR website, www.sedar.com, and in the EDGAR section of the Securities and Exchange Commission’s (SEC) website at www.sec.gov. In addition, you may review a copy of our filings at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our shares and securities authorized for issuance under our equity compensation plans, will be contained in our management proxy circular, which is being prepared in connection with our upcoming annual meeting of shareholders to be held on May 11, 2016. Copies of our management proxy circular will be available upon request in writing to: Investor Relations Department, Thomson Reuters, Metro Center, One Station Place, Stamford, Connecticut 06902, United States. Requests may also be sent by e-mail to: investor.relations@thomsonreuters.com.

Information required to be provided pursuant to Canadian Securities Administrators Multilateral Instrument Form 52-110F1 (Audit Committees) for our company is included in the “Executive Officers and Directors” section of this annual report.

Under NYSE listing standards, we are required to disclose any significant ways in which our corporate governance practices differ from those required to be followed by U.S. domestic companies under NYSE listing standards. There is only one significant difference between our corporate governance practices and those required of domestic companies under NYSE listing standards. NYSE listing standards require shareholder approval of all “equity compensation plans” and material revisions to these types of plans (with limited exceptions). TSX rules require shareholder approval of security based compensation arrangements only for plans which involve newly issued shares or specified amendments to the plans. Similar to a number of other Canadian issuers, our company follows the TSX rules.

Our Code of Business Conduct and Ethics, corporate governance guidelines and board committee charters are available on www.thomsonreuters.com as well as in print or electronically (without charge) to any shareholder who requests a copy in writing or by e-mail to our Investor Relations Department. Shareholders and other interested parties may contact the board or its non-management or independent directors as a group, or the directors who preside over their meetings, by writing to them c/o Secretary to the Board, Thomson Reuters, 3 Times Square, New York, New York 10036, United States.

Any statement in this annual report about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to our annual report with the SEC or as a material contract with the Canadian securities regulatory authorities, then the contract or document is deemed to modify the description contained in this annual report. You should review the contracts or documents themselves for a complete description.

We are required to file reports and other information with the SEC under the U.S. Securities Exchange Act of 1934, as amended (U.S. Securities Exchange Act) and regulations under that act. As a foreign private issuer, we are exempt from the rules under the U.S. Securities Exchange Act prescribing the form and content of proxy statements and our officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the U.S. Securities Exchange Act.

Front cover photo credit: REUTERS/Christian Charisius.

Cross Reference Tables

For the convenience of our shareholders, we have prepared one annual report for the year ended December 31, 2015 that addresses our disclosure requirements under applicable Canadian and U.S. laws and regulations.

The following pages include cross reference tables that reflect where we have disclosed information required to be contained in an annual information form prepared in accordance with Canadian laws and regulations and an annual report on Form 40-F prepared in accordance with SEC requirements.

ANNUAL INFORMATION FORM (FORM 51-102F2) CROSS REFERENCE TABLE

		Page/Document
Item 1.	Cover Page	Cover

Item 2.	Table of Contents	1

Item 3.	Corporate Structure
	3.1 Name, Address And Incorporation	151
	3.2 Intercorporate Relationships	158-159

Item 4.	General Development of the Business
	4.1 Three Year History	5
	4.2 Significant Acquisitions	15,31

Item 5.	Describe the Business
	5.1 General	2-16
	5.2 Risk Factors	17-25
	5.3 Companies With Asset-Backed Securities Outstanding	N/A
	5.4 Companies With Mineral Projects	N/A
	5.5 Companies With Oil And Gas Activities	N/A

Item 6.	Dividends	152-154

Item 7.	Description of Capital Structure
	7.1 General Description Of Capital Structure	151-152
	7.2 Constraints	N/A
	7.3 Ratings	155-156

Item 8.	Market for Securities
	8.1 Trading Price And Volume	152
	8.2 Prior Sales	N/A

Item 9.	Escrowed Securities and Securities Subject to Contractual Restriction on Transfer	N/A

Item 10.	Directors and Officers
	10.1 Name, Occupation And Security Holding	139-150
	10.2 Cease Trade Orders, Bankruptcies, Penalties Or Sanctions	150
	10.3 Conflicts Of Interest	N/A

Item 11.	Promoters	N/A

Item 12.	Legal Proceedings and Regulatory Actions
	12.1 Legal Proceedings	57
	12.2 Regulatory Actions	57

Item 13.	Interest of Management and Others in Material Transactions	60

Item 14.	Transfer Agents and Registrars	155

Item 15.	Material Contracts	156-157

Item 16.	Interest of Experts
	16.1 Names Of Experts	160
	16.2 Interests Of Experts	160

Item 17.	Additional Information	160

Item 18.	Additional Disclosure for Companies Not Sending Information Circulars	N/A

FORM 40-F CROSS REFERENCE TABLE

Page/Document

Annual Information Form	See AIF Table

Audited Annual Financial Statements	79-138

Management’s Discussion And Analysis	26-78

Disclosure Controls And Procedures	62

Internal Control Over Financial Reporting
a. Changes In Internal Controls Over Financial Reporting	62
b. Management’s Report On Internal Control Over Financial Reporting	79
c. Independent Auditor’s Report On Internal Control Over Financial Reporting	80

Notice Pursuant To Regulation BTR	N/A

Audit Committee Financial Expert	147,149

Code Of Ethics	150

Principal Accountant Fees And Services	147-148

Off-Balance Sheet Arrangements	56-57

Tabular Disclosure Of Contractual Obligations	56-57

Identification Of The Audit Committee	147

THOMSON REUTERS

3 Times Square

New York, New York 10036

United States

tel: +1 646 223 4000

333 Bay Street, Suite 400

Toronto, Ontario M5H 2R2

Canada

tel: +1 416 687 7500

www.thomsonreuters.com